
中国航信
TravelSky


07025179

Friday, June 29, 2007


SUPPL

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Travelsky Technology Limited --
Information Furnished Pursuant to
Rule 12g-3-2(b) Under the Securities
Exchange Act of 1934 (File No. 82-34687)

Dear Sirs:

On behalf of Travelsky Technology Limited, enclosed are copies of documents to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g-3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange

中国民航信息网络股份有限公司
TravelSky Technology Limited
地址：中国 北京 海淀区科学院南路 2 号融科资讯中心C座南楼18-20层 邮编：100080
电话：(86 10) 62508866 传真：(86 10) 62508523

Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact Mr.Ding Weiping at 8610-62508878/82861610.

Very truly yours,

Ding Weiping
Director & Company Secretary
Tel:8610-62508878/82861610
Fax:8610-82861612/82861966

Enclosures:

1. Interim report 2006
2. Annual report 2006
3. Copies of all announcement and circular of the Company from June,2006 to June,2007.

Enclosures:

1. Interim report 2006
2. Annual report 2006
3. Copies of all announcement and circular of the Company from June, 2006 to June, 2007.

	Release date/time	Document
1	12/06/2007 22:24	Announcement
2	11/06/2007 08:41	Announcement
3	05/06/2007 20:00	Results of General Meetings
4	26/04/2007 09:03	Results of General Meetings
5	18/04/2007 14:17	Circular (Bonus issue of shares, amendments to articles of association, grant of general mandate, appointment of directors and notices of AGM and class meetings)
6	18/04/2007 08:55	Announcement
7	17/04/2007 21:53	Notices of General Meetings
8	30/03/2007 08:31	Announcement
9	28/03/2007 16:34	Results Announcement
10	07/03/2007 13:17	Circular (Continuing connected transactions, amendments to articles of association and notice of EGM)
11	06/03/2007 21:20	Notices of General Meetings
12	14/02/2007 08:24	Announcement
13	01/02/2007 08:55	Announcement
14	09/01/2007 21:22	Results of General Meetings
15	21/12/2006 10:43	Circular (Second supplementary notice of the extraordinary general meeting)
16	21/12/2006 08:52	Notices of General Meetings
17	06/12/2006 12:15	Unusual volume movement
18	24/11/2006 14:31	Circular (Supplementary notice of the extraordinary general meeting)
19	24/11/2006 14:30	Notices of General Meetings
20	23/11/2006 23:56	Announcement
21	23/11/2006 11:55	Circular (Notice of extraordinary general meeting)
22	23/11/2006 08:55	Notices of General Meetings
23	08/09/2006 09:50	Announcement
24	31/08/2006 09:00	Results Announcement
25	30/08/2006 12:58	Results Announcement (Summary)
26	06/06/2006 21:42	Announcement


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION

CONNECTED TRANSACTION

The Board announces that on 12 June 2007, the Company entered into the NewAPP System Construction Service Agreement with Hubei Cares pursuant to which the Company has agreed to engage Hubei Cares to provide to the Company the NewAPP System Construction Services.

The Connected Transaction is conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction (including the consideration thereof) are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

As set out in the paragraph headed "Connected relationship and Listing Rules requirements for the Connected Transaction" in this announcement below, the Connected Transaction, according to Rule 14A.32(1) of the Listing Rules, is subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from approval from the independent shareholders' approval requirement.

Introduction

The Board announces that on 12 June 2007, the Company entered into the NewAPP System Construction Service Agreement with Hubei Cares pursuant to which the Company has agreed to engage Hubei Cares to provide to the Company the NewAPP System Construction Services.

The NewAPP System Construction Service Agreement

Date: 12 June 2007

Parties: The Company (as recipient of services in its capacity as contractor); and Hubei Cares (as supplier of services in its capacity as subcontractor).

Services: Pursuant to the NewAPP System Construction Service Agreement, Hubei Cares has agreed to provide to the Company the NewAPP System Construction Services for the period from 12 June 2007 to 30 September 2007.

Consideration: The consideration for the NewAPP System Construction Services is RMB3,905,130 (equivalent to approximately HK$3,905,130). It will be paid from the Company's internal resources in cash, according to the implementation schedule for the project with the last instalment to be paid on the expiry of one year from the satisfactory examination of the entire system (which is expected to be September 2008). The Company has paid 15% of the total consideration as advance payment upon signing of the New APP System Construction Service Agreement.

The consideration for the NewAPP System Construction Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for system construction and implementation services in the PRC, in particular, the time cost per working staff to be involved in the NewAPP System construction and implementation project and also the costs of the equipments necessary for such construction and implementation. Such time cost is generally determined according to the specifications required in the NewAPP System construction and implementation project, its implementation schedule and complexity, etc. Given that the NewAPP System Construction Services are tailor-made service, instead of standardised services, it is impracticable and not meaningful to compare the consideration for different NewAPP System construction and implementation services in the market.

Information on Hubei Cares

The principal business activities carried on by Hubei Cares includes provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems.

Reasons for the Connected Transaction

The Group is principally engaged in provision of aviation information technology services in the PRC.

At present, the Company is engaged as a contractor in the construction of the departure system in a airport in Hubei Province, the PRC. The Directors consider that the NewAPP System Construction Services to be provided by Hubei Cares can enhance the Company's progress in the said expansion project. As Hubei Cares is in Hubei Province, the PRC, the Directors believe that it would be more efficient to outsource the NewAPP System Construction Services to be provided by Hubei Cares instead of bringing the necessary equipments and personnel there by the Company itself, which would incur the daily operating costs of the Company. Hubei Cares is engaged because it is in Hubei Province, the PRC and it has expertise in, among others, airport passenger processing services and the installation of the related information system. The Directors believe that that the Connected Transaction is beneficial to the operation of the Company by the provision of localized services.

The Connected Transaction is conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction (including the consideration thereof) are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

Connected relationship and Listing Rules requirements for the Connected Transaction

Hubei Cares is a company incorporated in the PRC and is owned as to, among others, (1) 50% by the Company, (2) 12.5% by深圳民航凯亚有限公司(Cares Shenzhen Co., Ltd.), a non-wholly owned subsidiary (owned as to 61.47% by the Company); and (3) 12.5% by 中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited), a promoter of the Company (i.e. a connected person of the Company under Rule 14A.11(3) of the Listing Rules). Hubei Cares is a non-wholly owned subsidiary of the Company


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION

As中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited), a connected person of the Company, is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hubei Cares. Hubei Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

The Connected Transaction therefore constitutes connected transaction under Chapter 14 of the Listing Rules for the Company. Since the Connected Transaction is entered into with Hubei Cares, which is one of the parties to the Network Service Agreement, the Connected Transaction is aggregated with the transactions entered and to be entered between the Group and Hubei Cares under the Network Service Agreement. It is expected that the maximum amounts of transactions entered and to be entered between the Group and Hubei Cares under the Network Service Agreement for the three years ending 31 December 2009 will be about RMB4,200,000 (equivalent to approximately HK$4,200,000), RMB5,000,000 (equivalent to approximately HK$5,000,000) and RMB6,000,000 (equivalent to approximately HK$6,000,000). Since the Percentage Ratios of the aggregate of the consideration payable by the Company under the NewAPP System Construction Service Agreement and the amounts of the transactions entered and to be entered between the Group and Hubei Cares under the Network Service Agreement, do not exceed 2.5%, the Connected Transaction is only subject to announcement and reporting requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Connected Transaction"	the transaction contemplated under the NewAPP System Construction Service Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hubei Cares"	湖北民航凱亞有限公司(Cares Hubei Co., Ltd.), a company established in the PRC and is owned as to 50% by the Company, 12.5% by中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited), 12.5% by 中國南方航空股份有限公司湖北分公司工會委員會(committee of labour union of Wubei Branch China Southern Airlines Company Limited), 12.5% by 武漢天河機場有限責任公司(Wuhan Tianhe Airport Limited) and 12.5% by 深圳民航凱亞有限公司(Cares Shenzhen Co., Ltd.)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Network Service Agreement"	the Network Service Agreement dated 30 December 2006 entered into between, among others, the Company and Hubei Cares in relation to, among other things, provision of certain services by each of the Company and Hubei Cares to each other, details of which is set out in the Company's circular dated 7 March 2007
"NewAPP System"	the new airport passenger processing system
"NewAPP System Construction Services"	the services to be provided by Hubei Cares to construct and implement the NewAPP system in an airport in Hubei Province, the PRC, including sourcing of equipment, provision of technical support services, provision of relevant system maintenance services
"NewAPP System Construction Service Agreement"	an agreement dated 12 June 2007 entered into between the Company and Hubei Cares, pursuant to which the Company has agreed to engage Hubei Cares to provide the NewAPP System Construction Services
"PRC" or "China"	the People's Republic of China
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.00 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 12 June 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 0696)

CLARIFICATION ANNOUNCEMENT

Reference is made to the Company's announcement ("**March Announcement**") dated 29 March 2007 in relation to, among other things, the Company's change of directors and the Company's announcement ("**June Announcement**") dated 5 June 2007 in relation the resolutions passed at the annual general meeting and the class meetings held on 5 June 2007. Terms used in this announcement shall have the same meaning as those defined in the March Announcement unless the context otherwise requires.

The Board wishes to clarify that in respect of the appointment of Mr. Chua Keng Kim ("**Mr Chua**") as an independent non-executive Director, as at 29 March 2007 (i.e. the date of the March Announcement), the spouse of Mr. Chua was interested in 377,000 H shares ("**H Shares**") of RMB1 each in the capital the Company, representing about 0.042% of the then total issued shares of the Company. Mr. Chua was deemed to be interested in the H Shares held by his spouse by virtue of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("**SFO**"). Save as such H Shares, as at 29 March 2007, Mr. Chua was not interested in any other shares of the Company within the meaning of Part XV of the SFO.

As at the date of this announcement, the spouse of Mr. Chua was interested in 392,000 H Shares, representing about 0.044% of the total issued shares of the Company and Mr. Chua was deemed to be interested in the H Shares held by his spouse. Save as such H Shares by virtue of the SFO, as at the date of this announcement, Mr. Chua was not interested in any other shares of the Company within the meaning of Part XV of the SFO.

Save as disclosed above and in the March Announcement and the June Announcement, there are no other matters relating to the appointment of Mr. Chua as an independent non-executive Director that need to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 11 June 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua. Mr. Luo Chaogeng. Mr. Gong Guokui. Mr. Rong Gang. Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE 2006 ANNUAL GENERAL MEETING AND CLASS MEETINGS

The Board is pleased to announce that on 5 June 2007, all resolutions set out in the notice convening the 2006 AGM were duly passed at the 2006 AGM, and all resolutions set out in the notices convening class meetings for holders of H shares and domestic shares were duly passed at the subsequent class meetings for holders of H shares and domestic shares respectively.

The Board is also pleased to announce that Mr. Luo Chaogeng, a Director, was elected as vice chairman and the chairman of the Strategy Committee of the Company, and Mr. Chua Keng Kim was elected as a member of the Audit Committee and the Remuneration and Evaluation Committee of the Company at the meeting of the Board held on 5 June 2007.

Resolutions passed at the 2006 AGM:

The board of directors ("Board") of TravelSky Technology Limited ("Company") is pleased to announce that all resolutions set out in the notice convening the 2006 annual general meeting held on 5 June 2007 at 10:00 a.m. in Beijing ("2006 AGM") were duly passed at the 2006 AGM.

The following ordinary resolutions were passed at the 2006 AGM:

1. To pass and approve the report of the Board for the year ended 31 December 2006.

2. To pass and approve the report of the supervisory committee of the Company for the year ended 31 December 2006.

3. To pass and approve the audited financial statements of the Group (the Company and its subsidiaries) for the year ended 31 December 2006.

4. To pass and approve the allocation of profits and distribution of final dividend for the year ended 31 December 2006.

5. To pass and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2007, and to authorise the directors of the Company ("Directors") to fix the remuneration thereof.

6. To pass and approve the resignation of Mr. Cao Jianxiong from the office as non-executive Director due to arrangement of his other work (irrelevant to the Group); and the appointment of Mr. Luo Chaogeng as non-executive Director in place of Mr. Cao Jianxiong for a term commencing on the conclusion of the 2006 AGM and ending on the expiry date of the term of the third Board and to authorise the Board to execute on behalf of the Company all necessary documents including service contract with Mr. Luo and to determine his remuneration.

7. To pass and approve the resignation of Mr. Chow Kwok Wah, James from the office as independent non-executive Director due to personal reason; and the appointment of Mr. Chua Keng Kim as independent non-executive Director in place of Mr. Chow Kwok Wah, James for a term commencing on the conclusion of the 2006 AGM and ending on the expiry date of the term of the third Board and to authorise the Board to execute on behalf of the Company all necessary documents including service contract with Mr. Chua and to determine his remuneration.

The following special resolutions were also passed at the 2006 AGM:

8. To pass and approve the bonus issue ("Bonus Issue") of shares ("Bonus Share(s)") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007 on the basis of one Bonus Share for one share of the Company then held as set out in the circular of the Company dated 18 April 2007 ("Circular"), and the consequential amendments to the articles of association of the Company ("Articles of Association") as a result of the Bonus Issue, as set out in the Circular, the content of the Articles of Association shall be subject to the verification and approval of the State Administration for Industry and Commerce, the People's Republic of China ("PRC"). The revised Articles of Association will come into effect upon filing to the State Administration for Industry and Commerce, the PRC for registration.

9. To pass and approve the general mandate be granted to the Board to allot, issue or otherwise deal with the shares of the Company.

Class meeting for holders of H shares and class meeting for holders of domestic shares

The Board is also pleased to announce that immediately following the conclusion of the 2006 AGM, the following special resolutions were passed at the class meeting for holders of H shares and class meeting for holders of domestic shares:

To pass and approve the Bonus Issue and the consequential amendments to the Articles of Association as set out in the Circular, the content of the Articles of Association shall be subject to the verification and approval of the State Administration for Industry and Commerce, the PRC. The revised Articles of Association will come into effect upon filing to the State Administration for Industry and Commerce, the PRC for registration.

The Board is pleased to announce that Mr. Luo Chaogeng, a Director, was elected as vice chairman and the chairman of the Strategy Committee of the Company, and Mr. Chua Keng Kim, a Director, was elected as a member of the Audit Committee and the Remuneration and Evaluation Committee of the Company at the meeting of the Board held on 5 June 2007.

Pursuant to the authorisation given at the 2006 AGM, the Board has entered into service contracts respectively with the independent non-executive Director Mr. Chua Keng Kim and the non-executive Director Mr. Luo Chaogeng on behalf of the Company. The Director's fee of the independent non-executive Director Mr. Chua Keng Kim is fixed at RMB120,000 (before taxation) with reference to market price and he is not entitled to any bonus; and the non-executive Director Mr. Luo Chaogeng is not entitled to any Director's fee or bonus. The Company bears the reasonable costs incurred by the two Directors during their service at the Company and they are entitled to liability insurance taken out by the Company for the Directors. The proposal for adjustment in the remuneration of the two Directors will be determined by the Board and the Remuneration and Evaluation Committee of the Company according to the authorisation given at the general meeting of the shareholders of the Company pursuant to the applicable laws and regulations.

Save as disclosed in the announcement of the Company dated 29 March 2007 regarding change in Directors and in the Circular and as disclosed herein, there is no discloseable information under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any matters relating or related to the two Directors which are otherwise required to be disclosed. Neither is there any other matter regarding the appointment of the two persons as Directors that needs to be brought to attention of the shareholders of the Company.

The Board would like to welcome the two Directors for joining the Company.

By Order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the PRC
5 June 2007

As at the date hereof, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司

TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

VOTING RESULTS OF RESOLUTIONS PROPOSED AT EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolutions regarding the Continuing Connected Transactions and the related Annual Caps for the three years ending 31 December 2009 were duly passed by way of poll by the Independent Shareholders at the EGM and that the special resolutions regarding the amendments to the Articles of Association were duly passed by show of hands at the EGM.

Reference is made to the announcement of TravelSky Technology Limited ("**Company**") dated 13 February 2007 and the circular ("**Circular**") to the shareholders of the Company dated 7 March 2007 regarding the Continuing Connected Transactions and the amendments to the Articles of Association. Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE EGM

The Board is pleased to announce that the ordinary resolutions regarding the SITA Transactions ("**SITA Transaction Resolution**"), the continuing connected transactions contemplated under the Network Services Agreement ("**Network Services Resolution**"), the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement ("**Tenancy Agreements Resolution**") and the Airline Services Agreements ("**Airline Services Resolution**") and their respective related Annual Caps for the three years ending 31 December 2009, were duly passed by way of poll by the Independent Shareholders at the EGM, and that the special resolutions regarding the amendments to the Articles of Association were duly passed by show of hands at the EGM.

As at 25 April 2007, there were 888,157,500 shares in the capital of the Company in issue. As for SITA Transaction Resolution, in accordance with the Listing Rules and as disclosed in the Circular, SITA INC BV, which was interested in 11,300,000 shares in the capital of the Company, representing about 1.27% of all the shares of the Company as at the date of the EGM, abstained from voting on SITA Transaction Resolution at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the SITA Transaction Resolution at the EGM was 876,857,500, representing about 98.73% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against SITA Transaction Resolution at the EGM.

As for Network Services Resolution, in accordance with the Listing Rules and as disclosed in the Circular, the Interested Promoters and their respective associates, held, in aggregate, 275,671,500 shares in the capital of the Company, representing about 31.04% of all the shares of the Company as at the date of the EGM, abstained from voting on Network Services Resolution at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Network Services Resolution at the EGM was 612,486,000, representing about 68.96% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against Network Services Resolution at the EGM.

As for Tenancy Agreements Resolution, in accordance with the Listing Rules and as disclosed in the Circular, CTHC and its associates, held, in aggregate, 198,496,500 shares in the capital of the Company, representing about 22.35% of all the shares of the Company as at the date of the EGM, abstained from voting on Tenancy Agreements Resolution at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Tenancy Agreements Resolution at the EGM was 689,661,000, representing about 77.65% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against Tenancy Agreements Resolution at the EGM.

As for Airline Services Resolution, in accordance with the Listing Rules and as disclosed in the Circular, CAN Holdings, Air China, Shenzhen Airlines and their respective associates, held, in aggregate, 95,673,500 shares in the capital of the Company, representing about 10.77% of all the shares of the Company as at the date of the EGM, abstained from voting on the Airline Services Resolution at the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Airline Services Resolution at the EGM was 792,484,000, representing about 89.23% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against Airline Services Resolution at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM. The results of the EGM are as follows

Ordinary resolutions	Number of votes (%)	
	For	Against
To approve the SITA Transactions and the related Annual Caps for the three years ending 31 December 2009.	741,032,936 shares (100%)	0 share (0%)
To approve the Network Services Agreement, the transactions contemplated thereby and the related Annual Caps for the three years ending 31 December 2009.	465,361,436 shares (100%)	0 share (0%)
To approve the supplemental agreement dated 30 December 2006 to the Dongsi Tenancy Agreement, the supplemental agreement dated 30 December 2006 to the Dongxingli Tenancy Agreement, the transactions contemplated thereby and the related Annual Caps for the three years ending 31 December 2009.	542,536,436 shares (100%)	0 share (0%)
To approve the Airline Services Agreement, the transactions contemplated thereby and the related Annual Caps for the two years ending 31 December 2008 or, if appropriate, the three years ending 31 December 2009.	645,359,436 shares (100%)	0 share (0%)

By the order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China, 25 April 2007

As at the date of this announcement, the Board comprises:

Chairman:	*Mr Zhu Yong;*
Executive Directors:	*Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;*
Non-executive Directors:	*Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yong tao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Independent non-executive Directors:	*Mr Chow Kwok Wah, James, Mr Ying Wing Fat, Simon and Mr Yuan Yaohui.*

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

TIMETABLE FOR BONUS ISSUE OF SHARES

As set out in the Announcement, the Board proposed the Bonus Issue to the Shareholders whose names appear on the register of members on the Record Date on the basis of one new Share for one Share then held.

The expected timetable of the Bonus Issue is set out below.

It is expected that the Circular will be despatched to the Shareholders on 18 April 2007.

Reference is made to the results announcement for the year ended 31 December 2006 dated 28 March 2007 ("**Announcement**") of TravelSky Technology Limited ("**Company**").

BONUS ISSUE

Introduction

As set out in the Announcement, , the board ("**Board**") of the directors of the Company proposed (1) a declaration of cash dividend ("**Dividends**") of RMB0.22 per ordinary share ("**Share**") of RMB1 each in the capital of the Company Share, and (2) a bonus issue ("**Bonus Issue**") of shares ("**Bonus Shares**") to the shareholders ("**Shareholders**") of the Company. Holders of H Shares ("**H Shares**") and domestic Shares ("**Domestic Shares**") whose names appear on the register of holders of H Shares and the register of holders of Domestic Shares of the Company respectively on 5 June 2007 ("**Record Date**") will be entitled to the Bonus Issue on the basis of one new Share for one Share then held.

Based on 888,157,500 Shares in issue as at the date of this announcement comprising 577,303,500 Domestic Shares and 310,854,000 H Shares, and on the assumptions that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions of the Bonus Issue" below, it is expected that the total number of Bonus Shares to be issued pursuant to the Bonus Issue will be 888,157,500, in which 310,854,000 H Shares ("**Bonus H Shares**") will be issued to the holders of H Shares and 577,303,500 Domestic Shares ("**Bonus Domestic Shares**") will be issued to the holders of Domestic Shares under the Bonus Issue.

Conditions of the Bonus Issue

The Bonus Issue is conditional upon the following:

(i) the passing of the special resolution to approve the Bonus Issue at the respective annual general meeting ("**AGM**") proposed to be held on 5 June 2007 and the class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares (collectively, the "**Class Meetings**"); and

(ii) in respect of the Bonus H Shares, the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of, and permission to deal in, the Bonus H Shares.

Status of the Bonus Shares

The Bonus Shares will, subject to the articles of association of the Company, rank pari passu in all respects with the Shares in issue on the date of issue. Holders of the Bonus Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date on which the Bonus Shares are allotted and issued, but will not be entitled to the Dividends and dividends declared by the Company before the date of allotment and issue of the Bonus Shares.

EXPECTED TIMETABLE OF THE BONUS ISSUE

Set out below is the expected timetable of the Bonus Issue:

	2007
Last day of dealings in H Shares cum-entitlement to the Bonus H Shares and the Dividends	2 May
First day of dealing in H Shares ex-entitlements to the Bonus H Shares and the Dividends	3 May
Latest time for lodging transfer of H Shares (to qualify for entitlement to the Bonus H Shares and the Dividends)	4:30 p.m. on 4 May
Closure of register of holders of H Shares	7 May to 5 June (both days inclusive)
Latest time for lodging forms of proxy for the AGM	10:00 a.m. on 4 June
Record Date for determination of entitlement to the Bonus Shares and the Dividends	5 June
AGM and the Class Meetings	10:00 a.m. on 5 June
Register of holders of H Shares re-opens	6 June
Announcement of results of the AGM	6 June
Despatch of the certificates for the Bonus H Shares and payment of the Dividends	26 June
Commencement of dealings in the Bonus H Shares	28 June

Note: All times shown above refer to Hong Kong time.

DESPATCH OF CIRCULAR

It is expected that a circular ("**Circular**") containing, among other things, details of the Bonus Issue and the notices of the AGM and the Class Meetings will be despatched to Shareholders on 18 April 2007.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China, 17 April 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yong tao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Ying Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

NOTICE OF AGM
NOTICE OF CLASS MEETING FOR HOLDERS OF H SHARES
NOTICE OF CLASS MEETING FOR HOLDERS OF DOMESTIC SHARES

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") shall be held on 5 June 2007 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**"):

(1) the 2006 annual general meeting ("**AGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares ("**H Shares**") of the Company will be held immediately as soon as the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM
ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors ("**Board**") of the Company for the year ended 31 December 2006.

2. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006.

3. To review the auditor's report for the year ended 31 December 2006 and to consider and approve the audited financial statements of the Group (the Company and its subsidiaries) for the year ended 31 December 2006.

4. To consider and approve the allocation of profit and distribution of final dividend for the year ended 31 December 2006.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2007, and to authorise the directors of the Company ("**Directors**") to fix the remuneration thereof.

6. To consider and approve the appointment of Mr Luo Chaogeng as a non-executive Director for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

7. To consider and approve the appointment of Mr Chua Keng Kim as an independent non-executive Director for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

SPECIAL RESOLUTIONS

8. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the respective class meetings for the holders of H Shares and the holders of Domestic Shares:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007 on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the Directors be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

9. To consider and, if thought fit, approve the following resolution as a special resolution:

"THAT:

(a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**"), the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the "Relevant Period" (as defined below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

(i) the determination of the class and number of the shares to be allotted;

(ii) the determination of the issue price of the new shares;

(iii) the determination of the opening and closing dates of the issue of new Shares;

(iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

(v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the "Relevant Period" make or grant offers, agreements and options which might require the shares relating to the exercise of the authority there under being allotted and issued after the expiry of the "Relevant Period";

(c) the aggregate nominal amount of the new Domestic Shares and new H Shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent (20%) of the Domestic Shares and H Shares in issue as at the date of passing of this Resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(i) twelve months from the date of passing this Resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this Resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of the Stock Exchange granting or agreeing to grant listing of, and permission to deal in, the H Shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of Shares, the Board be and it is hereby authorised to amend, as they may deem appropriate and necessary, the Articles of Association to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new Shares."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the annual general meeting of the Company and the class meeting for the holders of domestic shares of the Company:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007, on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

To consider and, if thought fit, approve the following resolution as special resolution:

"THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of and permission to deal in the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the annual general meeting of the Company and the class meeting for the holders of H Shares:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007, on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000"

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
18 April 2007

Registered office:
18-20/F, South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
the People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 7 May 2007 to 5 June, 2007 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 4 May 2007 are entitled to attend the AGM and the class meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 4 May 2007 in order to entitle the transferee to attend the AGM and the class meeting for the holders of H Shares.

2. Each shareholder who is entitled to attend and vote at the AGM and the class meetings may appoint one or more proxies to attend and vote on his or her behalf at the AGM. Each holders of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of Domestic Shares who is entitled to attend and vote at the class meeting for the holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Shareholders who intend to attend the AGM and the class meetings in person or by proxy should return the reply slip for attending the AGM and the class meetings to the registered address of the Company on or before 16 May, 2007 in person, by mail or by fax.

5. The AGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the AGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

As at the date hereof, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi, and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION AND CHANGE OF DIRECTORS

CONNECTED TRANSACTION

The Board announces that on 29 March 2007, the Company has entered into the Computer Software Upgrade Service Agreement with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Upgrade Services.

The Connected Transaction is conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction (including the consideration thereof) are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

As set out in the paragraph headed "Connected relationship and Listing Rules requirements" below, the Connected Transaction, according to Rule 14A.32(1) of the Listing Rules, is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

CHANGE OF DIRECTORS

Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James will resign from the office of a non-executive Director and an independent non-executive Director respectively with effect from the conclusion of the AGM. Mr. Cao Jianxiong resigns due to arrangement of his other work (which is not relating to the Group) while Mr. Chow Kwok Wah, James resigns for personal reason. The proposed appointment of Mr. Luo Chaogeng as a non-executive Director in place of Mr. Cao Jianxiong and Mr. Chua Keng Kim as an independent non-executive Director in place of Mr. Chow Kwok Wah, James will be considered at the AGM.

CONNECTED TRANSACTION

Introduction

The Board announces that on 29 March 2007, the Company has entered into the Computer Software Upgrade Service Agreement with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Upgrade Services.

The Computer Software Upgrade Service Agreement

Date: 29 March 2007

Parties: The Company (as recipient of services); and

Asia Technology (as supplier of services).

Services: Pursuant to the Computer Software Upgrade Service Agreement, Asia Technology has agreed to provide to the Company the Computer Software Upgrade Services for the period from 1 January 2007 to 31 December 2007.

No Computer Software Upgrade Services have been rendered by Asia Technology to the Company from 1 January 2007 up to the date of this announcement.

Consideration: The consideration for the Computer Software Upgrade Services is RMB18,800,000 (equivalent to approximately HK$18,800,000). It will be paid from the Company's internal resources and in cash in three instalments, as to RMB9,000,000 (equivalent to approximately HK$9,000,000) before 30 June 2007, RMB4,900,000 (equivalent to approximately HK$4,900,000) before 30 December 2007 and RMB4,900,000 (equivalent to approximately HK$4,900,000) before 31 March 2008.

The consideration for the Computer Software Upgrade Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for computer software upgrade service in the PRC, in particular, the time cost per working staff to be involved in the computer software upgrade project per month. Such time cost is generally determined according to the specifications required in the computer software upgrade project, the complexity of the project, the implementation schedule of the project, etc. Given that computer software upgrade service is tailor-made service, instead of standardised service, it is impracticable and not meaningful to compare the consideration for different computer software upgrade services in the market.

Information on Asia Technology

Asia Technology is a company incorporated in the PRC and an indirect wholly owned subsidiary of CTHC, which is a promoter and a substantial shareholder of the Company. The business scope of Asia Technology includes technology innovation, software development, system maintenance, computer system development and other related activities.

Reasons for the Connected Transaction

The Group is principally engaged in provision of aviation information technology services in the PRC.

The Directors consider that upgrade and enhancement of information technology systems is in line with the Company's strategy of enhancing its information technology system to support and complement the expansion of its business. As the research and development capacity of the Company is limited in certain aspects, the Directors believe that it would be more efficient to outsource the Computer Software Upgrade Services instead of expanding its research and development team. Asia Technology is engaged because it is a highly regarded aviation software development institution, is well aware of the specialities of the China's air travel industry and has provided satisfactory services to the Company under the Previous Connected Transaction. The Directors believe that that the Connected Transaction is beneficial to the development and expansion of the Company.

The Connected Transaction is and will be conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction (including the consideration thereof) are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

Connected relationship and Listing Rules requirements

CTHC is a substantial shareholder and a promoter of the Company. Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC and a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Connected Transaction therefore constitutes connected transaction under Chapter 14 of the Listing Rules for the Company. Further, on 6 June 2006, the Company entered into an agreement with Asia Technology pursuant to which the Company engaged Asia Technology to develop certain software used in the Company's information technology systems (including Airport Passenger Processing (APP) service system and Inventory Control System (ICS)) for the purpose of enhancing the functions of such systems, from 1 June 2006 to 31 December 2006. Details of such Previous Connected Transaction have been disclosed in the announcement of the Company dated 6 June 2006.

Since the Connected Transaction was entered into by the Company with the same party (i.e. Asia Technology) as in the Previous Connected Transaction, the Connected Transaction and the Previous Connected Transaction will be treated as if they were one transaction pursuant to Rule 14A.26(1) of the Listing Rules. As each of the Percentage Ratios of the aggregate of the Connected Transaction and the Previous Connected Transaction is less than 2.5%, the Connected Transaction, according to Rule 14A.32(1) of the Listing Rules, is only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

Other than the Previous Connected Transaction, there are no other transactions between Asia Technology and the Company which are required to be aggregated with the Connected Transaction under Rule 14A.25 of the Listing Rules.

CHANGE OF DIRECTORS

Resignation of Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James

With effect from the conclusion of the AGM, Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James will resign from their respective office of a non-executive Director and an independent non-executive Director. Mr. Cao Jianxiong resigns due to arrangement of his other work (which is not relating to the Group) while Mr. Chow Kwok Wah, James resigns for personal reason. Each of them has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company.

The Board would like to take this opportunity to express its gratitude to Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James for their valuable contribution to the Company during their respective term of office.

Proposed appointment of Mr. Luo Chaogeng

The appointment of Mr. Luo Chaogeng as a non-executive Director in place of Mr. Cao Jianxiong will be considered at the AGM.

Mr. Luo, aged 56, joined the civil aviation industry in 1970. Mr. Luo has obtained first class competency in flight mechanics. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, he was the general manager of Yunnan Airlines and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he had also served concurrently as the general manager of Yunnan branch of China Eastern Airlines.

From September 2004 to October 2006, Mr. Luo was the Director, the General Manager and the deputy party secretary of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a company listed on the Main Board of the Stock Exchange and a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr. Luo has been the Vice President and a party constitution member of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a promoter and a substantial shareholder of the Company.

Save as mentioned above, Mr. Luo does not have any relationship with any director, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed above, Mr. Luo does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, Mr. Luo is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr. Luo in respect of his appointment as a non-executive Director. Mr. Luo shall hold office as a non-executive Director for a term commencing on the conclusion of the AGM to the expiry date of the term of the third Board (currently, 9 January 2010). The annual remuneration of Mr. Luo will be determined by the Company with reference to the prevailing market price and the working experience of Mr. Luo. As at the date of this announcement, the amount of annual remuneration of Mr. Luo has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr. Luo is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr. Luo that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

Proposed appointment of Mr. Chua Keng Kim

The appointment of Mr. Chua Keng Kim as an independent non-executive Director in place of Mr. Chow Kwok Wah, James will be considered at the AGM.

Mr. Chua, aged 51, graduated from the University of Singapore with a Bachelor Degree in Accountancy with Honours in 1980. Mr. Chua has been a real estate fund manager for the last 19 years and has global investment experience in the US, Europe and Asia. From 1995 to 2004, Mr. Chua was a member of the board of directors, the Managing Director and the Head of Investments of Rodamco Asia N.V. which was then listed on Euronext, the cross-border exchange linking the Amsterdam, Paris and Frankfurt Stock Exchanges until his retirement from such positions in 2004. From 1988 to 1995, Mr. Chua was with the real estate arm of the Government of Singapore Investment Corporation, including serving as its first head of the Hong Kong office. From 1981 to 1988, Mr. Chua was with Esso Singapore including an appointment as Operations Accounting Supervisor for Esso China Ltd. in Guangzhou, China from 1984 to 1985.

Mr. Chua does not have any relationship with any director, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed above, Mr. Chua does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, Mr. Chua is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr. Chua in respect of his appointment as an independent non-executive Director. Mr. Chua shall hold office as an independent non-executive Director for a term commencing on the conclusion of the AGM to the expiry date of the term of the third Board (currently, 9 January 2010). The annual remuneration of Mr. Chua will be determined by the Company with reference to the prevailing market price and the working experience of Mr. Chua. As at the date of this announcement, the amount of annual remuneration of Mr. Chua has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr. Chua is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr. Chua that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"AGM"	the forthcoming annual general meeting of the Company to be held in 2007
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Asia Technology"	北京亞科技術開發中心 (the English name being Asia Technology Development Centre), a company incorporated in the PRC which is an indirect wholly owned subsidiary of CTHC
"Board"	the board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Computer Software Upgrade Services"	the services to be provided by Asia Technology to upgrade and enhance certain information technology systems of the Company (including airlines fares publication and calculation system, global distribution system)

"Computer Software Upgrade Service Agreement"	an agreement dated 29 March 2007 entered into between the Company and Asia Technology, pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Upgrade Services
"Connected Transaction"	the transaction contemplated under the Computer Software Upgrade Service Agreement
"CTHC"	中國民航信息集團公司 (the English name being China TravelSky Holding Company), a PRC state-owned enterprise incorporated in the PRC, holding 22.35% of the entire issued share capital of the Company as at the date of this announcement and is a promoter and a substantial shareholder of the Company
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC" or "China"	the People's Republic of China
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"Previous Connected Transaction"	the transaction under the agreement entered into between the Company and Asia Technology on 6 June 2006, the details of which have been disclosed in the announcement of the Company dated 6 June 2006

"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.00 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, PRC, 29 March 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi, and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2006

RESULTS HIGHLIGHTS

- Total revenues amounted to approximately RMB1,711.7 million, an increase of approximately 14.4% over Year 2005
- Profit attributable to equity holders of the Company was approximately RMB515.6 million, a decrease of approximately 2.7% over Year 2005
- EBITDA was approximately RMB789.5 million, an increase of approximately 9.1% over Year 2005
- Earnings per share was RMB0.58

- The Board recommended a final cash dividend of RMB0.22 per share for Year 2006

- The Board also recommended a bonus issue of shares to the shareholders of the Company on the basis of one new share for one share held.

The board of directors (the "Board") of TravelSky Technology Limited (the "Company" or, including its subsidiaries, the "Group") is pleased to announce the audited consolidated results of the Group which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2006 ("Year 2006").

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	For the year ended December 31	
		2006	2005
Revenues			
Aviation information technology service		**1,395,172**	1,238,003
Data network and others		**316,533**	258,781
Total revenues	2	**1,711,705**	1,496,784
Business taxes and other surcharges		**(56,358)**	(49,764)
Net revenues		**1,655,347**	1,447,020
Operating expenses			
Depreciation and amortisation		**(229,178)**	(182,015)
Network usage		**(76,529)**	(59,982)
Personnel		**(181,646)**	(157,748)
Operating lease rentals		**(63,658)**	(61,878)
Technical support and maintenance fees		**(99,801)**	(68,138)
Commission and promotion expenses		**(194,095)**	(148,004)
Other operating expenses		**(248,619)**	(225,392)
Total operating expenses		**(1,093,526)**	(903,157)

	Note		
Operating profit		**561,821**	543,863
Financial income, net		**52,406**	38,441
Share of results of associated companies		**11,727**	11,312
Other income, net		**1,988**	1,141
Profit before taxation		**627,942**	594,757
Taxation	3	**(98,421)**	(51,063)
Profit after taxation		**529,521**	543,694
Attributable to			
Equity holders of the Company		**515,587**	529,647
Minority interest		**13,934**	14,047
		529,521	543,694
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	4	**0.58**	0.60
Cash dividends	5	**195,395**	204,276

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	As at December 31	
		2006	2005
ASSETS			
Non-current assets			
Property, plant and equipment, net		**661,149**	728,325
Intangible assets, net		**9,969**	13,232
Investments in associated companies		**68,343**	53,854
Other long-term investment		**100,000**	100,000
Other long-term assets		**17,000**	20,906
		856,461	916,317
Current assets			
Inventories		**4,498**	3,390
Accounts receivable, net	6	**84,882**	61,516
Due from associated companies		**273**	1,227
Due from related parties, net		**300,070**	272,991
Prepayments and other current assets		**62,064**	48,072
Short-term bank deposits		**1,884,604**	1,947,277
Cash and cash equivalents		**1,233,166**	856,811
		3,569,557	3,191,284
Total assets		**4,426,018**	4,107,601

	Note		
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital		**888,158**	888,158
Reserves		**2,066,112**	1,911,454
Retained earnings			
- Proposed final cash dividend	5	**195,395**	204,276
- Others		**749,137**	584,304
		3,898,802	3,588,192
Minority interest		**72,523**	61,296
Total equity		**3,971,325**	3,649,488
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	7	**334,918**	326,461
Due to related parties		**85,442**	93,981
Taxes payable		**31,887**	35,698
Deferred revenue		**2,446**	1,973
		454,693	458,113
Total equity and liabilities		**4,426,018**	4,107,601
Net current assets		**3,114,864**	2,733,171
Total assets less current liabilities		**3,971,325**	3,649,488

1. Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies.

(a) Standards, amendments and interpretations effective in 2006 but are not relevant for the Group's operations or have no significant impact on the Group's account

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but are not relevant to the Group's operations or have no significant impact on the Group's account:

- IAS 19 Amendment - Employee Benefits;

- IAS 21 Amendment - Net Investment in a Foreign Operation;

- IAS 39 Amendment - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;

- IAS 39 Amendment - The Fair Value Option;

- IAS 39 and IFRS 4 Amendment - Financial Guarantee Contracts;

- IFRS 6 - Exploration for and Evaluation of Mineral Resources;

- IFRS 1 Amendment - First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;

- IFRIC-Int 4, Determining whether an Arrangement contains a Lease;

- IFRIC-Int 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and

- IFRIC-Int 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

(b) Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after May 1, 2006 or later periods but are not relevant for the Group's operations:

- IFRIC-Int 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies;

- IFRIC-Int 8, Scope of IFRS 2;

- IFRIC-Int 9, Reassessment of embedded derivatives;

- IFRIC-Int 10, Interim Financial Reporting and Impairment;

- IFRIC-Int 11-IFRS2, Group and Treasury share Transactions; and

- IFRIC-Int 12, Service Concession Arrangements.

(c) Standards that are not yet effective and have not been early adopted by the Group

The following standards have been published that are mandatory for the Group's accounting periods beginning on or after May 1, 2006 or later periods and have not been early adopted by the Group:

- IFRS 7 - Financial Instruments: Disclosures; and

- IFRS 8 - Operating segments.

IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The Group will apply IFRS 7 from annual periods beginning January 1, 2007.

IFRS 8, Operating Segments (effective for annual periods beginning on or after January 1, 2009) supersedes IAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group will apply IFRS 8 from January 1, 2009.

The Group is currently assessing the impact of both IFRS 7 and IFRS 8 on the Group's account.

2. Revenues

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

3. Taxation

The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and subject to an EIT rate of 15% in Year 2006.

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition.

The Company has already paid EIT at the rate of 15% for the financial year ended December 31, 2006. According to the related regulation, the EIT paid by the Company for the financial year ended December 31, 2006 over the newly announced preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2007 financial statements accordingly.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. These subsidiaries are located in special economic zones for which the applicable tax rate is 15% or designated as "New Technology Enterprise" for which the applicable tax rate is 15%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

4. Earnings per share

Earnings per share for the year ended December 31, 2006 and December 31, 2005 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB515,587,000 and RMB529,647,000, by the weighted average number of 888,157,500 and 888,157,500 ordinary shares issued and outstanding for the years ended December 31, 2006 and December 31, 2005, respectively.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2006 and 2005.

5. Dividends and other distribution

The shareholders in the annual general meeting on May 25, 2006 approved the final dividend in respect of 2005 of RMB0.23 per share amounting to a total of RMB204,276,225. The amount was accounted for in shareholders' equity as an appropriation of retained earnings in 2006.

The Board proposed a cash dividend of RMB0.22 per share for the year ended December 31, 2006, amounting to approximately RMB195,394,650. The proposed cash dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2007.

The Board further proposed a bonus issue of 888,157,500 new ordinary shares of RMB1 each to its shareholders on the basis of one new ordinary share to one ordinary share held, by conversion of reserves amounting to RMB888,157,500 into paid-in capital. This proposal is also subject to shareholders' approval and relevant regulatory approvals.

6. Accounts receivable, net

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Accounts receivable	**87,960**	63,271
Provision for impairment of receivables	**(3,078)**	(1,755)
Accounts receivable, net	**84,882**	61,516

The credit period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2006 because of the short-term maturities of these receivables.

As December 31, 2006 and 2005, the ageing analysis of the accounts receivable was as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Within 6 months	**73,294**	42,694
Over 6 months but within 1 year	**4,859**	5,033
Over 1 year but within 2 years	**2,083**	14,280
Over 2 years but within 3 years	**6,598**	142
Over 3 years	**1,126**	1,122
Accounts receivable	**87,960**	63,271
Provision for impairment of receivables	**(3,078)**	(1,755)
Accounts receivable, net	**84,882**	61,516

The movement of provision for impairment of receivables is as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Balance at beginning of year	**1,755**	2,137
Provision (Write back)	**1,323**	(382)
Balance at end of year	**3,078**	1,755

7. Accounts payable and accrued liabilities

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Accounts payable	**110,142**	116,612
Accrued departure technology support fees	**55,476**	52,144
Accrued bonus to employees	**44,279**	46,174
Accrued technical support fees	**27,548**	19,725
Accrued network usage fees	**45,565**	28,412
Other accruals	**51,908**	63,394
	334,918	326,461

As December 31, 2006, approximately RMB123,664,000 of the above balances were denominated in US dollars (2005: RMB111,419,000).

The ageing analysis of accounts payable was as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Within 6 months	**25,238**	60,549
Over 6 months but within 1 year	**8,773**	12,938
Over 1 year but within 2 years	**55,809**	2,978
Over 2 years but within 3 years	**754**	12,121
Over 3 years	**19,568**	28,026
Total accounts payable	**110,142**	116,612
Accrued liabilities	**224,776**	209,849
Total	**334,918**	326,461

8. Segment reporting

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2006 and 2005. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

Business Review

As the leading provider of information technology solutions for the China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and related services to the Chinese commercial airlines, it also distributes commercial airlines products and services and provides information technology solutions to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, and is taking a leading role. With more than two decades of continuous development, the Company has preliminarily built up product lines of relatively comprehensive and functional information technology services, to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants to broaden their core business, improve their service quality and enhance their operational efficiency.

Aviation Information Technology Service

The Company's aviation information technology ("AIT") services, which consist of series of products and solutions, are provided to Chinese commercial airlines and more than 290 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and e-commerce as well as information management system to improve ground operational efficiency of commercial airlines and airports. Comparing with Year 2005, revenue generated from the AIT services in Year 2006 increased by approximately 12.7% to approximately RMB1,395.2 million, representing approximately 81.5% of the Group's total revenue.

The aviation industry is taking a more important role across the world, amid the deepening of economic globalization, the ever increasing international trade, the accelerated mobility of productive elements and industrial shift. The aviation industry of the PRC is enjoying a rapid growth thanks to the globalized and rapidly growing PRC economy. As the dominant supplier of information technology solutions in the PRC aviation and travel industry, the Company's ETD system processed approximately 173.0 million bookings on domestic and overseas commercial airlines in 2006, representing an increase of approximately 14.3% over Year 2005. Among which, bookings on Chinese commercial airlines increased by approximately 14.1%, while that on foreign and regional commercial airlines increased by approximately 16.9%.

In the recent years, facing the international competition in China's aviation and travel industry, commercial airlines are calling for higher-level information technology solutions to diversify marketing channels, streamline business workflows, improve service modes and decrease operation costs. Rooted in China's aviation and travel industry, the Group has been focusing on product lines like seat management, distribution information technology solutions and fare solutions for commercial airlines, to perfect and improve its AIT and extended services. The Company's self-developed electronic ticketing system has been adopted among the major Chinese

commercial airlines including two new users China Eastern Airlines Corporation Limited and China Southern Airlines Company Limited in 2006. 13 foreign and regional commercial airlines like American Airlines and Korean Airlines also began sale of electronic tickets under the technical support of the Company. Electronic tickets sold amounted to approximately 71.6 million segments in 2006 by domestic airlines through the Company's BSP (Billing and Settlement Plan) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing. Such amount in percentage to flight bookings reached 81.4% at the end of 2006, and China has become the second largest user of electronic tickets only next to the U.S.A.. Corresponding to the Company's progressive success in technical preparation for system supports to Chinese commercial airlines in joining the airline alliance in 2006, the Company continued to perfect the air fare release system Easyfare which was widely used in Chinese commercial airlines, thus increasing the accuracy of their fare release. Moreover, the Company's self-developed virtual flight products were applied to commercial airline to innovate their commercial cooperation modes. With the transfer passenger management system, the workflows and efficiency of transfer service were improved for commercial airlines.

In 2006, the Company's self-developed new generation APP (NewAPP) front system was further installed in several domestic airports including Beijing Capital Airport and Pudong Airport in Shanghai. As a result, 45 domestic airports are now using the Company's NewAPP front system, which helped establish its leading position at domestic large and medium airports. To support Chinese commercial airlines' overseas promotion of transfer, through check-in and e-ticket services, the Company made efforts in promoting the APP system and its installations and operations in overseas or regional airports. With the installation of the APP system in Frankfurt Airport and Singapore Airport by Air China Limited and China Southern Airlines Company Limited, overseas or regional airports using the Company's APP system increased to 15 and passenger departures processed amounted to approximately 5.2 million in 2006. In 2006, overseas and regional commercial airlines using the Company's APP systems increased to 29. Together with those accesses from overseas and regional commercial airlines to the Company's multi-host connecting program, a total of 2.4 million of passenger departures were processed. The Company's self-developed Common Use Self Service (CUSS) which meets the IATA standard was installed in Beijing Capital Airport and Kunming Airport to streamline the business workflows of commercial airlines for civil passengers' convenience. In addition, the airport data service system to aid airports' decision-making was installed in Xi'an airport, Qingdao airport and others.

The Company's new generation traveler service system, a traveler-oriented platform targeting to support commercial airlines to compete and operate in the market, can flexibly support each commercial activity of the value chain of aviation and travel industry so as to keep in line with the development trend of the industry. Under the new generation system framework, the Company completed the interface of the middle-ware system to open-platform business and the transition of electronic ticketing database to an open platform, and proposed new generation T-OSF (TravelSky Open System Framework) in 2006, thus laid a foundation for smooth transition from a core system to an open platform.

Distribution Information Technology Service

The Group's travel distribution network comprises approximately 58 thousand sales terminals owned by more than 6,500 travel agencies or travel service distributors, with high-level networking and direct links to all GDS around the world and 29 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localised services to travel agencies and travel service distributors through more than 30 local distribution centers across China and four overseas distribution centers in Hong Kong, Singapore, Japan and South Korea, the network processed over 112.6 million transactions during the year

with transaction amounting to over RMB150.5 billion. The Group provides distribution information technology services mainly by offering solution plans at the front end, intermediary and back-office levels, aiming to delivering more diversified content on a timely basis to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows.

As to front end solution plans, the Group continued to perfect the E-Term products and Web-based new generation GDS front end product series, while providing travel agencies and travel service distributors with self-developed IBE (Internet Booking Engine) as well as ASP (Application Service Provider) integrating frequent flight management and online schedule services, and supporting commercial airlines' marketing through their respective corporate websites, thus advancing the online distribution business in China's aviation and travel industry. In 2006, tickets sold through e-commerce system amounted to 5.9 million segments with transaction amounting to approximately RMB4.1 billion. As to intermediary level solution plans, the Group developed data analysis products, marketing management tools, information release and business workflow platforms, aiding the travel agencies or travel service distributors in market analysis, customer management and business operations. As to back-office solution plans, by employing a friendly graphic user interface to rich data resources of the mainframe, the Group designed and developed the agent sale management system to increase travel agencies' or travel service distributors' operational efficiency.

Travel Product Distribution Service

In 2006, China remained as the fourth largest inbound tourist destination, the largest outbound tourist market in Asia and the world's largest domestic tourist market, providing a favourable opportunity for the Group to develop its travel product distribution service including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. In 2006, the Group kept perfecting the hotel distribution system to actively cooperate with the upstream travel product providers and the downstream travel service distributors. Throughout the year, the Company successfully distributed 230.4 thousand hotels' room-nights, representing a year-on-year increase of 4.5 times. The Group also cooperated with a number of domestic insurance brokerage institutions to develop information technology solutions for distribution of insurance products like air-travel personal accident injury insurance.

Information Technology Integration Service

In 2006, capturing opportunities airing from the increasing demands for China's aviation information safety, the Group proactively expanded its information technology integration service to promote its business in the field. Desirable progresses were seen in the Company's self-developed information management system APSIS (Aviation Passenger Security Information System) first used in Beijing Capital Airport which was designed for civil passengers' safety, the USAP (Uni-Service for Airport Passenger), an airport passenger service platform system designed for high-end customer services first used in Shenzhen Airport and Kunming Airport, and the civil passenger luggage checking system specially developed for irregular luggage first used by Air China Limited. Meanwhile, the Group has completed certain information technology integration projects of governmental security departments, accelerating its business development on information safety of aviation in China.

Infrastructure

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of available technologies, business and management instruments, so as to improve operating reliability and interference resisting ability with lowered operating expenses.

In 2006, the Group successfully transited the three core mainframe systems of ICS, DCS and CRS with upgraded software and optimized performance without compromise to production safety. Performance of infrastructure was stable with enhanced system guarantee capability due to the implementation of several technological renovation projects such as OMSE resource capacity expansion, network centralized monitoring and data center security reconstruction. System processing capability was also strengthened by alignment of certain system modules, implementation of SAVE technology and on-streaming of TA software. Moreover, operation costs were saved with application of MATIP technology. In 2006, the availability ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

FINANCIAL REVIEW

Management Discussion and Analysis of Financial Condition and Results of Operations

The total revenues of the Group in Year 2006 amounted to approximately RMB1,711.7 million, representing an increase of approximately RMB214.9 million, or 14.4%, from approximately RMB1,496.8 million in Year 2005. Such increase was mainly due to the rapid increase in the business volume of the Company's AIT services in 2006.

For Year 2006, profit before taxation of the Group was approximately RMB627.9 million, representing an increase of approximately 5.6% over that in the year ended December 31, 2005 ("Year 2005"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB789.5 million, representing an increase of approximately 9.1% over that in Year 2005. Profit attributable to equity holders of the Company was approximately RMB515.6 million, a decrease of approximately 2.7% over the previous year was mainly due to the expiration of the tax holiday of the Company on December 31, 2005, and the enterprise income tax rate increased to 15% for Year 2006 from 7.5% for year 2005.

The basic and diluted earnings per share of the Group in Year 2006 was RMB0.58.

Net Cash Flows and Liquidity

The Group's working capital for Year 2006 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB650.9 million.

In Year 2006, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2006, cash and cash equivalents of the Group amounted to RMB1,233.2 million, of which approximately 86.4%, 8.9% and 4.5% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

Long-term Investment

As at December 31, 2006, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

Charge on Assets

As at December 31, 2006, the Group had no charge on its assets.

Capital Expenditure

The capital expenditure of the Group amounted to approximately RMB159.3 million in Year 2006, representing a decrease of approximately RMB275.7 million as compared to that of approximately RMB435.0 million in Year 2005.

The capital expenditure of the Group in Year 2006 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2007 will amount to approximately RMB494.7 million, which is mainly for development and gradual implementation of the new-generation civil traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations.

The Board estimates that the sources of funding of the Group in year 2007 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange Risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing Ratio

As at December 31, 2006, the gearing ratio of the Group was approximately 10.3% (2005: 11.2%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2006.

Contingent Liabilities

As at December 31, 2006, the Group had no material contingent liabilities.

Employees

As at December 31, 2006, the total number of employees of the Group was 2,388. Salary and bonus expenses amounted to approximately RMB181.6 million for Year 2006, representing approximately 16.6% of the total operating cost of the Group for Year 2006.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors), includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2006, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

Basic Medical Insurance Regulation

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2006, the Company incurred a total amount of RMB7,162,909 (a total amount of RMB5,504,730 was incurred in Year 2005) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

Appropriations and Distribution of Profit

In accordance with the Company Law of PRC, which was revised on October 27, 2005 and became effective on January 1, 2006, and the Articles of Association of the Company, the Company would not make any appropriations to the statutory public welfare fund commencing from 2006. According to the Circular on corporate accounting treatment following the implementation of Company Law issued by the Ministry of Finance on March 15, 2006, the balance of the statutory public welfare fund as at December 31, 2005 was transferred into the statutory surplus reserve fund.

In Year 2006, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in order as follows:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

For the year ended December 31, 2006, the Board proposed appropriations of RMB51,478,000 and RMB99,006,000 to the statutory surplus reserve fund and discretionary surplus reserve fund, respectively.

The annual general meeting on May 25, 2006 approved the appropriation of RMB102,779,000 to the discretionary surplus reserve fund under profit distribution. The amount was accounted for in shareholder's equity as a distribution of retained earnings in Year 2006.

The proposed appropriation of RMB99,006,000 to the discretionary surplus reserve fund for the year ended December 31, 2006 is subject to shareholders' approval at the next general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2007.

FINAL DIVIDEND AND PROPOSED BONUS ISSUE OF SHARES

On March 28, 2007, the Board recommended a final cash dividend of RMB0.22 per share for Year 2006, amounting to RMB195,394,650.

After the distribution of the above dividend declared, the reserve available for distribution as at December 31, 2006 would be approximately RMB592.5 million (2005: RMB423.6 million).

On March 28, 2007, the Board also recommended a bonus issue of shares to the shareholders of the Company on the basis of one new share for one share held. This proposal is subject to shareholders' approval and relevant regulatory approvals and should be in compliance with applicable laws and regulations.

A circular containing, among others, details of the proposed bonus issue of shares will be despatched to the shareholders of the Company as soon as practicable.

PROSPECT FOR YEAR 2007

Looking ahead, the rapidly changing business environment is bringing forth both opportunities and challenges to the Group. It is widely forecasted that China's aviation industry, currently being the globally second largest market, will maintain robust development trend in the coming decade as driven by the fast-growing national economy, escalating domestic demand and bustling international communications. Industry participants would be spurred into increasing competitions under the deregulating and pro-competition industrial policies which are designed to achieve growths from liberalization and reform. To address the competitions at home and abroad, the participants would be increasingly pushed to leverage information technology services to realign their business modes, streamline workflows, expedite alliances and co-operation, and enhance operation efficiency. The industry landscape is also expected to evolve amid the global tides featuring regional markets, international alliances, diversified investments and cost-effective operations. Especially, new industry players out of the deregulating GDS environment in global major aviation markets, which are springing from the grounding of simplified business concept, speedy progress of internet progress and penetration of open platform technologies, are redefining the existing game rules and shaping the whole industry.

In view of such opportunities and challenges, the Group will further enhance its safety guarantee ability, technology/product innovative edge as well as market service capability, and strengthen operation management and improve corporate governance. All the efforts will be under a scientific development perspective and focus on the kick-off of Olympic backing activities targeting better global competitiveness, so as to secure breakthroughs based on the Group's established strengths to add values for shareholders, customers and the staff.

Looking forward upon its established development strategy, the Group will invest into infrastructures, upgrade technology and implement stringent management, laying a solid safety foundation to ensure safe and reliable running of the information system for 2008 Olympic season. In light of its technologic strategy of "forward-looking, exigency-compatible, application-first, technologically rational and stabilization-focused for smooth transition, accented breakthroughs and overall upgrading", the Group will introduce, assimilate, absorb and upgrade the advanced, mature and mainstream technologies from abroad, with an aim to sharpen its innovative edge by upgrading the existing system and developing the new generation of aviation traveler service system and product lines. Efforts will be also put in maintaining the Group's market leadership in core businesses through seeking strategic alliance with the major participants in the industry for prospective win-wins. Meanwhile, the Group will identify new sources of business growth, which are expected

to derive from offline/online distribution of travel products including air tickets and hotels as well as information technology integration service by leveraging product and capital operations to capture opportunities in each link of the value chain of the aviation and travel industry. Internally, the "Strengthening the Enterprise by Talents" strategy will be followed, and the incentives and control mechanism will be refined to forge a high caliber, tough-minded and reliable team of executives and employees to root core competitiveness. The Group is committed to improving disciplined internal control and corporate governance, and to developing a new corporate culture featuring innovation and synergy, so as to enhance strategy executive abilities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2006, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting, including the review of the audited consolidated financial statements of the Group for the Year 2006.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

In compliance with Company Law of the PRC and the Company's Articles of Association (the "Articles"), the Company has regulated its internal operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005. Save as deviations from the code provisions A.1.1, D.1.1, D.1.2 and C.2.1, the Company has complied with the Code in 2006.

In 2006, the Company held a total of three regular Board meetings, which did not fully comply with code provision A.1.1 of the Code. In the next year, the Board will improve the relevant meeting arrangements to comply with the relevant code provision of the Code. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for management of its daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system.

In 2006, the Company has specially engaged a professional consultant to review the internal control including financial control, operational control, compliance control and risk management functions, etc. The Group also compiled the Internal Control Review Report and the Internal Control Manual. Since the relevant compilation was completed at the end of 2006, the second Board was unable to timely review on internal control during 2006, which has deviated from code provision C.2.1 of the Code. However, the Board of the Company reviewed the Group's internal control system and its effectiveness at the Board meeting held on March 28, 2007.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE

This results announcement is published on the website of The Stock Exchange of Hong Kong Limited (website: http://www.hkex.com.hk).

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, PRC, March 28, 2007

As at the date of this announcement, the board of the Directors comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi, and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China, at 10:00 a.m. on Wednesday, 25 April 2007 to consider and, if thought fit, pass with or without amendments, the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

   (a) the transactions contemplated under the agreement ("**SITA Telecommunication Services Agreement**") dated 30 July 2004 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and SITA (as defined in the circular ("**Circular**") of the Company dated 7 March 2007 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) relating to the provision of the SITA Data Network Services (as defined in the Circular) by SITA to the Company and the payment of SITA Membership Fees (as defined in the Circular) (together with SITA Telecommunication Services Agreement, referred to as the "**SITA Transactions**") by the Company to SITA, and

   (b) the Annual Caps (as defined in the Circular) for the SITA Transactions for the three years ending 31 December 2009 as shown in the Circular;

   be and they are hereby approved and that the directors ("**Directors**") of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the SITA Transactions and the other transactions contemplated thereby."

2. "**THAT**:

(a) the form and substance of the agreement ("**Network Services Agreement**") dated 30 December 2006 (a copy of which has been produced to the meeting marked "C" and signed by the chairman of the meeting for the purpose of identification) and made between (1) the Company; (2) 雲南航信空港網絡有限公司 (Yunnan TravelSky Airport Technology Limited); (3) 黑龍江航信空港網絡有限公司 (Heilongjiang TravelSky Airport Technology Limited); (4) 大連航信空港網絡有限責任公司 (Dalian TravelSky Airport Technology Limited); (5) 上海民航華東凱亞系統集成有限公司 (Shanghai Civil Aviation East China Cares System Integration Co., Ltd.); (6) 上海東美在線旅行社有限公司 (Shanghai Dongmei Aviation Tourism Online Co., Ltd.); (7) 成都民航西南凱亞有限責任公司 (Aviation Cares of Southwest Chengdu, Ltd.); (8) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司); (9) TravelSky Technology (Singapore) Limited (中國民航信息網絡股份(新加坡)有限公司); (10) TravelSky Technology (Japan) Limited (中國民航信息網絡股份(日本)有限公司); (11) TravelSky Technology (Korea) Limited (中國民航信息網絡股份(韓國)有限公司); (12) 天信達信息技術有限公司 (InfoSky Technology Company Limited); (13) 青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Limited); (14) 海南民航凱亞有限公司 (Hainan Civil Aviation Cares Co., Ltd.); (15) 湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.); (16) 重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Technology Co., Ltd.); (17) 雲南民航凱亞信息有限公司 (Aviation Cares of Yunnan Information Co., Ltd.); (18) 廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.); (19) 西安民航凱亞科技有限公司 (Civil Aviation Cares of Xi'an Ltd.); (20) 新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.); (21) 瀋陽民航東北凱亞有限公司(Shenyang Civil Aviation Cares of Northeast China, Ltd.); and (22) 深圳民航凱亞有限公司 (Cares Shenzhen Co., Ltd.) in relation to, among other matters, the provision of services relating to the Company's mainframe resources and connection with the Company's network of data transmission equipment, terminals and printers etc. as more particularly set out in the Circular and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Network Services Agreement for the three years ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Network Services Agreement and the transactions contemplated thereby."

3. "**THAT**:

(a) the form and substance of the supplemental agreement dated 30 December 2006 to the agreement dated 18 October 2000 (including the supplemental agreements dated 31 December 2001, 18 April 2002 and 15 December 2004) ("**Dongxingli Tenancy Agreement**") (a copy of which has been produced to the meeting marked "D" and signed by the chairman of the meeting for the purpose of identification) and made between China TravelSky Holding Company ("**CTHC**") and the Company in relation to the leasing of an office building situated at No. 11 Dongxingli, No. 3 Happy Village, Chaoyang District, Beijing, the People's Republic of China to the Company by CTHC and all the transactions contemplated thereby;

(b) the form and substance of the supplemental agreement dated 30 December 2006 to the agreement dated 18 October 2000 (including the supplemental agreements dated 31 December 2001 and 15 December 2004) ("**Dongsi Tenancy Agreement**") (a copy of which has been produced to the meeting marked "E" and signed by the chairman of the meeting for the purpose of identification) and made between CTHC and the Company in relation to the leasing of part of an office building situated at No. 155 Dongsi Western Street, Dongcheng District, Beijing, the People's Republic of China to the Company by CTHC and all the transactions contemplated thereby; and

(c) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement for the three years ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement and the transactions contemplated thereby."

4. "**THAT**:

(a) the form and substance of the agreement ("**Air China Airline Services Agreement**") dated 1 December 2006 (a copy of which has been produced to the meeting marked "F" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and 中國國際航空股份有限公司 (Air China Limited) ("**Air China**") in relation to the provision of the Technology Services (as defined in the Circular) to Air China by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the form and substance of the agreement ("**Shenzhen Airlines Airline Services Agreement**") dated 23 January 2007 (a copy of which has been produced to the meeting marked "G" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and 深圳航空有限責任公司 (Shenzhen Airlines Company Limited) ("**Shenzhen Airlines**") relating to the provision of the Technology Services to Shenzhen Airlines by the Group and all the transactions contemplated thereby; and

(c) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Air China Airline Services Agreement and Shenzhen Airlines Airline Services Agreement (collectively, the "**Airline Services Agreements**") for the two years ending 31 December 2008 or, if appropriate, the three years ending 31 December 2009 as shown in the Circular.

be and they are hereby approved and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Airline Services Agreements and the transactions contemplated thereby."

SPECIAL RESOLUTIONS

5. "**THAT** the shareholder 14 "Changan Air Industrial Co." stated in the third paragraph of existing article 1 of the articles of association ("**Articles of Association**") of the Company be amended to "Changan Air Company Limited" with effect upon registration and filing with the State Administration for Industry and Commerce. Following the aforesaid amendments, the third paragraph of existing article 1 of the Articles of Association be read as follows:

"The Company's promoters are:

Shareholder 1:	China TravelSky Holding Company
Shareholder 2:	China Southern Air Holding Company
Shareholder 3:	China Eastern Air Holding Company
Shareholder 4:	China Aviation Holding Corporation
Shareholder 5:	Air Greatwall Company
Shareholder 6:	Xiamen Airlines Limited Company
Shareholder 7:	Hainan Airlines Company Limited
Shareholder 8:	China Xinhua Airlines Company Limited
Shareholder 9:	Shenzhen Airlines Limited
Shareholder 10:	Shanghai Airlines Company Limited

Shareholder 11:	Shandong Airlines Company Limited
Shareholder 12:	Sichuan Air Group Company
Shareholder 13:	China Eastern Air Wuhan Company Limited
Shareholder 14:	Changan Air Company Limited
Shareholder 15:	Shanxi Air Industrial Company""

6. "**THAT** the words "or invested" be added after the words "may establish controlled" in the first sentence of the first paragraph of the existing article 14 of the Articles of Association; and the words "or 'Travelsky Airport'" be added after the words "and 'Cares'" in the first paragraph of the existing article 14 of the Articles of Association. Following the aforesaid amendments, the first paragraph of Article 14 be read as follows:

   "The Company may establish controlled or invested subsidiaries, branches, representative offices or other branch organisations based on its business requirements. Subsidiaries should be named with the abbreviation of Travelsky Technology Limited and the word(s) "Cares" or "Travelsky Airport". Branches should be named with the full name of Travelsky Technology Limited.""

7. "**THAT** the Articles of Association be and they are hereby altered in the following manner:

   (a) Article 47 of the Articles of Association:

   By deleting the words "50" from and substituting therefor the words "44" in the second paragraph of the existing article 47. Following the aforesaid amendments, the second paragraph of existing article 47 be read as follows:

   "Applications for a reissuance of share certificate by domestic shareholders who lost the same shall be addressed pursuant to Article 144 of the Company Law."

   (b) Article 56 of the Articles of Association:

   By deleting the word "5%" and substituting therefor the word "3%" in clause (13) of the existing article 56. Following the aforesaid amendments, clause (13) of the existing article 56 be read as follows:

   "(13) reviewing proposals from shareholders representing 3%, inclusive, or more of shares carrying the voting rights in the Company;"

By changing clause (14) of the existing article 56 into clause (15) of existing article 56; clause (14) of the existing article 56 shall be replaced by the sentence "reviewing matters regarding the acquisition or disposal of any major assets by the Company within one year, of which the amount exceeds 30% of the latest audited total assets of the Company". Following the aforesaid amendments, clauses 14 and 15 of the existing article 56 be read as follows:

"(14) reviewing matters regarding the acquisition or disposal of any major assets by the Company within one year, of which the amount exceeds 30% of the latest audited total assets of the Company;

(15) such other matters which are subject to the approval by shareholders at the general meeting under the requirements as stipulated by laws, administrative rules and regulations and Articles of Association."

(c) Article 60 of the Articles of Association:

By deleting the existing Article 60 in its entirety and substituting therefor:

"When the Company convenes the general meeting, the Board of Directors, Supervisory Committee and shareholders individually or collectively holding more than 3% of the shares of the Company are entitled to propose new motions to the Company, and the Company shall include in the agenda such matters which are within the scope of the general meeting, clear issues for discussion and matters to be resolved which are in compliance with the requirements as stipulated by laws, administrative rules and regulations and this Articles of Association.

The motion shall be delivered to the Company within 30 days after the notice of the meeting has been issued. The convener shall issue a supplementary notice of the general meeting 2 working days after the motion has been received to announce the provisional motion, and may postpone the meeting if appropriate.

Save for the requirements under the preceding provision, the convener shall not amend such motions as stated in the notice of general meeting or add any new motion upon the issue of the announcement of the notice of general meeting.

Motions which are not included in the notice of general meeting or which do not meet the requirement of this article shall not be voted on and resolved at the general meeting."

(d) Article 72 of Articles of Association:

By adding a new paragraph "The shares held by the Company do not carry any voting rights, and that part of the shares shall not be included in the total number of shares carrying voting rights and present at the general meeting." as the second paragraph of the existing article 72.

(e) Article 78 of the Articles of Association:

By changing clause (5) of the existing Article 78 into clause (6) of the existing Article 78 and by deleting the words "considered and resolved by way of an ordinary resolution at the general meeting" and substituting therefor the sentence "approved by the way of an ordinary resolution at the general meeting, as are required by laws, administrative rules and regulations or this Articles of Association"; and by adding clause (5) of the existing article 78 the words "regarding the acquisition or disposal of any major asset or the guarantee given by the Company within one year, of which the amount exceeds 30% of the latest audited amount of total assets;". Following aforesaid amendments, clauses (5) and (6) of the existing article 78 be read as follows:

"(5) Matters regarding the acquisition or disposal of any major asset or the guarantee given by the Company within one year, of which the amount exceeds 30% of the latest audited amount of total assets;

(6) Such other matters provided by the laws, administrative rules and regulations or this Articles of Association and considered to have material impact over the Company at the general meeting in the manner of ordinary resolution and need to be approved by special resolution."

(f) Article 81 of the Articles of Association:

By deleting the sentences "A general meeting shall be convened and chaired by the Chairman of the Board. If failing him for any reasons, the Vice Chairman shall convene and preside at the meeting as chairman, or failing them, the Board of Directors may designate a director of the Company to convene and preside over the meeting as chairman on their behalf;" from the existing article 81 and substituting therefor the following as first and second paragraphs of the existing article 81:

"The general meeting shall be convened by the Board and chaired by the Chairman of the Board. In the event the Chairman is unable to perform his/her duties or does not perform his/her duties, the Vice Chairman shall chair the meeting; in the event the Vice Chairman is unable to perform his/her duties or does not perform his/her duties, a director elected by a majority of the directors shall chair the meeting.

In the event that the Board fails to perform or does not perform its duty to convene the general meeting, the Supervisory Committee shall convene and chair such meeting on timely basis; in the event that the Supervisory Committee fails to or does not convene and preside over a general meeting, shareholders individually or collectively holding more than 10% of the Company's shares for more than 90 consecutive days may convene and preside over the meeting on a unilateral basis."

The words and sentences retained in the existing article 81 will be changed accordingly as the third paragraph of the existing article 81.

(g) Article 95 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the first paragraph of the existing article 95: "If, upon the expiry of a director's term of office, a new director cannot be elected on a timely basis, or the resignation of any director during term of office causes the number of directors to fall below the minimum statutory quorum of directors, such director shall continue to perform his/her duties under the requirements as stipulated by laws, administrative rules and regulations and this Articles of Association until a new director is elected and assumes his/her office."

(h) Article 99 of the Articles of Association:

(i) By deleting the sentences "Where any urgent matter arises, an extraordinary board meeting can be convened upon the requisition of the Chairman or two directors or the manager of the Company, and shall not be restricted by Article 100 regarding the notice of the meeting." from the first paragraph of the existing article 99 and substituting therefor the sentences "shareholders holding more than one-tenth of the shares carrying voting rights, or more than one-third of the Board of Directors or the Supervisory Committee may propose to convene an extraordinary board meeting and shall not be restricted by Article 100 regarding the notice of meeting. Chairman shall convene and preside over the extraordinary board meeting within ten days upon receipt of the request." Following the aforesaid amendments, the first paragraph of the existing article 99 be read as "At least two board meetings shall be convened by the Chairman in a year. Notice shall be given to all directors 10 days in advance of the relevant meeting. Shareholders holding more than one-tenth of the shares carrying voting rights, or more than one-third of the Board of Directors or the Supervisory Committee may propose to convene an extraordinary board meeting and shall not be restricted by Article 100 regarding the notice of meeting. Chairman shall convene and preside over the extraordinary board meeting within ten days upon receipt of the request."

(ii) By adding the words "Where there is no further notification," immediately before "the board meeting will be held at the premises of the Company" in the second paragraph of the existing article 99. Following the aforesaid amendments, the second paragraph of the existing article 99 be read as "Where there is no further notification, the board meeting will be held at the premises of the Company."

(i) Article 102 of the Articles of Association:

(i) By deleting the words "In the event the number of votes for and against are equal, the Chairman is entitled to cast a vote" in the existing article 102 and substituting therefor the sentence "Each director shall have one vote in voting on resolutions of the board meeting"

(ii) By adding a new paragraph "In the event that a director is connected to companies associated with matters to be resolved at the board meeting, such director shall not exercise his/her voting rights on such resolution, nor shall he/she votes on behalf of other directors. The board meeting may be convened with a majority of the independent directors. Resolutions shall be approved by a majority of independent directors at the board meeting. When there is less than three independent directors present at the board meeting, such matters shall be submitted to the general meeting for consideration." as the second paragraph to the existing article 102.

(j) Article 117 of the Articles of Association:

(i) By deleting the word "eight" from the first paragraph of the existing article 117 and substituting therefor the word "nine"; deleting the "." at the end of the first paragraph of the existing article 117 and substituting therefor the sentence "; the number of staff representative supervisors shall not be less than one-third of the total number of supervisors." Following the aforesaid amendments, the first paragraph of the existing article 117 be read as follows:

"The Supervisory Committee shall comprise 9 members. External supervisors (being supervisors not internally employed by the Company, similarly thereinafter) shall account for more than one-half of the number of members of the Supervisory Committee, of which more than one independent supervisors (being supervisors independent from the shareholders of the Company and not internally employed by the Company, similarly thereinafter); the number of staff representative supervisors shall not be less than one-third of the total number of supervisors."

(ii) By deleting the second and third paragraphs from the existing article 117 and substituting therefor the following paragraphs:

"The term of office for supervisors is three years and shall be eligible for re-election. If supervisors are not re-elected before the expiry of their terms of office or resignations of supervisors during the terms of office cause the number of supervisors to fall below the minimum statutory quorum of supervisors, the current supervisors shall continue to perform their duties according to the laws, administrative rules and regulations and this Articles of Association until new supervisors are elected and assume their office.

The Supervisory Committee shall appoint a Chairman and a Vice Chairman. The Chairman and Vice Chairman of the Supervisory Committee are appointed and removed on election by a majority of supervisors."

(iii) By adding the following sentences at the end of the fourth paragraph of the existing article 117: "In the event that the Chairman of the Supervisory Committee fails to perform or does not perform his/her duties, the Vice Chairman of the Supervisory Committee shall convene and preside over meeting of the Supervisory Committee. In the event that the Vice Chairman of the Supervisory Committee fails to perform or does not perform his/her duties, a supervisor elected by a majority of supervisors shall convene and preside over meeting of the Supervisory Committee."

(k) Article 118 of the Articles of Association:

By deleting the first paragraph of the existing article 118 and substituting therefor the following:

"Members of Supervisory Committee comprise: external supervisors (i.e., shareholder representative supervisors and independent supervisors), and staff representative supervisors who are representatives of staff of the Company. Shareholder representative supervisors and independent supervisors shall be elected and removed by general meeting; staff representative supervisors shall be elected and removed by staff representative meeting of the Company or other democratic elections."

(l) Article 121 of the Articles of Association:

(i) By deleting clause (2) of the existing article 121 and substituting therefor the sentences "to supervise conducts of the Company's directors and senior management during the performance of their duties, and shall make recommendations for removal of directors and senior management for any violation of the laws, administrative rules and regulations, this Articles of Association or resolutions of general meetings;"

(ii) By adding the sentences " to convene and preside over general meetings when the Board fails to perform its duties in convening and presiding over general meetings in accordance with this Articles of Association; to make proposals to the general meetings;" immediately after the sentence "suggest to convene an extraordinary general meeting" in clause (5) of the existing article 121.

(iii) By adding the words "and senior management" immediately after the word "directors" in clause (6) of the existing article 121. Following the aforesaid amendments, clause (6) of the existing article 121 be read as follows: "to negotiate with the directors and senior management on behalf of the Company or initiate litigation against the directors and senior management;"

(m) Article 122 of the Articles of Association:

By adding a new paragraph "The Supervisory Committee shall cause decisions made during the meeting to be reduced to minutes of meetings, and attending supervisors shall sign on the minutes of meetings." as the second paragraph to the existing article 122.

(n) Article 151 of the Articles of Association:

(i) By adding the following as the first paragraph of the existing article 151:

"The profit after taxation of the Company shall be appropriated in the following order:

(1) Compensation of loss;

(2) Appropriation of statutory surplus reserve;

(3) Appropriation of discretionary surplus reserve;

(4) Payment of dividend for ordinary shares."

(ii) By changing the first paragraph of the existing article 151 into second paragraph of the existing article 151 and by deleting the sentence ", and the Company shall appropriate 5% to 10% of the profit into the Company's statutory welfare reserve". Following the aforesaid amendments, the second paragraph of the existing article 151 be read as follows: "When distribution is made out of the after-tax profits for the current year, the Company shall appropriate 10% of the profit to the Company's statutory surplus reserve. No further appropriation of the Company's statutory surplus reserve will be required when the accumulated fund in statutory surplus reserve exceeds 50% of the Company's registered capital."

(iii) By changing the second paragraph of the existing article 151 into the third paragraph of the existing article 151 and by deleting the sentence "and statutory welfare reserve" therefrom. Following the aforesaid amendments, the third paragraph of the existing article 151 be read as follows: "If the Company's statutory surplus reserve is insufficient to make up for losses from the previous year, the profits in the current year must be applied to make up for such losses before making any appropriation of the statutory surplus reserve as mentioned in the preceding clause."

(iv) By deleting the third and fourth paragraphs of the existing article 151 and by adding the sentence "Appropriation of the Company's statutory surplus reserve and its proportion and the distribution of dividend shall be formulated by the Board of Directors based on the operating and business requirements of the Company and subject to the approval by the general meeting." as the fourth paragraph of the existing article 151.

(o) Article 152 of the Articles of Association:

By deleting the words "and welfare reserve" from the existing article 152. Following the aforesaid amendments, article 152 be read as follows: "The Company shall not allocate dividends or make any other allocations by way of bonus prior to its making up for any loss and appropriation of the statutory surplus reserve."

(p) Article 155 of the Articles of Association:

By deleting the existing article 155 in its entirety and by substituting therefor the following:

"Dividend will be distributed to shareholders according to their shareholding, while the shares of the Company held by the Company are not entitled to profit distribution."

(q) Article 160 of the Articles of Association:

By deleting the existing article 160 in its entirety and the numbering of the Articles of Association will be changed accordingly."

The above is the English translation of the Chinese version of the proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China, 7 March 2007

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. The register of members of the Company will be closed from 26 March 2007 to 25 April 2007 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 23 March 2007 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00 p.m. on 23 March 2007 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 4 April 2007 personally or by mail or fax.

6. Since the transactions referred to in resolutions no. 1 to 4 constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the aforesaid resolutions proposed at the EGM will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

7. As at the date hereof, the board of the Directors comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

CONTINUING CONNECTED TRANSACTIONS

Continuing Connected Transactions

The Company has entered into the InfoSky Cargo Services Agreement, the SITA Transactions, the Network Services Agreement, the supplemental agreement to each of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement and the Airline Services Agreements in relation to the Continuing Connected Transactions set out in this announcement for the Relevant Period.

In view of the expiry of the Waiver in respect of the Continuing Connected Transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) and to ensure compliance with the requirements under the Listing Rules in respect of the Continuing Connected Transaction for the Relevant Period, the Company publish this announcement in accordance with Chapter 14A of the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Exempt Continuing Connected Transaction is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement under the Listing Rules while the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Company has failed to comply with Rule 14A.47(1) of the Listing Rules in respect of the Continuing Connected Transactions. The aggregate rentals payable by the Company under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement for the period from 1 January 2007 to 31 January 2007 amount to approximately RMB3,279,000 and the Percentage Ratios thereof are more than 0.1% but less than 2.5%. It is expected that (1) the Percentage Ratios of the amount of the transactions contemplated under the InfoSky Cargo Services Agreement for the period from 1 January 2007 to 31 January 2007 will not be more than 0.1%, (2) the Percentage Ratios of the amount of the transactions contemplated under the Network Services Agreement and the Airline Services Agreement and the SITA Transactions for the period from 1 January 2007 to 31 January 2007 will be more than 0.1% but less than 2.5%. The Company will ascertain the amount of such transactions for the period from 1 January 2007 to 31 January 2007 and provide updated information, if available, in the circular to be despatched to the shareholders of the Company in relation to, among other things, the Non-exempt Continuing Connected Transactions.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser. In this connection, the Company has appointed China Merchants as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable, whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole and whether the relevant Annual Caps have been determined on a fair and reasonable basis, and to advise the Independent Shareholders on how to vote.

General

A circular containing, among other things, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter from an independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

Background

The Company has entered into the InfoSky Cargo Services Agreement, the SITA Transactions, the Network Services Agreement, the supplemental agreement to each of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement and the Airline Services Agreements in relation to the Continuing Connected Transactions set out in this announcement for the Relevant Period.

Immediately prior to the listing of the Company in 2001, the Company has entered into the Exempt Continuing Connected Transaction, the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and has been granted the Waiver in December 2003 in respect of such transactions for the period from 1 January 2004 up to 31 December 2006, details of which and the above transactions were set out in the 2003 Announcement.

As set out in the 2006 Circular, the Company and CNA Holding renewed the Technology Services and Ancillary Support Agreement in relation to the Technology Services. After the expiry of the Technology Services and Ancillary Support Agreement, the Company and Air China, a subsidiary of CNA Holding, entered into the Air China Airline Services Agreement in relation to the Technology Services for the Relevant Period. After the expiry of the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines, the Company entered into the Shenzhen Airlines Airline Services Agreement with Shenzhen Airlines in relation to the Technology Services for the Relevant Period. The annual caps for the transactions under (1) the Technology Services and Ancillary Support Agreement, and (2) the predecessor technology services and ancillary support agreement and the predecessor airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines for the year ended 31 December 2006 were approved at the 2006 EGM.

In view of the expiry of the Waiver in respect of the Continuing Connected Transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) and to ensure compliance with the requirements under the Listing Rules in respect of the Continuing Connected Transaction for the Relevant Period, the Company publish this announcement in accordance with Chapter 14A of the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Exempt Continuing Connected Transaction is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement, while the Non-exempt Continuing Connected Transactions (i.e. the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Directors propose to seek the Independent Shareholders' approval for the Non-exempt Continuing Connected Transactions for the Relevant Period at the EGM.

1. EXEMPT CONTINUING CONNECTED TRANSACTION

InfoSky Cargo Services Agreement

Date:	5 December 2002
Parties:	InfoSky (as contractor of recipients of services); and SITA INC UK (as provider of services)
Services:	Pursuant to the InfoSky Cargo Services Agreement, SITA INC UK has agreed to provide InfoSky the Cargo Services. It is also provided in the InfoSky Cargo Services Agreement that, in the event that SITA INC UK enters into a contract on or after 19 July 2004 with (a) any entity incorporated and registered in the PRC ("**PRC Entity**"), or (b) an entity that is wholly-owned by a PRC Entity, to provide SITA Cargo Service within the PRC, SITA INC agrees to pay InfoSky customer support fees. For avoidance of doubt, the PRC Entity excludes Air China and China Eastern Airlines Corporation Limited and its subsidiary, China Cargo Airlines Co., Ltd.. However, as at the date of this announcement, SITA INC UK has not entered into any contract mentioned above to provide SITA Cargo Services in the PRC and InfoSky has not received any customer support fees for SITA Cargo Services under the InfoSky Cargo Services Agreement. It is also expected that InfoSky is unlikely to receive any customer support fees from SITA INC UK in respect of SITA Cargo Services in the PRC under the InfoSky Cargo Services Agreement in the near future
Term:	From 1 January 2002 until both the MU Agreement and the CA Agreement are terminated. In such an event, InfoSky may terminate the InfoSky Cargo Services Agreement by giving SITA INC UK three months' written notice
Consideration:	The services fees will be determined by reference to the usage at the agreed charges which was determined through negotiation between the parties, taking into accounts the estimated operating cost of provision of air cargo integrated services to Air China and China Cargo Airlines Co., Ltd. and the services fees for data processing services charged by other service providers in the PRC. The Directors consider that the above basis of determination of service fees is fair and reasonable
Payment term:	The service fees shall be calculated on monthly basis and shall be paid monthly in arrears by cash

2. NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

(a) SITA Transactions

The SITA Transactions comprise the SITA Membership Fees payable by the Company to SITA and the continuing connected transactions contemplated under the SITA Telecommunication Services Agreement.

(i) SITA Membership Fees

The Company is a member of SITA. Being a member of SITA, the Company is entitled to use the services provided by SITA and is required to pay to SITA the SITA Membership Fees. The SITA Membership Fees payable by the Company in each financial year is determined by reference to the ratio of the aggregate eligible revenue for the provision of services in the ordinary course of business in the previous financial year billed by SITA, SITA NV or their respective 100% owned subsidiaries ("**Eligible Revenue**") to the Company to the aggregate Eligible Revenue of all members of SITA for that financial year. The SITA Membership Fees are calculated and are payable on monthly basis in arrears by cash. Given that the about determination basis is applicable to all members of SITA, the Directors consider that the SITA Membership Fees are reasonable and fair.

(ii) SITA Telecommunication Services Agreement

Date:	30 July 2004
Parties:	The Company (as recipient of services); and SITA (as provider of services)
Services:	Pursuant to the SITA Telecommunication Services Agreement, SITA has agreed to provide the SITA Data Network Services to the Company
Term:	From 1 July 2004 until it is terminated by either party by giving 6 months' notice to the other party or otherwise terminated according to the terms of the SITA Telecommunication Services Agreement
Consideration:	The network data usage fees payable by the Company will be determined by reference to the usage and the pricing schedule set by SITA which is applicable to all users of the SITA Data Network Services. The Directors consider that it is fair and reasonable to determine the usage fees by reference to the usage and the pricing schedule which is applicable to all users of the SITA Data Network Services
Payment term:	The network data usage fees shall be calculated on monthly basis and shall be paid monthly in arrears by cash

(b) ***Network Services Agreement***

Date: 30 December 2006

Parties:

(a) The Company

(b) 雲南航信空港網絡有限公司 (Yunnan TravelSky Airport Technology Limited)

(c) 黑龍江航信空港網絡有限公司 (Heilongjiang TravelSky Airport Technology Limited)

(d) 大連航信空港網絡有限責任公司 (Dalian TravelSky Airport Technology Limited)

(e) Huadong Cares

(f) Shanghai Cares

(g) Xinan Cares
(Companies (b) to (g) are associated companies of the Company)

(h) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司)

(i) TravelSky Technology (Singapore) Limited (中國民航信息網絡股份(新加坡)有限公司)

(j) TravelSky Technology (Japan) Limited (中國民航信息網絡股份(日本)有限公司)

(k) TravelSky Technology (Korea) Limited (中國民航信息網絡股份(韓國)有限公司)
(Companies (h) to (k) are wholly owned subsidiaries of Company)

(l) InfoSky

(m) Qingdao Cares
(Companies (l) and (m) are non wholly owned subsidiaries of the Company)

(n) Hainan Cares

(o) Hubei Cares

(p) Chongqing Cares

(q) Yunnan Cares

(r) Xiamen Care

(s) Xi'an Cares

(t) Xinjiang Cares

(u) Dongbei Cares

(v) Shenzhen Cares

(Companies (n) to (v) are collectively referred to as the "Services Companies")

Services:	Pursuant to the Network Services Agreement, (i) the Company has agreed to let the Services Companies use the Company's mainframe resources and connect to the Company's network of data transmission equipment, terminals and printers; (ii) the Services Companies have agreed to provide front end technical supports for the users of the Company's airport passenger processing system (APP system); and (iii) the Company may lease certain major connection equipment at the request of the Service Companies
Term:	From 1 January 2007 to 31 December 2009, renewable automatically for a successive term of three years commencing from the date of the expiry of the term of the Network Services Agreement, if no written opposition raised by either party three months in advance
Service fees:	The Services Companies shall pay (i) connection fees for connections to the Company's network of data transmission equipment, terminals and printers at rates prescribed by CAAC; and (ii) PID fees for utilization of mainframe resources at rates prescribed by CAAC; and (iii) equipment lease fees on a cost basis If any Service Company provides front end technical supports to the users of the Company's APP system, the Company will share the revenue generated from the Company's APP system with the relevant Services Company in such amount determined in accordance with (i) the actual amount of service provided by the relevant Service Company and (ii) the pricing schedule as set out in the agreement to be entered into between the Company, the relevant Services Company and (if applicable) the airport which provides services to the users of the Company's APP system, which will be formulated by reference to the estimated revenue deriving from the Company's APP system and the estimated costs incurred by the Services Company in provision of the service as requested by the particular user of the Company's APP system The Directors consider that the above determination basis is fair and reasonable
Payment term:	The Services Companies shall pay (i) connection fees and PID fees on monthly basis in arrears by cash; (ii) (if applicable) rental for leasing equipment according to the separate lease agreement to be entered into between the Company and the relevant Services Company

The Company shall pay to the Services Companies for services provided by the Services Companies to the users of the Company's APP system (if any) according to the terms set out in the agreement to be entered into between the Company, the relevant Services Companies and (if applicable) the airport which provides services to the users of the Company's APP system

(c) Dongxingli Tenancy Agreement

The Company (as tenant) and CTHC (as lessor) have entered the Dongxingli Tenancy Agreement, pursuant to which CTHC has agreed to lease the Dongxingli Property to the Company for 10 years from the date of the Dongxingli Tenancy Agreement (being 18 October 2000). The average rentals payable by the Company under the Dongxingli Tenancy Agreement are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). On 30 December 2006, the Company (as tenant) and CTHC (as lessor) entered into the supplemental agreement to the Dongxingli Tenancy Agreement regarding the average rental payable by the Company for the Relevant Period under the Dongxingli Tenancy Agreement. Set out below are the details of the Dongxingli Tenancy Agreement:

Date:	18 October 2000
Parties:	CTHC (as leasor); and The Company (as tenant)
Lease:	Pursuant to the Dongxingli Tenancy Agreement, CTHC has agreed to lease the Dongxingli Property to the Company
Property:	The Dongxingli Property, the gross floor area of which currently used by the Company is approximately 12,003.74 square metres
Term:	10 years from the date of the Dongxingli Tenancy Agreement (being 18 October 2000)
Rental and usage fee:	Average rental (including property management fee) of RMB3.8 per square metre per day payable to CTHC (this price is reflected in the supplemental agreement entered into between CTHC and the Company on 30 December 2006, and reflects the current market average rental price as confirmed by Savills, an independent property valuer). Such amounts are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). The Directors are of the view that the average rental mentioned above is fair and reasonable. Please also refer to the paragraph headed "Confirmation by an independent property valuer" in this announcement below for details of the confirmation of Savills
Payment term:	The rental and usage fees shall be paid quarterly within the first 30 days of each quarter by cash

Other terms:	The Company is entitled to renew the term of use for an additional 10 years by serving a notice to CTHC six months before the expiry of the term CTHC agrees to indemnify the Company against any loss or damage caused by, or arising from, any challenge to, or interference with, the Company's right to use the property in issue during the stipulated term

(d) ***Dongsi Tenancy Agreement***

The Company (as tenant) and CTHC (as lessor) have entered the Dongsi Tenancy Agreement, pursuant to which CTHC has agreed to lease the Dongsi Property to the Company for 10 years from the date of the Dongsi Tenancy Agreement (being 18 October 2000). The average rentals payable by the Company under the Dongsi Tenancy Agreement are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). On 30 December 2006, the Company (as tenant) and CTHC (as lessor) entered into the supplemental agreement to the Dongsi Tenancy Agreement regarding the average rental payable by the Company for the Relevant Period under the Dongsi Tenancy Agreement. Set out below are the details of the Dongsi Tenancy Agreement:

Date:	18 October 2000
Parties:	CTHC (as leasor); and The Company (as tenant)
Lease:	Pursuant to the Dongsi Tenancy Agreement, CTHC has agreed to lease the Dongsi Property to the Company
Property:	The Dongsi Property, the gross floor area of which currently used by the Company is approximately 13,369.51 square metres
Term:	10 years from the date of the Dongsi Tenancy Agreement (being 18 October 2000)
Rental:	Average rental (including property management fee) of RMB4.5 per square metre per day payable to CTHC (this price is reflected in the supplemental agreement entered into between CTHC and the Company on 30 December 2006, and reflects the current market average rental price as confirmed by Savills, an independent property valuer). Such amounts are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000) The Directors are of the view that the average rental mentioned above is fair and reasonable. Please also refer to the paragraph headed "Confirmation by an independent property valuer" in this announcement below for details of the confirmation of Savills
Payment term:	The rental and usage fees shall be paid quarterly within the first 30 days of each quarter by cash

Other terms:	The Company may request to renew the term of use for an additional 10 years by serving a notice to CTHC three months before the expiry of the term CTHC has also undertaken to indemnify the Company against any loss or damage caused by, or arising from, any challenge to, or interference with, the Company's right to use the property during the 10-year term

(e) Airline Services Agreements

The Company and each of the Airline Services Promoters have entered into the Airline Services Agreements in relation to the Technology Services as set out below:

No.	Airline Services Promoters	Date of Airline Services Agreement	Term of Airline Services Agreement (year)	Number of years of renewal
1.	Air China	1 December 2006	1 January 2006- 31 December 2008 (three years)	One
2.	Shenzhen Airlines	23 January 2007	1 January 2007- 31 December 2009 (three years)	Three

Technology Services

Pursuant to the Airline Services Agreements, the Company (including its subsidiaries) shall provide the Airline Services Promoters the Technology Services, including but not limited to:

(a) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

(b) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(c) airport passenger processing (APP) system services which provide check-in, boarding and load planning services; and

(d) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Services fees

The service fees payable by the Airline Services Promoters for the Technology Services under the Airline Services Agreements are currently determined in accordance with the pricing schedule prescribed by CAAC, details of which have been disclosed in the Company's prospectus dated 29 January 2001. In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Airline Services Promoters are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB 6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB 6.5 to RMB 7.0.

In addition, the fees payable by the Airline Services Promoters to the Company for the Technology Services include (i) fees for each boarding passenger handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB 7.0 depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB 500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 60 days after receipt of the invoice by cash.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

CONFIRMATION BY AN INDEPENDENT PROPERTY VALUER

The Company has engaged Savills to evaluate the Dongxingli Property and the Dongsi Property for determining the prevailing market rent for the Dongxingli Property and the Dongsi Property as at 1 September 2006. Savills is in the list of firms providing professional consultancy services of general practice surveying of The Hong Kong Institute of Surveyors. Savills, an independent property valuer, has issued a report which indicates that the current rental arrangements (i.e. the aggregate rental (including property management fees) specified in the supplemental agreements entered into between CTHC and the Company on 30 December 2006) for the Dongxingli Property and the Dongsi Property for use of property, are fair, reasonable and in line with the market level. The current rental arrangements are valued by Savills on market rent basis as according to the HKIS Valuation Standards on Properties (First edition 2005) published by The Hong Kong Institute of Surveyors.

INFORMATION ON SITA , SITA INC UK, SERVICES COMPANIES, CTHC, AIR CHINA AND SHENZHEN AIRLINES

SITA

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, both SITAGCH and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport. Therefore, SITA is also considered as a connected person of the Company.

SITA is a global service provider of IT business solutions and communications services to air transport industry.

SITA INC UK

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, SITA INC UK is a fellow subsidiary of SITAGCH. Therefore, SITA INC UK is also considered as a connected person of the Company.

SITA INC UK is principally engaged in provision of information technology solutions to the airport transport industry.

Services Companies

The Services Companies comprising Shenzhen Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares and Dongbei Cares are connected persons of the Company for the following reasons:

(a) Shenzhen Cares is owned as to (i) 61.47% by the Company; (ii) 5.59% by 中國北方航空公司 (China Northern Airline Company), a branch company of a subsidiary of 中國南方航空集團公司 (China Southern Air Holding Company) which is a Promoter; (iii) 5.59% by Air China, a subsidiary of CNA Holding which is a Promoter; (iv) 5.59% by 中國新華航空有限責任公司 (China Xinhua Airlines Company Limited), a Promoter; (v) 5.59% by Shenzhen Airlines, a Promoter; (vi) 5.59% by 深圳市機場股份有限公司 (Shenzhen Airport Company Limited), an Independent Third Party; (vii) 5.59% by 中國南方航空(集團)深圳公司 (China Southern Airlines (Group) Shenzhen Company), a subsidiary of 中國南方航空集團公司 (China Southern Air Holding Company) which is a Promoter; and (viii) 5.00% by 四川航空集團公司 (Sichuan Airlines Group Company), a Promoter. As certain Promoters and their respective associates are together entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Shenzhen Cares. Shenzhen Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(b) Hainan Cares is owned as to (i) 64.78% by the Company; (ii) 22.74% by 中國南方航空集團公司(China Southern Air Holding Company), a Promoter; (iii) 4.16% by Air China, a subsidiary of CNA Holding which is a Promoter; (iv) 4.16% by 海南航空股份有限公司 (Hainan Airlines Company Limited), a Promoter; and (v) 4.16% by 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a Promoter. As certain Promoters and their respective associates are together entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hainan Cares, Hainan Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(c) Hubei Cares is treated as a subsidiary of the Company and 12.5% of its registered capital is owned by 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hubei Cares, Hubei Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(d) Chongqing Cares is a 51% subsidiary of the Company and 24.5% of its registered capital is owned by Air China. Air China is subsidiary of CNA Holding which is a Promoter and is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Chongqing Cares, Chongqing Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(e) Yunnan Cares is a 51% subsidiary of the Company and 49% of its registered capital is owned by 中國東方航空雲南公司 (China Eastern Airlines-Yunnan Company), a branch company of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited). 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) is a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a Promoter, it is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Yunnan Cares, Yunnan Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(f) Xiamen Cares is a 51% subsidiary of the Company and 28.5% of its registered capital is owned by 廈門航空有限公司 (Xiamen Airlines Limited Company), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xiamen Cares, Xiamen Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(g) Xi'an Cares is a 51% subsidiary of the Company, and 32% of its registered capital is owned by 中國東方航空西北公司 (China Eastern Airlines Northwest Company), a branch company of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited). 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) is a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a Promoter, it is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xi'an Cares, Xi'an Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(h) Xinjiang Cares is a 51% subsidiary of the Company and 24.5% of its registered capital is owned by 中國南方航空集團公司 (China Southern Air Holding Company), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xinjiang Cares, Xinjiang Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(i) 42% of the registered capital of Dongbei Cares, an associated company of the Company, is owned by 中國南方航空集團公司 (China Southern Air Holding Company) which is a Promoter. As 中國南方航空集團公司 (China Southern Air Holding Company), a Promoter, is entitled to exercise, or control the exercise of, 30% or more of the voting power of any general meeting of Dongbei Cares, Dongbei Cares is an associate of a Promoter and therefore a connected person of the Company pursuant to Rule 14A.11(4) of the Listing Rules.

The Services Companies are the companies established for distributing the products of the Company and provide better services to customers in different regions. The Services Companies construct, operate and maintain regional network nodes, facilities and connections to the network and systems of the Company in their respective regions. The Services Companies provide technical services to the user of the Company's aviation information technology systems in respect of the Company's nationwide data network. These services include serving as local service centers for the Company's data network operations, and providing services such as connections to the network's nodes, data transmission equipment, terminals and printers, the installation of equipment, maintenance, training, technical support and other network services.

CTHC

CTHC is a Promoter and a substantial shareholder of the Company holding about 22.35% of the entire issued share capital of the Company as at the date of this announcement. Therefore, CTHC is a connected person of the Company.

CTHC is principally engaged in the management of the state-owned assets and state-owned equity interests resulting from investments of the States in the group companies and its invested entities.

AIR CHINA

Air China is a subsidiary of CNA Holding, which is a Promoter and a substantial shareholder of the Company holding about 10.07% of the entire issued share capital of the Company as at the date of this announcement. Air China is an associate of CNA Holding and therefore, a connected person of the Company.

Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

SHENZHEN AIRLINES

Shenzhen Airlines is a Promoter holding about 0.7% of the entire issued share capital of the Company as at the date of this announcement and therefore a connected person of the Company. Shenzhen Airlines is engaged in the airline operations in the PRC.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the transaction records of the Continuing Connected Transactions for the three years ended 31 December 2006:

	Year ended 31 December		
	2004	**2005**	**2006** *(Note)*
Transactions under the InfoSky Cargo Services Agreement	US$599,180 (equivalent to approximately HK$4,673,604)	US$714,241 (equivalent to approximately HK$5,571,080)	US$2,100,000 (equivalent to approximately HK$16,380,000)
SITA Transactions	RMB45,480,450 (equivalent to approximately HK$45,480,450)	RMB38,576,816 (equivalent to approximately HK$38,576,816)	RMB56,000,000 (equivalent to approximately HK$56,000,000)
Transactions under the Network Services Agreement	RMB17,600,000 (equivalent to approximately HK$17,600,000)	RMB29,942,000 (equivalent to approximately HK$29,942,000)	RMB31,000,000 (equivalent to approximately HK$31,000,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB34,570,760 (equivalent to approximately HK$34,570,760)	RMB38,609,000 (equivalent to approximately HK$38,609,000)	RMB38,609,000 (equivalent to approximately HK$38,609,000)
Transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement)	RMB221,025,000 (equivalent to approximately HK$221,025,000)	RMB281,616,000 (equivalent to approximately HK$281,616,000)	RMB310,000,000 (equivalent to approximately HK$310,000,000)

Note: These amounts are derived from the unaudited management accounts of the Group for the year ended 31 December 2006.

THE ANNUAL CAPS APPROVED BY THE WAIVER OR AT THE 2006 EGM

	Year ended 31 December		
	2004	**2005**	**2006**
Transactions under the InfoSky Cargo Services Agreement *(Note 1)*	US$5,000,000 (equivalent to approximately HK$39,000,000)	US$5,000,000 (equivalent to approximately HK$39,000,000)	US$5,000,000 (equivalent to approximately HK$39,000,000)
SITA Transactions *(Note 1)*	RMB72,000,000 (equivalent to approximately HK$72,000,000)	RMB72,000,000 (equivalent to approximately HK$72,000,000)	RMB72,000,000 (equivalent to approximately HK$72,000,000)
Transactions under the Network Services Agreement *(Note 1)*	RMB84,000,000 (equivalent to approximately HK$84,000,000)	RMB84,000,000 (equivalent to approximately HK$84,000,000)	RMB84,000,000 (equivalent to approximately HK$84,000,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement *(Note 1)*	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)
Transactions under Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement)	*(Note 2)*	*(Note 2)*	RMB404,460,000 (equivalent to approximately HK$404,460,000) *(Note 3)*

Notes:

1. *The Exempt Continuing Connected Transaction and the relevant Non-exempt Continuing Connected Transactions for the two years ended 31 December 2005 did not exceed the annual cap for the two years ended 31 December 2005 as approved by the Waiver. It is also expected that the Exempt Continuing Connected Transaction and the relevant Non-exempt Continuing Connected Transactions for the year ended 31 December 2006 will not exceed the annual cap for the year ended 31 December 2006 as approved by the Waiver.*

2. *As set out in the 2006 Circular, the relevant waiver granted by the Stock Exchange in respect of the transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (and its predecessor agreement) which did not specify any maximum amount of the transactions, was deemed to have lapsed on 25 October 2004. Therefore, no annual cap was applicable to such transactions for the period from 15 October 2004 to 31 December 2005. The transactions under the Technology Services and Ancillary Support Agreement and the airline services agreements dated 21 December 2004 entered into between the Company and Shenzhen Airlines (and its predecessor agreement) for the two years ended 31 December 2005 have been approved and ratified at the 2006 EGM.*

3. *As set out in the 2006 Circular, the aggregate annual cap in respect of the transactions contemplated under the relevant technology services and ancillary support agreements and the airline services agreements entered into between the Company and the relevant Promoters or their associates (including CNA Holding and Shenzhen Airlines) for the year ended 31 December 2006, which was subsequently approved at the 2006 EGM, is RMB 1,498,000,000 (equivalent to approximately HK$1,498,000,000), as to RMB 299,600,000 (equivalent to approximately HK$299,600,000) is attributable to the transactions under the Technology Services and Ancillary Support Agreement and as to RMB 104,860,000 (equivalent to approximately HK$104,860,000) is attributable to the transactions contemplated under the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines. It is expected that the transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines for the year ended 31 December 2006 will not exceed the annual cap approved at the 2006 EGM mentioned above.*

If the amounts of any of the Continuing Connected Transaction for the year ended 31 December 2006 exceed the annual cap for the year ended 31 December 2006 as approved by the Waiver or at the 2006 EGM, the Company will publish an announcement to inform its shareholders of the same pursuant to the Listing Rules.

ANNUAL CAPS

	Year ended 31 December		
	2007	**2008**	**2009**
Transactions under the InfoSky Cargo Services Agreement	US$2,730,000 (equivalent to approximately HK$21,294,000)	US$3,549,000 (equivalent to approximately HK$27,682,000)	US$4,614,000 (equivalent to approximately HK$35,989,200)
SITA Transactions	RMB67,000,000 (equivalent to approximately HK$67,000,000)	RMB80,000,000 (equivalent to approximately HK$80,000,000)	RMB96,000,000 (equivalent to approximately HK$96,000,000)
Transactions under the Network Services Agreement	RMB37,200,000 (equivalent to approximately HK$37,200,000)	RMB44,640,000 (equivalent to approximately HK$44,640,000)	RMB53,568,000 (equivalent to approximately HK$53,568,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)
Transactions under the Airline Services Agreements	RMB403,000,000 (equivalent to approximately HK$403,000,000)	RMB523,900,000 (equivalent to approximately HK$523,900,000)	RMB175,760,000 (equivalent to approximately HK$175,760,000) *(Note)*

Note: This is the annual cap for the transactions contemplated under the Shenzhen Airlines Airline Services Agreement only as the initial term of the Air China Airline Services Agreement will expire on 31 December 2008.

The Annual Caps of the transactions contemplated under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement are determined by reference to the aggregate annual rental (including the property management fees) payable by the Company under such agreements.

The Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement are determined by reference to (1) the historical annual amount of the relevant transactions for the year ended 31 December 2005; (2) the unaudited amount of the SITA Transactions of approximately RMB56,000,000 (equivalent to approximately HK$56,000,000) and the unaudited amount of the transactions contemplated under the Network Services Agreement of approximately RMB31,000,000 (equivalent to approximately HK$31,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (3) the compound annual growth rate of approximately 20% of the turnover of the Company between the year ended 31 December 2004 and the expected turnover for the year ended 31 December 2006; and (4) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the above transactions will increase by about 20% per annum and 20% is used in determining the amount of the Annual Caps. The Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement mentioned above are calculated based on the compound annual growth of 20% for the respective transactions for the three years ending 31 December 2009.

The Annual Caps for the transactions contemplated under the InfoSky Cargo Services Agreement and the Airline Services Agreements are determined by reference to (1) the historical annual amount of the relevant transactions for the year ended 31 December 2005; (2) the unaudited amount of the transactions contemplated under the InfoSky Cargo Services Agreement of approximately US$2,100,000 (equivalent to approximately HK$16,380,000) and the unaudited amount of the transactions contemplated under the Airline Services Agreements of approximately RMB310,000,000 (equivalent to approximately HK$310,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (3) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips; (4) in respect of the transactions contemplated under the InfoSky Cargo Services Agreement, the estimated growth rate of the amount of the transactions for the two years ending 31 December 2009 being similar to the same for the three financial years ended 31 December 2005; and (5) in respect of the transactions contemplated under the Airline Services Agreements, the initial term of the Air China Airline Services Agreement will expire on 31 December 2008 whereas the Shenzhen Airlines Airline Services Agreement will expire on 31 December 2009. The Directors estimate that the above transactions will increase by about 30% per annum and 30% is used in determining the amount of the Annual Caps. The Annual Caps for the transactions contemplated under the InfoSky Cargo Services Agreement and the Airline Services Agreements mentioned above are calculated based on the compound annual growth of 30% for the respective transactions for the two years ending 31 December 2008 or (if applicable) three years ending 31 December 2009.

The basis of the determination of the Annual Caps for the transactions contemplated under the Airline Services Agreements mentioned above is the same as that of the annual caps for the continuing connected transactions contemplated under the relevant technology services and ancillary support agreements and the airline services agreements entered into between the Company and the relevant Promoters or their associates (including CNA Holding and Shenzhen Airlines) as set out in the 2006 Circular for the three years ending 31 December 2008.

The Directors (including the independent non-executive Directors) are of the view that the Annual Caps in respect of InfoSky Cargo Services Agreement for the three years ending 31 December 2009 are fair and reasonable. The Directors are of the view that the Annual Caps in respect of each of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2009 are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC. InfoSky is principally engaged in provision of aviation information technology services relating to cargo. The aviation data and services provided by SITA INC UK and SITA under the InfoSky Cargo Services Agreement and the SITA Telecommunication Services Agreement respectively are essential to the aviation information technology services provided by the Group.

The Directors consider that it is in the interest of the Company to continue to engage SITA to provide SITA Data Network Services for the following reasons:

(i) the network of SITA provides wide industry coverage as many participants in the air transport industry worldwide rely on its network solutions and many customers of the Company are also using SITA's network services;

(ii) SITA has a long co-operative history with the Company and various players in the civil aviation industry of China; and

(iii) the stability of the Company's business may be severely affected if its engagement with SITA is terminated.

As set out in the Company's announcement dated 6 June 2002, all the air cargo contractual arrangements of the Company and SITA with various airline companies (save Air China and China Eastern Airlines Corporation Limited) had been transferred to InfoSky by 31 December 2001. However, the air cargo contractual arrangements of SITA INC UK and each of Air China and China Eastern Airlines Corporation Limited could not be transferred to InfoSky due to certain technical problems, so that InfoSky has to continue to rely on the technical support given by SITA INC UK in order to provide part of the air cargo integrated services to Air China and China Eastern Airlines Corporation Limited and its subsidiary, China Cargo Airlines Co., Ltd..

As mentioned in the paragraph headed "Information on SITA, SITA INC UK, Services Companies, CTHC, Air China and Shenzhen Airlines" above, the Services Companies are the companies established between the Company and other parties for distributing the products of the Company and provide better services to customers in different regions.

The Dongsi Property and the Dongxingli Property have been used as data centres of the Company since 2000. It is in the best interests of the Company to continue to lease and use such properties to ensure normal and stable operation of the Company.

As mentioned in the paragraph headed "Information on SITA, SITA INC UK, Services Companies, CTHC, Air China and Shenzhen Airlines" above, Air China and its subsidiaries are principally engaged in provision of air passenger, air cargo and airline-related services in the PRC while Shenzhen Airlines is engaged in airlines operation in the PRC. The provision of the Technology Services to the Airline Services Promoters is in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted on normal commercial terms and conditions determined on an arm's length basis. The Directors (including the independent non-executive Directors) are of the view that the Exempt Continuing Connected Transaction is on normal commercial terms and the terms of the Exempt Continuing Connected Transaction are fair and reasonable and in the interests of the shareholders of the Company as a whole. The Directors are of the view that the Non-exempt Continuing Connected Transactions are on normal commercial terms and the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that each of SITA INC UK, SITA, the Service Companies, CTHC, Air China and Shenzhen Airlines are connected persons of the Company as mentioned above, each of the Continuing Connected Transactions for the Relevant Period constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group did not have any previous transactions with any connected persons in respect of the Continuing Connected Transactions which required aggregation under Rule 14A.25 of the Listing Rules.

Since the Percentage Ratios for the Exempt Continuing Connected Transaction (i.e. transactions contemplated under the InfoSky Cargo Services Agreement) on an annual basis is less than 2.5%, the Exempt Continuing Connected Transaction for the Relevant Period, in accordance with Rule 14A.34 of the Listing Rules, is only subject to the reporting and announcement requirements and is exempt from the independent shareholders' approval requirement.

The contract duration of the InfoSky Cargo Services Agreement commenced from 1 January 2002 until both the MU Agreement and CA Agreement are terminated. According to Rule 14A.35(1) of the Listing Rules, the contract duration of the InfoSky Cargo Services Agreement, except under special circumstances, must not exceed three years. The Directors are of the view that the contract duration of the InfoSky Cargo Services Agreement of more than three years is commercially beneficial to the Company and of normal business practice for contracts of this type to be of such duration.

China Merchants, the independent financial adviser, concur with the view of the Directors after having considered the following factors:

According to the InfoSky Cargo Services Agreement, SITA INC UK agreed to provide InfoSky the Cargo Services, to enable InfoSky to perform part of the obligations of SITA INC UK under the CA Agreement and the MU Agreement for SITA INC UK. Hence, it was reasonable that the duration of the InfoSky Cargo Services Agreement was the same as that of the MU Agreement and the CA Agreement. The initial duration of the MU Agreement was for a period of four years with automatic renewal for successive periods of one year provided that neither SITA INC UK nor China Cargo Airlines Co., Ltd. issues written notice to terminate the MU Agreement at least three months prior to the end of the initial term or any extension thereof, whereas the CA Agreement has an initial contract duration of five years with automatic renewal for a period of one year provided that neither SITA INC UK nor Air China gives written notice to other to terminate the CA Agreement prior to the start of each one year renewal period.

Based on the abovementioned, the air cargo contractual arrangements of SITA INC UK and each of Air China and China Eastern Airlines Corporation Limited could not be transferred to InfoSky due to certain technical problems, therefore InfoSky has to continue to rely on the technical support given by SITA INC UK in order to provide part of the air cargo integrated services to Air China and China Eastern Airlines Corporation Limited and its subsidiary, China Cargo Airlines Co., Ltd.. On the other hand, InfoSky would like to capture the market share of the airline industry by co-operating with SITA INC UK to provide the Cargo Services to Air China and China Eastern Airlines Corporation Limited since these two airlines have strong presence and huge market share in the PRC, the Directors believe that the entering of the InfoSky Cargo Services Agreement would generate profits to the Company. Hence, China Merchants concur with the Directors that the InfoSky Cargo Services Agreement is commercially beneficial to the Company and thus to the Group as a whole.

To assess whether the duration of the InfoSky Cargo Services Agreement of more than three years is of normal business practice for contracts of this type to be of such duration, China Merchants have identified other technology services and solutions companies and other airline services companies which also provide air cargo integrated services in the PRC, Hong Kong, the United States, the United Kingdom, Germany and Sweden and search for any comparable agreements from their respective websites. China Merchants found that there are 2 comparable agreements among all the 18 comparable companies on 3 February 2007 from their respective websites, one of which, is a United States based technology services and solutions company which also provide air cargo integrated services, namely Unisys Corporation, had signed a 5-year contract with Air China Cargo on 23 March 2006 to manage its cargo operations in the PRC domestic marketplace and also another airline services company which also provides air cargo integrated services based in the United Kingdom, namely Menzies Aviation Plc, had also signed a 5-year contract with Lufthansa Cargo on 10 February 2005 to provide business management system at its London Heathrow facility. In this regard, China Merchants concur with the Directors' view that the InfoSky Cargo Services Agreement with contract duration of more than three yeas is of normal business practice.

The Percentage Ratios for each of the Non-exempt Continuing Connected Transactions (i.e. the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements) on an annual basis are more than 2.5%, the Non-exempt Continuing Connected Transaction for the Relevant Period are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The contract duration of each of the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement, and the Dongsi Tenancy Agreement is more than three years. The Directors are of the view that the contract duration of the above agreements of more than three years is commercially beneficial to the Company and of normal business practice for contracts of these types to be of such duration and they are in compliance with Rule 14A.35(1) of the Listing Rules. Details of the views of China Merchant, the independent financial adviser, on the contract duration of the above agreements will be set out in the circular to be despatched to the shareholders of the Company as soon as possible pursuant to Rule 14A.35(1) of the Listing Rules.

It is impracticable to ascertain the amount of each of the Continuing Connected Transactions (other than the transactions contemplated under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement) on a daily basis taking into account that (1) such transactions are made with a number of entities such as airline operators (including major airline operators in the PRC) and other companies in air transport industry; (2) the monetary amounts of the such transactions depend on the actual volume of the business activities carried out by such parties, in particular, the airline operators, which are substantial; and (3) the relevant service fees and other fees payable to or by the Group under such transactions are calculated on monthly basis. As such, the Company is not able to provide the amounts of each of the Continuing Connected Transactions (other than the transactions contemplated under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement) from 1 January 2007 up to the date of this announcement. The Company generally needs two to three weeks to ascertain the amount of each of the Continuing Connected Transactions (other than the transactions contemplated under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement) for the preceding calendar month. In view of the Chinese New Year in mid February 2007, the Company will need more time to ascertain the amount of each of the Continuing Connected Transactions (other than the transactions contemplated under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement) for the period from 1 January 2007 to 31 January 2007. The Company expects that barring unforeseen circumstances, the amount of each of the Continuing Connected Transactions (other than the transactions contemplated under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement) for the period from 1 January 2007 to 31 January 2007 may be available at the end of February 2007.

The aggregate rentals payable by the Company under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement for the period from 1 January 2007 to 31 January 2007 amount to approximately RMB3,279,000 and the Percentage Ratios thereof are more than 0.1% but less than 2.5%. Given that the supplemental agreements which set out the current market average rental price were entered into between the Company and CTHC on 30 December 2006, the Company has made best endeavour to comply with the applicable Listing Rules in respect of these transactions as well as the other Continuing Connected Transactions (including publication of this announcement) as soon as practicable.

It is expected that (1) the Percentage Ratios of the amount of the transactions contemplated under the InfoSky Cargo Services Agreement for the period from 1 January 2007 to 31 January 2007 will not be more than 0.1%, (2) the Percentage Ratios of the amount of the transactions contemplated under the Network Services Agreement and the Airline Services Agreement and the SITA Transactions for the period from 1 January 2007 to 31 January 2007 will be more than 0.1% but less than 2.5%. The Company will ascertain the amount of such transactions for the period from 1 January 2007 to 31 January 2007 and provide updated information, if available, in the circular to the despatched to the shareholders of the Company in relation to, among other things, the Non-exempt Continuing Connected Transactions.

Set out below are the Continuing Connected Transactions and the applicable reporting and announcement requirements under the applicable Listing Rules:

	Continuing Connected Transactions	Date of Agreement	Reporting/ announcement requirement	Remarks
Exempt Continuing Connected Transaction				
1	Provision of the Cargo Services by SITA INC UK to InfoSky under the InfoSky Cargo Services Agreement	5 December 2002	Upon expiry of the Waiver (i.e. 1 January 2007)	*Note 1*
Non-exempt Continuing Connected Transactions				
2	The SITA Transactions	30 July 2004	Upon expiry of the Waiver (i.e. 1 January 2007)	*Note 2*
3	Provision of services under the Network Services Agreement	30 December 2006	Upon entering into the agreement (i.e.30 December 2006)	*Note 2*
4	Leases of the Dongxingli Property and the Dongsi Property under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement (as supplemented by the supplemental agreements dated 30 December 2006)	18 October 2000	Upon entering into the supplemental agreements dated 30 December 2006 (i.e. 30 December 2006)	*Notes 2 and 3*
5	Provision of the Technology Services under the Air China Airline Service Agreement	1 December 2006	Upon entering into the agreement (i.e. 1 December 2006)	*Note 2*
6	Provision of the Technology Services under the Shenzhen Airlines Airline Service Agreement	23 January 2007	Upon entering into the agreement (i.e. 23 January 2007)	*Note 2*

Notes:

1. *It is expected that the Percentage Ratios of the amount of the transactions contemplated under the InfoSky Cargo Services Agreement for the period from 1 January 2007 to 31 January 2007 will not be more than 0.1%.*

2. *It is expected that the Percentage Ratios of the amount of the transactions contemplated under each of the Network Services Agreement, the Air China Airline Services Agreement, the Shenzhen Airlines Airline Services Agreement and the SITA Transactions for the period from 1 January 2007 to 31 January 2007 will be more than 0.1% but less than 2.5%.*

3. *The aggregate rentals payable by the Company under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement for the period from 1 January 2007 to 31 January 2007 amount to approximately RMB3,279,000 and the Percentage Ratios thereof are more than 0.1% but less than 2.5%.*

Based on the information disclosed above, the Company has failed to comply with Rule and 14A.47(1) of the Listing Rules in respect of Continuing Connected Transactions. The Company considered that it would be more appropriate and cost effective to inform the shareholders of the Company of the Continuing Connected Transactions at the same time and seek their approval at the same general meeting, the Company proposed to publish this announcement in respect of the Continuing Connected Transactions after it entered into all agreements in respect of the Continuing Connected Transactions with each of the relevant connected persons. However, the Company was unable to enter into or, if applicable, renew the Airline Services Agreements with all the relevant Promoters or their associates until 23 January 2007. Given that the Company (a) entered into the Network Services Agreement, the supplemental agreements to each of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement and the Airline Services Agreement with the relevant connected persons in late December 2006, and the Shenzhen Airlines Airline Services Agreement on 23 January 2007, and (b) obtained SITA's confirmation regarding accuracy of the disclosure relating to SITA and its group companies set out in the Announcement in January 2007, though the Company sought SITA's confirmation on 20 December 2006, the Company was unable to obtain prior independent shareholders' approval for the Continuing Connected Transactions before the transactions commenced in 2007.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole, and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the independent financial adviser. In this connection, the Company has appointed China Merchants as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole and whether the relevant Annual Caps have been determined on a fair and reasonable basis, and to advise the Independent Shareholders on how to vote.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

Circular to shareholders of the Company

A circular containing, among other things, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter from an independent financial adviser containing its advice to the Independent Board Committee on the Non-exempt Continuing Connected Transactions; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

Voting arrangements

Under the Listing Rules, the SITA Transactions are subject to the approval of the SITA Independent Shareholders. As at the date of this announcement, SITA INC BV was interested in 1.75% of the issued share of the Company. As both SITA INC BV and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport, SITA INC BV is an associate of SITA. SITA INC BV therefore will be required to abstain from voting at the resolutions to consider and approve the SITA Transactions.

Under the Listing Rules, the Network Services Agreement and the transactions contemplated thereunder are subject to the approval of the Services Companies Independent Shareholders. Accordingly, the Interested Promoters and their respective associates will abstain from voting on the resolution to consider and approve the Network Services Agreement and the transactions contemplated thereunder.

Under the Listing Rules, the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and the transactions contemplated thereunder are subject to the approval of the CTHC Independent Shareholders. Accordingly, CTHC and its associates will abstain from voting on the resolution to consider and approve the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and the transactions contemplated thereunder.

Under the Listing Rules, the Airline Services Agreements and the transactions contemplated thereunder are subject to the approval of the Airline Services Promoters Independent Shareholders. Accordingly, CNA Holding, Air China, Shenzhen Airlines and their respective associates will abstain from voting on the resolution to consider and approve the Airline Services Agreements and the transactions contemplated thereunder.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2003 Announcement"	the Company's announcement dated 17 October 2003 in relation to, among other things, the Continuing Connected Transactions
"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)
"2006 EGM"	the extraordinary general meeting of the Company held on 25 May 2006
"Air China"	中國國際航空股份有限公司 (Air China Limited), a subsidiary of CNA Holding and a company listed on the Main Board of the Stock Exchange

"Air China Airline Services Agreement"	the airline services agreement dated 1 December 2006 entered into between the Company and Air China in relation to the Technology Services. In this announcement, unless the context requires otherwise, the continuing connected transactions entered or to be entered into between the Company and Air China under the Air China Airline Services Agreements shall include the continuing connected transactions entered into between the Company and CNA Holding under the Technology Services and Ancillary Support Agreement
"Air Transport Community"	the air transport community consists of the many communities of interest within the air transport industry, including members of SITA and customers and also the many associations, councils and committees that represent the community across the world. The main activity of these companies and organisations is related to air transport
"Airline Services Promoters"	Air China and Shenzhen Airlines
"Airline Services Promoters Independent Shareholders"	shareholders of the Company, other than Air China, CNA Holding, Shenzhen Airlines and their respective associates
"Airline Services Agreements"	the Air China Airline Services Agreement and the Shenzhen Airlines Airline Services Agreement
"APP"	Airport Passenger Processing System
"Annual Caps"	the expected maximum amount of the SITA Transactions, the transactions contemplated under the InfoSky Cargo Services Agreement, the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements for the Relevant Period, as set out in the paragraph headed "Annual Caps" in this announcement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Cargo Services"	air cargo integrated services (including cargo data processing services using SITA INC UK's data processing facilities provided by SITA INC UK), which are required by InfoSky in provision of air cargo integrated services to Air China and China Cargo Airlines Co., Ltd. (中國貨運航空有限公司) under the CA Agreement and the MU Agreement respectively

"CA Agreement"	the main agreement dated 24 August 1995 (including all exhibits and subsequent amendments made thereto between the parties) and other agreement for the provision of cargo services entered between SITA INC UK and the predecessor of Air China with an initial contract duration of five years with automatic renewal for a period of one year provided that neither SITA INC UK nor Air China gives written notice to other to terminate the CA Agreement prior to the start of each one year renewal period
"CAAC"	中國民用航空總局 (General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Chongqing Cares"	重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Technology Co., Ltd.), a company established in the PRC and is owned as to 51% by the Company, 24.50% by Air China and 24.50% by 重慶機場(集團)有限公司 (Chongqing Airport Group Limited)
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Company Law"	the Company Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on 29 December 1993 and effective on 1 July 1994, as amended, supplemented or otherwise modified from time to time
"Continuing Connected Transactions"	the Exempt Continuing Connected Transaction and the Non-exempt Continuing Connected Transactions
"CNA Holding"	China National Aviation Holding Company (中國航空集團公), a Promoter
"CTHC"	China TravelSky Holding Company, a substantial shareholder of the Company holding 22.35 per cent of the entire issued share capital of the Company as at the date of this announcement
"CTHC Independent Shareholders"	shareholders of the Company, other than CTHC and its associates

"Directors" the directors of the Company

"Dongbei Cares" 瀋陽民航東北凱亞有限公司 (Shenyang Civil Aviation Cares of Northeast China, Ltd.), a company established in the PRC and is owned as to 46% by the Company, 42% by 中國南方航空集團公司(China Southern Air Holding Company) and 12% by 遼寧省機場管理集團公司 (Liaoning Airport Management Group Company)

"Dongsi Property" part of an office building situated at No. 155 Dongsi Western Street, Dongcheng District, Beijing, the PRC

"Dongsi Tenancy Agreement" the tenancy agreement dated 18 October 2000 and entered into between the Company and CTHC in respect of the Dongsi Property (including supplemental agreements dated 31 December 2001, 15 December 2004 and 30 December 2006)

"Dongxingli Property" an office building situated at No. 11 Dongxingli, No. 3 Happy Village, Chaoyang District, Beijing, the PRC

"Dongxingli Tenancy Agreement" the tenancy agreement dated 18 October 2000 and entered into between the Company and CTHC in respect of the Dongxingli Property (including supplemental agreements dated 21 December 2001,18 April 2002, 15 December 2004 and 30 December 2006)

"EGM" extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Non-exempt Continuing Connected Transactions and the relevant Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to shareholders of the Company

"Exempt Continuing Connected Transaction" the continuing connected transactions contemplated under the InfoSky Cargo Services Agreement

"Group" the Company and its subsidiaries

"Hainan Cares" 海南民航凱亞有限公司 (Hainan Civil Aviation Cares Co., Ltd.), a company established in the PRC and is owned as to 64.78% by the Company, 22.74% by 中國南方航空集團公司 (China Southern Air Holding Company), 4.16% by Air China, 4.16% by 海南航空股份有限公司 (Hainan Airlines Company Limited) and 4.16% by 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited)

"Huadong Cares" 上海民航華東凱亞系統集成有限公司 (Shanghai Civil Aviation East China Cares System Integration Co., Ltd.), a company established in the PRC and is owned as to 41% by the Company, 41% by 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) and 18% by 上海國際機場股份有限公司 (Shanghai International Airport Company Limited)

"Hubei Cares" 湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.), a company established in the PRC and is owned as to 50% by the Company, 12.50% by 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited), 12.50% by 中國南方航空股份有限公司湖北分公司工會委員會 (committee of labour union of China Southern Airlines Company Limited), 12.50% by 武漢天河機場有限責任公司 (Wuhan Tianhe Airport Limited) and 12.50% by Shenzhen Cares

"ICS" Inventory Control System

"Independent Board Committee" the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders as to whether the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable and whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole

"Independent Shareholders" the CTHC Independent Shareholders, the SITA Independent Shareholders, the Services Companies Independent Shareholders and the Airline Services Promoters Independent Shareholders, being shareholders of the Company who and their beneficial owners are independent of and are not connected with the connected persons (within the meanings of the Listing Rules) of the Company in relation to the Exempt Continuing Connected Transaction and the Non-exempt Continuing Connected Transactions as set out in this announcement

"InfoSky" 天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC on 20 September 2000 which is a 51% subsidiary of the Company

"InfoSky Cargo Services Agreement" the provision of cargo services contract dated as of 5 December 2002 and entered into between InfoSky and SITA INC UK (as supplemented by the supplemental agreement dated 19 July 2004)

"Interested Promoters"	中國南方航空集團公司 (China Southern Air Holding Company), CNA Holding, 中國新華航空有限責任公司 (China Xinhua Airlines Company Limited), Shenzhen Airlines, 四川航空集團公司 (Sichuan Airlines Group Company), 海南航空股份有限公司 (Hainan Airlines Company Limited), 中國東方航空集團公司 (China Eastern Air Holding Company), 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited) and 廈門航空有限公司 (Xiamen Airlines Limited Company)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MU Agreement"	the main agreement (including all exhibits) entered into between SITA INC UK and China Eastern Airlines Corporation Limited dated 16 June 1998 for the provision of cargo services (and all the subsequent amendments made thereto between the parties), which was subsequently replaced by the airline operations hosted services agreement dated 25 November 2004 entered into between SITA INC UK and China Cargo Airlines Co., Ltd. (中國貨運航空有限公司) (a subsidiary of China Eastern Airlines Corporation Limited) with an initial duration of four years with automatic renewal for successive periods of one year provided that neither SITA INC UK nor China Cargo Airlines Co., Ltd. issues written notice to terminate the MU Agreement at least three months prior to the end of the initial term or any extension thereof
"Non-exempt Continuing Connected Transactions"	the SITA Transactions and the continuing connected transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC" or "China"	the People's Republic of China
"Promoter(s)"	the promoters of the Company
"Qingdao Cares"	青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Limited), a company established in the PRC and is owned as to 51% by the Company, 36% by 青島國際機場集團有限公司 (Qingdao International Airport Company) and 13% by Huadong Cares. It provides to the Company with similar services as the Services Companies under the Network Services Agreement

"Relevant Period"	a period from 1 January 2007 to 31 December 2009 and, in respect of the transactions contemplated under the Air China Airline Services Agreement, a period from 1 January 2007 to 31 December 2008
"RMB"	Renminbi, the lawful currency of the PRC
"Savills"	Savills Valuation and Professional Services Limited
"Services Companies"	Shenzhen Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares and Dongbei Cares
"Services Companies Agreement"	the service agreement dated 30 December 2006 and entered into between, among others, the Company and the Services Companies
"Services Companies Independent Shareholders"	shareholders of the Company, other than the Interested Promoters and their respective associates
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shanghai Cares"	上海東美在線旅行社有限公司 (Shanghai Dongmei Aviation Tourism Online Co., Ltd.), a company established in the PRC and is owned as to 50% by the Company and 50% by 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Limited). 上海東美航空旅遊有限公司 (Shanghai Dongmei Aviation Travel Limited) is owned as to 55% by 中國東方航空集團公司 (China Eastern Air Holding Company), a Promoter, and 45% by 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a Promoter
"Shenzhen Airlines"	深圳航空有限責任公司 (Shenzhen Airlines Company Limited), a Promoter
"Shenzhen Airlines Airline Services Agreement"	the airline services agreement dated 23 January 2007 entered into between the Company and Shenzhen Airlines in relation to the Technology Services
"Shenzhen Cares"	深圳民航凱亞有限公司 (Cares Shenzhen Co., Ltd.), a company established in the PRC and is owned as to 61.47% by the Company, 5.59% by 中國北方航空公司 (China Northern Airline Company), 5.59% by Air China, 5.59% by 中國新華航空有限責任公司 (China Xinhua Airline Company Limited), 5.59% by Shenzhen Airlines, 5.59% by 深圳市機場股份有限公司 (Shenzhen Airport Company Limited), 5.59% by 中國南方航空(集團)深圳公司 (China Southern Airline (Group) Shenzhen Company) and 5.00% by 四川航空集團公司 (Sichuan Airlines Group Company)

"SITAGCH"	Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited, an investment holding company and holder of 49% of the registered capital of InfoSky. It is a direct wholly owned subsidiary of SITA INC BV
"SITA"	Sociètè Internationale de Tèlècommunications Aèronautiques S.C., a co-operative, non-profit-making organization founded in Belgium
"SITA Cargo Services"	the service to be provided by SITA INC UK to process air waybills using the hosted FAST IV Cargo system operated by SITA INC UK from the SITA London Data Centre
"SITA Data Network Services"	global telecommunications and information network services for the aviation industry provided by SITA
"SITA INC BV"	SITA Information Networking Computing BV, a Dutch limited liability company, the intermediate holding company of SITAGCH
"SITA INC UK"	SITA Information Networking Computing (UK) Limited, a company incorporated under the laws of England and Wales, a wholly owned subsidiary of SITA NV
"SITA NV"	Sociètè Internationale de Tèlècommunications Aeronqutiques NV, a Dutch limited liability company, the holding company of SITA INC BV and SITA INC UK
"SITA Independent Shareholders"	shareholders of the Company, other than SITA and its associates
"SITA Membership Fees"	annual fees to SITA required to be paid by the members of SITA as their share of funding of SITA's working capital needs
"SITA Telecommunication Services Agreement"	the agreement dated 30 July 2004 entered into between the Company and SITA
"SITA Transactions"	the continuing connected transactions contemplated under the SITA Telecommunication Services Agreement and the SITA Membership Fees payable by the Company to SITA
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support provided by the Group to the Airline Services Promoters set out in the paragraph headed "Airline Services Agreements" in this announcement
"Technology Services and Ancillary Support Agreement"	the technology services and ancillary support agreement entered into between the Company and CNA Holding in relation to the Technology Services and renewed on 21 November 2005, particulars of which are set out in the 2006 Circular

"Waiver"	the waiver from strict compliance with the disclosure and independent shareholders' approval requirements under the then applicable Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) for the period from 1 January 2004 to 31 December 2006 granted by the Stock Exchange
"Xi'an Cares"	西安民航凱亞科技有限公司 (Civil Aviation Cares of Xi'an Ltd.), a company established in the PRC and is owned as to 51% by the Company, 32% by 中國東方航空西北公司 (China Eastern Airlines-Northwest Company) and 17% by 陝西省機場管理集團公司 (Shanxi Airport Management Group Company)
"Xiamen Cares"	廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.), a company established in the PRC and is owned as to 51% by the Company, 28.5% by 廈門航空有限公司 (Xiamen Airlines Limited Company) and 20.5% by 廈門國際航空港股份有限公司 (Xiamen International Aviation Company Limited)
"Xinan Cares"	成都民航西南凱亞有限責任公司 (Aviation Cares of Southwest Chengdu, Ltd.), a company established in the PRC and is owned as to 44% by the Company, 35% by Air China, 16% by 四川省機場集團有限公司 (Shichuan Airport Group Limited) and 5% by 四川航空集團公司 (Shichuan Airlines Group Company)
"Xinjiang Cares"	新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.), a company established in the PRC and is owned as to 51% by the Company, 24.5% by 新疆機場集團有限責任公司 (Xinjiang Airport Group Company Limited) and 24.5% by 中國南方航空集團公司 (China Southern Air Holding Limited)
"Yunnan Cares"	雲南民航凱亞信息有限公司 (Aviation Cares of Yunnan Information Co., Ltd.), a company established in the PRC and is owned as to 51% by the Company and 49% by 中國東方航空雲南公司 (China Eastern Airlines-Yunnan Company)

For the purpose of this announcement, unless otherwise indicated, the exchange rates at HK$1 = RMB1.00 and US$1 = HK$7.80 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 13 February 2007

As at the date of this announcement, the board of the Directors comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi, and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 0696)

Announcement

The directors of TravelSky Technology Limited (the "**Company**") announce that according to the Notice regarding the announcement of the list of 2006 Important Software Enterprises under the National Planning Layout dated 9 January 2007 jointly issued by National Development and Reform Commission, Ministry of Information Industry, Ministry of Commerce of the PRC and State Administration of Taxation, the Company was recognized as one of the 2006 Important Software Enterprises under the National Planning Layout.

As set out in the Company's interim report for the six months ended 30 June 2006, the Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to enjoy an enterprise income tax ("**EIT**") preferential rate of 7.5% from 1 January 2003 to 31 December 2005 and at 15% thereafter. For the six months ended 30 June 2006, the Company was subject to EIT at a rate of 15%.

According to the Policies For Encouraging the Development of Software and Integrated Circuit Industries ("Guo Fa [2000] No.18") issued by the State Council, recognized Important Software Enterprises under the National Planning Layout which are not in their tax holiday period are entitled to an EIT preferential tax rate of 10% in the relevant year. Accordingly, the Company, recognized as 2006 Important Software Enterprise under the National Planning Layout, is entitled to enjoy the above EIT preferential tax rate in the financial year ended 31 December 2006.

The Company has already paid EIT for the financial year ended 31 December 2006 at a rate of 15%. According to the Company's supervising tax bureau, any extra EIT paid by the Company for the financial year ended 31 December 2006 (being the difference between the EIT charged at tax rate of 15% and the EIT charged at the EIT preferential tax rate of 10%) will be refunded to the Company in the subsequent financial year.


RECEIVED
2007 JUL 12 P 1:33

Shareholders and potential investors in the Company are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
31 January 2007

As at the date of this announcement, the board of the directors of the Company comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi, and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

RESOLUTIONS PASSED AT THE EXTRAORDINARY GENERAL MEETING

TravelSky Technology Limited ("**Company**") hereby announced that an extraordinary general meeting ("**EGM**") of the Company was held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**") on 9 January 2007, at which the following ordinary resolutions were passed:

1. Resolutions concerning election of directors of the Company

The appointment (approved and passed by separate resolutions) of the following fifteen persons as the directors of the third board of directors ("**Board**") of the Company: four executive directors, namely Zhu Yong, Zhu Xiaoxing, Ding Weiping and Song Jinxiang; eight non-executive directors, namely Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang, Sun Yongtao, Liu Dejun, Xia Yi and Song Jian; and three independent non-executive directors, namely Chow Kwok Wah, James, Yick Wing Fat, Simon and Yuan Yaohui, for a term of three years commencing on the conclusion of the EGM, and authorizing the Board to execute necessary documents including the service contracts on behalf of the Company with the elected directors of the third Board and determine their remuneration. Please refer to the Notice of EGM dated 23 November 2006 ("**Notice**") for the profiles of the above fifteen directors. As supplementary information, Yuan Yaohui is an independent non-executive director of China Communications Construction Company Limited (Stock Code: 1800), the shares of which have been listed on the Main Board of The Stock Exchange of Hong Kong Limited since 15 December 2006.

The Board will enter into a service contract with each of the elected directors of the third Board on behalf of the Company under the authorization given at the EGM. Zhu Yong, the executive director, and the eight non-executive directors, namely Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang, Sun Yongtao, Liu Dejun, Xia Yi and Song Jian, are not entitled to directors' remuneration and/or bonus. The annual directors' remuneration (before taxation) of each of the three independent non-executive directors, namely Chow Kwok Wah, James, Yick Wing Fat, Simon and Yuan Yaohui, is RMB120,000 but the independent non-executive director are not entitled to any bonus, and their director's remuneration is determined with reference to the prevailing market price and their respective working experience. The three executive directors, namely Zhu Xiaoxing, Ding Weiping and Song Jinxiang are not entitled to directors' remuneration and/or bonus for performance of directors' duties but are entitled to annual emolument as a full-time employee, which are determined with reference to their respective job duties, performance and working experience, at approximately RMB200,000, RMB120,000 and RMB120,000 respectively (all before taxation) at present, including salaries, benefit, subsidies and retirement benefit scheme contribution as required by the laws of the PRC and in accordance with the employees' emolument scheme as implemented by the Company. The said amounts have not taken into account any discretionary bonus based on the performance and financial position of the Company, to which the three executive directors are entitled. The Company also bears the reasonable cost incurred by the above fifteen directors in performance of their duties for the Company and their remuneration review proposal is determined by the Board and the Remuneration and Evaluation Committee in accordance with applicable laws and regulations.

Save as the disclosure in the Notice and this announcement, there is no information and matters which may involve or have involved the above fifteen directors which are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**").

Save as the disclosure in the Notice and this announcement, there are no other matters concerning the appointment of the above fifteen directors that need to be brought to attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome the above fifteen directors who remain in or join the Board.

2. Resolutions concerning election of supervisors of the Company

The appointment (approved and passed by separate resolutions) of the following six persons as supervisors of the third supervisory committee ("**Supervisory Committee**") of the Company, comprising five shareholder representative supervisors, namely Li Xiaojun, Du Hongying, Jing Gongbin, Zhang Yakun and Yu Yanbing, and an independent supervisor, Rao Geping, and three staff representative supervisors, namely Gao Jingping, Wang Xiaomin and Zhang Xin, who were elected at the meeting of staff representative of the Company held on 17 November 2006 are also appointed supervisors of the third Supervisory Committee. The term of office for the above nine supervisors is three years commencing on the conclusion of the EGM. The Board was also authorized to execute necessary documents including the service contracts on behalf of the Company with the elected supervisors of the third Supervisory Committee and determine their remuneration. Please refer to the Notice and the second supplementary notice of EGM dated 21 December 2006 ("**Supplementary Notice**") for the profiles of the above nine supervisors. As supplementary information, Rao Geping is an independent director of Super Shine Co., Ltd. (Stock Code: 000608), the shares of which have been listed on the Shenzhen Stock Exchange since 19 September 1996.

The Board will enter into a service contract with each of the elected supervisors of the third Supervisory Committee on behalf of the Company under the authorization given at the EGM. Pursuant to the service contracts, Li Xiaojun, Du Hongying, Jing Gongbin, Zhang Yakun and Yu Yanbing are not entitled to supervisors' remuneration or bonus. Rao Geping, an independent supervisor, is entitled to annual remuneration of RMB50,000 (before taxation), which is determined with reference to prevailing market price and working experience of Mr Rao, but he is not entitled to any bonus. The three staff representative supervisors, namely Gao Jingping, Wang Xiaomin and Zhang Xin are not entitled to supervisors' remuneration and/or bonus but are entitled to annual emolument as a full-time employee, which are determined with reference to their respective job duties, performance and working experience, at approximately RMB190,000, RMB110,000 and RMB90,000 respectively (all before taxation) at present, including salaries, benefit, subsidies and retirement benefit scheme contribution as required by the laws of the PRC and in accordance with the employees' emolument scheme as implemented by the Company. The said amounts have not taken into account any discretionary bonus based on the performance and financial position of the Company, to which the three staff representative supervisors are entitled. The Company also bears the reasonable cost incurred by the above nine supervisors in performance of their duties for the Company and their remuneration review proposal is determined by the Board and the Remuneration and Evaluation Committee in accordance with applicable laws and regulations.

Save as the disclosure in the Notice, the Supplementary Notice and this announcement, there is no information or matters which may involve or have involved the above nine supervisors which are required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

Save as the disclosure in the Notice, the Supplementary Notice and this announcement, there are no other matters concerning the appointment of the above nine supervisors of the Company that need to be brought to attention of the shareholders of the Company.

The Board would like to take this opportunity to welcome the above nine supervisors who remain in or join the Supervisory Committee.

The third Board and the third Supervisory Committee are pleased to announce that the following resolutions were passed on 9 January 2007:

The Board resolved the election of Zhu Yong, as the Chairman of the third Board; the election of Wang Quanhua, Cao Jianxiong and Gong Guokui, as the Vice Chairman of the third Board; the appointment of Zhu Xiaoxing as the General Manager of the Company; the appointment of Xiao Yanhong and Huang Peng as an Assistant General Manager of the Company; the appointment of Ding Weiping as the Secretary to the Board and Company Secretary; the appointment of Chow Kwok Wah, James, Yick Wing Fat, Simon and Yuan Yaohui as members of the Audit Committee and Yick Wing Fat, Simon as the Chairman of the said committee; the appointment of Chow Kwok Wah, James, Yick Wing Fat, Simon, Yuan Yaohui, Wang Quanhua and Sun Yongtao as members of the Remuneration and Evaluation Committee and Yuan Yaohui as the Chairman of the said committee; the appointment of Zhu Yong, Wang Quanhua, Cao Jianxiong, Gong Guokui, Rong Gang and Ding Weiping as members of the Strategic Committee and Cao Jianxiong as the Chairman of the said committee.

The Supervisory Committee resolved the election of Li Xiaojun as the Chairman of the third Supervisory Committee and the election of Du Hongying as the Vice Chairman of the third Supervisory Committee.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing • PRC
9 January 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi, and Mr. Song Jian;
Independent non-executive directors:	Mr. Chow Kwok Wah, James, Mr. Yick Wing Fat, Simon and Mr. Yuan Yaohui.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

SECOND SUPPLEMENTARY NOTICE OF THE EXTRAORDINARY GENERAL MEETING

This notice is supplemental to the notice ("**Notice**") issued by TravelSky Technology Limited ("**Company**") dated 23 November 2006 of extraordinary general meeting ("**EGM**") to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**") at 10:00 a.m. on Tuesday on 9 January 2007 as supplemented by the first supplementary notice dated 24 November 2006. Details of the proposed resolutions to be considered at the EGM were set out in the Notice.

On 15 December 2006, China Southern Air Holding Company (中國南方航空集團公司), a promoter and substantial shareholder ("**Shareholder**") of the Company, requested the Company in writing for the inclusion of the following proposed resolution to be considered at the EGM.

Pursuant to the written request dated 15 December 2006 from China Southern Air Holding Company, the following ordinary resolution is proposed to be considered at the EGM as resolution numbered 3:

"3. To consider and approve the election of Mr. Jing Gongbin, as the shareholder representative supervisor, for the third supervisory committee of the Company ("**Supervisory Committee**") for a term of 3 years commencing on the conclusion of the EGM, and to authorise the third board of directors of the Company on behalf of the Company to execute the necessary documents including the supervisor's service contract with Mr. Jing and determine his remuneration of supervisor."

Biography of Mr. Jing Gongbin is as follows:

Jing Gongbin, aged 32, is a holder of master degree of business administration and graduated from Xiamen University. In June 1995, Mr. Jing joined China Southern Airlines, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited Company Limited and is a subsidiary of the Company's promoter, China Southern Air Holding Company. From July 2002 to December 2004, he served in the Planning and Investment Department of China Southern Air Holding Company. From December 2004 to April 2006, he worked in the administrative office of China Southern Air Holding Company. From April 2006 to present, he has served as the assistant to the head of the Planning and Investment Department of China Southern Air Holding Company.

The Company will enter into service contract with Mr. Jing Gongbin, the elected shareholder representative supervisor of the third Supervisory Committee. The Company will determine the remuneration of Mr. Jing with reference to the prevailing market price and his working experience. As at the date of this supplementary notice, Mr. Jing did not have any interest in shares, underlying shares and debenture in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biography, Mr. Jing did not have any relationship with any other directors, supervisors, senior management, substantial or controlling Shareholders of the Company. Save as the disclosure in the biography, Mr. Jing did not hold any position as director and supervisor nor other important appointments and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters concerning Mr. Jing that need to be notified to the Shareholders.

This supplementary notice together with a supplementary proxy form in respect of the newly proposed resolution to the EGM set out in this supplementary notice will be despatched to the Shareholders on 21 December 2006. Shareholders who intend to attend the EGM by proxy and vote on the newly proposed resolution at the EGM set out in this supplementary notice are requested to deliver the duly completed and signed supplementary proxy form to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H shares of the Company), or the registered address of the Company at 18-20/F, South Wing, Park C, Raycon InfoTech Park, No. 2, Ke Xue Yuen South Road, Haidian District, Beijing, 100080, the PRC (for holders of domestic shares of the Company) not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the PRC
21 December 2006

Notes:

1. As advised by China Southern Air Holding Company, as Ms. Ren Mudi, the original candidate for shareholder representative supervisor under the proposed resolution no. 2(c) as set out in the Notice, has resigned from her office for personal reasons and is therefore unable to accept the appointment as a shareholder representative supervisor, representing China Southern Air Holding Company. China Southern Air Holding Company proposed the appointment of Mr. Jing Gongbin as a candidate for shareholder representative supervisor to take the place of Ms. Ren. Accordingly, the Supervisory Committee resolved on 19 December 2006 that the proposed resolution of China Southern Air Holding Company be submitted to the EGM for consideration and approval and the proposed resolution no. 2 set out in the Notice be amended to the effect that the proposed resolution no. 2(c) as set out in the Notice be removed. Hence, the proposed resolution no. 2(c) set out in the Notice will not be put forward at the EGM for voting. For the avoidance of doubt, the proxy form despatched to the Shareholders together with the Notice which have already been delivered to the branch share registrar of the Company or the registered address of the Company shall remain valid in respect of the instructions to resolution nos. 1(a) to (o), 2 (a) to (b) and 2(d) to (f) set out therein.

2. The register of members of the Company has been closed since Monday, 11 December, 2006 and will be closed up to and including Monday, 8 January, 2007, during which no share transfers would be effected. Holders of the Company's H shares and domestic shares whose names appeared on the register of members of the Company at the close of business on Friday, 8 December, 2006 will be entitled to attend the EGM to be held on Tuesday, 9 January 2007.

3. As at the date of this supplementary notice, the board of the directors of the Company comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 0696)

SECOND SUPPLEMENTARY NOTICE OF THE EXTRAORDINARY GENERAL MEETING

This notice is supplemental to the notice ("**Notice**") issued by TravelSky Technology Limited ("**Company**") dated 23 November 2006 of extraordinary general meeting ("**EGM**") to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**") at 10:00 a.m. on Tuesday on 9 January 2007 as supplemented by the first supplementary notice dated 24 November 2006. Details of the proposed resolutions to be considered at the EGM were set out in the Notice.

On 15 December 2006, China Southern Air Holding Company (中國南方航空集團公司), a promoter and substantial shareholder ("**Shareholder**") of the Company, requested the Company in writing for the inclusion of the following proposed resolution to be considered at the EGM.

Pursuant to the written request dated 15 December 2006 from China Southern Air Holding Company, the following ordinary resolution is proposed to be considered at the EGM as resolution numbered 3:

"3. To consider and approve the election of Mr. Jing Gongbin, as the shareholder representative supervisor, for the third supervisory committee of the Company ("**Supervisory Committee**") for a term of 3 years commencing on the conclusion of the EGM, and to authorise the third board of directors of the Company on behalf of the Company to execute the necessary documents including the supervisor's service contract with Mr. Jing and determine his remuneration of supervisor."

Biography of Mr. Jing Gongbin is as follows:

Jing Gongbin, aged 32, is a holder of master degree of business administration and graduated from Xiamen University. In June 1995, Mr. Jing joined China Southern Airlines, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited Company Limited and is a subsidiary of the Company's promoter, China Southern Air Holding Company. From July 2002 to December 2004, he served in the Planning and Investment Department of China Southern Air Holding Company. From December 2004 to April 2006, he worked in the administrative office of China Southern Air Holding Company. From April 2006 to present, he has served as the assistant to the head of the Planning and Investment Department of China Southern Air Holding Company.

The Company will enter into service contract with Mr. Jing Gongbin, the elected shareholder representative supervisor of the third Supervisory Committee. The Company will determine the remuneration of Mr. Jing with reference to the prevailing market price and his working experience. As at the date of this supplementary notice, Mr. Jing did not have any interest in shares, underlying shares and debenture in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biography, Mr. Jing did not have any relationship with any other directors, supervisors, senior management, substantial or controlling Shareholders of the Company. Save as the disclosure in the biography, Mr. Jing did not hold any position as director and supervisor nor other important appointments and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. There are no other matters concerning Mr. Jing that need to be notified to the Shareholders.

This supplementary notice together with a supplementary proxy form in respect of the newly proposed resolution to the EGM set out in this supplementary notice will be despatched to the Shareholders on 21 December 2006. Shareholders who intend to attend the EGM by proxy and vote on the newly proposed resolution at the EGM set out in this supplementary notice are requested to deliver the duly completed and signed supplementary proxy form to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H shares of the Company), or the registered address of the Company at 18-20/F, South Wing, Park C, Raycon InfoTech Park, No. 2, Ke Xue Yuen South Road, Haidian District, Beijing, 100080, the PRC (for holders of domestic shares of the Company) not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the PRC
21 December 2006

Notes:

1. As advised by China Southern Air Holding Company, as Ms. Ren Mudi, the original candidate for shareholder representative supervisor under the proposed resolution no. 2(c) as set out in the Notice, has resigned from her office for personal reasons and is therefore unable to accept the appointment as a shareholder representative supervisor, representing China Southern Air Holding Company, China Southern Air Holding Company proposed the appointment of Mr. Jing Gongbin as a candidate for shareholder representative supervisor to take the place of Ms. Ren. Accordingly, the Supervisory Committee resolved on 19 December 2006 that the proposed resolution of China Southern Air Holding Company be submitted to the EGM for consideration and approval and the proposed resolution no. 2 set out in the Notice be amended to the effect that the proposed resolution no. 2(c) as set out in the Notice be removed. Hence, the proposed resolution no. 2(c) set out in the Notice will not be put forward at the EGM for voting. For the avoidance of doubt, the proxy form despatched to the Shareholders together with the Notice which have already been delivered to the branch share registrar of the Company or the registered address of the Company shall remain valid in respect of the instructions to resolution nos. 1(a) to (o), 2 (a) to (b) and 2(d) to (f) set out therein.

2. The register of members of the Company has been closed since Monday, 11 December, 2006 and will be closed up to and including Monday, 8 January, 2007, during which no share transfers would be effected. Holders of the Company's H shares and domestic shares whose names appeared on the register of members of the Company at the close of business on Friday, 8 December, 2006 will be entitled to attend the EGM to be held on Tuesday, 9 January 2007.

3. As at the date of this supplementary notice, the board of the directors of the Company comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.

TRAVELSKY TECH<00696> - Unusual volume movement

The Stock Exchange has received a message from TravelSky Tec
Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange
Limited ("Stock Exchange").

The directors (the "Directors") of TravelSky Technology Limi
Company") noted certain unusual movements in the trading vol
December 2006 of the shares in the Company. The Directors w
that they are not aware of any reasons for such unusual move

The Directors also confirm that there are no negotiations or
relating to the intended acquisitions or realisations which
discloseable under rule 13.23 of the Rules Governing the Lis
Securities on the Stock Exchange ("Listing Rules") and that
aware of any matter discloseable under the general obligatic
rule 13.09 of the Listing Rules, which is or may be of a pri
nature.

Made by the order of the board of the Company, the directors
individually and jointly accept responsibility for the accur
statement.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
6 December 2006

As at the date of this announcement, the board of the Direct

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong,

Guokui, Mr Rong Gang, Mr Yang Yatie,
Xiaoguang, Mr Si Yupei, and Mr Song
Independent non-executive Directors: Mr Wu Jiapei, Mr Chc
James and Mr Yick Wing



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") will be held at 10:00 a.m. on Tuesday, 9 January 2007 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China to consider and, if thought fit, pass with or without amendments, the following resolutions (in view of the convening of the EGM, the term of all directors of the second board of directors of the Company ("Board") will be extended to the time before the conclusion of the EGM.):

1. To consider and approve the election of the following 15 candidates in separate resolution as directors, three of whom are independent non-executive directors, for the third Board for a term of 3 years commencing on the conclusion of the EGM and to authorise the Board on behalf of the Company to execute necessary documents including the service contracts with the elected directors for the third Board and determine their remuneration.

Four candidates for executive directors are as follows:

(a) **Zhu Yong, (re-elected)**, aged 43, is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of management experience in China's civil aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in General Administration of Civil Aviation of China. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Centre of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Centre of China Aviation in May 1996, and was the General Manager of the Accounting Centre of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has joined the first Board as executive director since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. Since December 2003, he has served as an executive director of the second Board. In March 2004, Mr. Zhu was appointed by the Board as a member of the Strategic Committee. Since August 2004, Mr. Zhu has served as the Chairman of the Company. Mr. Zhu also serves as the Chairman of TravelSky Technology (Hong Kong) Limited, a subsidiary of the Company and the Chairman of Shanghai Civil Aviation East China Cares System Integration Co. Ltd., an associated company of the Company.

(b) **Zhu Xiaoxing, (re-elected)**, aged 42, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. Since August 2004, Mr. Zhu has served as the General Manager of the Company. He has served as an executive director of the second Board since October 2004. Mr. Zhu also serves as the Chairman of Cares Hubei Co. Ltd., a subsidiary of the Company.

(c) **Ding Weiping, (re-elected)**, aged 55, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's civil aviation industry. From December 1979 to May 1984, Mr. Ding worked in General Administration of Civil Aviation of China. From May 1984 to October 1987, he worked in Civil Aviation Computer Information Centre, formerly known as China TravelSky Holding Company, a promoter of the Company. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of Civil Aviation Computer Information Centre. Mr. Ding was also the head of the Planning Department of Civil Aviation Computer Information Centre from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Restructuring Department of Civil Aviation Computer Information Centre. From October 2000 to August 2004, Mr. Ding had served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning, and Development of the Company. From October 2000 to December 2003, Mr. Ding had served as a non-executive director of the first Board and the Secretary of the Board. Since December 2003, he has been an executive director of the second Board and the Secretary of the Board. In March 2004, Mr. Ding was appointed by the Board as a member of the Strategic Committee. Since October 2000, Mr. Ding was also been the Company Secretary of the Company. Mr. Ding also holds positions in subsidiaries of the Company, including a director of each of TravelSky Technology (Singapore) Limited and TravelSky Technology (Japan) Limited, the Vice Chairman of Aviation Cares of Yunnan Information Co. Ltd, a director of InfoSky Technology Co. Ltd. and positions in associated companies of the Company, including the Chairman of Dalian TravelSky Airport Technology Limited and the Vice Chairman of each of Yunnan TravelSky Airport Technology Limited and Heilongjiang TravelSky Airport Technology Limited, Shanghai Dongmei Online Travel Agency Co., Ltd.

(d) **Song Jinxiang, (re-elected)**, aged 58, graduated from Beijing Institute of Aeronautics (currently known as "Beijing University of Aeronautics and Astronautics") and has over 20 years of management experience in China's civil aviation industry. From December 1976 to September 1981, Mr. Song was a technician of General Administration of Civil Aviation of China. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of Civil Aviation Computer Information Centre. Mr. Song was the Deputy Chief Economist of Civil Aviation Computer Information Centre from July 1999 to August 2000. Mr. Song was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. Since December 2003, he has been elected as an executive director of the second Board. Mr. Song holds positions in subsidiaries of the Company, including the Chairman of each of Cares Chongqing Information Technology Co. Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang and a director of TravelSky Technology (Hong Kong) Limited.

The Company will enter into service contracts with the elected executive directors of the third Board and will determine their remuneration with reference to the prevailing market price, their respective job duties and their working experience. As at the date of this notice, each of the above candidates for executive directors did not have any interest in shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above candidates for executive directors do not have any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above candidates for executive directors did not hold any directorship nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). There are no other matters concerning the above candidates for executive directors that need to be brought attention of the shareholders of the Company.

Eight candidates for non-executive directors are as follows:

(e) **Wang Quanhua, (re-elected)**, aged 52, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr. Wang has served as a non-executive director and a Vice Chairman of the second Board. In March 2004, Mr. Wang was appointed by the Board as a member of the Strategic Committee and the Remuneration and Evaluation Committee.

(f) **Cao Jianxiong, (re-elected)**, aged 47, graduated from the Civil Aviation Management Institute and Department of International Finance of Eastern China Normal University. He has a master's degree in economics and has over 20 years of management experience in China's civil aviation industry. From March 1992 to December 1999, he served as the General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company, the Assistant to the General Manager of China Eastern Airlines Company, and the Deputy General Manager and the Chief Financial Officer of China Eastern Airlines Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. From December 1999 to October 2002, Mr. Cao served as Vice President of Eastern Airlines Group Coporation (currently known as China Eastern Air Holding Company, a promoter of the Company). Since October 2002, he has been the Vice President of China Eastern Air Holding Company. He was also the party secretary of China Eastern Airlines Northwest Company, a branch of China Eastern Airlines Corporation Limited, a subsidiary of China Eastern Air Holding Company, from December 2002 to September 2004. Since June 2001, he has been a director of China Eastern Airlines Corporation Limited, and has served as the General Manager of China Eastern Airlines Corporation Limited since October 2006. Mr. Cao has been a non-executive director and a Vice Chairman of the first Board since October 2000. Since December 2003, Mr. Cao has served as a non-executive director and a Vice Chairman of the second Board. In March 2004, Mr. Cao was appointed by the Board as the chief member of the Strategic Committee.

(g) **Gong Guokui, (re-elected)**, aged 58, graduated from Capital University of Economics and Business. Mr. Gong has served in corporate management positions. Mr. Gong had served the General Administration of Civil Aviation of China of Civil Aviation Management Institute of China for years and possesses nearly 30 years of management experience in the China's civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the Vice President of Air China. Since September 2004, Mr. Gong has served as the Vice President of China National Aviation Holding Company, a promoter of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited, a subsidiary of China National Aviation Holding Company. Since August 2005, Mr. Gong has served as a non-executive director and Vice Chairman of the second Board. In August 2005, Mr. Gong was appointed by the Board as a member of the Strategic Committee.

(h) **Rong Gang, (re-elected)**, aged 44, is a senior engineer. He holds a master's degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr. Rong worked in China Aviation Computer Information Centre. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China. From May 1999 to October 2002, Mr. Rong served as the Vice President of China Aviation Computer Information Centre. He has been the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. He was a non-executive director of the first Board. Since December 2003, Mr. Rong has served as a non-executive director of the second Board. In March 2004, Mr. Rong was appointed by the Board as a member of the Strategic Committee.

(i) **Sun Yongtao**, aged 49, graduated from Management Department of Tianjin Nankai University. He holds a master's degree in economics and is a senior accountant. From May 1988 to July 1990, Mr. Sun served as Manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited. From March 2001 to February 2002, Mr. Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited. He was the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from February 2002 to March 2003, the Financial Controller of China Guangdong Nuclear Power Datang Properties Company Limited from August 2002 to March 2003, and the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from March 2003 to November 2004. Mr. Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, since November 2004.

(j) **Liu Dejun**, aged 46, graduated from Chongqing University with a master's degree in mechanics. Mr. Liu joined China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company, which is a promoter of the Company, since September 1993. From then to December 2005, he has worked in China Southern Airlines Company Limited as a member of senior management in the Sales Department in each of Hubei, Hangzhou and Beijing, and also in the Passenger Services Department. He possesses over 10 year of operational management experience in China's civil aviation industry. Since December 2005, Mr. Liu has served as the General Manager of the Computer Centre of China Southern Airlines Company Limited.

(k) **Xia Yi**, aged 48, a senior accountant. Mr. Xia graduated from Shanghai Lixin University of Commerce and then Macau University of Science and Technology as a postgraduate. He has over 20 years' management experience in finance and computer sector. From July 1993 to April 1995, Mr. Xia had served as the Deputy Head of the Finance Department of China Eastern Airlines Company. From April 1995 to October 2001, he had served as the Deputy Head of the Finance Department and the Deputy Chief Accountant of China Eastern Airlines Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since November 2001, Mr. Xia has been the Assistant to General Manager of China Eastern Airlines Corporation Limited. Since March 2006, he has also been the General Manager of Information Technology Management Department of China Eastern Airlines Corporation Limited.

(l) **Song Jian, (re-elected)**, aged 45, is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of the Computer Centre of Air China. From February 2002 to September 2004, he has been the Deputy General Manager of the Information Technology Centre of Air China. Since September 2004, Mr. Song has served as the Deputy General Manager of the Information Technology Centre of Air China Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China National Aviation Holding Company, which is a promoter of the Company. Since December 2003, Mr. Song has been elected as a non-executive director of the second Board.

Three candidates for independent non-executive directors are as follows:

(m) **Chow Kwok Wah, James, (re-elected)**, aged 60, graduated from the Faculty of Commerce in Regent Institute of London, in 1966. Mr. Chow is the Chairman of the Consco Group Limited which is principally engaged in domestic real estate investment and production of raw materials for the high-tech industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investment projects include the Jing An Hilton Hotel and Nantong Hotel in Shanghai in 1988, the Tianjin International Building in 1991, and the Tianjin Somerset Olympic Tower in 1998. Mr. Chow was an independent non-executive director of the first Board. Since December 2003, he has served as an independent non-executive director of the second Board and was appointed by the Board as a member of the Audit Committee. Since March 2004, Mr. Chow has been appointed by the Board as the Chief Member of the Remuneration and Evaluation Committee.

(n) **Yick Wing Fat, Simon, (re-elected)**, aged 48, graduated from faculty of Business Administration from Chinese University of Hong Kong. He is currently a Managing Director of Huachuang Capital Company Limited, principally engaged in direct investment and merger and acquisition of enterprises in Hong Kong and China. He has served the positions of senior management of various Hong Kong-based, Taiwan-based and US-based investment banks and has over 24 years of experience in audit, merger and acquisition, investment banking and direct investment. He is a Fellow Member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, UK. He is currently an independent non-executive director and the Chairman of Audit Committee of Shanghai International Shanghai Growth Investment Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and Shenzhen Neptunus Interlong Bio-Technique Company Limited (a company listed on the Growth Enerprise Market of The Stock Exchange of Hong Kong Limited). Since August 2005, Mr. Yick has been appointed as an independent non-executive director of the second Board. In August 2005, Mr. Yick was appointed by the Board as a member of the Audit Committee and the Remuneration and Evaluation Committee.

(o) **Yuan Yaohui**, aged 60, graduated from Beijing Institute of Technology. Mr. Yuan is researcher, a senior engineer and a representative of the 15th National People's Congress. In 1995, he was awarded a title of "Model National Labour" by the State Council. From 1973 to 1997, he served as the Deputy General Manager of Changhe Aircraft Industries Co., Ltd. of Ministry of Aviation Industry, the General Manager of Changhe Aircraft Industries Co. Ltd and the Head of Jiangxi Provincial Economic & Trade Commission. From 1997 to 1998, Mr. Yuan was the Deputy Head of Department of Reform, Regulation and Management of General Administration of Civil Aviation of China, and the Deputy Head of Department of Planning and Technological Reform of General Administration of Civil Aviation of China. From 1998 to 2000, he was the Party Secretary and the Vice President of Air China. From 2001 to April 2006, Mr. Yuan was the Head of the Policy and Regulation Department of General Administration of Civil Aviation of China and retired on 30 April 2006. Since May 2006, he has served as an independent director of Shenzhen Airport Company Limited, a company listed on Shenzhen Stock Exchange and a 5.59% shareholder of Cares Shenzhen Co. Ltd., a subsidiary of the Company.

The Company will enter into service contracts with the elected non-executive directors and independent non-executive directors of the third Board. The Company will determine the remuneration of such non-executive directors and independent non-executive directors with reference to the prevailing market price and the working experience of such directors. As at the date of this notice, the above candidates for non-executive directors and independent non-executive directors did not hold any positions with the Company or other members of the Group save as disclosed above. They did not have any interests in shares, underlying shares and debenture of the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, all of them did not hold any directorship in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules. There are no other matters concerning the above candidates for non-executive directors and independent non-executive directors that need to be brought to the attention of the shareholders of the Company.

The term of the second Board will expire on 4 December 2006 but the directors of the second Board are required to perform their duties as directors under applicable laws and regulations before the directors of the third Board of the Company assume their duties (i.e. before the conclusion of the EGM) in accordance with the Company Law of the PRC.

As the term of office of the directors of the second Board, including non-executive directors, Mr. Yang Yatie, Mr. Li Xiaoguang, and Mr. Si Yupei and an independent non-executive director, Mr. Wu Jiapei will expire and they do not offer themselves for re-election, their term of appointment in the Company will cease with effect from the conclusion of the EGM. Each of Mr. Yang, Mr. Li, Mr. Si and Mr. Wu has confirmed that he has no disagreement with the other members of the Board and there are no matters relating to their respective resignation that need to be brought to the attention of the holders of securities of the Company.

2. To consider and approve the election of the following 6 candidates in separate resolution as supervisors, comprising five shareholder representative supervisors and one independent supervisor, for the third supervisory committee of the Company ("Supervisory Committee") for a term of 3 years commencing on the conclusion of the EGM, and to authorise the Board on behalf of the Company to execute necessary documents including the service contracts with the elected supervisors for the third Supervisory Committee and determine their remuneration.

Six candidates including five candidates for shareholder representative supervisors and one candidate for independent supervisor are as follows:

(a) **Li Xiaojun, (re-elected)**, aged 50, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China. From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China. Ms. Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China from December 1997 to August 2000. From October 2000 to August 2004, she had been a director and the Deputy General Manager of the Company. She has also been the Deputy Party Secretary of China TravelSky Holding Company, a promoter of the Company, since October 2002. She was an executive director of the first Board. Since December 2003, Ms. Li has served as a shareholder representative supervisor and the Chairperson of the second Supervisory Committee.

(b) **Du Hongying, (re-elected)**, aged 47, is a senior accountant. She graduated from Xiamen University with a postgraduate qualification and has nearly 20 years of accounting and finance experience in China's civil aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Company Limited, a promoter of the Company and since 1999, she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines Company Limited. She was a Supervisor and Chairperson of the first supervisory Committee. Since December 2003, Ms. Du has served as a shareholder representative supervisor of the second Supervisory Committee. Since April 2004, Ms. Du has served as the vice Chairperson of the second Supervisory Committee.

(c) **Ren Mudi**, aged 43, is a senior auditor and holds a postgraduate qualification in Economics. Ms. Ren graduated from Beijing Institute of Business and has over 20 years of management experience in audit industry. From August 1985 to August 2006, she has served positions in Industry Bureau, Industry and Transportation Bureau, Industry and Transportation Division, and Economy and Trade Division of the National Audit Office of the PRC. She has been the Deputy Head of the Audit Department of China Southern Air Holding Company, a promoter of the Company, since August 2006.

(d) **Zhang Yakun, (re-elected)**, aged 48, graduated from Xi'an Jiaotong University with a master's degree and has nearly 20 years of management experience in China's civil aviation industry. From 1983 to 1999, he worked in Yunnan Management Bureau of General Administration of Civil Aviation of China. From 1999 to 2001, he was the Deputy Head of the Operation and Control Centre and then the General Manager of the Information Technology Department of Yunnan Airlines Company, a former promotor of the Company. From October 2002 to March 2006, he was the General Manager of the Information Technology Department of China Eastern Airlines-Yunnan Company, a branch of a subsidiary of China Eastern Air Holding Company which is a promoter of the Company. Since March 2006, he has served as the Deputy General Manager of the Computer Information Management Department of China Eastern Airlines Corporation Limited, a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since December 2003, Mr. Zhang has served as a shareholder representative supervisor of the second Supervisory Committee.

(e) **Yu Yanbing**, aged 29, graduated from Civil Aviation College of China (now known as "Civil Aviation University of China"), majoring in computer science. Mr. Yu joined the Computer Centre of Hainan Airlines Company Limited, a promoter of the Company, after graduation. Since May 2000, he has worked in Hainan Airlines Information Systems Company Limited, a subsidiary of Hainan Airlines Company Limited. Since July 2004, he has been the Deputy General Manager of Hainan Airlines Information Systems Company Limited.

Independent supervisor

(f) **Rao Geping, (re-elected)**, aged 58, is a professor and doctorate tutor of the law school of Peking University, the Head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Since December 2003, Mr. Rao has served as an independent supervisor of the second Supervisory Committee.

The Company will enter into service contracts with the elected shareholder representative supervisors and independent supervisor of the third Supervisory Committee. The Company will determine the remuneration of such shareholder representative supervisors and independent supervisor with reference to the prevailing market price and the working experience of such supervisors. As at the date of this notice, each of the above candidates for shareholder representative supervisors and independent supervisor did not have any interest in shares, underlying shares and debenture in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above candidate for shareholder representative supervisors and independent supervisor does not have any relationship with any other directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above candidates for shareholder representative supervisors and independent supervisor did not hold any position as director and supervisor nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules. There are no other matters concerning the above candidates for shareholder representative supervisors and independent supervisor that need to be brought to the attention of the shareholders of the Company.

Staff Representative Supervisors

In accordance with the Company Law of the PRC, the Supervisory Committee shall comprise staff representative supervisors who are elected at the meeting of the staff representative of the Company. The number of staff representative supervisors shall not be less than one-third of the total number of supervisors in the Supervisory Committee. It was resolved at the staff representative meeting held on 17 November 2006 that the following three persons be elected to assume the office of staff representative supervisors of the third Supervisory Committee, with a term of 3 years commencing on the conclusion of the EGM.

Gao Jingping, aged 51, graduated from Peking University. Ms. Gao has nearly 30 years of management experience in China's civil aviation industry. From August 1980 to December 1988, she served as the management of the Computer Office (Computer Station) in General Administration of Civil Aviation of China. From January 1989 to October 2000, she was the engineer and Deputy Chairman of the Labour Union of China Civil Aviation Computer Information Centre. From October 2000 to December 2004, Ms. Gao was the Deputy Chairman of the Labour Union of the Company. Since December 2004, Ms. Gao has been the Chairman of Labour Union of the Company.

Wang Xiaomin, aged 45, graduated from Lanzhou University. Ms. Wang has over 20 years of management experience in China's civil aviation industry. From July 1983 to December 2000, Ms. Wang served as the management of the Promotion Department, the Deputy Head of the Quality Control Division and the Deputy Head of the Integrated Inspectus Division of the Transportation Management Department of General Administration of Civil Aviation of China. Ms. Wang joined the Company in January 2001 and had held management positions in the Marketing Department and the Human Resources Department. Since November 2004, Ms. Wang has been the General Manager of the Human Resources Department of the Company.

Zhang Xin, (re-elected), aged 44, has over 20 years of technical experience in China's civil aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer of General Administration of Civil Aviation of China. From December 1988 to November 1994, Mr. Zhang was a technician of Civil Aviation Computer Information Centre. From November 1994 to August 2000, Mr. Zhang was a senior technician of Civil Aviation Computer Information Centre. He has been working in the Operation Department of the Company since October 2000. He was a supervisor of the first Supervisory Committee. Since December 2003, Mr. Zhang has served as a staff representative supervisor of the second Supervisory Committee.

The Company will enter into service contracts with the elected staff representative supervisors of the third Supervisory Committee. The Company will determine remuneration of such staff representative supervisors with reference to the prevailing market price. As at the date of this notice, each of the above staff representative supervisors did not have any interest in shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above staff representative supervisors does not have any relationship with any other directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above staff representative supervisors did not hold any position as director and supervisor nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing rules. There are no other matters concerning the above staff representative supervisors that need to be brought to the attention of the shareholders of the Company.

The term of the second Supervisory Committee will expire on 4 December 2006 but the supervisors of the second Supervisory Committee are required to perform their duties as supervisors in accordance with the applicable laws and regulations before the supervisors of the third Supervisory Committee assure their duties (i.e. before the conclusion of the EGM) in accordance with Company Laws of the PRC.

As the term of office of the supervisors of the second Supervisory Committee, including shareholder representative supervisors, Mr. Chen Lihong, Mr. Wang Yongqiang and a staff representative supervisor Mr. Tan Xiaoxu, will expire and they do not offer themselves for re-election, their terms of appointment in the Company will cease with effect from the conclusion of the EGM. Each of Mr. Chen, Mr. Wang and Mr. Tan has confirmed that he has no disagreement with the members of the Board relating to their respective resignation that need to be brought to the attention of the holders of securities of the Company.

The Board would like to take this opportunity to express its gratitude to directors and supervisor who resigned for their efforts and contribution to the Company during their respective term of office.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing • PRC
23 November 2006

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H Shares) and the registered address of the Company: 18-20/F, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuen South Road, Haidian District, Beijing 100080, PRC (for holders of Domestic Shares) not less than 24 hours before the time appointed for the EGM or any adjournment thereof.

3. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

4. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 20 December 2006 personally or by mail or fax.

5. As at the date of this notice, the board of the Directors comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang,Mr. Si Yupei, and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUPPLEMENTARY NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") dated 23 November 2006. The board of directors of the Company announces that the register of members of the Company will be closed from Monday, 11 December, 2006 to Monday, 8 January, 2007 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on Friday, 8 December, 2006 are entitled to attend the EGM to be held on Tuesday, 9 January 2007. Transfer documents of H shares must be lodged with the share registrar of the Company's H shares at or before 4:00p.m. on Friday, 8 December, 2006 to entitle the transferee to attend the EGM.

The address of the share registrar of the Company's H shares is:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
24 November, 2006

As at the date of this notice, the board of the directors of the Company comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

SUPPLEMENTARY NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Reference is made to the notice of extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") dated 23 November 2006. The board of directors of the Company announces that the register of members of the Company will be closed from Monday, 11 December, 2006 to Monday, 8 January, 2007 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on Friday, 8 December, 2006 are entitled to attend the EGM to be held on Tuesday, 9 January 2007. Transfer documents of H shares must be lodged with the share registrar of the Company's H shares at or before 4:00p.m. on Friday, 8 December, 2006 to entitle the transferee to attend the EGM.

The address of the share registrar of the Company's H shares is:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
24 November, 2006

As at the date of this notice, the board of the directors of the Company comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

TERMINATION OF APPOINTMENT OF DEPUTY GENERAL MANAGER

The Board announces that the Board has resolved to terminate the appointment of Mr Huang as a Deputy General Manager of the Company with effect from 23 November 2006.

The board of directors ("**Board**") of TravelSky Technology Limited ("**Company**") announces that Mr Huang Yuanchang ("**Mr Huang**"), as a Deputy General Manager of the Company who is responsible for overseeing the safety production of the Company, is directly and principally responsible for the Company's system failure on 10 October 2006. Having been suggested by China TravelSky Holding Company (a promoter of the Company which holds about 22.35% of the total issued share capital of the Company as at the date of this announcement), the Board has resolved to terminate the appointment of Mr Huang as a Deputy General Manager of the Company with effect from 23 November 2006. Notwithstanding the above termination, Mr Huang remains as an employee of the Company.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 23 November 2006

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Yang Yatie, Mr Li Xiaoguang, Mr Si Yupei, and Mr Song Jian;
Independent non-executive Directors:	Mr Wu Jiapei, Mr Chow Kwok Wah, James and Mr Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of TravelSky Technology Limited ("Company") will be held at 10:00 a.m. on Tuesday, 9 January 2007 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China to consider and, if thought fit, pass with or without amendments, the following resolutions (in view of the convening of the EGM, the term of all directors of the second board of directors of the Company ("Board") will be extended to the time before the conclusion of the EGM.):

1. To consider and approve the election of the following 15 candidates in separate resolution as directors, three of whom are independent non-executive directors, for the third Board for a term of 3 years commencing on the conclusion of the EGM and to authorise the Board on behalf of the Company to execute necessary documents including the service contracts with the elected directors for the third Board and determine their remuneration.

   Four candidates for executive directors are as follows:

   (a) **Zhu Yong, (re-elected)**, aged 43, is a senior engineer. He graduated from Huazhong Polytechnic University and received a master's degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of management experience in China's civil aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in General Administration of Civil Aviation of China. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Centre of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Centre of China Aviation in May 1996, and was the General Manager of the Accounting Centre of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has joined the first Board as executive director since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. Since December 2003, he has served as an executive director of the second Board. In March 2004, Mr. Zhu was appointed by the Board as a member of the Strategic Committee. Since August 2004, Mr. Zhu has served as the Chairman of the Company. Mr. Zhu also serves as the Chairman of TravelSky Technology (Hong Kong) Limited, a subsidiary of the Company and the Chairman of Shanghai Civil Aviation East China Cares System Integration Co. Ltd., an associated company of the Company.

(b) **Zhu Xiaoxing, (re-elected)**, aged 42, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. Since August 2004, Mr. Zhu has served as the General Manager of the Company. He has served as an executive director of the second Board since October 2004. Mr. Zhu also serves as the Chairman of Cares Hubei Co. Ltd., a subsidiary of the Company.

(c) **Ding Weiping, (re-elected)**, aged 55, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's civil aviation industry. From December 1979 to May 1984, Mr. Ding worked in General Administration of Civil Aviation of China. From May 1984 to October 1987, he worked in Civil Aviation Computer Information Centre, formerly known as China TravelSky Holding Company, a promoter of the Company. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of Civil Aviation Computer Information Centre. Mr. Ding was also the head of the Planning Department of Civil Aviation Computer Information Centre from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officer-in-charge of the Restructuring Department of Civil Aviation Computer Information Centre. From October 2000 to August 2004, Mr. Ding had served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning, and Development of the Company. From October 2000 to December 2003, Mr. Ding had served as a non-executive director of the first Board and the Secretary of the Board. Since December 2003, he has been an executive director of the second Board and the Secretary of the Board. In March 2004, Mr. Ding was appointed by the Board as a member of the Strategic Committee. Since October 2000, Mr. Ding was also been the Company Secretary of the Company. Mr. Ding also holds positions in subsidiaries of the Company, including a director of each of TravelSky Technology (Singapore) Limited and TravelSky Technology (Japan) Limited, the Vice Chairman of Aviation Cares of Yunnan Information Co. Ltd, a director of InfoSky Technology Co. Ltd. and positions in associated companies of the Company, including the Chairman of Dalian TravelSky Airport Technology Limited and the Vice Chairman of each of Yunnan TravelSky Airport Technology Limited and Heilongjiang TravelSky Airport Technology Limited, Shanghai Dongmei Online Travel Agency Co., Ltd.

(d) **Song Jinxiang, (re-elected)**, aged 58, graduated from Beijing Institute of Aeronautics (currently known as "Beijing University of Aeronautics and Astronautics") and has over 20 years of management experience in China's civil aviation industry. From December 1976 to September 1981, Mr. Song was a technician of General Administration of Civil Aviation of China. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of Civil Aviation Computer Information Centre. Mr. Song was the Deputy Chief Economist of Civil Aviation Computer Information Centre from July 1999 to August 2000. Mr. Song was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. Since December 2003, he has been elected as an executive director of the second Board. Mr. Song holds positions in subsidiaries of the Company, including the Chairman of each of Cares Chongqing Information Technology Co. Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang and a director of TravelSky Technology (Hong Kong) Limited.

The Company will enter into service contracts with the elected executive directors of the third Board and will determine their remuneration with reference to the prevailing market price, their respective job duties and their working experience. As at the date of this notice, each of the above candidates for executive directors did not have any interest in shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above candidates for executive directors do not have any relationship with any directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above candidates for executive directors did not hold any directorship nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). There are no other matters concerning the above candidates for executive directors that need to be brought attention of the shareholders of the Company.

Eight candidates for non-executive directors are as follows:

(e) **Wang Quanhua, (re-elected)**, aged 52, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr. Wang has served as a non-executive director and a Vice Chairman of the second Board. In March 2004, Mr. Wang was appointed by the Board as a member of the Strategic Committee and the Remuneration and Evaluation Committee.

(f) **Cao Jianxiong, (re-elected)**, aged 47, graduated from the Civil Aviation Management Institute and Department of International Finance of Eastern China Normal University. He has a master's degree in economics and has over 20 years of management experience in China's civil aviation industry. From March 1992 to December 1999, he served as the General Manager of China Eastern Airlines Development Company and China Eastern Airlines Futures Company, the Assistant to the General Manager of China Eastern Airlines Company, and the Deputy General Manager and the Chief Financial Officer of China Eastern Airlines Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company, From December 1999 to October 2002, Mr. Cao served as Vice President of Eastern Airlines Group Coporation (currently known as China Eastern Air Holding Company, a promoter of the Company). Since October 2002, he has been the Vice President of China Eastern Air Holding Company. He was also the party secretary of China Eastern Airlines Northwest Company, a branch of China Eastern Airlines Company Limited, a subsidiary of China Eastern Air Holding Company, from December 2002 to September 2004. Since June 2001, he has been a director of China Eastern Airlines Corporation Limited, and has served as the General Manager of China Eastern Airlines Corporation Limited since October 2006. Mr. Cao has been a non-executive director and a Vice Chairman of the first Board since October 2000. Since December 2003, Mr. Cao has served as a non-executive director and a Vice Chairman of the second Board. In March 2004, Mr. Cao was appointed by the Board as the chief member of the Strategic Committee.

(g) **Gong Guokui, (re-elected)**, aged 58, graduated from Capital University of Economics and Business. Mr. Gong has served in corporate management positions. Mr. Gong had served the General Administration of Civil Aviation of China of Civil Aviation Management Institute of China for years and possesses nearly 30 years of management experience in the China's civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the Vice President of Air China. Since September 2004, Mr. Gong has served as the Vice President of China National Aviation Holding Company, a promoter of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited, a subsidiary of China National Aviation Holding Company. Since August 2005, Mr. Gong has served as a non-executive director and Vice Chairman of the second Board. In August 2005, Mr. Gong was appointed by the Board as a member of the Strategic Committee.

(h) **Rong Gang, (re-elected)**, aged 44, is a senior engineer. He holds a master's degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr. Rong worked in China Aviation Computer Information Centre. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China. From May 1999 to October 2002, Mr. Rong served as the Vice President of China Aviation Computer Information Centre. He has been the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. He was a non-executive director of the first Board. Since December 2003, Mr. Rong has served as a non-executive director of the second Board. In March 2004, Mr. Rong was appointed by the Board as a member of the Strategic Committee.

(i) **Sun Yongtao**, aged 49, graduated from Management Department of Tianjin Nankai University. He holds a master's degree in economics and is a senior accountant. From May 1988 to July 1990, Mr. Sun served as Manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited. From March 2001 to February 2002, Mr. Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited. He was the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from February 2002 to March 2003, the Financial Controller of China Guangdong Nuclear Power Datang Properties Company Limited from August 2002 to March 2003, and the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from March 2003 to November 2004. Mr. Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, since November 2004.

(j) **Liu Dejun**, aged 46, graduated from Chongqing University with a master's degree in mechanics. Mr. Liu joined China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company, which is a promoter of the Company, since September 1993. From then to December 2005, he has worked in China Southern Airlines Company Limited as a member of senior management in the Sales Department in each of Hubei, Hangzhou and Beijing, and also in the Passenger Services Department. He possesses over 10 year of operational management experience in China's civil aviation industry. Since December 2005, Mr. Liu has served as the General Manager of the Computer Centre of China Southern Airlines Company Limited.

(k) **Xia Yi**, aged 48, a senior accountant. Mr. Xia graduated from Shanghai Lixin University of Commerce and then Macau University of Science and Technology as a postgraduate. He has over 20 years' management experience in finance and computer sector. From July 1993 to April 1995, Mr. Xia had served as the Deputy Head of the Finance Department of China Eastern Airlines Company. From April 1995 to October 2001, he had served as the Deputy Head of the Finance Department and the Deputy Chief Accountant of China Eastern Airlines Corporation Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since November 2001, Mr. Xia has been the Assistant to General Manager of China Eastern Airlines Corporation Limited. Since March 2006, he has also been the General Manager of Information Technology Management Department of China Eastern Airlines Corporation Limited.

(l) **Song Jian, (re-elected)**, aged 45, is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of the Computer Centre of Air China. From February 2002 to September 2004, he has been the Deputy General Manager of the Information Technology Centre of Air China. Since September 2004, Mr. Song has served as the Deputy General Manager of the Information Technology Centre of Air China Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China National Aviation Holding Company, which is a promoter of the Company. Since December 2003, Mr. Song has been elected as a non-executive director of the second Board.

Three candidates for independent non-executive directors are as follows:

(m) **Chow Kwok Wah, James, (re-elected),** aged 60, graduated from the Faculty of Commerce in Regent Institute of London, in 1966. Mr. Chow is the Chairman of the Consco Group Limited which is principally engaged in domestic real estate investment and production of raw materials for the high-tech industry in China. From 1978 to 1994, Mr. Chow participated actively in the Hong Kong stock market and was a member and licensee of both the Far East Exchange Ltd. and The Stock Exchange of Hong Kong Limited. Mr. Chow has more than 20 years of investment experience in China and his investment projects include the Jing An Hilton Hotel and Nantong Hotel in Shanghai in 1988, the Tianjin International Building in 1991, and the Tianjin Somerset Olympic Tower in 1998. Mr. Chow was an independent non-executive director of the first Board. Since December 2003, he has served as an independent non-executive director of the second Board and was appointed by the Board as a member of the Audit Committee. Since March 2004, Mr. Chow has been appointed by the Board as the Chief Member of the Remuneration and Evaluation Committee.

(n) **Yick Wing Fat, Simon, (re-elected),** aged 48, graduated from faculty of Business Administration from Chinese University of Hong Kong. He is currently a Managing Director of Huachuang Capital Company Limited, principally engaged in direct investment and merger and acquisition of enterprises in Hong Kong and China. He has served the positions of senior management of various Hong Kong-based, Taiwan-based and US-based investment banks and has over 24 years of experience in audit, merger and acquisition, investment banking and direct investment. He is a Fellow Member of Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, UK. He is currently an independent non-executive director and the Chairman of Audit Committee of Shanghai International Shanghai Growth Investment Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and Shenzhen Neptunus Interlong Bio-Technique Company Limited (a company listed on the Growth Enerprise Market of The Stock Exchange of Hong Kong Limited). Since August 2005, Mr. Yick has been appointed as an independent non-executive director of the second Board. In August 2005, Mr. Yick was appointed by the Board as a member of the Audit Committee and the Remuneration and Evaluation Committee.

(o) **Yuan Yaohui**, aged 60, graduated from Beijing Institute of Technology. Mr. Yuan is researcher, a senior engineer and a representative of the 15th National People's Congress. In 1995, he was awarded a title of "Model National Labour" by the State Council. From 1973 to 1997, he served as the Deputy General Manager of Changhe Aircraft Industries Co., Ltd. of Ministry of Aviation Industry, the General Manager of Changhe Aircraft Industries Co. Ltd and the Head of Jiangxi Provincial Economic & Trade Commission. From 1997 to 1998, Mr. Yuan was the Deputy Head of Department of Reform, Regulation and Management of General Administration of Civil Aviation of China, and the Deputy Head of Department of Planning and Technological Reform of General Administration of Civil Aviation of China. From 1998 to 2000, he was the Party Secretary and the Vice President of Air China. From 2001 to April 2006, Mr. Yuan was the Head of the Policy and Regulation Department of General Administration of Civil Aviation of China and retired on 30 April 2006. Since May 2006, he has served as an independent director of Shenzhen Airport Company Limited, a company listed on Shenzhen Stock Exchange and a 5.59% shareholder of Cares Shenzhen Co. Ltd., a subsidiary of the Company.

The Company will enter into service contracts with the elected non-executive directors and independent non-executive directors of the third Board. The Company will determine the remuneration of such non-executive directors and independent non-executive directors with reference to the prevailing market price and the working experience of such directors. As at the date of this notice, the above candidates for non-executive directors and independent non-executive directors did not hold any positions with the Company or other members of the Group save as disclosed above. They did not have any interests in shares, underlying shares and debenture of the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor have any relationship with any directors, supervisors, senior management or substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, all of them did not hold any directorship in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules. There are no other matters concerning the above candidates for non-executive directors and independent non-executive directors that need to be brought to the attention of the shareholders of the Company.

The term of the second Board will expire on 4 December 2006 but the directors of the second Board are required to perform their duties as directors under applicable laws and regulations before the directors of the third Board of the Company assume their duties (i.e. before the conclusion of the EGM) in accordance with the Company Law of the PRC.

As the term of office of the directors of the second Board, including non-executive directors, Mr. Yang Yatie, Mr. Li Xiaoguang, and Mr. Si Yupei and an independent non-executive director, Mr. Wu Jiapei will expire and they do not offer themselves for re-election, their term of appointment in the Company will cease with effect from the conclusion of the EGM. Each of Mr. Yang, Mr. Li, Mr. Si and Mr. Wu has confirmed that he has no disagreement with the other members of the Board and there are no matters relating to their respective resignation that need to be brought to the attention of the holders of securities of the Company.

2. To consider and approve the election of the following 6 candidates in separate resolution as supervisors, comprising five shareholder representative supervisors and one independent supervisor, for the third supervisory committee of the Company ("Supervisory Committee") for a term of 3 years commencing on the conclusion of the EGM, and to authorise the Board on behalf of the Company to execute necessary documents including the service contracts with the elected supervisors for the third Supervisory Committee and determine their remuneration.

Six candidates including five candidates for shareholder representative supervisors and one candidate for independent supervisor are as follows:

(a) **Li Xiaojun, (re-elected)**, aged 50, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China. From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China. Ms. Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China from December 1997 to August 2000. From October 2000 to August 2004, she had been a director and the Deputy General Manager of the Company. She has also been the Deputy Party Secretary of China TravelSky Holding Company, a promoter of the Company, since October 2002. She was an executive director of the first Board. Since December 2003, Ms. Li has served as a shareholder representative supervisor and the Chairperson of the second Supervisory Committee.

(b) **Du Hongying, (re-elected)**, aged 47, is a senior accountant. She graduated from Xiamen University with a postgraduate qualification and has nearly 20 years of accounting and finance experience in China's civil aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Company Limited, a promoter of the Company and since 1999, she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines Company Limited. She was a Supervisor and Chairperson of the first supervisory Committee. Since December 2003, Ms. Du has served as a shareholder representative supervisor of the second Supervisory Committee. Since April 2004, Ms. Du has served as the vice Chairperson of the second Supervisory Committee.

(c) **Ren Mudi**, aged 43, is a senior auditor and holds a postgraduate qualification in Economics. Ms. Ren graduated from Beijing Institute of Business and has over 20 years of management experience in audit industry. From August 1985 to August 2006, she has served positions in Industry Bureau, Industry and Transportation Bureau, Industry and Transportation Division, and Economy and Trade Division of the National Audit Office of the PRC. She has been the Deputy Head of the Audit Department of China Southern Air Holding Company, a promoter of the Company, since August 2006.

(d) **Zhang Yakun, (re-elected)**, aged 48, graduated from Xi'an Jiaotong University with a master's degree and has nearly 20 years of management experience in China's civil aviation industry. From 1983 to 1999, he worked in Yunnan Management Bureau of General Administration of Civil Aviation of China. From 1999 to 2001, he was the Deputy Head of the Operation and Control Centre and then the General Manager of the Information Technology Department of Yunnan Airlines Company, a former promotor of the Company. From October 2002 to March 2006, he was the General Manager of the Information Technology Department of China Eastern Airlines-Yunnan Company, a branch of a subsidiary of China Eastern Air Holding Company which is a promoter of the Company. Since March 2006, he has served as the Deputy General Manager of the Computer Information Management Department of China Eastern Airlines Corporation Limited, a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since December 2003, Mr. Zhang has served as a shareholder representative supervisor of the second Supervisory Committee.

(e) **Yu Yanbing**, aged 29, graduated from Civil Aviation College of China (now known as "Civil Aviation University of China"), majoring in computer science. Mr. Yu joined the Computer Centre of Hainan Airlines Company Limited, a promoter of the Company, after graduation. Since May 2000, he has worked in Hainan Airlines Information Systems Company Limited, a subsidiary of Hainan Airlines Company Limited. Since July 2004, he has been the Deputy General Manager of Hainan Airlines Information Systems Company Limited.

Independent supervisor

(f) **Rao Geping, (re-elected)**, aged 58, is a professor and doctorate tutor of the law school of Peking University, the Head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Since December 2003, Mr. Rao has served as an independent supervisor of the second Supervisory Committee.

The Company will enter into service contracts with the elected shareholder representative supervisors and independent supervisor of the third Supervisory Committee. The Company will determine the remuneration of such shareholder representative supervisors and independent supervisor with reference to the prevailing market price and the working experience of such supervisors. As at the date of this notice, each of the above candidates for shareholder representative supervisors and independent supervisor did not have any interest in shares, underlying shares and debenture in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above candidate for shareholder representative supervisors and independent supervisor does not have any relationship with any other directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above candidates for shareholder representative supervisors and independent supervisor did not hold any position as director and supervisor nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules. There are no other matters concerning the above candidates for shareholder representative supervisors and independent supervisor that need to be brought to the attention of the shareholders of the Company.

Staff Representative Supervisors

In accordance with the Company Law of the PRC, the Supervisory Committee shall comprise staff representative supervisors who are elected at the meeting of the staff representative of the Company. The number of staff representative supervisors shall not be less than one-third of the total number of supervisors in the Supervisory Committee. It was resolved at the staff representative meeting held on 17 November 2006 that the following three persons be elected to assume the office of staff representative supervisors of the third Supervisory Committee, with a term of 3 years commencing on the conclusion of the EGM.

Gao Jingping, aged 51, graduated from Peking University. Ms. Gao has nearly 30 years of management experience in China's civil aviation industry. From August 1980 to December 1988, she served as the management of the Computer Office (Computer Station) in General Administration of Civil Aviation of China. From January 1989 to October 2000, she was the engineer and Deputy Chairman of the Labour Union of China Civil Aviation Computer Information Centre. From October 2000 to December 2004, Ms. Gao was the Deputy Chairman of the Labour Union of the Company. Since December 2004, Ms. Gao has been the Chairman of Labour Union of the Company.

Wang Xiaomin, aged 45, graduated from Lanzhou University. Ms. Wang has over 20 years of management experience in China's civil aviation industry. From July 1983 to December 2000, Ms. Wang served as the management of the Promotion Department, the Deputy Head of the Quality Control Division and the Deputy Head of the Integrated Inspectus Division of the Transportation Management Department of General Administration of Civil Aviation of China. Ms. Wang joined the Company in January 2001 and had held management positions in the Marketing Department and the Human Resources Department. Since November 2004, Ms. Wang has been the General Manager of the Human Resources Department of the Company.

Zhang Xin, (re-elected), aged 44, has over 20 years of technical experience in China's civil aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer of General Administration of Civil Aviation of China. From December 1988 to November 1994, Mr. Zhang was a technician of Civil Aviation Computer Information Centre. From November 1994 to August 2000, Mr. Zhang was a senior technician of Civil Aviation Computer Information Centre. He has been working in the Operation Department of the Company since October 2000. He was a supervisor of the first Supervisory Committee. Since December 2003, Mr. Zhang has served as a staff representative supervisor of the second Supervisory Committee.

The Company will enter into service contracts with the elected staff representative supervisors of the third Supervisory Committee. The Company will determine remuneration of such staff representative supervisors with reference to the prevailing market price. As at the date of this notice, each of the above staff representative supervisors did not have any interest in shares, underlying shares and debentures in the Company and associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong). Save as the disclosure in the biographies, each of the above staff representative supervisors does not have any relationship with any other directors, supervisors, senior management, substantial or controlling shareholders of the Company. Save as the disclosure in the biographies, each of the above staff representative supervisors did not hold any position as director and supervisor nor other important positions and titles in any listed public companies in the past three years. There is no other information required to be disclosed pursuant to Rule 13.51(2) of the Listing rules. There are no other matters concerning the above staff representative supervisors that need to be brought to the attention of the shareholders of the Company.

The term of the second Supervisory Committee will expire on 4 December 2006 but the supervisors of the second Supervisory Committee are required to perform their duties as supervisors in accordance with the applicable laws and regulations before the supervisors of the third Supervisory Committee assure their duties (i.e. before the conclusion of the EGM) in accordance with Company Laws of the PRC.

As the term of office of the supervisors of the second Supervisory Committee, including shareholder representative supervisors, Mr. Chen Lihong, Mr. Wang Yongqiang and a staff representative supervisor Mr. Tan Xiaoxu, will expire and they do not offer themselves for re-election, their terms of appointment in the Company will cease with effect from the conclusion of the EGM. Each of Mr. Chen, Mr. Wang and Mr. Tan has confirmed that he has no disagreement with the members of the Board relating to their respective resignation that need to be brought to the attention of the holders of securities of the Company.

The Board would like to take this opportunity to express its gratitude to directors and supervisor who resigned for their efforts and contribution to the Company during their respective term of office.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing • PRC
23 November 2006

Notes:

1. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him/her. A proxy need not be a member of the Company.
2. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H Shares) and the registered address of the Company: 18-20/F, South Wing, Park C, Raycon InfoTech Park, No. 2 , Ke Xue Yuen South Road, Haidian District, Beijing 100080, PRC (for holders of Domestic Shares) not less than 24 hours before the time appointed for the EGM or any adjournment thereof.
3. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.
4. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 20 December 2006 personally or by mail or fax.
5. As at the date of this notice, the board of the Directors comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTIONS

SUMMARY

The Board announces that on 7 September 2006, (1) the Company has entered into the TravelSky AIT System Implementation Service Agreement with SITA pursuant to which the Company has agreed to provide the TravelSky AIT System Implementation Services; and (2) InfoSky has entered into the InfoSky AIT System Implementation Service Agreement with SITA pursuant to which InfoSky has agreed to provide the InfoSky AIT System Implementation Services.

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors, both SITAGCH and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport. Therefore, SITA is also considered as a connected person of the Company and the Transactions constitute connected transactions for the Company. Since the relevant Percentage Ratio for the Transactions (i.e. the transactions contemplated under the InfoSky AIT System Implementation Service Agreement and the TravelSky AIT System Implementation Service Agreement) in aggregate is less than 2.5%, the Transactions, in accordance with Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

INTRODUCTION

The Board announces that on 7 September 2006, (1) the Company has entered into the TravelSky AIT System Implementation Service Agreement with SITA pursuant to which the Company has agreed to provide the TravelSky AIT System Implementation Services; and (2) InfoSky has entered into the InfoSky AIT System Implementation Service Agreement with SITA pursuant to which InfoSky has agreed to provide the InfoSky AIT System Implementation Services.

THE TRAVELSKY AIT SYSTEM IMPLEMENTATION SERVICE AGREEMENT

Date: 7 September 2006

Parties: The Company (as provider of services); and
SITA (as contractor for recipient of services).

Services: Pursuant to the TravelSky AIT System Implementation Service Agreement, SITA has agreed to engage the Company to provide the TravelSky AIT System Implementation Services.

Consideration: The consideration payable by SITA to the Company for the TravelSky AIT System Implementation Services is about US$3,358,000 (equivalent to about RMB27,240,000).

The consideration for the TravelSky AIT System Implementation Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for information technology implementation services in the PRC.

Payment term: The consideration will be paid to the Company in cash by instalments according to the implementation schedule of the project with the last instalment expected to be paid by the end of 2009.

THE INFOSKY AIT SYSTEM IMPLEMENTATION SERVICE AGREEMENT

Date: 7 September 2006

Parties: InfoSky (as provider of services); and
SITA (as contractor for recipient of services).

Services: Pursuant to the InfoSky AIT System Implementation Service Agreement, SITA has agreed to engage InfoSky to provide the InfoSky AIT System Implementation Services.

Consideration: The consideration payable by SITA to InfoSky for the InfoSky AIT System Implementation Services is US$887,000 (equivalent to about RMB7,195,000).

The consideration for the InfoSky AIT System Implementation Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for information technology implementation services in the PRC.

Payment term: The consideration will be paid to InfoSky in cash by instalments according to the implementation schedule of the project with the last instalment expected to be paid by the end of 2009.

INFORMATION ON SITA

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors, both SITAGCH and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport. Therefore, SITA is also considered as a connected person of the Company.

SITA is a global service provider of IT business solutions and communications services to air transport industry. SITA has entered into the SITA Contract with its customer, who is a third party independent of the Company and connected persons (within the meaning of the Listing Rules) of the Company, for provision of departure control systems by SITA. SITA outsourced part of the work to be done by it under the SITA Contract to the Group.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

InfoSky is principally engaged in provision of aviation information technology services relating to cargo.

The TravelSky AIT System Implementation Service Agreement and the InfoSky AIT System Implementation Service Agreement are new agreements for the Group and these agreements are not inter-conditional. The services to be provided by the Group under such agreements are the services of the same nature currently provided by the Group to other customers of the Group. As mentioned in the paragraph headed "Information on SITA" above, SITA outsourced part of the work to be done by it under the SITA Contract to the Group and the Group therefore entered into the TravelSky AIT System Implementation Service Agreement and the InfoSky AIT System Implementation Service Agreement with SITA.

CONNECTED TRANSACTIONS

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors, both SITAGCH and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport. Therefore, SITA is also considered as a connected person of the Company and the Transactions constitute connected transactions for the Company. Since the relevant Percentage Ratio for the Transactions (i.e. the transactions contemplated under the InfoSky AIT System Implementation Service Agreement and the TravelSky AIT System Implementation Service Agreement) in aggregate is less than 2.5%, the Transactions, in accordance with Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"Air Transport Community"	the air transport community consists of the many communities of interest within the air transport industry, including members of SITA and customers and also the many associations, councils and committees that represent the community across the world. The main activity of these companies and organisations is related to air transport
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"InfoSky"	天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC on 20 September 2000 which is 51% subsidiary of the Company
"InfoSky AIT System Implementation Services"	the aviation information technology system implementation services to be provided by the Company to design and implement cargo departure control system according to the direction of SITA
"InfoSky AIT System Implementation Service Agreement"	an agreement dated 7 September 2006 entered into between InfoSky and SITA, pursuant to which SITA has agreed to engage InfoSky to provide the InfoSky AIT System Implementation Services

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratio"	the applicable percentage ratio, other than the profit ratio and equity capital ratio under Rule 14.07 of the Listing Rules
"PRC" or "China"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SITAGCH"	Societe Internationale de Telecommunications Aeronautiques Greater China Holdings Limited, an investment holding company and holder of 49% of the registered capital of InfoSky
"SITA"	Societe Internationale de Telecommunications Aeronautiques S.C., a co-operative, non-profit-making organisation founded in Belgium
"SITA Contract"	the contract entered into between SITA and its customer for the provision of departure control systems by SITA
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	have the same meaning ascribed to it under Chapter 1 of the Listing Rules
"Transactions"	the transactions contemplated under the InfoSky AIT System Implementation Service Agreement and the TravelSky AIT System Implementation Service Agreement
"TravelSky AIT System Implementation Services"	the aviation information technology system implementation services to be provided by the Company to design and implement passenger departure control system according to the direction of SITA
"TravelSky AIT System Implementation Service Agreement"	an agreement dated 7 September 2006 entered into between the Company and SITA, pursuant to which SITA has agreed to engage the Company to provide the TravelSky AIT System Implementation Services

For the purpose of this announcement, unless otherwise indicated, the exchange rate at US$1 = RMB8.11 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
Zhu Yong
Chairman

Beijing, the PRC
7 September 2006

As at the date of this announcement, the board of the Directors comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei, and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 696)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2006

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2006, prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

		As at	
		June 30, 2006	December 31, 2005
	Note	***Unaudited***	*Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net		**688,515**	728,325
Intangible assets, net		**10,267**	13,232
Investments in associated companies		**58,683**	53,854
Other long-term investment		**100,000**	100,000
Other long-term assets		**16,968**	20,906
		874,433	916,317

	Note		
Current assets			
Inventories		**4,012**	3,390
Accounts receivable, net	7	**64,453**	61,516
Due from associated companies		**8,546**	1,227
Due from related parties, net		**316,559**	272,991
Prepayments and other current assets		**51,142**	48,072
Short-term bank deposits		**1,781,879**	1,947,277
Cash and cash equivalents		**1,193,333**	856,811
		3,419,924	3,191,284
Total assets		**4,294,357**	4,107,601
EQUITY			
Capital and reserves attributable to the equity holders of the Company			
Paid in capital		**888,158**	888,158
Reserves	5	**2,014,258**	1,911,454
Retained earnings			
— Proposed final dividend	6	**—**	204,276
— Others		**735,143**	584,304
		3,637,559	3,588,192
Minority interest		**67,628**	61,296
Total equity		**3,705,187**	3,649,488
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	8	**384,829**	326,461
Due to related parties		**168,428**	93,981
Taxes payable		**33,012**	35,698
Deferred revenue		**2,901**	1,973
		589,170	458,113
Total equity and liabilities		**4,294,357**	4,107,601
Net current assets		**2,830,754**	2,733,171
Total assets less current liabilities		**3,705,187**	3,649,488

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	**Unaudited** Six months ended June 30 **2006**	2005
Revenues			
Aviation information technology services		**673,783**	545,956
Data network and others		**137,999**	126,723
Total revenues	2	**811,782**	672,679
Business taxes and other surcharges		**(27,457)**	(23,126)
Net revenues		**784,325**	649,553
Operating expenses			
Depreciation and amortisation		**(115,461)**	(80,341)
Network usage		**(34,854)**	(32,676)
Personnel		**(93,771)**	(79,228)
Operating lease rentals		**(31,464)**	(29,360)
Technical support and maintenance fees		**(48,590)**	(28,182)
Commission and promotion expenses		**(89,382)**	(60,988)
Other operating expenses		**(92,227)**	(84,375)
Total operating expenses		**(505,749)**	(395,150)
Operating profit		**278,576**	254,403
Financial income, net		**24,950**	26,164
Share of results of associated companies		**6,307**	3,078
Other income, net		**299**	1,717
Profit before taxation		**310,132**	285,362
Taxation	3	**(48,218)**	(22,777)
Profit after taxation		**261,914**	262,585
Attributable to			
Equity holders of the Company		**253,866**	254,669
Minority interest		**8,048**	7,916
		261,914	262,585

Earnings per share for profit attributable to the equity holders of the Company, basic and diluted (RMB)	4	**0.29**	0.29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2005.

2. Revenues

Revenues primarily comprise the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

3. Taxation

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to enjoy an EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005 and at 15% thereafter. For the six months ended 30 June, 2006, the Company is subject to EIT at a rate of 15%.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

No deferred income taxes had been provided at each of the balance sheet dates as no significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

4. Earnings per share

Earnings per share for the six months ended June 30, 2005 and June 30, 2006 have been computed by dividing the profit attributable to the equity holders of the Company of RMB254,669,000 and RMB253,866,000, by the number of 888,157,500 ordinary shares issued and outstanding for the periods respectively.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2005 and June 30, 2006.

5. Reserves

RMB102,779,000, representing 20% of the Company's net profit of year 2005, was transferred to the discretionary surplus reserves.

6. Dividend Distribution

The shareholders in the annual general meeting held on May 25, 2006 approved the final dividend in respect of 2005 of RMB0.230 per share amounting to a total of RMB204,276,225. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2006.

7. Accounts Receivable, Net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2006 ***RMB'000***	December 31, 2005 *RMB'000*
Within 6 months	**45,630**	42,694
Over 6 months but within 1 year	**6,624**	5,033
Over 1 year but within 2 years	**6,930**	14,280
Over 2 years but within 3 years	**5,902**	142
Over 3 years	**1,122**	1,122
Accounts receivable	**66,208**	63,271
Provision for impairment of receivables	**(1,755)**	(1,755)
Accounts receivable, net	**64,453**	61,516

8. Accounts Payable and Accrued Liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2006	December 31, 2005
	RMB'000	*RMB'000*
Within 6 months	**32,023**	60,549
Over 6 months but within 1 year	**55,356**	12,938
Over 1 year but within 2 years	**8,501**	2,978
Over 2 years but within 3 years	**4,589**	12,121
Over 3 years	**19,151**	28,026
Accounts payable	**119,620**	116,612
Accrued liabilities	**265,209**	209,849
Total accounts payable and accrued liabilities	**384,829**	326,461

9. Segment reporting

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's General Manager. The information reviewed by the General Manager is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2005 and June 30, 2006. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

BUSINESS REVIEW FOR THE FIRST HALF OF 2006

The Group faced various challenges in the first half of 2006. Along with trends of the air transportation liberalization, more and more Chinese commercial airlines joined international aviation alliances and competed in the global market, and the demand for high-level and internationalized information technology solutions has been increasing. Meanwhile, as the commercial airlines are subject to great operation pressure caused by the oil price surge, they have pressing need for costs cut. In addition, following the intensified deregulation and competition in the industry, the operating environment became more open and internationalized. Furthermore, with the extensive application of internet and e-ticket technology, the distribution business model of aviation and travel industry is facing structural change. In response to such challenges, the Group continued to capture opportunities in light of its development strategy and achieved satisfactory results in various areas, including safety in production, technical support, business development, system enhancement, product development and internal management.

The continuing rapid growth of the PRC economy, the increasing booming of the PRC business trips and leisure travel market, the expanding foreign trade and the vibrant international investment in the first half of 2006 continued to boost the steady growth in the PRC aviation and transportation industry. As the dominant supplier of information technology services in the industry, the Company grasped the opportunities. In the first half of 2006, the Company's Electronic Travel Distribution (ETD) system processed approximately 81.6 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 15.7% over the same period in 2005. Among them, bookings on domestic commercial airlines increased by approximately 15.7%, while those on foreign and regional commercial airlines increased by approximately 15.9%. With the joining of Korean Air and KLM Royal Dutch Airlines, the number of foreign and regional commercial airlines using the Company's Airport Passenger Processing (APP) system increased to 39, and the number of travelers processed reached approximately 1,103 thousand.

During the first half of 2006, in addition to enhancement of the functions and the products of its core businesses such as ETD and APP, the Company also made efforts in securing the domestic market and exploring overseas market to expand the market scale and share of its core businesses. Following the use on the Company's ETD and APP systems by private airlines such as Okay Airways and United Eagle Airlines, newly established private airlines such as Eaststar and Lucky Air have also decided to use the Company's systems. Further to the installation of new generation APP front system in Qingdao Airport at the beginning of the year, the installation of this system in Xiamen Airport and Beijing Capital Airport is in progress. With the application of APP system for Air China Limited Company in Frankfurt Airport and Munich Airport and for Air Macau in Taipei Airport, there were 11 foreign and regional airports using the Company's APP system, which processed over 3,253 thousand passengers for Chinese commercial airlines.

In the first half of 2006, increasing emphasis on research and development and combining self development and joint development, the Company improved and upgraded the functions of products to satisfy the growing needs for customized core value services of industry participants such as commercial airlines, airports and travel agencies. In order to meet the needs of commercial airlines in streamlining business workflows, joining aviation alliances, starting-up of hub development and controlling operating costs,the Company's self-developed e-ticket itinerary has paved the way for the comprehensive marketing of e-ticket. The Interline Electronic Ticketing (IET) between Air China Limited Company and Cathy Pacific Airways has also realized. In addition, three major e-ticketing technology solutions, namely Billing and Settlement Plan (BSP) e-ticketing, Airline Direct-sale e-ticketing, and Airline Online e-ticketing, were fully adopted by China Eastern Airlines Limited Company. E-tickets sold amounted to approximately 21.2 million segments in the first half of 2006, representing approximately 27.0% of sales of domestic flight tickets. The technological preparation of system support provided by the Company for Air China Limited Company and Shanghai Airlines Limited Company in joining Star Alliance was accredited by Lufthansa information system. The Company also provided technological preparation for China Southern Airlines Limited Company in joining SkyTeam. The Company's self-developed Common Use Self Service (CUSS) facility which meets the international standards was applied in Beijing Capital Airport to support commercial airlines' hub operation and services. Multi-functional domestic fares auto display products such as electronic fare handbook, transfer fare and auto ticketing were extensively used by various commercial airlines. Product for centralized management of petroleum has played a vital role in cutting fuel cost for commercial airlines. Funnel flight products reduced the system expenses and simplified flight control, providing commercial airlines with a new mode of business cooperation. The airport data services system firstly utilized in Xi'an Airport has showed good effects. The Company developed a series of products catered for major customers based on the geographical and business characteristics of large-scale travel agencies. The Company continued to improve and enrich travel agencies' front-end products, intermediary and back-office MIS and strengthen functions such as graphic design, multi-language, auto-updating and self training etc so as to help travel agencies to operate their businesses more expediently and flexibly.

With the progress the Company achieved in travel products distribution business in the first half of 2006, the Company sold 65.0 thousand hotels' room-nights, representing an increase of 5.5 times over the same period in 2005. For the information technology integration services, the Company has completed projects such as the 101 Project of Beijing Municipal Public Security Bureau and electronic declaration for Beijing Entry-Exit Inspection and Quarantine, accelerating our business development on information safety of aviation in China.

In the first half of 2006, in addition to optimizing the system functions and improving customer service capabilities, the Group aimed at securing the operational stability of infrastructures and improving the safety safeguarding capability by implementation of technological reform projects such as OMSE capacity expansion, open platform and network centralized monitoring. Meanwhile, the Company sought to explore the system resources potential. System processing capability was enhanced by implementation of SAVE technology, and communication expenses were also reduced with the wide application of MATIP technology. The utilization rates of Inventory Control System (ICS), Computer Reservation System (CRS) and APP mainframe systems of the Company were approximately 99.9%, 99.9% and 99.9% respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2006, the Group achieved a profit before tax of RMB310.1 million, representing an increase of 8.7%, compared to the first half of 2005. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB397.2 million, representing an increase of 17.0%, compared to the first half of 2005. Net profit attributable to shareholders of the Company was RMB253.9 million, representing a decrease of 0.3%, compared to the first half of 2005. The decrease in profit of the Group was mainly attributable to the increase of the operating expenses and the enterprise income tax of the Company, net off by the increase of the revenue.

The turnover and results of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.29 for the first half of 2006.

Total revenue

The total revenue of the Group in the first half of 2006 amounted to RMB811.8 million, representing an increase of RMB139.1 million, or 20.7%, from that of RMB672.7 million in the first half of 2005. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 83.0% of the Group's total revenue in the first half of 2006, as compared to 81.2% in the first half of 2005. AIT service revenue increased by 23.4% to RMB673.8 million in the first half of 2006 from RMB546.0 million in the first half of 2005. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 17.0% of the Group's total revenue in the first half of 2006, as compared to 18.8% for the first half of 2005. Data network revenue and other revenue increased by 8.9% to RMB138.0 million in the first half of 2006 from RMB126.7 million for the first half of 2005. The increase was mainly attributable to a rise of other incomes such as hotel distribution.

Net revenue

Net revenue increased by 20.7% to RMB784.3 million in the first half of 2006 from RMB649.6 million in the first half of 2005.

Operating expenses

Total operating expenses increased by RMB110.6 million, or 28.0% to RMB505.7 million in the first half of 2006 from RMB395.2 million in the first half of 2005. The increase in operating expenses is reflected as follows:

- Depreciation and amortization expenses increased by 43.7%, mainly because the Company had purchased additional large-scale mainframe in the second half of 2005;

- Personnel expenses increased by 18.4%, primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- Technical support and maintenance costs increased by 72.4% after the Company step up the research and development of new products and new technology;

- Commission and marketing expenses increased by 46.6%, mainly due to successful implementation of marketing plans and increased related business; and

- Other operating expenses increased by 9.3%, mainly due to the increase of business development related cost of the Group.

Operating Profit

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB24.2 million, or 9.5%, to RMB278.6 million in the first half of 2006 from RMB254.4 million in the first half of 2005.

Enterprise income tax

The enterprise income tax of the Company in the first half of 2006 amounted to RMB48.2 million, representing an increase of RMB25.4 million or a rise of 111.7%, as compared with RMB22.8 million of the first half of 2005. The increase was because the Company paid the enterprise income tax at a rate of 15% in the first half of 2006 while the preferential enterprise income tax rate in 2005 for the Company was 7.5%.

Net profit attributable to shareholders of the Company

As a result of the above factors, the Group's net profit attributable to the shareholders of the Company decreased by RMB0.8 million, or 0.3%, to RMB253.9 million in the first half of 2006 from RMB254.7 million in the first half of 2005.

Liquidity and capital structure

The Group's working capital for the first half of 2006 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB345.6 million.

During the first half of 2006, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2006, cash and cash equivalents of the Group amounted to RMB1,193.3 million, of which 89.6%, 8.4% and 1.9% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Long-term investment

As at June 30, 2006, the Group held RMB100 million of China treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is 18 December, 2008.

Charge on assets

As at June 30, 2006, the Group had no charges on its assets.

Capital expenditure

The capital expenditure of the Group totalled RMB64.5 million in the first half of 2006, representing a decrease of RMB2.6 million, as compared to that of RMB67.1 million in the first half of 2005.

The capital expenditure of the Group in the first half of 2006 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's total expected capital expenditure for year 2006 will amount to approximately RMB370.0 million, which is mainly for the development and gradual promotion of the new generation traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include the internal cash flow generated from operating activities of the Company.

The Board estimates that the above sources of funding of the Group in 2006 will be sufficient for its capital expenditure commitments and daily operations.

Exchange risks

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure in relation to the purchase of imported equipment are expected to be denominated in US dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2006, the gearing ratio of the Group was 13.7% (December 31, 2005: 11.2%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2006.

Contingent liabilities

As at June 30, 2006, the Group had no material contingent liabilities.

Employees

As at June 30, 2006, the total number of employees of the Group was 2,240. Personnel expenses amounted to RMB93.8 million for the first half of 2006, representing 18.5% of the total operating expenses of the Group for the first half of 2006. The remuneration of the Group's employees (including Executive Directors and Staff Reprensentative Supervisors) includes salaries, bonuses and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Reprensentative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2006, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industy, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2006

In the second half of 2006, it is anticipated that China's aviation and travel industry will be booming driven by the rapid development of the economy, paving a solid market base for fast growing of the Group. However, high fuel price, growing demand from high-end customers, extensive application of e-ticket, open platform and internet technology, deregulation and competition-encouraging industrial policies are challenges as well as opportunities to the Group. Therefore, abided by its vision of "develop itself through competitions in an open environment", the Group will improve the functions and products of existing system and advance the formation of strategic alliances with leading international companies to jointly develop new generation customer service system; improve the market services, product services and technological support ability to secure the leading position of its core businesses by combining customers' demand with the industry development; proactively develop new businesses such as travel products distribution, e-commerce and data services; further reinforce business information safety and the safeguarding capability of the system by enhancing system technological innovation, perfecting various security workflows and implementing strict emergency management in the light of promoting safety by development; and accelerate the establishment of internal control systems to enhance corporate governance and strategy implementation capability.

INTERIM DIVIDEND

The Board recommends not to pay an interim dividend for the first half of 2006.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2006, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2006, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2006, and has also discussed among themselves matters including internal control and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance. The Company has adopted the code provisions set out in Appendix 14 "Code on Corporate Governance Practices" (the "Code") to the Listing Rules as its code on corporate governance.

In the first half of 2006, the Company has fully complied with code provisions, with certain deviations from the code provisions D.1.1 and D.1.2 of the Code. The Company has set out respective duties of the Board and the General Manager in its Articles of Association (the "Articles"). However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Articles of the Company has set out respective duties of the Board and the General Manager, and currently the Company has no arrangement detrimental to its interests. Relevant details have been set out in the corporate governance report in 2005 Annual Report.

As the code provisions relating to internal control as set out in the Code on Corporate Governance Practices are applicable to the accounting periods commencing on or after July 1, 2005, the Company will abide by requirements of code provision C.2 of the Code. In the first half of 2006, the Company proactively carried out preparations for review on the internal control of the Company and its subsidiaries, and considered the appointment of an external professional organization as its consultant for subject investigation and research on internal control system of the Company.

For the six months ended June 30, 2006, the Company has adopted the Model Code set out in Appendix 10 to the Listing Rules. After making specific enquiries to the directors, the Company confirms that all directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code during the six month ended June 30, 2006.

PUBLICATION OF INTERIM RESULTS ON THE INTERNET WEBSITE

An interim results announcement of the Group for the six months ended June 30, 2006 containing all the information required by the Listing Rules will be posted on the website of the Stock Exchange (http://www.hkex.com.hk) as soon as practicable.

By order of the Board
Zhu Yong
Chairman

The Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent Non-executive Directors:	Mr. Wu Jiapei, Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Beijing, the People's Republic of China
August 30, 2006

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



TRAVELSKY TECH<00696> - Results Announcement

TravelSky Technology Limited announced on 30/08/2006:
(stock code: 00696)
Year end date: 31/12/2006
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2006 to 30/06/2006 ('000)	(Una Last Corr Peri from to 3 ('0C
Turnover	:	811,782	672,
Profit/(Loss) from Operations	:	303,825	282,
Finance cost	:	N/A	N/A
Share of Profit/(Loss) of Associates	:	6,307	3,07
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	253,866	254,
% Change over Last Period	:	-0.3 %	
EPS/(LPS)-Basic (in dollars)	:	0.29	0.2
-Diluted (in dollars)	:	0.29	0.2
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	253,866	254,
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A

B/C Dates for Interim Dividend	:	N/A
Payable Date	:	N/A
B/C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A

B/C Dates for Other
Distribution : N/A

Remarks:

1) The Company was in continuing operations during the first
and had no discontinued operations.

2) The total revenues of the Group in the first half
of 2006 increased by RMB139.1 million, or 20.7%, to RMB811.8
RMB672.7 million in the first half of 2005. The increase res
principally from growth in the business of the Group and usa
Group's services, which can be attributed to the continuous
PRC economy and air travel and tourism industries.

3) The profit increased by RMB21.5 million, or 7.6%,
to RMB303.8 million in the first half of 2006 from RMB282.3
first half of 2005. The increase in operating profit was mai
attributable to the increase of the Group' s revenue.

4) Earnings per share for the six months ended June 30, 2006
computed by dividing the net profit of RMB253, 866, 000, by
888,158,000 ordinary shares issued and outstanding for the p


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTIONS

SUMMARY

The Board announces that on 6 June 2006, the Company has entered into the Computer Software Development Service Agreement with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Development Services.

CTHC is a promoter and substantial shareholder of the Company. Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC and a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Transactions therefore constitute connected transactions for the Company. Since the relevant Percentage Ratio for the Transactions is less than 2.5%, the Transactions, according to Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

INTRODUCTION

The Board announces that on 6 June 2006, the Company has entered into the Computer Software Development Service Agreement with Asia Technology pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Development Services.

THE COMPUTER SOFTWARE DEVELOPMENT SERVICE AGREEMENT

Date:	6 June 2006
Parties:	The Company (as recipient of services); and Asia Technology (as supplier of services).
Services:	Pursuant to the Computer Software Development Service Agreement, Asia Technology has agreed to provide to the Company the Computer Software Development Services for the period from 1 June 2006 to 31 December 2006.

Consideration:	The consideration for the Computer Software Development Services is RMB18,800,000. It will be paid from the Company's internal resources and in cash in three instalments, as to RMB9,000,000 on or before 30 June 2006, RMB4,900,000 on or before 31 December 2006 and RMB4,900,000 on or before 31 March 2007. The consideration for the Computer Software Development Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for software development services in the PRC.

INFORMATION ON ASIA TECHNOLOGY

Asia Technology is a company incorporated in the PRC and an indirect wholly owned subsidiary of CTHC, which is a promoter and a substantial shareholder of the Company. The business scope of Asia Technology includes technology innovation, software development, system maintenance, computer system development and other related activities.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The Directors consider that development of computer software are in line with the Company's strategy of upgrading its information technology system to support and complement the expansion of its business. As the research and development capacity of the Company is limited in certain aspects, the Directors believe that it would be more efficient to outsource the Computer Software Development Services instead of expanding its research and development team. Asia Technology is engaged because it is a highly regarded aviation software development institution and is well aware of the specialities of the China's air travel industry, and the Directors are of the view that the Transactions are beneficial to the development and expansion of the Company.

CONNECTED TRANSACTIONS

CTHC is a promoter and substantial shareholder of the Company. Asia Technology, being an indirect wholly owned subsidiary of CTHC, is an associate of CTHC and a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. The Transactions therefore constitute connected transactions for the Company. Since the relevant Percentage Ratio for the Transactions is less than 2.5%, the Transactions, according to Rule 14A.32(1) of the Listing Rules, are only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements.

The Transactions are conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Transactions are on normal commercial terms and the terms of the Transactions are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Asia Technology"	北京亞科技術開發中心 (the English name being Asia Technology Development Centre), a company incorporated in the PRC which is an indirect wholly owned subsidiary of CTHC
"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Computer Software Development Services"	the services to be provided by Asia Technology to develop certain software used in the Company's information technology systems (including Airport Passenger Processing (APP) service system and Inventory Control System (ICS)) for the purpose of enhancing the functions of such systems
"Computer Software Development Service Agreement"	an agreement dated 6 June 2006 entered into between the Company and Asia Technology, pursuant to which the Company has agreed to engage Asia Technology to provide to the Company the Computer Software Development Services
"CTHC"	中國民航信息集團公司 (the English name being China TravelSky Holding Company), a PRC state-owned enterprise incorporated in the PRC, holding 22.35% of the entire issued share capital of the Company and is a promoter and substantial shareholder of the Company
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratio"	the applicable percentage ratio, other than the profit ratio, revenue ratio and equity capital ratio under Rule 14.07 of the Listing Rules
"PRC" or "China"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"substantial shareholder"	have the same meaning ascribed to it under Chapter 1 of the Listing Rules
"Transactions"	the transactions contemplated under the Computer Software Development Service Agreement

By the order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China
6 June 2006

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Cao Jianxiong, Mr. Gong Guokui, Mr. Rong Gang, Mr. Yang Yatie, Mr. Li Xiaoguang, Mr. Si Yupei and Mr. Song Jian;
Independent non-executive Directors:	Mr. Wu Jiapei, Mr Chow Kwok Wah, James and Mr. Yick Wing Fat, Simon.

Please also refer to the published version of this announcement in The Standard / Sing Tao Daily.



中國民航信息網絡股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)

2006 Interim Report

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim report of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2006, prepared in accordance with International Financial Reporting Standards.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

		As at	
	Note	**June 30, 2006** ***Unaudited***	December 31, 2005 *Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	8	**688,515**	728,325
Intangible assets, net		**10,267**	13,232
Investments in associated companies		**58,683**	53,854
Other long-term investment		**100,000**	100,000
Other long-term assets		**16,968**	20,906
		874,433	916,317
Current assets			
Inventories		**4,012**	3,390
Accounts receivable, net	9	**64,453**	61,516
Due from associated companies		**8,546**	1,227
Due from related parties, net	10	**316,559**	272,991
Prepayments and other current assets		**51,142**	48,072
Short-term bank deposits		**1,781,879**	1,947,277
Cash and cash equivalents		**1,193,333**	856,811
		3,419,924	3,191,284
Total assets		**4,294,357**	4,107,601

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*
(Amounts expressed in thousands of Renminbi)

	Note	As at June 30, 2006 *Unaudited*	As at December 31, 2005 *Audited*
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid in capital		**888,158**	888,158
Reserves	6	**2,014,258**	1,911,454
Retained earnings			
— Proposed final dividend	7	**—**	204,276
— Others		**735,143**	584,304
		3,637,559	3,588,192
Minority interest		**67,628**	61,296
Total equity		**3,705,187**	3,649,488
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	11	**384,829**	326,461
Due to related parties		**168,428**	93,981
Taxes payable		**33,012**	35,698
Deferred revenue		**2,901**	1,973
		589,170	458,113
Total equity and liabilities		**4,294,357**	4,107,601
Net current assets		**2,830,754**	2,733,171
Total assets less current liabilities		**3,705,187**	3,649,488

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30 2006	2005
Revenues			
Aviation information technology services		**673,783**	545,956
Data network and others		**137,999**	126,723
Total revenues	2	**811,782**	672,679
Business taxes and other surcharges		**(27,457)**	(23,126)
Net revenues		**784,325**	649,553
Operating expenses			
Depreciation and amortisation		**(115,461)**	(80,341)
Network usage		**(34,854)**	(32,676)
Personnel		**(93,771)**	(79,228)
Operating lease rentals		**(31,464)**	(29,360)
Technical support and maintenance fees		**(48,590)**	(28,182)
Commission and promotion expenses		**(89,382)**	(60,988)
Other operating expenses		**(92,227)**	(84,375)
Total operating expenses		**(505,749)**	(395,150)
Operating profit		**278,576**	254,403
Financial income, net		**24,950**	26,164
Share of results of associated companies		**6,307**	3,078
Other income, net		**299**	1,717
Profit before taxation	3	**310,132**	285,362
Taxation	4	**(48,218)**	(22,777)
Profit after taxation		**261,914**	262,585
Attributable to			
Equity holders of the Company		**253,866**	254,669
Minority interest		**8,048**	7,916
		261,914	262,585
Earnings per share for profit attributable to the equity holders of the Company, basic and diluted (RMB)	5	**0.29**	0.29

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to equity holders of the Company			Minority Interest	Total
	Paid in capital	Reserves	Retained earnings		
Balance at January 1, 2005, as previously reported as equity	888,158	1,719,540	628,929	—	3,236,627
Balance at January 1, 2005, as previously separately reported as minority interest	—	—	—	49,456	49,456
Balance at January 1, 2005, as restated	888,158	1,719,540	628,929	49,456	3,286,083
Profit for the period	—	—	254,669	7,916	262,585
Dividend relating to 2004	—	—	(177,631)	—	(177,631)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(3,395)	(3,395)
Appropriation to reserves	—	88,231	(88,231)	—	—
Balance at June 30, 2005	888,158	1,807,771	617,736	53,977	3,367,642

	Unaudited				
	Attributable to equity holders of the Company			Minority Interest	Total
	Paid in capital	Reserves	Retained earnings		
Balance at January 1, 2006	888,158	1,911,454	788,580	61,296	3,649,488
Profit for the period	—	—	253,866	8,048	261,914
Dividend relating to 2005	—	—	(204,276)	—	(204,276)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(1,716)	(1,716)
Currency translation differences	—	(223)	—	—	(223)
Appropriation to reserves	—	103,027	(103,027)	—	—
Balance at June 30, 2006	888,158	2,014,258	735,143	67,628	3,705,187

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30 2006	2005
Cash flows from operating activities			
Cash generated from operations	12	**400,056**	115,277
Enterprise income tax paid		**(54,422)**	(20,402)
Net cash provided by operating activities		**345,634**	94,875
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(70,106)**	(78,526)
Decrease / (Increase) in short-term bank deposits		**165,398**	(1,159,608)
Interest received		**36,488**	40,683
Dividends received from associated companies		**—**	205
Proceeds from disposal of property, plant and equipment		**96**	223
Investment to associated companies		**(5,000)**	(3,000)
Net cash provided by (used in) investing activities		**126,876**	(1,200,023)
Cash flows from financing activities			
Dividend paid to group shareholders		**(132,513)**	(63,966)
Net cash used in financing activities		**(132,513)**	(63,966)
Effect of foreign exchange rate changes on cash and cash equivalents		**(3,475)**	—
Net Increase / (decrease) in cash and cash equivalents		**336,522**	(1,169,114)
Cash and cash equivalents at beginning of the period		**856,811**	2,236,843
Cash and cash equivalents at end of the period		**1,193,333**	1,067,729

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Financial Reporting Standards, and have been reviewed by the Audit Committee of the Company. The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2005.

2. REVENUES

Revenues primarily comprise the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

3. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and crediting the following:

	Six months ended June 30	
	2006	2005
	RMB'000	*RMB'000*
After charging:		
Depreciation	**110,845**	76,042
Amortisation	**4,616**	4,299
Loss / (gain) on disposal of property, plant and equipment	**57**	(22)
Operating lease rentals	**31,464**	29,360
Provision for impairment of receivables	**—**	38
Cost of equipment sold	**4,970**	2,266
Contributions to defined contribution pension scheme	**7,620**	6,312
Auditors' remuneration	**1,125**	905
Exchange loss	**3,475**	776
Contribution to housing fund	**7,148**	3,678
Research and development expenses	**93,883**	68,871
After crediting:		
Interest income	**(28,426)**	(26,164)

4. TAXATION

Under PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to enjoy an EIT preferential rate of 7.5% from January 1, 2003 to December 31, 2005 and at 15% thereafter. For the six months ended 30 June, 2006, the Company is subject to EIT at a rate of 15%.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 7.5% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

No deferred income taxes had been provided at each of the balance sheet dates as no significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement.

5. EARNINGS PER SHARE

Earnings per share for the six months ended June 30, 2005 and June 30, 2006 have been computed by dividing the profit attributable to the equity holders of the Company of RMB254,669,000 and RMB253,866,000, by the number of 888,157,500 ordinary shares issued and outstanding for the periods respectively.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2005 and June 30, 2006.

6. RESERVES

RMB102,779,000, representing 20% of the Company's net profit of year 2005, was transferred to the discretionary surplus reserves.



7. DIVIDEND DISTRIBUTION

The shareholders in the annual general meeting held on May 25, 2006 approved the final dividend in respect of 2005 of RMB0.230 per share amounting to a total of RMB204,276,225. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2006.

8. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2006, the Group acquired property, plant and equipment amounting to approximately RMB62,942,000.

9. ACCOUNTS RECEIVABLE, NET

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2006 ***RMB'000***	December 31, 2005 *RMB'000*
Within 6 months	**45,630**	42,694
Over 6 months but within 1 year	**6,624**	5,033
Over 1 year but within 2 years	**6,930**	14,280
Over 2 years but within 3 years	**5,902**	142
Over 3 years	**1,122**	1,122
Accounts receivable	**66,208**	63,271
Provision for impairment of receivables	**(1,755)**	(1,755)
Accounts receivable, net	**64,453**	61,516

10. DUE FROM RELATED PARTIES, NET

These balances are trade related; unsecured, interest free and generally repayable within six months.

The ageing analysis of the amount due from related parties is as follows:

	June 30, 2006	December 31, 2005
	RMB'000	*RMB'000*
Within 6 months	**285,670**	267,399
Over 6 months but within 1 year	**24,909**	3,932
Over 1 year but within 2 years	**8,560**	5,152
Over 2 years but within 3 years	**1,571**	1,005
Over 3 years	**1,234**	888
Due from related parties	**321,944**	278,376
Provision for impairment of receivables	**(5,385)**	(5,385)
Due from related parties, net	**316,559**	272,991

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The ageing analysis of accounts payable is as follows:

	June 30, 2006	December 31, 2005
	RMB'000	*RMB'000*
Within 6 months	**32,023**	60,549
Over 6 months but within 1 year	**55,356**	12,938
Over 1 year but within 2 years	**8,501**	2,978
Over 2 years but within 3 years	**4,589**	12,121
Over 3 years	**19,151**	28,026
Accounts payable	**119,620**	116,612
Accrued liabilities	**265,209**	209,849
Total accounts payable and accrued liabilities	**384,829**	326,461

12. CASH GENERATED FROM OPERATIONS

	Six months ended June 30	
	2006	2005
	RMB'000	*RMB'000*
Profit before taxation	**310,132**	285,362
Adjustments for:		
Depreciation and amortisation	**115,461**	80,341
Loss / (gain) on disposal of property, plant and equipment	**57**	(22)
Interest income	**(28,426)**	(26,164)
Provision for impairment of receivables	**—**	38
Share of results of associated companies	**(6,307)**	(3,078)
Exchange loss and the change of currency translation differences	**3,252**	—
Operating profit before working capital changes	**394,169**	336,477
Decrease / (increase) in current assets:		
Accounts receivable	**(2,937)**	(11,655)
Inventories	**(622)**	(1,519)
Prepayments and other current assets	**(5,952)**	1,337
Due from related parties and associated companies	**(44,409)**	(194,201)
Increase / (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**54,394**	(11,462)
Deferred revenue	**928**	1,977
Due to related parties	**967**	(226)
Taxes payable	**3,518**	(5,451)
Cash generated from operations	**400,056**	115,277

13. COMMITMENTS

(a) Capital commitments

As at June 30, 2006, the Group had the following capital commitments:

	RMB'000
Authorised and contracted for	
— computer system	16,588
Authorised but not contracted for	
— computer system	120,290
Total	136,878

The above capital commitments primarily relate to the acquisition and installation of the new generation traveler service system.

No contracted capital commitments outstanding at June 30, 2006 was denominated in U.S. dollars.

(b) Operating lease commitments

As at June 30, 2006, the Group had the following commitments under operating leases:

	RMB'000
Within one year	37,377
Over 1 year but within 5 years	51,667
Over 5 years	—
Total	89,044

14. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's General Manager. The information reviewed by the General Manager is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2005 and June 30, 2006. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

BUSINESS REVIEW FOR THE FIRST HALF OF 2006

The Group faced various challenges in the first half of 2006. Along with trends of the air transportation liberalization, more and more Chinese commercial airlines joined international aviation alliances and competed in the global market, and the demand for high-level and internationalized information technology solutions has been increasing. Meanwhile, as the commercial airlines are subject to great operation pressure caused by the oil price surge, they have pressing need for costs cut. In addition, following the intensified deregulation and competition in the industry, the operating environment became more open and internationalized. Furthermore, with the extensive application of internet and e-ticket technology, the distribution business model of aviation and travel industry is facing structural change. In response to such challenges, the Group continued to capture opportunities in light of its development strategy and achieved satisfactory results in various areas, including safety in production, technical support, business development, system enhancement, product development and internal management.

The continuing rapid growth of the PRC economy, the increasing booming of the PRC business trips and leisure travel market, the expanding foreign trade and the vibrant international investment in the first half of 2006 continued to boost the steady growth in the PRC aviation and transportation industry. As the dominant supplier of information technology services in the industry, the Company grasped the opportunities. In the first half of 2006, the Company's Electronic Travel Distribution (ETD) system processed approximately 81.6 million bookings on domestic and overseas commercial airlines, representing an increase of approximately 15.7% over the same period in 2005. Among them, bookings on domestic commercial airlines increased by approximately 15.7%, while those on foreign and regional commercial airlines increased by approximately 15.9%. With the joining of Korean Air and KLM Royal Dutch Airlines, the number of foreign and regional commercial airlines using the Company's Airport Passenger Processing (APP) system increased to 39, and the number of travelers processed reached approximately 1,103 thousand.

During the first half of 2006, in addition to enhancement of the functions and the products of its core businesses such as ETD and APP, the Company also made efforts in securing the domestic market and exploring overseas market to expand the market scale and share of its core businesses. Following the use on the Company's ETD and APP systems by private airlines such as Okay Airways and United Eagle Airlines, newly established private airlines such as Eaststar and Lucky Air have also decided to use the Company's systems. Further to the installation of new generation APP front system in Qingdao Airport at the beginning of the year, the installation of this system in Xiamen Airport and Beijing Capital Airport is in progress. With the application of APP system for Air China Limited Company in Frankfurt Airport and Munich Airport and for Air Macau in Taipei Airport, there were 11 foreign and regional airports using the Company's APP system, which processed over 3,253 thousand passengers for Chinese commercial airlines.

In the first half of 2006, increasing emphasis on research and development and combining self development and joint development, the Company improved and upgraded the functions of products to satisfy the growing needs for customized core value services of industry participants such as commercial airlines, airports and travel agencies. In order to meet the needs of commercial airlines in streamlining business workflows, joining aviation alliances, starting-up of hub development and controlling operating costs,the Company's self-developed e-ticket itinerary has paved the way for the comprehensive marketing of e-ticket. The Interline Electronic Ticketing (IET) between Air China Limited Company and Cathay Pacific Airways has also realized. In addition, three major e-ticketing technology solutions, namely Billing and Settlement Plan (BSP) e-ticketing, Airline Direct-sale e-ticketing, and Airline Online e-ticketing, were fully adopted by China Eastern Airlines Limited Company. E-tickets sold amounted to approximately 21.2 million segments in the first half of 2006, representing approximately 27.0% of sales of domestic flight tickets. The technological preparation of system support provided by the Company for Air China Limited Company and Shanghai Airlines Limited Company in joining Star Alliance was accredited by Lufthansa information system. The Company also provided technological preparation for China Southern Airlines Limited Company in joining SkyTeam. The Company's self-developed Common Use Self Service (CUSS) facility which meets the international standards was applied in Beijing Capital Airport to support commercial airlines' hub operation and services. Multi-functional domestic fares auto display products such as electronic fare handbook, transfer fare and auto ticketing were extensively used by various commercial airlines. Product for centralized management of petroleum has played a vital role in cutting fuel cost for commercial airlines. Funnel flight products reduced the system expenses and simplified flight control, providing commercial airlines with a new mode of business cooperation. The airport data services system firstly utilized in Xi'an Airport has showed good effects. The Company developed a series of products catered for major customers based on the geographical and business characteristics of large-scale travel agencies. The Company continued to improve and enrich travel agencies' front-end products, intermediary and back-office MIS and strengthen functions such as graphic design, multi-language, auto-updating and self training etc so as to help travel agencies to operate their businesses more expediently and flexibly.

With the progress the Company achieved in travel products distribution business in the first half of 2006, the Company sold 65.0 thousand hotels' room-nights, representing an increase of 5.5 times over the same period in 2005. For the information technology integration services, the Company has completed projects such as the 101 Project of Beijing Municipal Public Security Bureau and electronic declaration for Beijing Entry-Exit Inspection and Quarantine, accelerating our business development on information safety of aviation in China.

In the first half of 2006, in addition to optimizing the system functions and improving customer service capabilities, the Group aimed at securing the operational stability of infrastructures and improving the safety safeguarding capability by implementation of technological reform projects such as OMSE capacity expansion, open platform and network centralized monitoring. Meanwhile, the Company sought to explore the system resources potential. System processing capability was enhanced by implementation of SAVE technology, and communication expenses were also reduced with the wide application of MATIP technology. The utilization rates of Inventory Control System (ICS), Computer Reservation System (CRS) and APP mainframe systems of the Company were approximately 99.9%, 99.9% and 99.9% respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2006, the Group achieved a profit before tax of RMB310.1 million, representing an increase of 8.7%, compared to the first half of 2005. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB397.2 million, representing an increase of 17.0%, compared to the first half of 2005. Net profit attributable to shareholders of the Company was RMB253.9 million, representing a decrease of 0.3%, compared to the first half of 2005. The decrease in profit of the Group was mainly attributable to the increase of the operating expenses and the enterprise income tax of the Company, net off by the increase of the revenue.

The turnover and results of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.29 for the first half of 2006.

Total revenue

The total revenue of the Group in the first half of 2006 amounted to RMB811.8 million, representing an increase of RMB139.1 million, or 20.7%, from that of RMB672.7 million in the first half of 2005. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 83.0% of the Group's total revenue in the first half of 2006, as compared to 81.2% in the first half of 2005. AIT service revenue increased by 23.4% to RMB673.8 million in the first half of 2006 from RMB546.0 million in the first half of 2005. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 17.0% of the Group's total revenue in the first half of 2006, as compared to 18.8% for the first half of 2005. Data network revenue and other revenue increased by 8.9% to RMB138.0 million in the first half of 2006 from RMB126.7 million for the first half of 2005. The increase was mainly attributable to a rise of other incomes such as hotel distribution.

Net revenue

Net revenue increased by 20.7% to RMB784.3 million in the first half of 2006 from RMB649.6 million in the first half of 2005.

Operating expenses

Total operating expenses increased by RMB110.6 million, or 28.0% to RMB505.7 million in the first half of 2006 from RMB395.2 million in the first half of 2005. The increase in operating expenses is reflected as follows:

- Depreciation and amortization expenses increased by 43.7%, mainly because the Company had purchased additional large-scale mainframe in the second half of 2005;

- Personnel expenses increased by 18.4%, primarily due to an increase in the number of employees in order to support the development of the Group's businesses;

- Technical support and maintenance costs increased by 72.4% after the Company step up the research and development of new products and new technology;

- Commission and marketing expenses increased by 46.6%, mainly due to successful implementation of marketing plans and increased related business; and
- Other operating expenses increased by 9.3%, mainly due to the increase of business development related cost of the Group.

Operating profit

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB24.2 million, or 9.5%, to RMB278.6 million in the first half of 2006 from RMB254.4 million in the first half of 2005.

Enterprise income tax

The enterprise income tax of the Company in the first half of 2006 amounted to RMB48.2 million, representing an increase of RMB25.4 million or a rise of 111.7%, as compared with RMB22.8 million of the first half of 2005. The increase was because the Company paid the enterprise income tax at a rate of 15% in the first half of 2006 while the preferential enterprise income tax rate in 2005 for the Company was 7.5%.

Net profit attributable to shareholders of the Company

As a result of the above factors, the Group's net profit attributable to the shareholders of the Company decreased by RMB0.8 million, or 0.3%, to RMB253.9 million in the first half of 2006 from RMB254.7 million in the first half of 2005.

Liquidity and capital structure

The Group's working capital for the first half of 2006 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB345.6 million.

During the first half of 2006, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2006, cash and cash equivalents of the Group amounted to RMB1,193.3 million, of which 89.6%, 8.4% and 1.9% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Long-term investment

As at June 30, 2006, the Group held RMB100 million of China treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is December 18, 2008.

Charge on assets

As at June 30, 2006, the Group had no charges on its assets.

Capital expenditure

The capital expenditure of the Group totalled RMB64.5 million in the first half of 2006, representing a decrease of RMB2.6 million, as compared to that of RMB67.1 million in the first half of 2005.

The capital expenditure of the Group in the first half of 2006 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's total expected capital expenditure for year 2006 will amount to approximately RMB370.0 million, which is mainly for the development and gradual promotion of the new generation traveler service system and other new businesses.

The sources of funding for the capital expenditure commitments will include the internal cash flow generated from operating activities of the Company.

The Board estimates that the above sources of funding of the Group in 2006 will be sufficient for its capital expenditure commitments and daily operations.

Exchange risks

The Group is exposed to foreign exchange risks related to its capital expenditure as a substantial portion of its capital expenditure in relation to the purchase of imported equipment are expected to be denominated in US dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2006, the gearing ratio of the Group was 13.7% (December 31, 2005: 11.2%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2006.

Contingent liabilities

As at June 30, 2006, the Group had no material contingent liabilities.

Employees

As at June 30, 2006, the total number of employees of the Group was 2,240. Personnel expenses amounted to RMB93.8 million for the first half of 2006, representing 18.5% of the total operating expenses of the Group for the first half of 2006. The remuneration of the Group's employees (including Executive Directors and Staff Reprensentative Supervisors) includes salaries, bonuses and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Reprensentative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2006, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2006

In the second half of 2006, it is anticipated that China's aviation and travel industry will be booming driven by the rapid development of the economy, paving a solid market base for fast growing of the Group. However, high fuel price, growing demand from high-end customers, extensive application of e-ticket, open platform and internet technology, deregulation and competition-encouraging industrial policies are challenges as well as opportunities to the Group. Therefore, abided by its vision of "develop itself through competitions in an open environment", the Group will improve the functions and products of existing system and advance the formation of strategic alliances with leading international companies to jointly develop new generation customer service system; improve the market services, product services and technological support ability to secure the leading position of its core businesses by combining customers' demand with the industry development; proactively develop new businesses such as travel products distribution, e-commerce and data services; further reinforce business information safety and the safeguarding capability of the system by enhancing system technological innovation, perfecting various security workflows and implementing strict emergency management in the light of promoting safety by development; and accelerate the establishment of internal control systems to enhance corporate governance and strategy implementation capability.

INTERIM DIVIDEND

The Board recommends not to pay an interim dividend for the first half of 2006.

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2006, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Capacity	Class and no. of Securities *(Note 1)*	Percentage of respective class of share capital	Percentage of total share capital
Templeton Asset Management Ltd.	Investment Manager	36,143,000 H shares of RMB 1 each (L)	11.63%	4.07%
Matthews International Capital Management, LLC	Investment Manager	28,239,000 H shares of RMB 1 each (L)	9.08%	3.18%
OppenheimerFunds, Inc	Investment Manager	24,888,000 H shares of RMB 1 each (L)	8.01%	2.80%
Platinum Asset Management Limited	Investment Manager	7,202,000 H shares of RMB 1 each (L)	2.32%	0.81%
	Trustee	11,635,000 H shares of RMB 1 each (L)	3.74%	1.28%
JPMorgan Chase & Co.	Investment Manager	16,829,000 H shares of RMB 1 each (L)	5.41%	1.89%
	Custodian	1,893,000 H shares of RMB 1 each (L)	0.61%	0.21%
	(Note 2)	1,893,000 H shares of RMB 1 each (lending pool)	0.61%	0.21%
Shanghai Industrial Investment (Holdings) Company Limited	Controlled Corporation	49,849,000 H shares of RMB 1 each (L) *(Note 3)*	16.04%	5.61%
J.P.Morgan Fleming Asset Management (Asia) Inc.	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%

J.P.Morgan Fleming Asset Management Holdings Inc.	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
JF Asset Management Limited	Investment Manager	22,199,000 H shares of RMB 1 each (L)	7.14%	2.50%
China TravelSky Holding Company	Beneficial owner	198,496,500 Domestic shares of RMB 1 each (L)	34.38%	22.35%
China Southern Air Holding Company	Beneficial owner	116,460,500 Domestic shares of RMB 1 each (L)	20.17%	13.11%
China Eastern Air Holding Company	Beneficial owner	109,414,500 Domestic shares of RMB 1 each (L)	18.95%	12.32%
China National Aviation Holding Company	Beneficial owner	89,433,500 Domestic shares of RMB 1 each (L)	15.49%	10.07%

Notes:

1. *The letter "L" represents long position in the securities.*

2. *The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of JPMorgan Chase & Co..*

3. *According to the corporate substantial shareholders notice of Shanghai Industrial Investment (Holdings) Company Limited, 1,937,000 H shares in which Shanghai Industrial Investment (Holdings) Company Limited is interested are derivative interests.*

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at June 30, 2006, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 to the Listing Rules. None of the Directors, Supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for the six months ended June 30, 2006.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2006, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2006, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2006, and has also discussed among themselves matters including internal control and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance. The Company has adopted the code provisions set out in Appendix 14 "Code on Corporate Governance Practices" (the "Code") to the Listing Rules as its code on corporate governance.

In the first half of 2006, the Company has fully complied with code provisions, with certain deviations from the code provisions D.1.1 and D.1.2 of the Code. The Company has set out respective duties of the Board and the General Manager in its Articles of Association (the "Articles"). However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Articles of the Company has set out respective duties of the Board and the General Manager, and currently the Company has no arrangement detrimental to its interests. Relevant details have been set out in the corporate governance report in 2005 Annual Report.

As the code provisions relating to internal control as set out in the Code on Corporate Governance Practices are applicable to the accounting periods commencing on or after July 1, 2005, the Company will abide by requirements of code provision C.2 of the Code. In the first half of 2006, the Company proactively carried out preparations for review on the internal control of the Company and its subsidiaries, and considered the appointment of an external professional organization as its consultant for subject investigation and research on internal control system of the Company.

For the six months ended June 30, 2006, the Company has adopted the Model Code. After making specific enquiries to the directors, the Company confirms that all directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code during the six months ended June 30, 2006.

By order of the Board
Zhu Yong
Chairman

August 30, 2006

BOARD OF DIRECTORS

Chairman	(appointed on August 26, 2004)
Zhu Yong	Executive Director (appointed on December 5, 2003)
Directors	
Zhu Xiaoxing	Executive Director (General Manager) (appointed on October 12, 2004)
Ding Weiping	Executive Director (Company Secretary) (appointed on December 5, 2003)
Song Jinxiang	Executive Director (appointed on December 5, 2003)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on December 5, 2003)
Gong Guokui	Vice Chairman (appointed on August 24, 2005) Non-executive Director (appointed on August 23, 2005)
Rong Gang	Non-executive Director (appointed on December 5, 2003)
Yang Yatie	Non-executive Director (appointed on December 5, 2003)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003)
Si Yupei	Non-executive Director (appointed on December 5, 2003)
Song Jian	Non-executive Director (appointed on December 5, 2003)
Wu Jiapei	Independent non-executive Director (appointed on December 5, 2003)
Chow Kwok Wah, James	Independent non-executive Director (appointed on December 5, 2003)
Yick Wing Fat, Simon	Independent non-executive Director (appointed on August 23, 2005)

AUDIT COMMITTEE

Wu Jiapei	Chief member (appointed on December 5, 2003)
Chow Kwok Wah, James	Member (appointed on December 5, 2003)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)

STRATEGIC COMMITTEE

Cao Jianxiong	Chief member (appointed on March 11, 2004)
Zhu Yong	Member (appointed on March 11, 2004)
Wang Quanhua	Member (appointed on March 11, 2004)
Gong Guokui	Member (appointed on August 24, 2005)
Rong Gang	Member (appointed on March 11, 2004)
Ding Weiping	Member (appointed on March 11, 2004)

REMUNERATION AND EVALUATION COMMITTEE

Chow Kwok Wah, James	Chief member (appointed on March 11, 2004)
Wu Jiapei	Member (appointed on March 11, 2004)
Yick Wing Fat, Simon	Member (appointed on August 24, 2005)
Wang Quanhua	Member (appointed on March 11, 2004)
Yang Yatie	Member (appointed on March 11, 2004)

SUPERVISORY COMMITTEE

Chairman	(appointed on December 5, 2003)
Li Xiaojun	Supervisor (appointed on December 5, 2003)
Vice Chairman	(appointed on April 28, 2004)
Du Hongying	Supervisor (appointed on December 5, 2003)

SUPERVISORS

Chen Lihong	Supervisor (appointed on December 5, 2003)
Zhang Yakun	Supervisor (appointed on December 5, 2003)
Wang Yongqiang	Supervisor (appointed on December 5, 2003)
Tan Xiaoxu	Staff Representative Supervisor (appointed on December 5, 2003)
Zhang Xin	Staff Reprsentative Supervisor (appointed on December 5, 2003)
Rao Geping	Independent Supervisor (appointed on December 5, 2003)

COMPANY SECRETARY

Ding Weiping	Executive Director

COMPANY'S WEBSITE

www.travelsky.net

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

Shareholders can obtain a copy of this interim report through the website of the Company at (www.travelsky.net).



中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份代號：0696)

2006中期業績報告

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零六年六月三十日止六個月期間的按照國際財務報告準則編製的未經審計之中期業績報告。

簡明綜合資產負債表

(金額單位:人民幣千元)

	附註	二零零六年 六月三十日 未審計	二零零五年 十二月三十一日 已審計
資產			
非流動資產			
物業、廠房及設備,淨值	8	**688,515**	728,325
無形資產,淨值		**10,267**	13,232
於聯營公司的投資		**58,683**	53,854
其他長期投資		**100,000**	100,000
其他長期資產		**16,968**	20,906
		874,433	916,317
流動資產			
存貨		**4,012**	3,390
應收賬款,淨值	9	**64,453**	61,516
應收聯營公司		**8,546**	1,227
應收關聯方款,淨值	10	**316,559**	272,991
預付款項及其他流動資產		**51,142**	48,072
短期銀行存款		**1,781,879**	1,947,277
現金及現金等價物		**1,193,333**	856,811
		3,419,924	3,191,284
資產總值		**4,294,357**	4,107,601

簡明綜合資產負債表 *(續)*

(金額單位：人民幣千元)

	附註	二零零六年六月三十日 未審計	二零零五年十二月三十一日 已審計
權益			
可分配給股東資本及儲備			
實收資本		**888,158**	888,158
儲備	6	**2,014,258**	1,911,454
留存收益			
一建議期末股息	7	**—**	204,276
一其他		**735,143**	584,304
		3,673,559	3,588,192
少數股東權益		**67,628**	61,296
權益合計		**3,705,187**	3,649,488
負債			
流動負債			
應付賬款及預提費用	11	**384,829**	326,461
應付關聯方款		**168,428**	93,981
應交稅金		**33,012**	35,698
遞延收益		**2,901**	1,973
		589,170	458,113
權益及負債合計		**4,294,357**	4,107,601
淨流動資產		**2,830,754**	2,733,171
總資產減流動負債		**3,705,187**	3,649,488

簡明綜合損益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零六年	 二零零五年
收入			
航空信息技術服務		**673,783**	545,956
數據網絡及其他		**137,999**	126,723
總收入	2	**811,782**	672,679
營業稅金及附加		**(27,457)**	(23,126)
淨收入		**784,325**	649,553
營業成本			
折舊及攤銷		**(115,461)**	(80,341)
網絡使用費		**(34,854)**	(32,676)
人工成本		**(93,771)**	(79,228)
經營租賃支出		**(31,464)**	(29,360)
技術支持及維護費		**(48,590)**	(28,182)
佣金及推廣費用		**(89,382)**	(60,988)
其他營業成本		**(92,227)**	(84,375)
總營業成本		**(505,749)**	(395,150)
營業利潤		**278,576**	254,403
財務收入，淨額		**24,950**	26,164
應佔聯營公司收益		**6,307**	3,078
其他收入淨額		**299**	1,717
稅前利潤	3	**310,132**	285,362
所得稅	4	**(48,218)**	(22,777)
除稅後利潤		**261,914**	262,585
可分配利潤			
公司股東		**253,866**	254,669
少數股東權益		**8,048**	7,916
		261,914	262,585
對公司股東的每股盈利，基本及攤薄(人民幣元)	5	**0.29**	0.29

簡明綜合權益變動表

(金額單位：人民幣千元)

	未審計				
	可分配給股東的資本及儲備			少數	
	實收資本	儲備留存	收益	股東權益	合計
二零零五年一月一日餘額，重編前	888,158	1,719,540	628,929	—	3,236,627
二零零五年一月一日餘額，單獨列示的少數股東權益	—	—	—	49,456	49,456
二零零五年一月一日餘額，重編後	888,158	1,719,540	628,929	49,456	3,286,083
本期間利潤	—	—	254,669	7,916	262,585
分派二零零四年股利	—	—	(177,631)	—	(177,631)
附屬公司分派股利予少數股東	—	—	—	(3,395)	(3,395)
轉入儲備	—	88,231	(88,231)	—	—
二零零五年六月三十日餘額	888,158	1,807,771	617,736	53,977	3,367,642

	未審計				
	可分配給股東的資本及儲備			少數	
	實收資本	儲備留存	收益	股東權益	合計
二零零六年一月一日餘額	888,158	1,911,454	788,580	61,296	3,649,488
本期間利潤	—	—	253,866	8,048	261,914
分派二零零五年股利	—	—	(204,276)	—	(204,276)
附屬公司分派股利予少數股東	—	—	—	(1,716)	(1,716)
外幣報表折算差異	—	(223)	—	—	(223)
轉入儲備	—	103,027	(103,027)	—	—
二零零六年六月三十日餘額	888,158	2,014,258	735,143	67,628	3,705,187

簡明綜合現金流量表

(金額單位：人民幣千元)

	附註	未審計 截至六月三十日止六個月 二零零六年	二零零五年
經營活動之現金流量			
經營活動提供之現金	12	**400,056**	115,277
企業所得稅支出		**(54,422)**	(20,402)
經營活動提供之現金流量淨額		**345,634**	94,875
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(70,106)**	(78,526)
短期銀行存款減少(增加)		**165,398**	(1,159,608)
利息收入		**36,488**	40,683
自聯營公司之股息收入		**—**	205
出售物業、廠房及設備所得款項		**96**	223
投資聯營公司所支付的現金		**(5,000)**	(3,000)
投資活動提供(使用)之現金流量淨額		**126,876**	(1,200,023)
融資活動之現金流量			
支付股息		**(132,513)**	(63,966)
融資活動使用之現金流量淨額		**(132,513)**	(63,966)
匯率變動對現金及現金等價物的影響額		**(3,475)**	—
現金及現金等價物增加(減少)淨額		**336,522**	(1,169,114)
現金及現金等價物，期初餘額		**856,811**	2,236,843
現金及現金等價物，期末餘額		**1,193,333**	1,067,729

未經審計的簡明綜合財務報表附註

(除另有說明外,所有金額以人民幣元為單位)

1. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下編製的,符合國際財務報告準則,並已經本公司審核委員會審閱。會計政策與截至二零零五年十二月三十一日止年度財務報表所採用的一致。

2. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自公司股東。

3. 除稅前利潤

除稅前利潤已扣除及計入下列各項:

	截至六月三十日止六個月	
	二零零六年	二零零五年
	人民幣千元	*人民幣千元*
已扣除:		
折舊	**110,845**	76,042
攤銷	**4,616**	4,299
出售物業、廠房及設備的虧損/(收益)	**57**	(22)
經營租賃支出	**31,464**	29,360
計提減值撥備	**—**	38
存貨銷售成本	**4,970**	2,266
定額退休金計劃的供款	**7,620**	6,312
核數師酬金	**1,125**	905
匯兑損失	**3,475**	776
住房公基金供款	**7,148**	3,678
研究與開發費用	**93,883**	68,871
已計入:		
利息收入	**(28,426)**	(26,164)

4. 稅項

根據中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編製的本公司法定賬目所載應課稅收入的33%作為企業所得稅。然而，本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，自二零零三年一月一日至二零零五年十二月三十一日止期間內按照7.5%的優惠稅率繳納企業所得稅，期滿後按15%的稅率繳納。該稅收優惠於二零零五年十二月三十一日期滿，截至二零零六年六月三十日止六個月期間按15%稅率繳納。

本公司的附屬公司享有介乎7.5%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干稅項減免。

資產負債表中各項資產與負債其賬面值與各自稅基之間不存在重大的暫時性差異，因此在各資產負債日不計提遞延稅項。

5. 每股盈利

截至二零零六年及二零零五年六月三十日止兩個期間的每股盈利是通過將可分配予公司股東的利潤人民幣253,866,000元及人民幣254,669,000元分別除以已發行的普通股股數888,157,500股計算得出。

截至二零零六年及二零零五年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

6. 儲備

本公司已按二零零五年淨利潤的20%（人民幣102,779,000元）提取了任意盈餘公積金。



7. 股利分配

在二零零六年五月二十五日股東年會上通過了派發二零零五年末期股息每股人民幣0.230元，合共人民幣204,276,225元。該等股息已計入截至二零零六年六月三十日止六個月期間股東權益，並列作留存收益的分配。

8. 物業、廠房及設備

截至二零零六年六月三十日止六個月期間，本集團新購物業，廠房及設備價值約為人民幣62,942,000元。

9. 應收帳款，淨值

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零六年六月三十日	二零零五年十二月三十一日
	人民幣千元	*人民幣千元*
六個月以內	**45,630**	42,694
六個月至一年	**6,624**	5,033
一年至二年	**6,930**	14,280
二年至三年	**5,902**	142
三年以上	**1,122**	1,122
應收帳款合計	**66,208**	63,271
減值撥備	**(1,755)**	(1,755)
應收帳款，淨值	**64,453**	61,516

10. 應收關聯方款，淨值

與關聯公司的往來餘額為與貿易相關、無抵押、免息及一般須於六個月內償還。

應收關聯方款的帳齡分析如下：

	二零零六年六月三十日 人民幣千元	二零零五年十二月三十一日 *人民幣千元*
六個月以內	**285,670**	267,399
六個月至一年	**24,909**	3,932
一年至二年	**8,560**	5,152
二年至三年	**1,571**	1,005
三年以上	**1,234**	888
應收關聯方款合計	**321,944**	278,376
減值撥備	**(5,385)**	(5,385)
應收關聯方款，淨值	**316,559**	272,991

11. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零六年六月三十日 人民幣千元	二零零五年十二月三十一日 *人民幣千元*
六個月以內	**32,023**	60,549
六個月至一年	**55,356**	12,938
一年至二年	**8,501**	2,978
二年至三年	**4,589**	12,121
三年以上	**19,151**	28,026
應付帳款合計	**119,620**	116,612
預提費用	**265,209**	209,849
應付帳款及預提費用合計	**384,829**	326,461

12. 經營活動提供之現金

	截至六月三十日止六個月	
	二零零六年	二零零五年
	人民幣千元	*人民幣千元*
稅前利潤	**310,132**	285,362
就下列各項調整：		
折舊及攤銷	**115,461**	80,341
出售物業、廠房及設備虧損／(收益)	**57**	(22)
利息收入	**(28,426)**	(26,164)
計提減值撥備	**—**	38
應佔聯營公司收益	**(6,307)**	(3,078)
匯兑損失及外幣報表折算差額變動	**3,252**	—
營運資金改變前之經營利潤	**394,169**	336,477
流動資產減少／(增加)：		
應收賬款	**(2,937)**	(11,655)
存貨	**(622)**	(1,519)
預付款項及其他流動資產	**(5,952)**	1,337
應收聯營及關聯方款	**(44,409)**	(194,201)
流動負債增加／(減少)：		
應付賬款及預提費用	**54,394**	(11,462)
遞延收益	**928**	1,977
應付關聯方款	**967**	(226)
應交稅金	**3,518**	(5,451)
經營活動提供之現金	**400,056**	115,277

13. 承諾事項

(a) 資本性支出承諾

於二零零六年六月三十日，本集團有以下資本性支出承諾：

	人民幣千元
已授權且訂約－計算機系統	16,588
已授權但未訂約－計算機系統	120,290
合計	136,878

上文所述的資本性支出承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零六年六月三十日上述已訂約的資本性支出承諾中無以美元計價的。

(b) 經營租賃承諾

於二零零六年六月三十日，本集團有以下經營租賃承諾：

	人民幣千元
一年內	37,377
一年至五年	51,667
五年以上	—
合計	89,044

14. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務等。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的數據與合併財務報表所載數據一致。本集團截至二零零六年及二零零五年六月三十日止期間並無編製任何分部報表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

二零零六年上半年業務回顧

二零零六年上半年，伴隨國際航空運輸自由化地深入，中國商營航空公司紛紛加入國際航空聯盟、參與國際競爭，對信息技術解決方案的需求日益國際化、高端化；伴隨國際油價的不斷攀升，沉重的運營壓力使得商營航空公司迫切要求降低成本；伴隨產業環境進一步向放鬆管制、鼓勵競爭的方向發展，經營環境進一步國際化、開放化；伴隨互聯網技術和電子客票技術的大規模應用，航空旅遊分銷的商務模式正在醞釀變革。為抓住機遇，應對挑戰，二零零六年上半年，本集團以發展戰略為導向，在安全生產、技術支持服務、業務發展、系統改造挖潛、新產品開發和內部管理等方面，積極推動各項工作，取得了良好業績。

二零零六年上半年，持續快速增長的中國經濟、日益繁榮發展的中國商務旅行和休閒旅遊市場、不斷擴大的對外貿易及活躍的國際投資仍然繼續推動著中國航空運輸市場的穩步增長。作為中國航空旅遊業信息技術服務的主導供應商，本公司搶抓機遇，二零零六年上半年，本公司的電子旅遊分銷(ETD)系統處理的國內外商營航空公司的航班訂座量約81.6百萬人次，較二零零五年同期增長了約15.7%。其中處理中國商營航空公司的航班訂座量增長了約15.7%，處理外國及地區商營航空公司的航班訂座量增長了約15.9%。隨著大韓航空公司、荷蘭皇家航空公司等外國商營航空公司的加入，使用本公司機場旅客處理(APP)系統的外國及地區商營航空公司總數增至39家，處理的旅客量約1,103千人次。

二零零六年上半年，本公司在繼續完善ETD、APP等核心業務功能和產品的同時，亦大力鞏固國內市場，開拓海外市場，不斷努力擴大核心業務的市場規模和佔有率。繼奧凱、鷹聯等民營航空公司加盟本公司ETD、APP系統之後，東星、祥鵬等新成立的民營航空公司亦決定加盟本公司；繼年初新一代APP前端系統在青島機場投產後，亦正在廈門、首都等機場建設實施；本公司完成了中國國際航空股份有限公司在法蘭克福、慕尼黑機場和澳門航空公司在台北機場的APP系統投產工作，使得中國商營航空公司已在11家國外或地區機場使用本公司APP系統，處理的旅客量逾3,253千人次。

二零零六年上半年，本公司繼續加大研發力度，將自主研發和聯合開發相結合，繼續改善和提升產品性能，以滿足商營航空公司、機場、旅遊分銷代理人、旅行社等行業參與者日益增長的核心價值服務方面的個性化需求。為滿足商營航空公司簡化商務流程、加入航空聯盟、開展樞紐建設、控制運營成本等方面的需求：本公司自主開發的電子客票行程單系統，為電子客票的全面推廣創造了條件；實現了中國國際航空股份有限公司和國泰航空公司之間的電子客票聯運；中國東方航空股份有限公司全面使用本公司自主開發的BSP電子客票、航空公司直銷電子客票、航空公司網站電子客票三大電子客票技術解決方案；二零零六年上半年已經銷售電子客票約21.2百萬航段，約佔國內航班座位銷售量的27.0%。本公司為中國國際航空股份有限公司、上海航空股份有限公司加入星空聯盟提供系統支持的技術準備獲得漢莎信息系統的認證，為支持中國南方航空股份有限公司加入天合聯盟提供技術準備。本公司自主開發的符合國際標準的自助值機設施在首都機場投產，支持商營航空公司樞紐運營和服務。本公司集電子運價手冊、中轉運價、自動出票等多功能的國內運價自動發佈產品，已被多家商營航空公司廣泛使用；集中油量管理產品對商營航空公司節約燃油成本發揮了重要作用；虛擬航班產品減少了系統開銷，簡化了航班控制，為商營航空公司提供了新的商務合作模式。機場數據服務系統在西安機場首次應用，收效良好。針對規模較大旅遊分銷代理人的區域性和業務特點，開發了面向大客戶的系列產品；繼續完善和豐富旅遊分銷代理人前端產品和中後台管理信息系統，強化對圖形化、多語言、自動更新、自助培訓等功能的完善，幫助旅遊分銷代理人、旅行社更加方便、靈活地經營業務。

二零零六年上半年，本公司的旅遊產品分銷業務也取得了一定進展，銷售的酒店房間量約65.0千間夜，較二零零五年同期增長了5.5倍。在信息技術集成服務方面，完成了北京市公安局101工程、北京出入境檢驗檢疫局電子申報等工程，從而促進了本公司在中國航空信息安全方面的業務進展。

二零零六年上半年，本集團在優化系統性能、提升客戶服務能力的同時，亦通過OMSE資源擴容、開放平台和網絡集中監控等技術改造項目的實施，保障基礎設施的穩定運行，增強安全保障能力。同時本公司亦致力於挖掘系統資源的潛力，SAVE技術的實施，提高了系統處理能力，MATIP技術的廣泛應用，節約了通訊費用。本公司的供應控制系統(ICS)、計算機訂票系統(CRS)和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

管理層對財務狀況和經營表現的討論及分析

概述

二零零六年上半年，本集團稅前利潤人民幣310.1百萬元，較二零零五年上半年增長了8.7%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣397.2百萬元，較二零零五年上半年增加了17.0%。公司股東應得利潤人民幣253.9百萬元，較二零零五年上半年減少了0.3%。本集團盈利減少，主要是由於在收入增加的同時，營業成本及企業所得稅等費用大幅增加所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零六年上半年每股盈利人民幣0.29元。

總收入

本集團二零零六年上半年總收入為人民幣811.8百萬元，較二零零五年上半年總收入人民幣672.7百萬元，增長了人民幣139.1百萬元或20.7%，總收入的增長主要是由於本集團業務量增長所致。總收入的增長反映在下列各項中：

- 航空信息技術服務收入佔本集團二零零六年上半年總收入的83.0%；二零零五年上半年為81.2%。航空信息技術服務收入由二零零五年上半年的人民幣546.0百萬元增加至二零零六年上半年的人民幣673.8百萬元，增加了23.4%。該項增加主要是由於航空旅客量增長所致。

- 數據網絡及其他收入佔本集團二零零六年上半年總收入的17.0%，二零零五年上半年為18.8%。數據網絡及其他收入由二零零五年上半年的人民幣126.7百萬元增加至二零零六年上半年的人民幣138.0百萬元，增加了8.9%。該項增加主要是酒店分銷等其他收入增加所致。

淨收入

淨收入由二零零五年上半年的人民幣649.6百萬元增加至二零零六年上半年的人民幣784.3百萬元，增加了20.7%。

營業成本

二零零六年上半年總營業成本為人民幣505.7百萬元，較二零零五年上半年的人民幣395.2百萬元，增加了人民幣110.6百萬元或28.0%。營業成本增長亦反映在以下各項中：

- 折舊及攤銷費用增加了43.7%，主要是本公司於二零零五年下半年新購置的大型主機設備所致；

- 人工成本增加了18.4%，主要是由於為支持本集團業務發展而增加了員工數量；

- 由於本公司繼續加大新產品和新技術研發力度，從而使技術支持及維護費增加了72.4%；

- 佣金及推廣費用增加了46.6%，主要是市場推廣計劃的成功實施及相關業務量的增加所致；及
- 其他營業成本增加了9.3%，主要是由於本集團業務拓展增加了相應的成本開支。

營業利潤

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零五年上半年的人民幣254.4百萬元增加至二零零六年上半年的人民幣278.6百萬元，增加了人民幣24.2百萬元或9.5%。

企業所得稅

二零零六年上半年，本公司企業所得稅費用為人民幣48.2百萬元，較二零零五年上半年的人民幣22.8百萬元，增加了人民幣25.4百萬元或111.7%，主要是由於本公司於二零零六年上半年按15%的稅率繳納企業所得稅，而本公司於二零零五年是按7.5%的優惠稅率繳納企業所得稅。

公司股東應得利潤

由於上述因素，本集團公司股東應得利潤由二零零五年上半年的人民幣254.7百萬元減少至二零零六年上半年的人民幣253.9百萬元，減少了人民幣0.8百萬元或0.3%。

變現能力與資本結構

本集團二零零六年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣345.6百萬元。

二零零六年上半年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零六年六月三十日，本集團的現金及現金等價物為人民幣1,193.3百萬元，其中分別89.6%、8.4%及1.9%以人民幣、美元及港幣計價。

長期投資

於二零零六年六月三十日，本集團持有人民幣1億元的國債。該國債年利率為3%，到期日為二零零八年十二月十八日。

資產抵押

於二零零六年六月三十日，本集團並無任何資產抵押。

資本開支

本集團二零零六年上半年的總資本開支為人民幣64.5百萬元，較二零零五年上半年的人民幣67.1百萬元，減少了人民幣2.6百萬元。

本集團二零零六年上半年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零六年全年所需的計劃總資本開支約為人民幣370.0百萬元，主要用於開發及逐步推行新一代旅客服務系統及其他新業務。

資本開支計劃的資金來源將包括本公司運營活動產生的內部現金流量。

董事會預計二零零六年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

外匯風險

本集團承受有關資本開支的外匯風險，因佔其大部份資本開支的進口設備以美元購買。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零六年六月三十日，本集團之資產負債比率為13.7%(二零零五年十二月三十一日：11.2%)，該比率是通過將本集團於二零零六年六月三十日的總負債除以總資產而得出。

或有負債

於二零零六年六月三十日，本集團並無重大或有負債。

員工

於二零零六年六月三十日，本集團的員工總數為2,240名。二零零六年上半年的人工成本為人民幣93.8百萬元，佔本集團二零零六年上半年總營業成本的18.5%。本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工(包括執行董事及職工代表監事)的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

二零零六年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

二零零六年下半年展望

二零零六年下半年，預計中國經濟的快速發展將繼續支持航空旅遊業的全面繁榮，從而為本集團的快速發展奠定了市場基礎。然而國際油價的高位運行，高端客戶需求的日益增長，電子客票、開放平台技術、互聯網技術的廣泛應用，逐步放鬆管制、鼓勵競爭的產業政策，為本集團帶來挑戰的同時，也提供了發展機遇。為此本集團將繼續秉承在開放中競爭、在競爭中發展的理念，在繼續完善現有系統功能和產品的同時，推進與一流國際性公司的戰略聯盟合作，共同發展新一代民航旅客服務系統；將客戶需求和行業發展相結合，全面提升市場服務、產品服務和技術支持能力，以維持核心業務的主導地位；積極發展旅遊產品分銷、電子商務、數據服務等新業務；以發展促安全，加強系統技術創新，完善各類保障流程，嚴格應急管理，強化商務信息安全，進一步提高系統的安全保障能力；推進內部監控體系建設，強化企業管治，提升戰略執行能力。

中期股息

董事會建議本公司二零零六年上半年不派發中期股息。

主要股東

於二零零六年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊而持有本公司相應類別股本5%或以上的主要股東如下：

股東名稱	身份	證券類別及數目(附註1)	佔相應類別股本的比例(%)	佔總股本的比例(%)
Templeton Asset Management Ltd.	投資經理	每股面值人民幣1元的36,143,000股H股(L)	11.63%	4.07%
Matthews International Capital Management, LLC	投資經理	每股面值人民幣1元的28,239,000股H股(L)	9.08%	3.18%
OppenheimerFunds, Inc	投資經理	每股面值人民幣1元的24,888,000股H股(L)	8.01%	2.80%
Platinum Asset Management Limited	投資經理	每股面值人民幣1元的7,202,000股H股(L)	2.32%	0.81%
	受託人	每股面值人民幣1元的11,635,000股H股(L)	3.74%	1.28%
JPMorgan Chase & Co.	投資經理	每股面值人民幣1元的16,829,000股H股(L)	5.41%	1.89%
	保管人	每股面值人民幣1元的1,893,000股H股(L)	0.61%	0.21%
	(附註2)	每股面值人民幣1元的1,893,000股H股(可供借出的股份)	0.61%	0.21%
上海實業投資(控股)有限公司	受控法團	每股面值人民幣1元的49,849,000股H股(L) *(附註3)*	16.04%	5.61%
J.P.Morgan Fleming Asset Management (Asia) Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%

J.P.Morgan Fleming Asset Management Holdings Inc.	投資經理	每股面值人民幣1元的 22,199,000股H股(L)	7.14%	2.50%
JF Asset Management Limited	投資經理	每股面值人民幣1元的 22,199,000股H股(L)	7.14%	2.50%
中國民航信息集團公司	實益擁有人	每股面值人民幣1元的 198,496,500股內資股(L)	34.38%	22.35%
中國南方航空集團公司	實益擁有人	每股面值人民幣1元的 116,460,500股內資股(L)	20.17%	13.11%
中國東方航空集團公司	實益擁有人	每股面值人民幣1元的 109,414,500股內資股(L)	18.95%	12.32%
中國航空集團公司	實益擁有人	每股面值人民幣1元的 89,433,500股內資股(L)	15.49%	10.07%

附註:

1. *字母「L」代表該等證券的好倉。*

2. *JPMorgan Chase & Co. 發出的《法團大股東通知》中並未列出持有該等證券的身份。*

3. *根據上海實業投資(控股)有限公司發出的《法團大股東通知》,上海實業投資(控股)有限公司的1,937,000股H股所擁有的權益為衍生權益。*

董事及監事擁有的本公司股本權益

於二零零六年六月三十日，概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相關法團)擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄10所載的《上市公司董事進行證券交易的標準守則》(「《標準守則》」)須知會本公司及聯交所的任何權益。截至二零零六年六月三十日止六個月期間，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相關法團(定義見《期貨條例》第XV部所指的相關法團)的証券的權利。

委託存款及逾期定期存款

於二零零六年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購回、出售或贖回證券

二零零六年上半年，本集團並無購回、出售或贖回任何本公司的上市證券。

審核委員會

本公司審核委員會已與公司管理層一同討論並審閱了本集團截至二零零六年六月三十日止六個月的未經審計的中期業績，並就內部監控及財務申報等事宜進行了討論。

企業管治

本公司致力建立和維持高水準的企業管治。本公司已採納《上市規則》附錄十四《企業管治常規守則》中的守則條文，作為本公司的企業管治守則。

二零零六年上半年，本公司已完全遵守守則條文，當中只有部分地方偏離了守則條文D.1.1及D.1.2項，本公司《章程》已列出董事會和總經理各自的職權，本公司未有另外就其他轉授予管理層的職能及管理層的權力訂立具體的指引，並未完全遵守守則條文D.1.1及D.1.2項。董事會認為本公司《章程》已列出董事會和總經理各自的職權，本公司現時安排並無損害公司利益。有關詳情已載於《二零零五年年報》的企業管治報告內。

鑒於《企業管治常規守則》中有關內部監控的守則條文於二零零五年七月一日或之後開始的會計期間生效，本公司將遵循守則條文C.2項的要求。二零零六年上半年，本公司已積極開展檢討本公司及子公司的內部監控的準備工作，並考慮外聘專業機構作為本公司的內部監控系統立項調研的諮詢顧問。

截至二零零六年六月三十日止六個月期間，本公司一直採納《標準守則》在向所有董事作出特定查問後，本公司確認全體董事於截至二零零六年六月三十日止六個月期間完全遵從《標準守則》及其行為守則規定有關董事的證券交易的標準。

承董事會命
朱永
董事長

二零零六年八月三十日

董事會

董事長　(於二零零四年八月二十六日獲委任)

朱　永　執行董事(於二零零三年十二月五日獲委任)

董事

朱曉星　執行董事(總經理)(於二零零四年十月十二日獲委任)
丁衛平　執行董事(公司秘書)(於二零零三年十二月五日獲委任)
宋金箱　執行董事(於二零零三年十二月五日獲委任)
王全華　副董事長、非執行董事(於二零零三年十二月五日獲委任)
曹建雄　副董事長、非執行董事(於二零零三年十二月五日獲委任)
宮國魁　副董事長(於二零零五年八月二十四日獲委任)、
　　　　非執行董事(於二零零五年八月二十三日獲委任)
榮　剛　非執行董事(於二零零三年十二月五日獲委任)
楊亞鐵　非執行董事(於二零零三年十二月五日獲委任)
李曉光　非執行董事(於二零零三年十二月五日獲委任)
司玉佩　非執行董事(於二零零三年十二月五日獲委任)
宋　箭　非執行董事(於二零零三年十二月五日獲委任)
烏家培　獨立非執行董事(於二零零三年十二月五日獲委任)
周國華　獨立非執行董事(於二零零三年十二月五日獲委任)
易永發　獨立非執行董事(於二零零五年八月二十三日獲委任)

審核委員會

烏家培　主任委員(於二零零三年十二月五日獲委任)
周國華　委員(於二零零三年十二月五日獲委任)
易永發　委員(於二零零五年八月二十四日獲委任)

戰略委員會

曹建雄　主任委員（於二零零四年三月十一日獲委任）
朱　永　委員（於二零零四年三月十一日獲委任）
王全華　委員（於二零零四年三月十一日獲委任）
宮國魁　委員（於二零零五年八月二十四日獲委任）
榮　剛　委員（於二零零四年三月十一日獲委任）
丁衛平　委員（於二零零四年三月十一日獲委任）

薪酬與考核委員會

周國華　主任委員（於二零零四年三月十一日獲委任）
烏家培　委員（於二零零四年三月十一日獲委任）
易永發　委員（於二零零五年八月二十四日獲委任）
王全華　委員（於二零零四年三月十一日獲委任）
楊亞鐵　委員（於二零零四年三月十一日獲委任）

監事會

主席　（於二零零三年十二月五日獲委任）
李曉軍　監事（於二零零三年十二月五日獲委任）

副主席　（於二零零四年四月二十八日獲委任）
杜紅鷹　監事（於二零零三年十二月五日獲委任）

監事

陳立宏　監事（於二零零三年十二月五日獲委任）
張亞坤　監事（於二零零三年十二月五日獲委任）
王永強　監事（於二零零三年十二月五日獲委任）
譚曉煦　職工代表監事（於二零零三年十二月五日獲委任）
張　欣　職工代表監事（於二零零三年十二月五日獲委任）
饒戈平　獨立監事（於二零零三年十二月五日獲委任）

公司秘書

丁衛平　執行董事

公司網址

www.travelsky.net

核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

法律顧問

香港法律：

趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：

北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯絡方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30樓3005-3007室

上市地點

香港聯合交易所有限公司
股票代號：696

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(www.travelsky.net)取得本中期業績報告副本。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular does not constitute an offer or invitation to subscribe for or purchase any securities nor is it calculated to invite any such offer or invitation.

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


中国航信
TravelSky

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

BONUS ISSUE OF SHARES, AMENDMENTS TO ARTICLES OF ASSOCIATION, GRANT OF GENERAL MANDATE, APPOINTMENT OF DIRECTORS AND NOTICES OF AGM AND CLASS MEETINGS

A letter from the Board is set out on pages 1 to 10 of this circular.

Notices convening the AGM and the Class Meetings to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China on 5 June 2007 are set out on pages 11 to 19 of this circular. Whether or not you intend to be present at the said meeting(s), you are requested to complete the accompanying forms of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H shares) or the registered office of the Company at Floor 18-20, South Wing, Park C, Raymon InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing 100080, the PRC (in case of holders of domestic shares), no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the relevant meeting or any adjournment thereof if you so wish.

18 April 2007

CONTENTS

The expected timetable is shown below:

	2007
Last day of dealings in H Shares cum-entitlement to the Bonus H Shares and the Dividends	2 May
First day of dealing in H Shares ex-entitlements to the Bonus H Shares and the Dividends	3 May
Latest time for lodging transfer of H Shares (to qualify for entitlement to the Bonus H Shares and the Dividends)	4:30 p.m. on 4 May
Closure of register of holders of H Shares	7 May to 5 June (both days inclusive)
Latest time for lodging forms of proxy for the AGM	10:00 a.m. on 4 June
Record Date for determination of entitlement to the Bonus Shares and the Dividends	5 June
AGM and the Class Meetings	10:00 a.m. on 5 June
Register of holders of H Shares re-opens	6 June
Announcement of results of the AGM	6 June
Despatch of the certificates for the Bonus H Shares and payment of the Dividends	26 June
Commencement of dealings in the Bonus H Shares	28 June

Note: All times in this circular refer to Hong Kong time.

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at 10:00 a.m. on 5 June 2007 for the purpose of, among other things, approving the Bonus Issue, (including the proposed amendments to the Articles of Association), the grant of the General Mandate and the proposed appointment of the Directors, and the notice of which is set out on pages 11 to 15 of this circular
"Articles of Association"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Bonus Domestic Shares"	577,303,500 new Domestic Shares to be allotted and issued pursuant to the Bonus Issue
"Bonus H Shares"	310,854,000 new H Shares to be allotted and issued pursuant to the Bonus Issue
"Bonus Issue"	the proposed issue of Bonus Shares to the shareholders of the Company on the basis of one Bonus Share for one Share held on the Record Date upon and subject to the terms of this circular
"Bonus Shares"	888,157,500 new Shares to be allotted and issued pursuant to the Bonus Issue
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Class Meetings"	the class meeting for holders of H Shares to be held immediately after the conclusion of the AGM and the class meeting for holders of Domestic Shares to be held immediately after the conclusion of the said class meeting for holders of H Shares, the respective notices of which are set out on pages 15 to 19 of this circular
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States

"Company Law"	the Company Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on 29 December 1993 and effective on 1 July 1994, as amended, supplemented or otherwise modified from time to time
"Dividends"	the proposed cash dividend of RMB195,394,650 in aggregate or RMB0.22 per Share
"Directors"	the directors of the Company
"Domestic Shares"	domestic shares of RMB 1 each in the capital of the Company
"General Mandate"	a general and unconditional mandate proposed to be granted to the Directors to exercise the power of the Company to allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM
"Group"	the Company and its subsidiaries
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"H Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Latest Practicable Date"	16 April 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC" or "China"	the People's Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
"Record Date"	5 June 2007, the record date by reference to which entitlements to the Bonus Issue and the Dividends will be determined

"Registrar"	the Hong Kong branch share registrar of the Company, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Share(s)"	shares of RMB 1 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"%"	per cent.

For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1 = RMB1.00 and US$1 = HK$7.80 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.


中国航信
TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Zhu Yong *(Chairman)*
Zhu Xiaoxing
Ding Weiping
Song Jinxiang
Wang Quanhua #
Cao Jianxiong #
Gong Guokui #
Rong Gang #
Sun Yongtao #
Liu Dejun #
Xia Yi #
Song Jian #
Chow Kwok Wah, James ##
Yick Wing Fat, Simon ##
Yuan Yaohui ##

\# *Non-executive Directors*
\## *Independent non-executive Directors*

Registered office:
Floor 18-20, South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
the PRC

18 April 2007

To the Shareholders

Dear Sir / Madam

**BONUS ISSUE OF SHARES,
AMENDMENTS TO ARTICLES OF ASSOCIATION,
GRANT OF GENERAL MANDATE,
APPOINTMENT OF DIRECTORS
AND
NOTICES OF AGM AND CLASS MEETINGS**

INTRODUCTION

As set out in the Company's results announcement for the year ended 31 December 2006 dated 28 March 2007, the Board proposed a declaration of the Dividends and the Bonus Issue to the shareholders of the Company, whose names appear on the register of members of the Company on the Record Date, on the basis

of one Bonus Share for one Share then held. The Board also proposes to amend the Articles of Association to, among other matters, reflect the increase in the registered capital of the Company consequential to the Bonus Issue.

As set out in the Company's announcement dated 29 March 2007, two Directors (namely Mr Cao Jianxiong and Mr Chow Kwok Wah, James) will resign from their respective offices of a non-executive Director and an independent non-executive Director with effect from the conclusion of the AGM and Mr Luo Chaogeng and Mr Chua Keng Kim are proposed to be appointed as a non-executive Director and an independent non-executive Director respectively. Their proposed appointment would also be considered in the AGM.

The Board also proposes that the General Mandate be granted to the Directors at the AGM.

The purpose of this circular is to provide you with, among other things, (i) details of the Bonus Issue, (ii) details of the proposed amendments to the Articles of Association, (iii) details of proposed grant of the General Mandate, (iv) the biographical and other details of Mr Luo Chaogeng and Mr Chua Keng Kim, and (v) notices of the AGM and the Class Meetings.

BONUS ISSUE

The Board proposed a declaration of the Dividends and the Bonus Issue to the shareholders of the Company. Holders of H Shares and Domestic Shares whose names appear on the register of holders of H Shares and the register of holders of Domestic Shares of the Company respectively on the Record Date will be entitled to the Dividends and the Bonus Issue. Subject to the fulfillment of the conditions set out in the paragraph headed "Conditions of the Bonus Issue" below, the Bonus Issue will be made by conversion of capital surplus (share premium reserve) amounting to RMB888,157,500 into paid-in capital, on the basis of one Bonus Share for one Share then held.

Conditions of the Bonus Issue

The Bonus Issue is conditional upon the following:

(i) the passing of the special resolution to approve the Bonus Issue at the respective AGM and the Class Meetings; and

(ii) in respect of the Bonus H Shares, the Listing Committee of the Stock Exchange granting or agreeing to grant the listing of, and permission to deal in, the Bonus H Shares.

Basis of the Bonus Issue

The Bonus Issue will be made on the basis of one Bonus Share, credited as fully paid, for one Share held by the shareholders of the Company whose names appear on the register of members of the Company on the Record Date.

Status of the Bonus Shares

The Bonus Shares will, subject to the Articles of Association, rank pari passu in all respects with the Shares in issue on the date of issue. Holders of the Bonus Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date on which the Bonus Shares are allotted and issued, but will not be entitled to the Dividends and dividends declared by the Company before the date of allotment and issue of the Bonus Shares.

Fractions of the Bonus Shares

Given the Bonus Issue will be made on the basis of one Bonus Share, credited on fully paid, for one Share held on the Record Date, there will be no fraction of the Bonus Shares.

Effect to the shareholding on the Bonus Issue

Based on 888,157,500 Shares in issue as at the Latest Practicable Date, comprising 577,303,500 Domestic Shares and 310,854,000 H Shares, and on the assumptions that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Record Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions of the Bonus Issue" above, the total number of Bonus Shares to be issued pursuant to the Bonus Issue will be 888,157,500, in which 310,854,000 Bonus H Shares will be issued to the holders of H Shares and 577,303,500 Bonus Domestic Shares will be issued to the holders of Domestic Shares. It is proposed that the Bonus Issue will be made by conversion of capital surplus (share premium reserve) amounting to RMB888,157,500 into paid-in capital. The Bonus Shares represent 100% of the existing issued share capital of the Company and 50% of the issued share capital of the Company as enlarged by the issue of the Bonus Shares.

Share certificates

Subject to the fulfillment of the conditions of the Bonus Issue as set out in the paragraph headed "Conditions of the Bonus Issue" above, and in the absence of any specific instruction to the contrary received in writing by the Registrar, certificates in respect of the Bonus H Shares will be sent to the persons entitled thereto at their respective addresses shown in the register of holders of H Shares of the Company or in the case of joint holders, to the address of the joint holder whose name stands first in the register of holders of H Shares of the Company in respect of the joint holding. It is expected that certificates for the Bonus Shares will be posted to those entitled thereto at their own risk on or before 26 June 2007.

Application for listing

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal, the Bonus H Shares. The Bonus H Shares are not a new class of securities to be listed and accordingly no arrangements are required to be made to enable the Bonus H Shares to be admitted into CCASS.

No other part of the equity or debt securities of the Company is listed or dealt in on any other stock exchange and no such listing or permission to deal is being or is proposed to be sought.

Dealings in the Bonus H shares on the Stock Exchange are expected to commence on or before 28 June 2007 and will be subject to stamp duty in Hong Kong.

Closure of register of holders of H Shares

The register of holders of H Shares of the Company will be closed from 7 May 2007 to 5 June 2007, both days inclusive, during which period no transfer of H Shares will be effected. In order to qualify for the Bonus Issue, all transfer documents of H Shares accompanied by the relevant share certificates must be lodged with the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on 4 May 2007.

Reasons for the Bonus Issue

The Bonus Issue is a return to the long-term support and care of the shareholders to the Company. The Bonus Issue will also allow shareholders of the Company to participate in the business growth of the Company. In addition, it will provide the Company with a wider capital base and therefore increase the marketability of the Shares.

Warning of Risks of Dealing in Shares

Holders of H Shares should note that H Shares will be dealt with on an ex-entitlements basis commencing on 3 May 2007. The Bonus Issue is conditional upon the conditions set out in the paragraph headed "Conditions of the Bonus Issue" above. Any shareholder of the Company or other person dealing in the Shares prior to the Company fulfills the conditions for the Bonus Issue will accordingly bear the risk that the Bonus Issue cannot become unconditional and may not be able to receive Bonus Shares. Shareholders of the Company and potential investors should therefore exercise caution when dealing in the Shares, and if they are in any doubt about their position, they should consult their professional advisers.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

If the Bonus Issue is being approved in the AGM and the Class Meetings, the registered share capital of the Company will need to be increased upon completion of the Bonus Issue and the Articles of Association will be required to be amended accordingly.

The proposed amendments to the Articles of Associations are subject to the approval of the shareholders of the Company by way of a special resolution at the AGM and the Class Meetings. Details of the proposed amendments to the Articles of Association are set out in resolution numbered 8 in the notice of AGM and the resolution set out in the notices of the Class Meetings set out on pages 11 to 19 of this circular.

APPOINTMENT OF DIRECTORS

As set out in the Company's announcement dated 29 March 2007, two Directors (namely Mr Cao Jianxiong and Mr Chow Kwok Wah, James) will resign from their respective offices of a non-executive Director and an independent non-executive Director with effect from the conclusion of the AGM and Mr Luo Chaogeng and Mr Chua Keng Kim are proposed to be appointed as a non-executive Director and an independent non-executive Director respectively. Their proposed appointment would also be considered in the AGM.

Set out below are the biographical and other details of Mr Luo Chaogeng and Mr Chua Keng Kim:

Mr Luo Changeng

Mr. Luo, aged 56, joined the civil aviation industry in 1970. Mr. Luo has obtained first class competency in flight mechanics. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From August 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1997, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, he was the general manager of Yunnan Airlines and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he had also served concurrently as the general manager of Yunnan branch of China Eastern Airlines.

From September 2004 to October 2006, Mr. Luo was the Director, the General Manager and the deputy party secretary of 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a company listed on the Main Board of the Stock Exchange and a subsidiary of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr. Luo has been the Vice President and a party constitution member of 中國東方航空集團公司 (China Eastern Air Holding Company) which is a promoter and a substantial shareholder of the Company.

Save as mentioned above, Mr. Luo does not have any relationship with any director, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed above, Mr. Luo does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Luo is not interested in any shares of the Company within the meaning of Part XV of the SFO.

A service contract will be entered into between the Company and Mr. Luo in respect of his appointment as a non-executive Director. Mr. Luo shall hold office as a non-executive Director for a term commencing on the conclusion of the AGM to the expiry date of the term of the third Board (currently, 9 January 2010). The annual remuneration of Mr. Luo will be determined by the Company with reference to the prevailing market price and the working experience of Mr. Luo. As at the Latest Practicable Date, the amount of annual remuneration of Mr. Luo has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr. Luo is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr. Luo that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

Mr Chua Keng Kim

Mr. Chua, aged 51, graduated from the University of Singapore with a Bachelor Degree in Accountancy with Honours in 1980. Mr. Chua has been a real estate fund manager for the last 19 years and has global investment experience in the US, Europe and Asia. From 1995 to 2004, Mr. Chua was a member of the board of directors, the Managing Director and the Head of Investments of Rodamco Asia N.V. which was then listed on Euronext, the cross-border exchange linking the Amsterdam, Paris and Frankfurt Stock Exchanges until his retirement from such positions in 2004. From 1988 to 1995, Mr. Chua was with the real estate arm of the Government of Singapore Investment Corporation, including serving as its first head of the Hong Kong office. From 1981 to 1988, Mr. Chua was with Esso Singapore including an appointment as Operations Accounting Supervisor for Esso China Ltd. in Guangzhou, China from 1984 to 1985.

Mr. Chua does not have any relationship with any director, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed above, Mr. Chua does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the Latest Practicable Date.

As at the Latest Practicable Date, Mr. Chua is not interested in any shares of the Company within the meaning of Part XV of the SFO.

A service contract will be entered into between the Company and Mr. Chua in respect of his appointment as an independent non-executive Director. Mr. Chua shall hold office as an independent non-executive Director for a term commencing on the conclusion of the AGM to the expiry date of the term of the third Board (currently, 9 January 2010). The annual remuneration of Mr. Chua will be determined by the Company with reference to the prevailing market price and the working experience of Mr. Chua. As at the Latest Practicable Date, the amount of annual remuneration of Mr. Chua has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr. Chua is fixed.

Save as disclosed above, there is no other matter relating to the appointment of Mr. Chua that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

GENERAL MANDATE

According to Article 56 of the Articles of Association, shareholders of the Company can, in general meetings of the Company, authorise the Board to carry out the authorised matters.

At the AGM, a special resolution will be proposed that the Directors be granted the General Mandate to exercise the power of the Company to authorise, allot, issue or otherwise deal with, and to make or grant offers, agreements and options in respect thereof, Shares up to a maximum of 20% of each of the Domestic Shares and H Shares in issue as at the date of passing the relevant resolution at the AGM.

As at the Latest Practicable Date, 888,157,500 Shares, comprising 577,303,500 Domestic Shares and 310,854,000 H Shares were in issue. Subject to the passing of the proposed resolution approving the grant of the General Mandate to the Directors and on the basis that no Shares will be issued or repurchased by the Company prior to the AGM, the Directors will be allowed under the General Mandate to issue a maximum of 115,460,700 Domestic Shares and 62,170,800 H Shares respectively.

The Directors believe that it is in the best interests of the Company and the shareholders of the Company to grant the General Mandate to the Directors to issue new Shares. Whilst it is not possible to anticipate in advance any specific circumstances in which the Directors might think it appropriate to issue Shares, the ability to do so would give them the flexibility to capture the opportunity if it so arises.

The General Mandate would expire on the earliest of (a) twelve months from the date of passing of the resolution, (b) the conclusion of the next annual general meeting of the Company; or (c) the date on which such authority is revoked or varied by a special resolution of the shareholders of the Company in any general meeting.

AGM AND CLASS MEETINGS

The AGM will be held at Conference Room 1907, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC at 10:00 a.m. on 5 June 2007 to consider and, if thought fit, approve, among other matters, the Bonus Issue (including the proposed amendments to the Articles of Association), the grant of the General Mandate and the proposed appointment of the Directors. The Class Meeting for holders of H Shares will be held immediately after the conclusion of the AGM and the Class Meeting for holders of Domestic Shares will be held immediately after the conclusion of the Class Meeting for holders of H Shares, to consider and, if thought fit, approve the Bonus Issue. Notices of the AGM and the Class Meetings are set out on pages 11 to 19 of this circular.

Forms of proxy for use at the AGM and the Class Meetings are enclosed with this circular. Whether or not you intend to be present at such meetings, you are requested to complete the forms of proxy in accordance with the instructions printed thereon and return the same to the Registrar at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (in case of holders of H Shares) or the Company's registered office at Floor 18-20, South Wing, Park C, Raymon InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing 100080, the PRC, no later than 24 hours before the time fixed for holding the relevant meeting or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending and voting at the relevant meeting or any adjournment thereof if you so wish.

POLL PROCEDURE

Pursuant to Article 73 of the Articles of Association, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(a) by the chairman of such meeting;

(b) by at least two shareholders of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

RECOMMENDATIONS

The Board considers that the resolutions in relation to the Bonus Issue (including the proposed amendments to the Articles of Association), the grant of the General Mandate and the appointment of the Directors are in the best interests of the Company and the shareholders of the Company as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of such resolutions at the AGM and the Class Meetings.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman


中国航信
TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE IS HEREBY GIVEN that the following meetings of TravelSky Technology Limited ("**Company**") shall be held on 5 June 2007 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**"):

(1) the 2006 annual general meeting ("**AGM**") will be held at 10:00 a.m.;

(2) the class meeting for holders of H shares ("**H Shares**") of the Company will be held immediately as soon as the conclusion of the AGM as stated in (1) above or the adjournment thereof; and

(3) the class meeting for holders of domestic shares ("**Domestic Shares**") of the Company will be held immediately as soon as the conclusion of the aforesaid class meeting as stated in (2) above or the adjournment thereof.

These meetings are to be held for the following purposes:

AGM

ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors ("**Board**") of the Company for the year ended 31 December 2006.

2. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2006.

3. To review the auditor's report for the year ended 31 December 2006 and to consider and approve the audited financial statements of the Group (the Company and its subsidiaries) for the year ended 31 December 2006.

4. To consider and approve the allocation of profit and distribution of final dividend for the year ended 31 December 2006.

5. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2007, and to authorise the directors of the Company ("**Directors**") to fix the remuneration thereof.

6. To consider and approve the appointment of Mr Luo Chaogeng as a non-executive Director for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

7. To consider and approve the appointment of Mr Chua Keng Kim as an independent non-executive Director for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third Board and to authorise the Board on behalf of the Company to execute necessary documents including service contract with him and determine his remuneration.

SPECIAL RESOLUTIONS

8. To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the respective class meetings for the holders of H Shares and the holders of Domestic Shares:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007 on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the Directors be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

9. To consider and, if thought fit, approve the following resolution as a special resolution:

"THAT:

(a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**"), the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the "Relevant Period" (as defined below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

(i) the determination of the class and number of the shares to be allotted;

(ii) the determination of the issue price of the new shares;

(iii) the determination of the opening and closing dates of the issue of new Shares;

(iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

(v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the "Relevant Period" make or grant offers, agreements and options which might require the shares relating to the exercise of the authority there under being allotted and issued after the expiry of the "Relevant Period";

(c) the aggregate nominal amount of the new Domestic Shares and new H Shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent (20%) of the Domestic Shares and H Shares in issue as at the date of passing of this Resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(i) twelve months from the date of passing this Resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this Resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of the Stock Exchange granting or agreeing to grant listing of, and permission to deal in, the H Shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of Shares, the Board be and it is hereby authorised to amend, as they may deem appropriate and necessary, the Articles of Association to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new Shares."

MEETING FOR HOLDERS OF H SHARES

To consider and, if thought fit, approve the following resolution as a special resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of, and permission to deal in, the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the annual general meeting of the Company and the class meeting for the holders of domestic shares of the Company:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007, on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000".

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

MEETING FOR HOLDERS OF DOMESTIC SHARES

To consider and, if thought fit, approve the following resolution as special resolution:

"**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant the listing of and permission to deal in the H shares of the Company to be issued under the Bonus Issue (as defined below) and the passing of the special resolution approving the Bonus Issue at the annual general meeting of the Company and the class meeting for the holders of H Shares:

(a) the bonus issue ("**Bonus Issue**") of shares of the Company ("**Bonus Share(s)**") to the shareholders of the Company whose names appear on the register of members of the Company on 5 June 2007, on the basis of one Bonus Share for one share of the Company then held, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, be and is hereby approved;

(b) the directors of the Company ("**Directors**") be and they are hereby authorised to exclude shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(c) consequential amendments to the articles of association of the Company ("**Articles of Association**") as a result of the Bonus Issue as set out below be and they are hereby approved:

(i) Article 20 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the existing Article 20, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 1,154,607,000 of which were issued to holders of domestic shares of the Company, representing 65% of the issued share capital of the Company.".

(ii) Article 21 of the Articles of Association:

(aa) By adding the following sentence immediately after the last sentence of the first paragraph of the existing Article 21, "Upon approval by the shareholders of the Company in the annual general meeting and the class meetings held on 5 June 2007, the number of bonus shares issued by the Company in 2007, by conversion of share premium reserves amounting to RMB888,157,500 into paid-in capital, is 888,157,500. The issued share capital of the Company amounts to 1,776,315,000, 621,708,000 of which were issued to holders of H shares of the Company, representing 35% of the issued share capital of the Company.".

(bb) By deleting the words "The structure of the share capital after the aforesaid issue of shares in the Company is as follows" in the first sentence of the second paragraph of the existing Article 21, and substituting therefor the words "The structure of the share capital after the initial public offering of the shares in the Company is as follows".

(iii) Article 24 of the Articles of Association:

By deleting the words "RMB888,157,500" and substituting therefor the words "RMB1,776,315,000"

(The above is the English translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with State Administration for Industry and Commerce, the PRC.)

(d) the Directors be and they are hereby authorised to file the amended Articles of Association with the State Administration for Industry and Commerce, the PRC; and

(e) the Directors be and they are hereby authorised to take any step or sign any document as they consider necessary desirable or expedient in connection with the Bonus Issue and the transactions contemplated thereunder."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China
18 April 2007

Registered office:
18-20/F, South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
the People's Republic of China

Notes:

1. The register of holders of H Shares of the Company will be closed from 7 May 2007 to 5 June, 2007 (both days inclusive), during which time no transfer of H Shares will be effected. Holders of H Shares and Domestic Shares whose names appear on the register of members of the Company at the close of business on 4 May 2007 are entitled to attend the AGM and the class meetings. Transfers of H Shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. by 4:30 p.m. on 4 May 2007 in order to entitle the transferee to attend the AGM and the class meeting for the holders of H Shares.

2. Each shareholder who is entitled to attend and vote at the AGM and the class meetings may appoint one or more proxies to attend and vote on his or her behalf at the AGM. Each holders of H Shares who is entitled to attend and vote at the class meeting for the holders of H Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting. Each holder of Domestic Shares who is entitled to attend and vote at the class meeting for the holders of Domestic Shares may appoint one or more proxies to attend and vote on his or her behalf at the class meeting.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of Domestic Shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Shareholders who intend to attend the AGM and the class meetings in person or by proxy should return the reply slip for attending the AGM and the class meetings to the registered address of the Company on or before 16 May, 2007 in person, by mail or by fax.

5. The AGM and the class meetings are expected to last for half a day. Shareholders (or their proxies) attending the AGM and the class meetings are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

此乃要件　請即處理

本通函並不構成認購或購買任何證券的要約或指派任何人士作出要約的邀請。

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢註冊證券商、銀行經理、股票經紀律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應隨即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

紅股發行
修訂公司章程
授予一般性授權
委任董事
及
股東周年大會及類別股東會議通告

董事會函件載於本通函第1頁至第10頁。

股東周年大會及類別股東會議將於二零零七年六月五日於中華人民公和國北京海澱區科學院南路2號融科資訊中心C座南樓19層1907會議室召開，大會通告載於本通函第11頁至第19頁。無論　閣下是否擬出席上述會議，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室（就H股股東而言），或本公司的註冊辦公地址中國北京海澱區科學院南路2號融科資訊中心C座南樓18-20層郵編100080（就內資股股東而言），且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席有關會議或其任何續會，並於會上投票。

二零零七年四月十八日

目　錄

頁次

預期時間表如下：

	二零零七年
H股紅股及股息附權之H股交易最後日期	五月二日
H股紅股及股息除權之H股交易首日	五月三日
提交過戶文件及H股股票過戶登記（欲獲H股紅股及股息）的最後時間	五月四日下午四時三十分
暫停H股過戶登記時間	五月七日至六月五日（包括首尾兩天）
提交股東周年大會代表委任表格的最後時間	六月四日上午十時正
接獲紅股的權利和股息的記錄日期	六月五日
股東周年大會及類別股東會議時間	六月五日上午十時正
H股股東名冊重新登記日期	六月六日
股東周年大會決議公告	六月六日
寄發H股紅股股票證書及支付股息日期	六月二十六日
H股紅股買賣首日	六月二十八日

註：　本通函內所有時間均為香港時間。

於本通函內，除文意另有所指外，下列詞語具有以下涵義：

「股東周年大會」	將於二零零七年六月五日上午十時正召開的本公司股東周年大會，以批准(其中包括)紅股發行(包括建議修訂公司章程)、一般授權及建議委任董事，會議通告載於本通函第11頁至第15頁
「公司章程」	本公司公司章程
「聯繫人」	具有與上市規則第1及19A章所定義者相同的涵義
「董事會」	董事會
「內資股紅股」	根據紅股發行將配發及發行的577,303,500 股新內資股
「H股紅股」	根據紅股發行將配發及發行的310,854,000 股新H股
「紅股發行」	建議向本公司股東發行紅股，即按本通函所載條款向於記錄日期持有的每1股股份派送1股紅股
「紅股」	根據紅股發行將配發及發行的888,157,500 股新股
「中央結算系統」	香港結算設立及管理的中央結算及交收系統
「類別股東會議」	本公司將於股東周年大會結束後隨即召開的H股類別股東會議，及本公司將於上述H股類別股東會結束後隨即召開的內資股類別股東會議(有關通告分別載於本通函第15頁至第19頁)
「本公司」	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其H股股份在聯交所上市，而其美國預托證券在美國場外證券市場進行買賣

「公司法」	中華人民共和國公司法，由第八屆全國人民代表大會於一九九三年十二月二十九日頒佈，於一九九四年七月一日生效，並經不時修訂、補充及修改
「股息」	擬派發的現金股息合共人民幣195,394,650元或每股人民幣0.22元
「董事」	本公司董事
「內資股」	本公司股本中每股面值為人民幣1.00元的內資股
「一般性授權」	擬授予董事執行本公司權力的一般及無條件授權，以配發、發行或以其他方式處置不超過於股東周年大會上通過有關決議當日已發行內資股及H股各自20%的股份，及就該等股份作出及發出要約、協議及選擇權
「本集團」	本公司及其附屬公司
「香港結算」	香港中央結算有限公司
「香港」	中華人民共和國香港特別行政區
「港元」	港元，香港法定貨幣
「H股」	本公司股本中每股人民幣1.00元的H股
「最後可行日期」	二零零七年四月十六日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	聯交所證券上市規則
「中國」	中華人民共和國(就本通函而言，不包括香港及澳門特別行政區)
「記錄日期」	二零零七年六月五日，接獲紅股發行的權利和股息釐定的參考記錄日期

「股份登記處」	本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室
「人民幣」	人民幣，中國法定貨幣
「證券及期貨條例」	證券及期貨條例(香港法律第571章)
「股份」	本公司股本中每股面值為人民幣1.00元的股份
「聯交所」	香港聯合交易所有限公司
「%」	百分比

就本通函而言，除另有說明外，所使用的1港元=人民幣1.00元及1美元=7.80港元的兑換率(在適用情況下)僅為闡釋之用，並不構成為表示有任何款額曾經、可能曾經或可以兑換的聲明。



中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

董事：
朱　永*（董事長）*
朱曉星
丁衛平
宋金箱
王全華*
曹建雄*
宮國魁*
榮　剛*
孫湧濤*
劉德俊*
夏　毅*
宋　箭*
周國華**
易永發**
袁耀輝**

* *非執行董事*
** *獨立非執行董事*

註冊辦公地址：
中國
北京海澱區
科學院南路2號
融科資訊中心
C座南樓18-20層
郵編100080

敬啟者：

紅股發行
修訂公司章程
授予一般性授權
委任董事
及
股東周年大會及類別股東會議通告

緒言

誠如本公司日期為二零零七年三月二十八日截至二零零六年十二月三十一日止年度業績報告所載，董事會擬向於記錄日期名列本公司股東名冊的本公司股東，按當時每持有1股股份獲發1股紅股的

方式派送股息及進行紅股發行。董事會亦提議修訂公司章程，以(其中包括)反映於紅股發行後本公司註冊資本的增加。

誠如本公司日期為二零零七年三月二十九日公告所載，兩名董事(即曹建雄先生及周國華先生)將由股東周年大會結束時起分別辭任非執行董事及獨立非執行董事，而羅朝庚先生及蔡敬金先生獲提議分別委任為非執行董事及獨立非執行董事。該等董事的委任事宜亦將於股東周年大會上予以審議。

董事亦建議於股東周年大會上授予董事一般性授權。

本通函旨在向閣下提供(其中包括)(i)紅股發行的詳情、(ii)建議修訂公司章程的詳情、(iii)建議授出一般性授權的詳情、(iv)羅朝庚先生及蔡敬金先生的簡歷及其他資料以及(v)股東周年大會及類別股東會議通告。

紅股發行

董事會擬向本公司股東派發股息及進行紅股發行。於記錄日期分別名列本公司H股股東名冊及內資股股東名冊的H股股東及內資股股東，均有權參與派發股息及紅股發行。待下文「紅股發行之條件」一段所列述的條件獲達成後，按當時每持有1股股份獲發1股紅股計算，紅股發行將以資本公積(股本溢價)人民幣888,157,500元轉增實收資本的方式進行。

紅股發行之條件

紅股發行須待下列條件達成後，方可作實：

(i) 股東周年大會及類別股東會議上分別通過有關批准紅股發行的特別決議案；及

(ii) 就H股紅股而言，聯交所上市委員會批准或同意批准H股紅股的上市及買賣。

紅股發行之基準

紅股發行的基準為於記錄日期名列股東名冊的股東每持有1股股份獲派1股紅股，並入賬列作實繳股本。

紅股之地位

紅股將在所有方面與發行日期的已發行股份享有同等權益，惟須受公司章程的規限。紅股持有人有權參與紅股配發及發行日期之後宣佈、作出或支付的所有未來股息及派息，惟紅股持有人無權享有本次股息及本公司於紅股配發及發行日期之前宣佈的股息。

紅股之碎股

鑒於紅股發行將按於記錄日期每持有1股股份獲派1股紅股的方式進行，並入賬列作實繳股本，因此不會產生紅股之碎股。

紅股發行對持股之影響

根據於最後可行日期已發行的888,157,500股股份(包括577,303,500股內資股及310,854,000股H股)計算，及假設於記錄日期前並無配發或發行任何新股份，亦無任何現有股份獲購回，則待上文「紅股發行之條件」一段所列述的條件獲達成後，根據紅股發行將發行的紅股總數為888,157,500股，包括將向H股股東發行的310,854,000股H股紅股及將向內資股股東發行的577,303,500內資股紅股。根據建議，紅股發行將以資本公積(股本溢價)人民幣888,157,500元轉增實收資本的方式進行。紅股為本公司現有已發行股本的100%，及發行紅股後經擴大的本公司已發行股本的50%。

股票

在股份登記處並無接獲書面具體相反指示下，H股紅股之股票預期將於二零零七年六月二十六日或該日之前按於記錄日期H股股東名冊所示合資格股東各自的地址(倘為聯名持有人，則為於記錄日期股東名冊所示排名首位的聯名持有人的地址)郵寄予合資格股東，郵誤風險概由彼等承擔，惟須待上文「紅股發行之條件」一段所列述的紅股發行的條件獲達成後，方可作實。

上市申請

本公司將就批准H股紅股上市及買賣向聯交所上市委員會提出申請。H股紅股並非為將上市的新證券類別，因此本公司無需作出任何安排，以使H股紅股獲准進入中央結算系統。

本公司並無其他權益或債務證券於任何其他證券交易所上市及買賣，亦無且不擬尋求有關上市或買賣批准。

預期H股紅股於聯交所的買賣將於二零零七年六月二十八日或之前開始，買賣紅股將須繳納香港印花稅。

暫停H股過戶登記

本公司將於二零零七年五月七日至二零零七年六月五日（包括首尾兩天）暫停辦理H股股份過戶登記。為獲參與紅股發行的資格，H股股東須於二零零七年五月四日下午四時三十分前，將H股過戶文件連同有關股票一併送達股份登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，以辦理有關過戶手續。

紅股發行之理由

紅股發行是對本公司股東的長期支持和關懷的一種回報。紅股發行允許股東參與本公司的業務發展。此外，此舉可為本公司提供更廣泛的資本基礎並因此增加股份的銷售能力。

買賣股票之風險警告

H股股東須知悉，由二零零七年五月三日起，H股的買賣會以除附權益方式進行。紅股發行會按上文「紅股發行之條件」一段所列述的條件進行。任何在本公司完全具備紅股發行條件之前進行股票買賣的本公司股東或其他人士，須相應承擔因紅股發行無法變得無條件而無法獲取紅股的後果。因此，本公司股東及可能投資者在買賣股票時須小心謹慎，倘對本身的情況有所懷疑，應該徵詢專業顧問的意見。

修訂公司章程

倘紅股發行於股東周年大會及類別股東會議上獲通過，則於紅股發行後本公司註冊股本將增加，公司章程須進行相應的修訂。

建議修訂公司章程須待本公司股東在股東周年大會及類別股東會議上以特別決議案方式批准後，方可作實。建議修訂公司章程的詳情載於本通函第11頁至19頁股東周年大會通告第八項決議案及類別股東會議通告的決議案內。

委任董事

誠如本公司日期為二零零七年三月二十九日公告所載，兩名董事(即曹建雄先生及周國華先生)將由股東周年大會結束時起分別辭任非執行董事及獨立非執行董事，而羅朝庚先生及蔡敬金先生獲提議分別委任為非執行董事及獨立非執行董事。該等董事的委任事宜亦將於股東周年大會上予以審議。

羅朝庚先生及蔡敬金先生的簡歷及其他詳情載列如下：

羅朝庚先生

羅朝庚先生，56歲，於1970年加入民航業，具有一級飛行機械員職稱。羅先生於1970年8月至1972年8月任民航蘭州管理局教導隊飛行機械員；1972年9月至1989年3月任民航第八飛行大隊飛行機械員；1989年3月至1994年8月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於1994年8月至1996年10月任中國西北航空公司飛機維修廠黨委書記；1996年10月至1997年3月任中國西北航空公司飛機維修基地黨委書記及副總經理；1997年3月至2000年12月任民航西北管理局副局長。羅先生於2000年12月至2001年11月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；2001年11月至2002年9月任雲南航空公司總經理及黨委副書記；2002年9月至2004年9月羅先生兼任中國東方航空雲南公司總經理。

2004年9月至2006年10月兼任中國東方航空股份有限公司(一間於聯交所主板上市的公司及本公司發起人和主要股東中國東方航空集團公司的附屬公司)董事、總經理及黨委副書記。2002年9月至今任本公司發起人和主要股東中國東方航空集團公司副總裁、黨組成員。

除上文所述外，羅先生與本公司董事、主要行政人員、高級管理層、主要股東(定義見上市規則)或控股股東(定義見上市規則)概無任何關係。

除上文披露外，於最後可行日期前三年，羅先生並無任何其他主要任命或職銜或於任何其他上市公司擔任任何職位或董事職務。

於最後可行日期，羅先生並無擁有任何證券及期貨條例第XV部涵義所指的本公司股份。

本公司將會與羅先生就委任其為非執行董事訂立服務合約。羅先生的非執行董事任期由股東周年大會會議結束起至第三屆董事會任期屆滿之日(現時為二零一零年一月九日)止。本公司將根據現行市價及羅先生的工作經驗釐定其每年收取的酬金。於最後可行日期，本公司尚未釐定羅先生的年度薪酬金額。本公司將於釐定羅先生的年度薪酬後另行刊發公告。

除上文披露外，概無任何有關羅先生的委任而需本公司股東注意的事項，亦無其他根據上市規則第13.51(2)(h)-(v)條須予披露的資料。

蔡敬金先生

蔡敬金先生，51歲,1980年畢業於新加坡大學，取得會計學榮譽學士學位。在過去19年，蔡先生一直擔任房地產基金經理，在美國、歐洲及亞洲進行投資工作，擁有全球性投資經驗。蔡先生於1995年至2004年間，出任Rodamco Asia N.V.董事局的成員；該公司是歐洲「Euronext」(與阿姆斯特丹、巴黎和法蘭克福證券交易所跨境聯網)上市的房地產投資基金公司。蔡先生擔任該公司總經理及投資部門主管至2004年退休為止。於1988年至1995年期間，蔡先生在新加坡政府投資有限公司的房地產部門工作，並為該公司香港辦事處的首位主管。蔡先生在1981至1988年期間亦曾任職於新加坡埃索石油公司，並於1984至1985年間被委任為埃索中國公司在廣州的營運會計主任。

蔡先生與本公司董事、主要行政人員、高級管理層、主要股東(定義見上市規則)或控股股東(定義見上市規則)概無任何關係。

除上文披露外，於最後可行日期前三年，蔡先生並無任何其他主要任命或職銜或於任何其他上市公司擔任任何職位或董事職務。

於最後可行日期，蔡先生並無擁有任何證券及期貨條例第XV部涵義所指的本公司股份。

本公司將會與蔡先生就委任其為獨立非執行董事訂立服務合約。蔡先生的獨立非執行董事任期由股東周年大會會議結束起至第三屆董事會任期屆滿之日(現時為二零一零年一月九日)止。本公司將根據現行市價及蔡先生的工作經驗釐定其每年收取的酬金。於最後可行日期，本公司尚未釐定蔡先生的年度薪酬金額。本公司將於釐定蔡先生的年度薪酬後另行刊發公告。

除上文披露外，概無任何有關蔡先生的委任而需本公司股東注意的事項，亦無其他根據上市規則第13.51(2)(h)-(v)條須予披露的資料。

一般性授權

根據公司章程第五十六條，本公司股東可於本公司股東大會上授權董事會執行已授權事項。

於股東周年大會上將提呈一項特別決議案，建議授予董事行使本公司權力的一般性授權，以授權、配發、發行或以其他方式處置不超過於股東周年大會上通過有關決議當日已發行內資股及H股各自20%的股份，及就該等股份作出及授予要約、協議及選擇權。

於最後可行日期，本公司已發行888,157,500股股份，包括577,303,500股內資股及310,854,000股H股。待有關建議批准授予董事一般性授權的決議案獲通過後，及假設於股東周年大會召開之前本公司不會發行或回購股份，則根據一般性授權，董事將可分別發行不超過115,460,700股內資股及62,170,800股H股。

董事認為，授予董事一般性授權以發行新股份，符合本公司及其股東的最佳利益。儘管董事尚無法預期其認為合適的時機發行股份，授予董事該項權利可使其具靈活性，以便在時機來臨之時抓住機遇。

一般性授權將於(a)決議案通過後12個月；(b)本公司下屆股東周年大會結束時；或(c)於任何股東大會本公司股東以特別決議案取消或變更該授權之日屆滿，上述三者以最早發生者為准。

股東周年大會及類別股東會議

本公司擬於二零零七年六月五日上午十時正於中國北京海澱區科學院南路2號融科資訊中心C座南樓19層1907會議室召開股東周年大會，以審議及酌情通過(其中包括)紅股發行(包括建議修訂公司章程)、授予董事一般性授權及建議委任董事。H股類別股東會議擬於股東周年大會結束後隨即召開；內資股類別會議擬於H股類別會議結束後隨即召開，以審議及酌情通過紅股發行。股東周年大會及類別股東會議通告載列於本通函第11頁至第19頁。

用於股東周年大會及類別股東會議的代理表格隨本通函附上。無論 閣下是否擬出席該等會議，均務請將代表委任表格按其上列印的指示填妥，並將其交回股份登記處，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室(就H股股東而言)，或本公司的註冊辦事處中國北京海澱區科學院南路2號融科資訊中心C座南樓18-20層郵編100080(就內資股股東而言)，且無論如何不遲於有關會議或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席有關會議或其任何續會，並於會上投票。

表決程序

根據公司章程第73條，於本公司股東大會上，決議案須以舉手之方式表決，除非如下人士在舉手錶決以前或以後，要求以投票方式表決：

(a) 會議主席；

(b) 至少兩名有表決權的股東或者有表決權的股東代理人；或

(c) 單獨或合共持有在該會議上有表決權的股份10%或以上的一名或多名本公司股東或其代理人。

建議

董事會認為，有關紅股發行(包括建議修訂公司章程)及授予董事一般性授權及委任董事的決議案符合本公司及其股東的最佳利益。因此，董事會建議本公司股東在股東周年大會及類別股東會議上投票贊成該等決議案。

此致

列位股東 台照

承董事會命
中國民航信息網絡股份有限公司
朱永
董事長

二零零七年四月十八日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零七年六月五日於中國北京海澱區科學院南路2號融科資訊中心C座南樓19層1907會議室召開以下會議：

(1) 二零零六年股東周年大會(「**股東周年大會**」)擬於上午十時召開；

(2) 本公司H股(「**H股**」)類別股東會議擬於上文第(1)項所述的股東周年大會結束時隨即召開；及

(3) 本公司內資股(「**內資股**」)類別股東會議擬於上文第(2)項所述的類別股東會議結束時隨即召開。

該等會議旨在審議及通過如下事項：

股東周年大會

普通決議案

1. 審議及批准本公司截至二零零六年十二月三十一日止年度董事會(「**董事會**」)報告。

2. 審議及批准本公司截至二零零六年十二月三十一日止年度監事會報告。

3. 審閱截至二零零六年十二月三十一日止年度核數師報告，並審議及批准本集團(本公司及其附屬公司)截至二零零六年十二月三十一日止年度經審計之財務報表。

4. 審議及批准截至二零零六年十二月三十一日止年度之利潤分配及派發末期股息方案。

5. 審議及批准聘用羅兵咸永道會計師事務所及普華永道中天會計師事務所有限公司分別為本公司截至二零零七年十二月三十一日止年度之國際核數師及中國審計師，並授權本公司董事(「**董事**」)釐定其酬金。

6. 審議及批准委任羅朝庚先生為非執行董事，任期自股東周年大會結束時起至第三屆董事會任期屆滿之日止，並授權董事會代表本公司與之簽署所有必要文件(包括與羅先生簽訂服務合約)及釐定其薪酬。

7. 審議及批准委任蔡敬金先生為獨立非執行董事，任期自股東周年大會結束時起至第三屆董事會任期屆滿之日止，並授權董事會代表本公司與之簽署所有必要文件(包括與蔡先生簽訂服務合約)及釐定其薪酬。

特別決議案

8. 審議及酌情批准以下決議案為一項特別決議案：

「**動議** 待香港聯合交易所有限公司(「**聯交所**」)批准或同意批准根據紅股發行(定義見下文)將發行的本公司H股上市及買賣；及H股股東及內資股股東於各自的類別股東會議上通過有關批准紅股發行的特別決議案後，

(a) 批准本公司通過將資本公積人民幣888,157,500元轉增為實收資本的方式，向於二零零七年六月五日名列本公司股東名冊的本公司股東按當時每持有1股股份獲發1股紅股的方式，進行本公司的紅股(「**紅股**」)發行(「**紅股發行**」)；

(b) 授權董事鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外；

(c) 批准因紅股發行對本公司公司章程(「**公司章程**」)作出如下相應修訂：

(i) 公司章程第二十條

在原公司章程第二十條最後增加以下句子：「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後，本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後，本公司已發行股本為1,776,315,000股，其中1,154,607,000股乃發行予本公司的內資股股東，佔本公司已發行股本的65%。」

(ii) 公司章程第二十一條

(aa) 在原公司章程第二十一條第一段最後增加以下內容，即「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後，本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後，本公司已發行股本為1,776,315,000股，其中621,708,000股乃發行予本公司的H股股東，佔本公司已發行股本的35%。」

(bb) 刪除原公司章程第二十一條第二段第一句「公司經前款所述發行後的股本結構為」字眼，並以「公司經首次公開發行後的股本結構為」字眼代替。

(iii) 公司章程第二十四條

刪除「人民幣88,815.75萬元」字眼，並以「人民幣177,631.5萬元」字眼代替。

(以上是建議修訂公司章程的中文本。倘中英文版本有任何分歧，概以中文本為准。經修訂的公司章程將於中國國家工商總局註冊後生效。)

(d) 授權董事向中國國家工商總局備案經修訂的公司章程；及

(e) 授權董事作出彼等認為就紅股發行及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動或簽署該等文件。」

9. 審議及酌情批准以下決議案為一項特別決議案：

「**動議**

(a) 在下文第(c)段及第(d)段之規限下及根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)、中國公司法及其他適用法律法規(均經不時修訂)，授予董事會一般及無條件授權於「相關期間」(定義見下文)內一次或多次行使本公司的所有權力，以根據其可能決定的條款及條件配發、發行或以其他方式處理新股。於行使配發及發行股份的權力時，董事會許可權包括(但不限於)：

(i) 決定將配發的股份的類別及數量；

(ii) 決定新股的發行價；

(iii) 決定新股發行的起止日期；

(iv) 決定向現有股東發行新股(倘有)的類別及數量；

(v) 作出或授予可能須行使該等權力之要約、協議及選擇權；及

(vi) 就向本公司股東發售或發行股份而言，鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外。

(b) 於行使根據第(a)段授予之權力時，董事會可於「相關期間」內作出或授予要約、協議及選擇權，而所涉及的股份可能於「相關期間」屆滿後配發及發行。

(c) 董事會根據上文第(a)段授予的權力將配發或經有條件或無條件同意將配發的新內資股及新H股的面值總額分別不得超過於本決議案通過之日已發行內資股及H股的百分之二十(20%)；

(d) 董事會於行使根據上文第(a)段授予的權力時須(i)遵守中國公司法、中國其他適用法律法規及上市規則(均經不時修訂)及(ii)(倘需要)獲得中國證券監督管理委員會及中國其他有關機關的批准；

(e) 就本決議案而言：「相關期間」指自本決議通過之日起至下列日期止之期間（以最早發生者為准）：

(i) 本決議案通過之日起計十二個月；

(ii) 本公司下屆股東周年大會結束之時；或

(iii) 於任何股東大會上本公司股東以特別決議案取消或變更本決議案所授予之權力之日；及

(f) 待聯交所上市委員會授予或同意授予或准許本公司擬發行的H股上市及買賣及（倘需要）中國證券監督管理委員會批准發行股份後，倘根據第(a)段授予的配發及發行新股之權力獲行使，則授權董事對公司章程作出其認為適當及必要的修訂以反映本公司股本結構的變動。」

H股類別股東會議

審議及酌情批准以下決議案為一項特別決議案：

「**動議** 待香港聯合交易所有限公司批准或同意批准根據紅股發行（定義見下文）將發行的本公司H股上市及買賣，及在本公司股東周年大會及內資股股東於各自的類別股東會議上通過有關批准紅股發行的特別決議案後，

(a) 批准本公司通過將資本公積人民幣888,157,500元轉增實收資本的方式，向於二零零七年六月五日名列本公司股東名冊的本公司股東按當時每持有1股股份獲發1股紅股的方式，進行本公司的紅股（「**紅股**」）發行（「**紅股發行**」）；

(b) 授權董事鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外；

(c) 批准因紅股發行對本公司公司章程(「**公司章程**」)作出如下相應修訂:

(i) 公司章程第二十條

在原公司章程第二十條最後增加以下句子:「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後,本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後,本公司已發行股本為1,776,315,000股,其中1,154,607,000股乃發行予本公司的內資股股東,佔本公司已發行股本的65%。」

(ii) 公司章程第二十一條

(aa) 在原公司章程第二十一條第一段最後增加以下句子:「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後,本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後,本公司已發行股本為1,776,315,000股,其中621,708,000股乃發行予本公司的H股股東,佔本公司已發行股本的35%。」

(bb) 刪除原公司章程第二十一條第二段第一句「公司經前款所述發行後的股本結構為」字眼,並以「公司經首次公開發行後的股本結構為」字眼代替。

(iii) 公司章程第二十四條

刪除「人民幣88,815.75萬元」字眼,並以「人民幣177,631.5萬元」字眼代替。

(以上是建議修訂公司章程的中文本。倘中英文版本有任何分歧,概以中文本為准。經修訂的公司章程將於中國國家工商總局註冊後生效。)

(d) 授權董事向中國國家工商總局備案經修訂的公司章程;及

(e) 授權董事作出彼等認為就紅股發行及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動或簽署該等文件。」

內資股類別股東會議

審議及酌情批准以下決議案為一項特別決議案：

「**動議**待香港聯合交易所有限公司批准或同意批准根據紅股發行(定義見下文)將發行的本公司H股上市及買賣，及在本公司股東周年大會及H股股東類別股東會議上通過有關批准紅股發行的特別決議案後，

(a) 批准本公司通過將資本公積人民幣888,157,500元轉增實收資本的方式，向於二零零七年六月五日名列本公司股東名冊的本公司股東按當時每持有1股股份獲發1股紅股的方式，進行本公司的紅股(「**紅股**」)發行(「**紅股發行**」)；

(b) 授權董事鑒於海外法律法規的禁令或規定或其認為合適的其他原因，將定居中國或中國香港特別行政區以外的股東排除在外；

(c) 批准因紅股發行對本公司公司章程(「**公司章程**」)作出如下相應修訂：

(i) 公司章程第二十條

在原公司章程第二十條最後增加以下句子：「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後，本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後，本公司已發行股本為1,776,315,000股，其中1,154,607,000股乃發行予本公司的內資股股東，佔本公司已發行股本的65%。」

(ii) 公司章程第二十一條

(aa) 在原公司章程第二十一第一段最後增加以下句子，即「待本公司股東於二零零七年六月五日舉行的股東周年大會及類別股東會議上批准後，本公司於二零零七年度以資本公積人民幣888,157,500元轉增實收資本發行888,157,500股紅股後，本公司已發行股本為1,776,315,000股，其中621,708,000股乃發行予本公司的H股股東，佔本公司已發行股本的35%。」

(bb) 刪除原公司章程第二十一條第二段第一句「公司經前款所述發行後的股本結構為」字眼，並以「公司經首次公開發行後的股本結構為」字眼代替。

(iii) 公司章程第二十四條

刪除「人民幣88,815.75萬元」字眼，並以「人民幣177,631.5萬元」字眼代替。

(以上是建議修訂公司章程的中文本。倘中英文版本有任何分歧，概以中文本為准。經修訂的公司章程將於中國國家工商總局註冊後生效。)

(d) 授權董事向中國國家工商總局備案經修訂的公司章程；及

(e) 授權董事作出彼等認為就紅股發行及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動或簽署該等文件。」

承董事會命
中國民航信息網絡股份有限公司
朱永
董事長

中國北京，二零零七年四月十八日

註冊辦公地址：
中國北京
海澱區
科學院南路2號
融科資訊中心
C座南樓18-20層
(郵編100080)

附註：

1. 本公司將於二零零七年五月七日至二零零七年六月五日(包括首尾兩天)暫停辦理H股股份過戶登記。於二零零七年五月四日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席股東周年大會及類別股東會議。H股過戶檔須於二零零七年五月四日下午四時三十分之前送交本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，受讓人方可出席股東周年大會及H股類別股東會議。

2. 凡有權出席股東周年大會及類別股東會議的股東均可委任一位或以上代理人代其出席股東周年大會並於會上投票。凡有權出席H股類別股東會議的H股持有人均可委任一位或以上代理人代其出席類別股東會議並於會上投票。凡有權出席內資股類別股東會議的內資股持有人均可委任一位或以上代理人代其出席類別股東會議並於會上投票。

3. 如要委任代理人，須以書面形式進行；委託書須由作出委託的股東親自簽署或由其透過書面形式正式委任的授權人代其簽署，或就法人而言，委託書必須蓋上印章或由法人代表或其他正式委任的授權人簽署。如果委任代理人的委託書由委託人的授權人簽署，則授權其簽署的授權書或其他授權檔須經過公證。就內資股持有人而言，經過公證的授權書或其他授權文件和代理人委託書須在會議指定舉行時間24小時前送達本公司的註冊辦公地址，方為有效。就H股持有人而言，上述檔必須在相同時限內送達香港證券登記有限公司。

4. 擬親自或由代理人代表出席股東周年大會及類別股東會議的股東，須於二零零七年五月十六日或該日之前將出席股東周年大會及類別股東會議的回執交回本公司的註冊辦公地址。回執可由專人送達或以郵寄或傳真方式交回。

5. 股東周年大會及類別股東會議預期需時半天。擬出席股東周年大會及類別股東會議的股東或其代理人須自行承擔交通費及住宿費。

6. 填妥並交回代表委任表格後，股東仍可親身出席有關會議或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in TravelSky Technology Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.


中国航信
TravelSky

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS, AMENDMENTS TO ARTICLES OF ASSOCIATION AND NOTICE OF EGM

Independent financial adviser to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 23 of this circular. A letter from the Independent Board Committee is set out on page 24 of this circular. A letter from China Merchants, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions is set out on pages 25 to 42 of this circular.

A notice convening the EGM to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 10:00 a.m. on Wednesday, 25 April 2007 is set out on pages 50 to 60 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

7 March 2007

CONTENTS

Page

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2003 Announcement"	the Company's announcement dated 17 October 2003 in relation to, among other things, the Continuing Connected Transactions
"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)
"2006 EGM"	the extraordinary general meeting of the Company held on 25 May 2006
"2007 Announcement"	the Company's announcement dated 13 February 2007 in relation to, among other things, the Non-exempt Continuing Connected Transactions
"Air China"	中國國際航空股份有限公司(Air China Limited), a subsidiary of CNA Holding and a company listed on the Main Board of the Stock Exchange
"Air China Airline Services Agreement"	the airline services agreement dated 1 December 2006 entered into between the Company and Air China in relation to the Technology Services. In this circular, unless the context requires otherwise, the continuing connected transactions entered or to be entered into between the Company and Air China under the Air China Airline Services Agreement shall include the continuing connected transactions entered into between the Company and CNA Holding under the Technology Services and Ancillary Support Agreement
"Air Transport Community"	the air transport community consists of the many communities of interest within the air transport industry, including members of SITA and customers and also the many associations, councils and committees that represent the community across the world. The main activity of these companies and organisations is related to air transport
"Airline Services Promoters"	Air China and Shenzhen Airlines
"Airline Services Promoters Independent Shareholders"	shareholders of the Company, other than Air China, CNA Holding, Shenzhen Airlines and their respective associates

"Airline Services Agreements"	the Air China Airline Services Agreement and the Shenzhen Airlines Airline Services Agreement
"APP"	Airport Passenger Processing System
"Annual Caps"	the expected maximum amount of the SITA Transactions, the transactions contemplated under the InfoSky Cargo Services Agreement, the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements for the Relevant Period, as set out in the paragraph headed "Annual Caps" in the letter from the Board in this circular
"Articles of Association"	the articles of association of the Company
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"CAAC"	中國民用航空總局(General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation to carry on type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
"Chongqing Cares"	重慶民航凱亞信息技術有限公司(Cares Chongqing Information Technology Co., Ltd.), a company established in the PRC and is owned as to 51% by the Company, 24.5% by Air China and 24.5% by 重慶機場(集團)有限公司(Chongqing Airport Group Limited)
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Company Law"	the Company Law of the PRC, as enacted by the Standing Committee of the Eighth National People's Congress on 29 December 1993 and effective on 1 July 1994, as amended, supplemented or otherwise modified from time to time

"Continuing Connected Transactions"	the Exempt Continuing Connected Transaction and the Non-exempt Continuing Connected Transactions
"CNA Holding"	China National Aviation Holding Company (中國航空集團公司), a Promoter
"CTHC"	China TravelSky Holding Company, a substantial shareholder of the Company holding 22.35% of the entire issued share capital of the Company as at the Latest Practicable Date
"CTHC Independent Shareholders"	shareholders of the Company, other than CTHC and its associates
"Directors"	the directors of the Company
"Dongbei Cares"	瀋陽民航東北凱亞有限公司(Shenyang Civil Aviation Cares of Northeast China, Ltd.), a company established in the PRC and is owned as to 46% by the Company, 42% by 中國南方航空集團公司(China Southern Air Holding Company) and 12% by 遼寧省機場管理集團公司(Liaoning Airport Management Group Company)
"Dongsi Property"	part of an office building situated at No. 155 Dongsi Western Street, Dongcheng District, Beijing, the PRC
"Dongsi Tenancy Agreement"	the tenancy agreement dated 18 October 2000 and entered into between the Company and CTHC in respect of the Dongsi Property (including supplemental agreements dated 31 December 2001, 15 December 2004 and 30 December 2006)
"Dongxingli Property"	an office building situated at No. 11 Dongxingli, No. 3 Happy Village, Chaoyang District, Beijing, the PRC
"Dongxingli Tenancy Agreement"	the tenancy agreement dated 18 October 2000 and entered into between the Company and CTHC in respect of the Dongxingli Property (including supplemental agreements dated 31 December 2001, 18 April 2002, 15 December 2004 and 30 December 2006)
"EGM"	extraordinary general meeting of the Company convened to be held on 25 April 2007 for the purpose of, among other things, approving the Non-exempt Continuing Connected Transactions and the relevant Annual Caps by the Independent Shareholders and the proposed amendments to the Articles of Association, and the notice of which is set out on pages 50 to 60 of this circular

"Exempt Continuing Connected Transaction"	the continuing connected transactions contemplated under the InfoSky Cargo Services Agreement
"Group"	the Company and its subsidiaries
"Hainan Cares"	海南民航凱亞有限公司(Hainan Civil Aviation Cares Co., Ltd.), a company established in the PRC and is owned as to 64.78% by the Company, 22.74% by 中國南方航空集團公司(China Southern Air Holding Company), 4.16% by Air China, 4.16% by 海南航空股份有限公司(Hainan Airlines Company Limited) and 4.16% by中國東方航空股份有限公司(China Eastern Airlines Corporation Limited)
"Huadong Cares"	上海民航華東凱亞系統集成有限公司(Shanghai Civil Aviation East China Cares System Integration Co., Ltd.), a company established in the PRC and is owned as to 41% by the Company, 41% by 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited) and 18% by 上海國際機場股份有限公司(Shanghai International Airport Company Limited)
"Hubei Cares"	湖北民航凱亞有限公司(Cares Hubei Co., Ltd.), a company established in the PRC and is owned as to 50% by the Company, 12.5% by 中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited), 12.5% by 中國南方航空股份有限公司湖北分公司工會委員會 (committee of labour union of Wubei Branch China Southern Airlines Company Limited), 12.5% by 武漢天河機場有限責任公司(Wuhan Tianhe Airport Limited) and 12.5% by Shenzhen Cares
"ICS"	Inventory Control System
"Independent Board Committee"	the independent board committee of the Company established by the Company to advise the Independent Shareholders as to whether the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable and whether the Non-exempt Continuing Connected Transactions are in the interests of the Company and the shareholders of the Company as a whole
"Independent Shareholders"	the CTHC Independent Shareholders, the SITA Independent Shareholders, the Services Companies Independent Shareholders and the Airline Services Promoters Independent Shareholders, being shareholders of the Company who and their beneficial owners are independent of and are not connected with the connected persons (within the meanings of the Listing Rules) of the Company in relation to the Non-exempt Continuing Connected Transactions as set out in this circular

"Independent Third Party(ies)"	third party independent of and not connected with the Company and connected persons (within the meaning of the Listing Rules) of the Company
"InfoSky"	天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC on 20 September 2000 which is a 51% subsidiary of the Company
"InfoSky Cargo Services Agreement"	the provision of cargo services contract dated as of 5 December 2002 and entered into between InfoSky and SITA INC UK (as supplemented by the supplemental agreement dated 19 July 2004)
"Interested Promoters"	中國南方航空集團公司(China Southern Air Holding Company), CNA Holding, 中國新華航空有限責任公司(China Xinhua Airlines Company Limited), Shenzhen Airlines, 四川航空集團公司(Sichuan Airlines Group Company), 海南航空股份有限公司(Hainan Airlines Company Limited), 中國東方航空集團公司(China Eastern Air Holding Company), 中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited) and廈門航空有限公司 (Xiamen Airlines Limited Company)
"Latest Practicable Date"	5 March 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Network Services Agreement"	the service agreement dated 30 December 2006 and entered into between, among others, the Company and the Services Companies
"Non-exempt Continuing Connected Transactions"	the SITA Transactions and the continuing connected transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC" or "China"	the People's Republic of China
"Promoter(s)"	the promoters of the Company

"Qingdao Cares"	青島民航凱亞系統集成有限公司(Civil Aviation Cares of Qingdao Limited), a company established in the PRC and is owned as to 51% by the Company, 36% by 青島國際機場集團有限公司(Qingdao International Airport Company Limited) and 13% by Huadong Cares. It provides to the Company with similar services as the Services Companies under the Network Services Agreement
"Relevant Period"	a period from 1 January 2007 to 31 December 2009 and, in respect of the transactions contemplated under the Air China Airline Services Agreement, a period from 1 January 2007 to 31 December 2008
"RMB"	Renminbi, the lawful currency of the PRC
"Savills"	Savills Valuation and Professional Services Limited
"SFO"	the Securities and Futures Ordinance (Cap 571 of the Laws of Hong Kong)
"Services Companies"	Shenzhen Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares and Dongbei Cares
"Services Companies Independent Shareholders"	shareholders of the Company, other than the Interested Promoters and their respective associates
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shanghai Cares"	上海東美在線旅行社有限公司(Shanghai Dongmei Aviation Tourism Online Co., Ltd.), a company established in the PRC and is owned as to 50% by the Company and 50% by 上海東美航空旅遊有限公司(Shanghai Dongmei Aviation Travel Limited). 上海東美航空旅遊有限公司(Shanghai Dongmei Aviation Travel Limited) is owned as to 55% by中國東方航空集團公司(China Eastern Air Holding Company), a Promoter, and 45% by中國東方航空股份有限公司(China Eastern Airlines Corporation Limited), a subsidiary of中國東方航空集團公司(China Eastern Air Holding Company) which is a Promoter
"Shenzhen Airlines"	深圳航空有限責任公司(Shenzhen Airlines Company Limited), a Promoter
"Shenzhen Airlines Airline Services Agreement"	the airline services agreement dated 23 January 2007 entered into between the Company and Shenzhen Airlines in relation to the Technology Services

"Shenzhen Cares"	深圳民航凱亞有限公司 (Cares Shenzhen Co., Ltd.), a company established in the PRC and is owned as to 61.47% by the Company, 5.59% by 中國北方航空公司(China Northern Airline Company), 5.59% by Air China, 5.59% by 中國新華航空有限責任公司(China Xinhua Airline Company Limited), 5.59% by (Shenzhen Airlines, 5.59% by 深圳市機場股份有限公司(Shenzhen Airport Company Limited), 5.59% by 中國南方航空(集團)深圳公司(China Southern Airline (Group) Shenzhen Company) and 5.00% by 四川航空集團公司(Sichuan Airlines Group Company)
"SITAGCH"	Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited, an investment holding company and holder of 49% of the registered capital of InfoSky. It is a direct wholly owned subsidiary of SITA INC BV
"SITA"	Société Internationale de Télécommunications Aronautiques S.C., a co-operative, non-profit-making organization founded in Belgium
"SITA Data Network Services"	global telecommunications and information network services for the aviation industry provided by SITA
"SITA INC BV"	SITA Information Networking Computing BV, a Dutch limited liability company, the intermediate holding company of SITAGCH
"SITA INC UK"	SITA Information Networking Computing (UK) Limited, a company incorporated under the laws of England and Wales, a wholly owned subsidiary of SITA NV
"SITA NV"	Société Internationale de Télécommunications Aronqutiques NV, a Dutch limited liability company, the holding company of SITA INC BV and SITA INC UK
"SITA Independent Shareholders"	shareholders of the Company, other than SITA and its associates
"SITA Membership Fees"	annual fees to SITA required to be paid by the members of SITA as their share of funding of SITA's working capital needs
"SITA Telecommunication Services Agreement"	the agreement dated 30 July 2004 entered into between the Company and SITA
"SITA Transactions"	the continuing connected transactions contemplated under the SITA Telecommunication Services Agreement and the SITA Membership Fees payable by the Company to SITA
"Supervisors"	supervisors of the Company

"Supervisory Committee"	supervisory committee of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support provided by the Group to the Airline Services Promoters set out in the paragraph headed "Airline Services Agreements" in the letter from the Board in this circular
"Technology Services and Ancillary Support Agreement"	the technology services and ancillary support agreement entered into between the Company and CNA Holding in relation to the Technology Services and renewed on 21 November 2005, particulars of which are set out in the 2006 Circular
"Waiver"	the waiver from strict compliance with the disclosure and independent shareholders' approval requirements under the then applicable Chapter 14 of the Listing Rules in relation to the Continuing Connected Transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) for the period from 1 January 2004 to 31 December 2006 granted by the Stock Exchange
"Xi'an Cares"	西安民航凱亞科技有限公司(Civil Aviation Cares of Xi'an Ltd.), a company established in the PRC and is owned as to 51% by the Company, 32% by 中國東方航空西北公司(China Eastern Airlines-Northwest Company) and 17% by 陝西省機場管理集團公司(Shanxi Airport Management Group Company)
"Xiamen Cares"	廈門民航凱亞有限公司(Civil Aviation Cares of Xiamen Ltd.), a company established in the PRC and is owned as to 51% by the Company, 28.5% by 廈門航空有限公司 (Xiamen Airlines Company Limited) and 20.5% by 廈門國際航空港股份有限公司(Xiamen International Aviation Company Limited)
"Xinan Cares"	成都民航西南凱亞有限責任公司(Aviation Cares of Southwest Chengdu, Ltd.), a company established in the PRC and is owned as to 44% by the Company, 35% by Air China, 16% by 四川省機場集團有限公司(Sichuan Airport Group Limited) and 5% by 四川航空集團公司(Sichuan Airlines Group Company)

"Xinjiang Cares"	新疆民航凱業信息網絡有限責任公司(Civil Aviation Cares Technology of Xinjiang Ltd.), a company established in the PRC and is owned as to 51% by the Company, 24.5% by 新疆機場集團有限責任公司(Xinjiang Airport Group Company Limited) and 24.5% by 中國南方航空集團公司(China Southern Air Holding Limited)
"Yunnan Cares"	雲南民航凱業信息有限公司(Aviation Cares of Yunnan Information Co., Ltd.), a company established in the PRC and is owned as to 51% by the Company and 49% by 中國東方航空雲南公司(China Eastern Airlines-Yunnan Company)

For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1 = RMB1.00 and US$1 = HK$7.80 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.



中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Zhu Yong *(Chairman)*
Zhu Xiaoxing
Ding Weiping
Song Jinxiang
Wang Quanhua *
Cao Jianxiong *
Gong Guokui *
Rong Gang *
Sun Yongtao *
Liu Dejun *
Xia Yi *
Song Jian *
Chow Kwok Wah, James **
Yick Wing Fat, Simon **
Yuan Yaohui **

* *Non-executive Directors*
** *Independent non-executive Directors*

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
PRC

7 March 2007

To the Shareholders

Dear Sir / Madam

CONTINUING CONNECTED TRANSACTIONS AND AMENDMENTS TO ARTICLES OF ASSOCIATION

1. BACKGROUND

As set out in the 2007 Announcement, the Company has entered into the SITA Transactions, the Network Services Agreement, the supplemental agreement to each of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement and the Airline Services Agreements in relation to the Non-exempt Continuing Connected Transactions for the Relevant Period.

Immediately prior to the listing of the Company in 2001, the Company has entered into the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and has been granted the Waiver in December 2003 in respect of such transactions for the period from 1 January 2004 up to 31 December 2006, details of which and the above transactions were set out in the 2003 Announcement.

As set out in the 2006 Circular, the Company and CNA Holding renewed the Technology Services and Ancillary Support Agreement in relation to the Technology Services. After the expiry of the Technology Services and Ancillary Support Agreement, the Company and Air China, a subsidiary of CNA Holding, entered into the Air China Airline Services Agreement in relation to the Technology Services for the Relevant Period. After the expiry of the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines, the Company entered into the Shenzhen Airlines Airline Services Agreement with Shenzhen Airlines in relation to the Technology Services for the Relevant Period. The annual caps for the transactions under (1) the Technology Services and Ancillary Support Agreement, and (2) the predecessor technology services and ancillary support agreement and the predecessor airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines for the year ended 31 December 2006 were approved at the 2006 EGM.

In view of the expiry of the Waiver in respect of the Continuing Connected Transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) and to ensure compliance with the requirements under the Listing Rules in respect of the Continuing Connected Transaction for the Relevant Period, the Company publish the 2007 Announcement in accordance with Chapter 14A of the Listing Rules.

As set out in the paragraph headed "Listing Rules Requirements" below, the Non-exempt Continuing Connected Transactions (i.e. the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Directors propose to seek the Independent Shareholders' approval for the Non-exempt Continuing Connected Transactions for the Relevant Period at the EGM.

The purposes of this circular are to provide you with, among other things, (i) details of the Non-exempt Continuing Connected Transactions; (ii) a letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders on the Non-exempt Continuing Connected Transactions; (iii) the recommendation of the Independent Board Committee regarding the Non-exempt Continuing Connected Transactions to the Independent Shareholders; and (iv) the proposed amendments to the Articles of Association; (v) a notice of the EGM to consider, if thought fit, pass the necessary resolutions to approve the Non-exempt Continuing Connected Transactions and the proposed amendments to the Articles of Association.

2. NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

(a) SITA Transactions

The SITA Transactions comprise the SITA Membership Fees payable by the Company to SITA and the continuing connected transactions contemplated under the SITA Telecommunication Services Agreement.

(i) SITA Membership Fees

The Company is a member of SITA. Being a member of SITA, the Company is entitled to use the services provided by SITA and is required to pay to SITA the SITA Membership Fees. The SITA Membership Fees payable by the Company in each financial year is determined by reference to the ratio of the aggregate eligible revenue for the provision of services in the ordinary course of business in the previous financial year billed by SITA, SITA NV or their respective 100% owned subsidiaries ("**Eligible Revenue**") to the Company to the aggregate Eligible Revenue of all members of SITA for that financial year. The SITA Membership Fees are calculated and are payable on monthly basis in arrears by cash. Given that the about determination basis is applicable to all members of SITA, the Directors consider that the SITA Membership Fees are reasonable and fair.

(ii) SITA Telecommunication Services Agreement

Date:	30 July 2004
Parties:	The Company (as recipient of services); and SITA (as provider of services)
Services:	Pursuant to the SITA Telecommunication Services Agreement, SITA has agreed to provide the SITA Data Network Services to the Company
Term:	From 1 July 2004 until it is terminated by either party by giving 6 months' notice to the other party or otherwise terminated according to the terms of the SITA Telecommunication Services Agreement
Consideration:	The network data usage fees payable by the Company will be determined by reference to the usage and the pricing schedule set by SITA which is applicable to all users of the SITA Data Network Services. The Directors consider that it is fair and reasonable to determine the usage fees by reference to the usage and the pricing schedule which is applicable to all users of the SITA Data Network Services
Payment term:	The network data usage fees shall be calculated on monthly basis and shall be paid monthly in arrears by cash

(b) Network Services Agreement

Date: 30 December 2006

Parties:

(a) The Company

(b) 雲南航信空港網絡有限公司 (Yunnan TravelSky Airport Technology Limited)

(c) 黑龍江航信空港網絡有限公司 (Heilongjiang TravelSky Airport Technology Limited)

(d) 大連航信空港網絡有限責任公司 (Dalian TravelSky Airport Technology Limited)

(e) Huadong Cares

(f) Shanghai Cares

(g) Xinan Cares
(Companies (b) to (g) are associated companies of the Company)

(h) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司)

(i) TravelSky Technology (Singapore) Limited(中國民航信息網絡股份(新加坡)有限公司)

(j) TravelSky Technology (Japan) Limited(中國民航信息網絡股份(日本)有限公司)

(k) TravelSky Technology (Korea) Limited(中國民航信息網絡股份(韓國)有限公司)
(Companies (h) to (k) are wholly owned subsidiaries of the Company)

(l) InfoSky

(m) Qingdao Cares
(Companies (l) and (m) are non wholly owned subsidiaries of the Company)

(n) Hainan Cares

(o) Hubei Cares

(p) Chongqing Cares

(q) Yunnan Cares

(r) Xiamen Care

(s) Xi'an Cares

(t) Xinjiang Cares

(u) Dongbei Cares

(v) Shenzhen Cares
(Companies (n) to (v) are collectively referred to as the "Services Companies")

Services: Pursuant to the Network Services Agreement, (i) the Company has agreed to let the Services Companies use the Company's mainframe resources and connect to the Company's network of data transmission equipment, terminals and printers; (ii) the Services Companies have agreed to provide front end technical supports for the users of the Company's airport passenger processing system (APP system); and (iii) the Company may lease certain major connection equipment at the request of the Service Companies

Term: From 1 January 2007 to 31 December 2009, renewable automatically for a successive term of three years commencing from the date of the expiry of the term of the Network Services Agreement, if no written opposition raised by either party three months in advance

Service fees: The Services Companies shall pay (i) connection fees for connections to the Company's network of data transmission equipment, terminals and printers at rates prescribed by CAAC; and (ii) PID fees for utilization of mainframe resources at rates prescribed by CAAC; and (iii) equipment lease fees on a cost basis.

If any Service Company provides front end technical supports to the users of the Company's APP system, the Company will share the revenue generated from the Company's APP system with the relevant Services Company in such amount determined in accordance with (i) the actual amount of service provided by the relevant Service Company and (ii) the pricing schedule as set out in the agreement to be entered into between the Company, the relevant Services Company and (if applicable) the airport which provides services to the users of the Company's APP system, which will be formulated by reference to the estimated revenue deriving from the Company's APP system and the estimated costs incurred by the Services Company in provision of the service as requested by the particular user of the Company's APP system The Directors consider that the above determination basis is fair and reasonable.

Payment term: The Services Companies shall pay (i) connection fees and PID fees on monthly basis in arrears by cash; (ii) (if applicable) rental for leasing equipment according to the separate lease agreement to be entered into between the Company and the relevant Services Company.

The Company shall pay to the Services Companies for services provided by the Services Companies to the users of the Company's APP system (if any) according to the terms set out in the agreement to be entered into between the Company, the relevant Services Companies and (if applicable) the airport which provides services to the users of the Company's APP system.

(c) Dongxingli Tenancy Agreement

The Company (as tenant) and CTHC (as lessor) have entered into the Dongxingli Tenancy Agreement, pursuant to which CTHC has agreed to lease the Dongxingli Property to the Company for 10 years from the date of the Dongxingli Tenancy Agreement (being 18 October 2000). The average rental payable by the Company under the Dongxingli Tenancy Agreement are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). On 30 December 2006, the Company (as tenant) and CTHC (as lessor) entered into the supplemental agreement to the Dongxingli Tenancy Agreement regarding the average rental payable by the Company for the Relevant Period under the Dongxingli Tenancy Agreement. Set out below are the details of the Dongxingli Tenancy Agreement:

Date: 18 October 2000

Parties: CTHC (as leasor); and
The Company (as tenant).

Lease: Pursuant to the Dongxingli Tenancy Agreement, CTHC has agreed to lease the Dongxingli Property to the Company

Property: The Dongxingli Property, the gross floor area of which currently used by the Company is approximately 12,003.74 square metres

Term: 10 years from the date of the Dongxingli Tenancy Agreement (being 18 October 2000)

Rental and usage fee: Average rental (including property management fee) of RMB3.8 per square metre per day payable to CTHC (this price is reflected in the supplemental agreement entered into between CTHC and the Company on 30 December 2006, and reflects the current market average rental price as confirmed by Savills, an independent property valuer). Such amounts are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). The Directors are of the view that the average rental mentioned above is fair and reasonable. Please also refer to the paragraph headed "Confirmation by an independent property valuer" below for details of the confirmation of Savills

Payment term: The rental and usage fees shall be paid quarterly within the first 30 days of each quarter by cash

Other terms: The Company is entitled to renew the term of use for an additional 10 years by serving a notice to CTHC six months before the expiry of the term.

CTHC agrees to indemnify the Company against any loss or damage caused by, or arising from, any challenge to, or interference with, the Company's right to use the property in issue during the stipulated term.

(d) Dongsi Tenancy Agreement

The Company (as tenant) and CTHC (as lessor) have entered into the Dongsi Tenancy Agreement, pursuant to which CTHC has agreed to lease the Dongsi Property to the Company for 10 years from the date of the Dongsi Tenancy Agreement (being 18 October 2000). The average rental payable by the Company under the Dongsi Tenancy Agreement are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). On 30 December 2006, the Company (as tenant) and CTHC (as lessor) entered into the supplemental agreement to the Dongsi Tenancy Agreement regarding the average rental payable by the Company for the Relevant Period under the Dongsi Tenancy Agreement. Set out below are the details of the Dongsi Tenancy Agreement:

Date: 18 October 2000

Parties: CTHC (as leasor); and
The Company (as tenant)

Lease: Pursuant to the Dongsi Tenancy Agreement, CTHC has agreed to lease the Dongsi Property to the Company

Property: The Dongsi Property, the gross floor area of which currently used by the Company is approximately 13,369.51 square metres

Term: 10 years from the date of the Dongsi Tenancy Agreement (being 18 October 2000)

Rental: Average rental (including property management fee) of RMB4.5 per square metre per day payable to CTHC (this price is reflected in the supplemental agreement entered into between CTHC and the Company on 30 December 2006, and reflects the current market average rental price as confirmed by Savills, an independent property valuer). Such amounts are subject to review every three years by reference to the then prevailing market rate from the commencement of the lease (i.e. 18 October 2000). The Directors are of the view that the average rental mentioned above is fair and reasonable. Please also refer to the paragraph headed "Confirmation by an independent property valuer" below for details of the confirmation of Savills

Payment term: The rental and usage fees shall be paid quarterly within the first 30 days of each quarter by cash

Other terms: The Company may request to renew the term of use for an additional 10 years by serving a notice to CTHC three months before the expiry of the term.

CTHC has also undertaken to indemnify the Company against any loss or damage caused by, or arising from, any challenge to, or interference with, the Company's right to use the property during the 10-year term.

(e) Airline Services Agreements

The Company and each of the Airline Services Promoters have entered into the Airline Services Agreements in relation to the Technology Services as set out below:

No.	Airline Services Promoters	Date of Airline Services Agreement	Term of Airline Services Agreement (year)	Number of years of renewal
1.	Air China	1 December 2006	1 January 2006- 31 December 2008 (three years)	One
2.	Shenzhen Airlines	23 January 2007	1 January 2007- 31 December 2009 (three years)	Three

Technology Services

Pursuant to the Airline Services Agreements, the Company (including its subsidiaries) shall provide the Airline Services Promoters the Technology Services, including but not limited to:

(a) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

(b) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(c) airport passenger processing (APP) system services which provide check-in, boarding and load planning services; and

(d) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Services fees

The service fees payable by the Airline Services Promoters for the Technology Services under the Airline Services Agreements are currently determined in accordance with the pricing schedule prescribed by CAAC, details of which have been disclosed in the Company's prospectus dated 29 January 2001. In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, the Airline Services Promoters are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB 6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB 6.5 to RMB 7.0.

In addition, the fees payable by the Airline Services Promoters to the Company for the Technology Services include (i) fees for each boarding passenger handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB 7.0 depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the Company's Airport Passenger Processing (APP) system up to maximum allowable price of RMB 500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 60 days after receipt of the invoice by cash.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

3. CONFIRMATION BY AN INDEPENDENT PROPERTY VALUER

The Company has engaged Savills to evaluate the Dongxingli Property and the Dongsi Property for determining the prevailing market rent for the Dongxingli Property and the Dongsi Property as at 1 September 2006. Savills is in the list of firms providing professional consultancy services of general practice surveying of The Hong Kong Institute of Surveyors. Savills, an independent property valuer, has issued a report which indicates that the current rental arrangements (i.e. the aggregate rental (including property management fees) specified in the supplemental agreements entered into between CTHC and the Company on 30 December 2006) for the Dongxingli Property and the Dongsi Property for use of property, are fair, reasonable and in line with the market level. The current rental arrangements are valued by Savills on market rent basis as according to the HKIS Valuation Standards on Properties (First edition 2005) published by The Hong Kong Institute of Surveyors.

4. INFORMATION ON SITA, SERVICES COMPANIES, CTHC, AIR CHINA AND SHENZHEN AIRLINES

SITA

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, both SITAGCH and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport. Therefore, SITA is also considered as a connected person of the Company.

SITA is a global service provider of IT business solutions and communications services to air transport industry.

Services Companies

The Services Companies comprising Shenzhen Cares, Hainan Cares, Hubei Cares, Chongqing Cares, Yunnan Cares, Xiamen Cares, Xi'an Cares, Xinjiang Cares and Dongbei Cares are connected persons of the Company for the following reasons

(a) Shenzhen Cares is owned as to (i) 61.47% by the Company; (ii) 5.59% by 中國北方航空公司(China Northern Airline Company), a branch company of a subsidiary of 中國南方航空集團公司(China Southern Air Holding Company) which is a Promoter; (iii) 5.59% by Air China, a subsidiary of CNA Holding which is a Promoter; (iv) 5.59% by 中國新華航空有限責任公司(China Xinhua Airlines Company Limited), a Promoter; (v) 5.59% by Shenzhen Airlines, a Promoter; (vi) 5.59% by 深圳市機場股份有限公司(Shenzhen Airport Company Limited), an Independent Third Party; (vii) 5.59% by 中國南方航空(集團)深圳公司(China Southern Airlines (Group) Shenzhen Company), a subsidiary of 中國南方航空集團公司(China Southern Air Holding Company) which is a Promoter; and (viii) 5.00% by 四川航空集團公司(Sichuan Airlines Group Company), a Promoter. As certain Promoters and their respective associates are together entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Shenzhen Cares, Shenzhen Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(b) Hainan Cares is owned as to (i) 64.78% by the Company; (ii) 22.74% by 中國南方航空集團公司(China Southern Air Holding Company), a Promoter; (iii) 4.16% by Air China, a subsidiary of CNA Holding which is a Promoter; (iv) 4.16% by 海南航空股份有限公司(Hainan Airlines Company Limited), a Promoter; and (v) 4.16% by中國東方航空股份有限公司(China Eastern Airlines Corporation Limited), a subsidiary of中國東方航空集團公司(China Eastern Air Holding Company) which is a Promoter. As certain Promoters and their respective associates are together entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hainan Cares, Hainan Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(c) Hubei Cares is treated as a subsidiary of the Company and 12.5% of its registered capital is owned by中國東方航空武漢有限責任公司(China Eastern Airlines Wuhan Limited), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hubei Cares, Hubei Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(d) Chongqing Cares is a 51% subsidiary of the Company and 24.5% of its registered capital is owned by Air China. Air China is a subsidiary of CNA Holding which is a Promoter and is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Chongqing Cares, Chongqing Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(e) Yunnan Cares is a 51% subsidiary of the Company and 49% of its registered capital is owned by中國東方航空雲南公司(China Eastern Airlines-Yunnan Company), a branch company of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited). 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) is a subsidiary of 中國東方航空集團公司(China Eastern Air Holding Company) which is a Promoter, it is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Yunnan Cares, Yunnan Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(f) Xiamen Cares is a 51% subsidiary of the Company and 28.5% of its registered capital is owned by 廈門航空有限公司 (Xiamen Airlines Limited Company), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xiamen Cares, Xiamen Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(g) Xi'an Cares is a 51% subsidiary of the Company, and 32% of its registered capital is owned by中國東方航空西北公司 (China Eastern Airlines Northwest Company), a branch company of 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited). 中國東方航空股份有限公司(China Eastern Airlines Corporation Limited) is a subsidiary of 中國東方航空集團公司(China Eastern Air Holding Company) which is a Promoter, it is an associate of a Promoter. As an associate of a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xi'an Cares, Xi'an Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(h) Xinjiang Cares is a 51% subsidiary of the Company and 24.5% of its registered capital is owned by中國南方航空集團公司(China Southern Air Holding Company), a Promoter. As a Promoter is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Xinjiang Cares, Xinjiang Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules.

(i) 42% of the registered capital of Dongbei Cares, an associated company of the Company, is owned by 中國南方航空集團公司(China Southern Air Holding Company) which is a Promoter. As中國南方航空集團公司(China Southern Air Holding Company), a Promoter, is entitled to exercise, or control the exercise of, 30% or more of the voting power of any general meeting of Dongbei Cares, Dongbei Cares is an associate of a Promoter and therefore a connected person of the Company pursuant to Rule 14A.11(4) of the Listing Rules.

The Services Companies are the companies established for distributing the products of the Company and provide better services to customers in different regions. The Services Companies construct, operate and maintain regional network nodes, facilities and connections to the network and systems of the Company in their respective regions. The Services Companies provide technical services to the user of the Company's aviation information technology systems in respect of the Company's nationwide data network. These services include serving as local service centers for the Company's data network operations, and providing services such as connections to the network's nodes, data transmission equipment, terminals and printers, the installation of equipment, maintenance, training, technical support and other network services.

CTHC

CTHC is a Promoter and a substantial shareholder of the Company holding about 22.35% of the entire issued share capital of the Company as at the Latest Practicable Date. Therefore, CTHC is a connected person of the Company.

CTHC is principally engaged in the management of the state-owned assets and state-owned equity interests resulting from investments of the States in the group companies and its invested entities.

AIR CHINA

Air China is a subsidiary of CNA Holding, which is a Promoter and a substantial shareholder of the Company holding about 10.07% of the entire issued share capital of the Company as at the Latest Practicable Date. Air China is an associate of CNA Holding and therefore, a connected person of the Company.

Air China (together with its subsidiaries) is principally engaged in the provision of air passenger, air cargo and airline-related services in the PRC.

SHENZHEN AIRLINES

Shenzhen Airlines is a Promoter holding about 0.7 per cent of the entire issued share capital of the Company as at the Latest Practicable Date and therefore a connected person of the Company. Shenzhen Airlines is engaged in the airline operations in the PRC.

5. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the transaction records of the Non-exempt Continuing Connected Transactions for the three years ended 31 December 2006:

	Year ended 31 December		
	2004	**2005**	**2006** *(Note)*
SITA Transactions	RMB45,480,450 (equivalent to approximately HK$45,480,450)	RMB38,576,816 (equivalent to approximately HK$38,576,816)	RMB56,000,000 (equivalent to approximately HK56,000,000)
Transactions under the Network Services Agreement	RMB17,600,000 (equivalent to approximately HK$17,600,000)	RMB29,942,000 (equivalent to approximately HK$29,942,000)	RMB31,000,000 (equivalent to approximately HK$31,000,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB34,570,760 (equivalent to approximately HK$34,570,760)	RMB38,609,000 (equivalent to approximately HK$38,609,000)	RMB38,609,000 (equivalent to approximately HK$38,609,000)
Transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement)	RMB221,025,000 (equivalent to approximately HK$221,025,000)	RMB281,616,000 (equivalent to approximately HK$281,616,000)	RMB310,000,000 (equivalent to approximately HK$310,000,000)

Note: These amounts are derived from the unaudited management accounts of the Group for the year ended 31 December 2006.

6. THE ANNUAL CAPS APPROVED BY THE WAIVER OR AT THE 2006 EGM

	Year ending 31 December		
	2004	**2005**	**2006**
SITA Transactions *(Note 1)*	RMB72,000,000 (equivalent to approximately HK$72,000,000)	RMB72,000,000 (equivalent to approximately HK$72,000,000)	RMB72,000,000 (equivalent to approximately HK$72,000,000)
Transactions under the Network Services Agreement *(Note 1)*	RMB84,000,000 (equivalent to approximately HK$84,000,000)	RMB84,000,000 (equivalent to approximately HK$84,000,000)	RMB84,000,000 (equivalent to approximately HK$84,000,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement *(Note 1)*	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)
Transactions under Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement)	*(Note 2)*	*(Note 2)*	RMB404,460,000 (equivalent to approximately HK$404,460,000) *(Note 3)*

Notes:

1. *The relevant Non-exempt Continuing Connected Transactions for the two years ended 31 December 2005 did not exceed the annual caps for the two years ended 31 December 2005 as approved by the Waiver. It is also expected that the relevant Non-exempt Continuing Connected Transactions for the year ended 31 December 2006 will not exceed the annual caps for the year ended 31 December 2006 as approved by the Waiver.*

2. *As set out in the 2006 Circular, the relevant waiver granted by the Stock Exchange in respect of the transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (and its predecessor agreement), which did not specify any maximum amount of the transactions, was deemed to have lapsed on 25 October 2004. Therefore, no annual cap was applicable to such transactions for the period from 25 October 2004 to 31 December 2005. The transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (and its predecessor agreement) for the two years ended 31 December 2005 have been approved and ratified at the 2006 EGM.*

3. *As set out in the 2006 Circular, the aggregate annual cap in respect of the transactions contemplated under the relevant technology services and ancillary support agreements and the airline services agreements entered into between the Company and the relevant Promoters or their associates (including CNA Holding and Shenzhen Airlines) for the year ended 31 December 2006, which was subsequently approved at the 2006 EGM, is RMB 1,498,000,000 (equivalent to approximately HK$1,498,000,000), as to RMB 299,600,000 (equivalent to approximately HK$299,600,000) is attributable to the transactions under the Technology Services and Ancillary Support Agreement and as to RMB104,860,000 (equivalent to approximately HK$104,860,000) is attributable to the transactions contemplated under the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines. It is expected that the transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines for the year ended 31 December 2006 will not exceed the annual cap approved at the 2006 EGM mentioned above.*

7. ANNUAL CAPS

	Year ending 31 December		
	2007	**2008**	**2009**
SITA Transactions	RMB67,000,000 (equivalent to approximately HK$67,000,000)	RMB80,000,000 (equivalent to approximately HK$80,000,000)	RMB96,000,000 (equivalent to approximately HK$96,000,000)
Transactions under the Network Services Agreement	RMB37,200,000 (equivalent to approximately HK$37,200,000)	RMB44,640,000 (equivalent to approximately HK$44,640,000)	RMB53,568,000 (equivalent to approximately HK$53,568,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)
Transactions under the Airline Services Agreement	RMB403,000,000 (equivalent to approximately HK$403,000,000)	RMB523,900,000 (equivalent to approximately HK$523,900,000)	RMB175,760,000 (equivalent to approximately HK$175,760,000) *(Note)*

Note: This is the annual cap for the transactions contemplated under the Shenzhen Airlines Airline Service Agreement only as the initial term of the Air China Airline Services Agreement will expire on 31 December 2008.

The Annual Caps of the transactions contemplated under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement are determined by reference to the aggregate annual rental (including the property management fees) payable by the Company under such agreements.

The Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement are determined by reference to (1) the historical annual amount of the relevant transactions for the year ended 31 December 2005; (2) the unaudited amount of the SITA Transactions of approximately RMB56,000,000 (equivalent to approximately HK$56,000,000) and the unaudited amount of the transactions contemplated under the Network Services Agreement of approximately RMB31,000,000 (equivalent to approximately HK$31,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (3) the compound annual growth rate of approximately 20% of the turnover of the Company between the year ended 31 December 2004 and the expected turnover for the year ended 31 December 2006; and (4) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the above transactions will increase by about 20% per annum and 20% is used in determining the amount of the Annual Caps. The Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement mentioned above are calculated based on the compound annual growth of 20% for the respective transactions for the three years ending 31 December 2009.

The Annual Caps for the transactions contemplated under the Airline Services Agreements are determined by reference to (1) the historical annual amount of the relevant transactions for the year ended 31 December 2005; (2) the unaudited amount of the transactions contemplated under the Airline Services Agreements of approximately RMB310,000,000 (equivalent to approximately HK$310,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (3) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips; and (4) the initial term of the Air China Airline Services Agreement will expire on 31 December 2008 whereas the Shenzhen Airlines Airline Services Agreement will expire on 31 December 2009. The Directors estimate that the above transactions will increase by about 30% per annum and 30% is used in determining the amount of the Annual Caps. The Annual Caps for the transactions contemplated under the Airline Services Agreements mentioned above are calculated based on the compound annual growth of 30% for the respective transactions for the two years ending 31 December 2008 or (if applicable) three years ending 31 December 2009.

The basis of the determination of the Annual Caps for the transactions contemplated under the Airline Services Agreements mentioned above is the same as that of the annual caps for the continuing connected transactions contemplated under the relevant technology services and ancillary support agreements and the airline services agreements entered into between the Company and the relevant Promoters or their associates (including CNA Holding and Shenzhen Airlines) as set out in the 2006 Circular for the three years ending 31 December 2008.

The Directors are of the view that the Annual Caps in respect of each of the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2009 are fair and reasonable.

8. REASONS FOR AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC. The aviation data and services provided by SITA under the SITA Telecommunication Services Agreement are essential to the aviation information technology services provided by the Group.

The Directors consider that it is in the interest of the Company to continue to engage SITA to provide SITA Data Network Services for the following reasons:

(i) the network of SITA provides wide industry coverage as many participants in the air transport industry worldwide rely on its network solutions and many customers of the Company are also using SITA's network services;

(ii) SITA has a long co-operative history with the Company and various players in the civil aviation industry of China; and

(iii) the stability of the Company's business may be severely affected if its engagement with SITA is terminated.

As mentioned in the paragraph headed "Information on SITA, Services Companies, CTHC, Air China and Shenzhen Airlines" above, the Services Companies are the companies established between the Company and other parties for distributing the products of the Company and provide better services to customers in different regions.

The Dongsi Property and the Dongxingli Property have been used as data centres of the Company since 2000. It is in the best interests of the Company to continue to lease and use such properties to ensure normal and stable operation of the Company.

As mentioned in the paragraph headed "Information on SITA, Services Companies, CTHC, Air China and Shenzhen Airlines" above, Air China and its subsidiaries are principally engaged in provision of air passenger, air cargo and airline-related services in the PRC while Shenzhen Airlines is engaged in airlines operation in the PRC. The provision of the Technology Services to the Airline Services Promoters is in the ordinary and usual course of business of the Group.

The Non-exempt Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Non-exempt Continuing Connected Transactions have been and will be conducted on normal commercial terms and conditions determined on an arm's length basis. The Directors are of the view that the Non-exempt Continuing Connected Transactions are on normal commercial terms and the terms of the Non-exempt Continuing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

9. LISTING RULES REQUIREMENTS

Given that each of SITA, the Services Companies, CTHC, Air China and Shenzhen Airlines are connected persons of the Company as mentioned above, each of the Non-exempt Continuing Connected Transactions for the Relevant Period constitute connected transactions for the Company under Chapter 14A of the Listing Rules.

The Group did not have any previous transactions with any connected persons in respect of the Non-exempt Continuing Connected Transactions which required aggregation under Rule 14A.25 of the Listing Rules.

The Percentage Ratios for each of the Non-exempt Continuing Connected Transactions (i.e. the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements) on an annual basis are more than 2.5%, the Non-exempt Continuing Connected Transaction for the Relevant Period are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The contract duration of each of the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement, and the Dongsi Tenancy Agreement is more than three years. The Directors are of the view that the contract duration of the above agreements of more than three years is commercially beneficial to the Company and of normal business practice for contracts of these types to be of such duration and they are in compliance with Rule 14A.35(1) of the Listing Rules. Details of the views of China Merchants, the independent financial adviser, on the contract duration of the above agreements are set out in the Letter from China Merchants on pages 25 to 42 of this circular.

As set out in the 2007 Announcement, the aggregate rentals payable by the Company under the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement for the period from 1 January 2007 to 31 January 2007 amount to approximately RMB3,279,000 and the Percentage Ratios thereof are more than 0.1% but less than 2.5%. Given that the supplemental agreements which set out the current market average rental price were entered into between the Company and CTHC on 30 December 2006, the Company has made best endeavour to comply with the applicable Listing Rules in respect of these transactions as well as the other Continuing Connected Transactions (including publication of the 2007 Announcement) as soon as practicable.

Based on the unaudited management accounts of the Group for the month ended 31 January 2007 (1) the Percentage Ratios of the amount of the transactions contemplated under the InfoSky Cargo Services Agreement for the period from 1 January 2007 to 31 January 2007 are not more than 0.1%, and (2) the Percentage Ratios of the amount of the transactions contemplated under the Network Services Agreement and the Airline Services Agreement and the SITA Transactions for the period from 1 January 2007 to 31 January 2007 are more than 0.1% but less than 2.5%.

As set out in the 2007 Announcement and the information disclosed above, the Company has failed to comply with Rule 14A.47(1) of the Listing Rules in respect of the Continuing Connected Transactions. The Company considered that it would be more appropriate and cost effective to inform the shareholders of the Company of the Continuing Connected Transactions at the same time and seek their approval at the same general meeting, the Company proposed to publish the 2007 Announcement after it entered into all agreements in respect of the Continuing Connected Transactions with each of the relevant connected persons. However, the Company was unable to enter into or, if applicable, renew the Airline Services Agreements with all the relevant Promoters or their associates until 23 January 2007. Given that the Company (a) entered into the Network Services Agreement, the supplemental agreements to each of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement and the Airline Services Agreement with the relevant connected persons in late December 2006, and the Shenzhen Airlines Airline Services Agreement on 23 January 2007, and (b) obtained SITA' s confirmation regarding accuracy of the disclosure relating to SITA and its group companies set out in the Announcement in January 2007, though the Company sought SITA's confirmation on 20 December 2006, the Company was unable to obtain prior independent shareholders' approval for the Continuing Connected Transactions before the transactions commenced in 2007.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

10. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Due to an equity transfer agreement entered into between Changan Air Industrial Co., a Promoter, and Changan Air Company Limited on 28 June 2006, whereby Changan Air Industrial Co. transferred 799,500 shares in the Company to Changan Air Company Limited, the Company proposes to amend the list of Promoters in the Articles of Association at the EGM.

To facilitate the business operations of the Company, the Company proposes to amend the Articles of Association at the EGM by enabling the subsidiaries of the Company to name themselves with "TravelSky Airport".

Furthermore, as announced by the president of the PRC in his order no. 42 dated 27 October 2005, certain provisions of the Company Law have been revised and amended based on the results of the Eighteenth meeting of the Standing Committee of the Tenth National People's Congress of the PRC. Such revisions and amendments became effective on 1 January 2006.

To ensure compliance with the Company Law, the Company proposes to amend the Articles of Association at the EGM. In general, the following is a summary of the proposed amendments to the Articles of Association:

(a) enhancing the power of the general meetings by allowing the review of the proposals made by shareholders of the Company representing 3% or more of shares carrying the right to vote at the general meetings of the Company, as opposed to the shareholding of 5% or more currently;

(b) vesting the power to review matters regarding the acquisition or disposal of any major assets by the Company within one year, of which the amount exceeds 30%, of the latest audited total assets of the Company at the general meetings of the Company, and such matters have to be approved by way of special resolutions;

(c) a more flexible and easier access to propose new motions to the Company at general meetings is to be adopted, in that the Board, Supervisory Committee and shareholder(s) of the Company individually or collectively holding 3% or more of shares carrying the right to vote can make such proposals, as opposed to the need for 5% or more currently;

(d) the shares held by the Company are not to be carrying any voting rights at the general meeting;

(e) for better corporate governance, the Supervisory Committee (or the shareholder(s) of the Company individually or collectively holding 10% or more of shares carrying the right to vote for 90 consecutive days if the Supervisory Committee fails to do so) shall convene and chair the general meeting if the appropriate member(s) of the Board fails to perform his/their duty to convene one;

(f) continuing obligations are to be imposed on the part of the Directors and/or Supervisors to perform their duties as Directors upon the expiry of their office in the event that new Directors and/or Supervisors cannot be elected on timely basis, or the number of which falls below the minimum statutory quorum;

(g) a more flexible and easier access to convene an extraordinary general meeting is to be adopted, in that Shareholders holding more than one-tenth of the shares carrying voting rights or more than one-third of the Board or the Supervisory Committee can propose such convention, as opposed to the need for the requisition of the chairman ("**Chairman**") of the Board or two directors or the manager of the Company currently;

(h) Chairman's of the Borad casting vote in case of deadlocks is to be removed;

(i) a Director is to be required to abstained from voting for any issue to which he/she is connected; and proposed resolutions are to be considered at the general meetings as opposed to the board meetings at which less than three Directors who are not interested in the proposed resolutions are present;

(j) for better corporate governance, the number of Supervisors is to be increased from 8 to 9; a proportion of at least one-third of staff representative Supervisors is to be required in the Supervisory Committee; the vice-chairman of the Supervisory Committee (or a Supervisor elected by a majority of Supervisors if that vice-chairman fails to do so) shall convene and preside over the meetings of the Supervisory Committee if the chairman of the Supervisory Committee fails to perform his duty to convene one; the constituents of the Supervisory Committee are to be changed; the scope of duties of the Supervisory Committee is to be enlarged; and every decision made by the Supervisory Committee is to be recorded;

(k) the profit after taxation of the Company is to be appropriated in certain order: firstly to compensate loss, secondly to appropriate into the statutory surplus reserve, thirdly to appropriate into the discretionary surplus reserve, and lastly to pay dividend for ordinary shares of the Company;

(l) the need for appropriating a certain amount of profit after taxation into the Company's statutory welfare reserve is to be abolished;

(m) dividend is to be distributed to shareholders of the Company according to their shareholding while the shares held by the Company are not entitled to profit distribution; and

(n) the need to withhold tax from dividend distributions is to be removed.

To align the Articles of Association with the requirements of the Company Law, the Board wishes to propose special resolutions at the EGM to amend the relevant articles of the Articles of Association. A full text of the proposed amendments to the Articles of Association is set out in resolutions numbered 5 to 7 in the notice of EGM set out on pages 50 to 60 of this circular.

11. EGM

The EGM will be held at Conference Room 1907, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 10:00 a.m. on 25 April 2007 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Non-exempt Continuing Connected Transactions, the relevant Annual Caps and the proposed amendments to the Articles of Association. Notice of the EGM is set out on pages 50 to 60 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

12. VOTING ARRANGEMENTS

Under the Listing Rules, the SITA Transactions are subject to the approval of the SITA Independent Shareholders. As at the Latest Practicable Date, SITA INC BV was interested in 1.75% of the issued share of the Company. As both SITA INC BV and SITA are collectively owned, directly or indirectly, by the members of the Air Transport Community, a group of companies and organisations for which the main activity is related to air transport, SITA INC BV is an associate of SITA. SITA INC BV therefore will be required to abstain from voting at the resolutions to consider and approve the SITA Transactions.

Under the Listing Rules, the Network Services Agreement and the transactions contemplated thereunder are subject to the approval of the Services Companies Independent Shareholders. Accordingly, the Interested Promoters and their respective associates will abstain from voting on the resolution to consider and approve the Network Services Agreement and the transactions contemplated thereunder.

Under the Listing Rules, the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and the transactions contemplated thereunder are subject to the approval of the CTHC Independent Shareholders. Accordingly, CTHC and its associates will abstain from voting on the resolution to consider and approve the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and the transactions contemplated thereunder.

Under the Listing Rules, the Airline Services Agreements and the transactions contemplated thereunder are subject to the approval of the Airline Services Promoters Independent Shareholders. Accordingly, CNA Holding, Air China, Shenzhen Airlines and their respective associates will abstain from voting on the resolution to consider and approve the Airline Services Agreements and the transactions contemplated thereunder.

In accordance with Rule 13.39(4) of the Listing Rules, the vote of the Independent Shareholders taken at the EGM to approve the Non-exempt Continuing Connected Transactions and the relevant Annual Caps will be taken by poll, with the relevant connected persons and their respective associates abstaining from voting. The voting results will be announced after the EGM.

13. POLL PROCEDURE

Pursuant to Article 73 of the Articles of Association, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(a) by the chairman of such meeting;

(b) by at least two shareholders of the Company present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

14. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 24 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions and the principal factors and reasons considered by them in arriving at such advice set out on pages 25 to 42 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Non-exempt Continuing Connected Transactions and the relevant Annual Cap are fair and reasonable in so far as the Independent Shareholders are concerned and the Non-exempt Continuing Connected Transactions and the relevant Annual Caps are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions approving the Non-exempt Continuing Connected Transactions and the relevant Annual Caps at the EGM.

The Board considers that the special resolutions in relation to the proposed amendments to the Articles of Association are in the best interests of the Company and the shareholders of the Company as a whole and recommends the shareholders of the Company to vote in favour of such resolutions at the EGM.

15. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman


中国航信
TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

7 March 2007

To the Independent Shareholders

Dear Sir / Madam,

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 7 March 2007 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Non-exempt Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Non-exempt Continuing Connected Transactions and the relevant Annual Caps are fair and reasonable in so far as the Independent Shareholders are concerned and the Non-exempt Continuing Connected Transactions and the relevant Annual Caps are in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the Non-exempt Continuing Connected Transactions and the relevant Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee
Chow Kwok Wah, James **Yick Wing Fat, Simon** **Yuan Yaohui**
Independent non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.



48th Floor, One Exchange Square
Central, Hong Kong

7 March 2007

TravelSky Technology Limited
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC

To the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of the Non-exempt Continuing Connected Transactions and the relevant Annual Caps. Details of the Non-exempt Continuing Connected Transactions and the relevant Annual Caps are set out in the letter from the Board (the "**Letter from the Board**") contained in the circular dated 7 March 2007 (the "**Circular**") issued by the Company to its shareholders, of which this letter forms part. This letter contains our advice to the Independent Board Committee and the Independent Shareholders as to whether or not (i) the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and the Independent Shareholders as a whole; (ii) the contract durations of the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement of more than 3 years are commercially beneficial to the Company and that it is normal business practice for contracts of this type to be of such duration; (iii) the relevant Annual Caps of the Non-exempt Continuing Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (iv) it would be fair and reasonable for the Independent Shareholders to approve the Non-exempt Continuing Connected Transactions and the relevant Annual Caps. Terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed, by the Company, its Directors and its management to us. We have also assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and continued to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, its Directors and its management and have been advised by the Directors that no material facts have been omitted from the information provided and referred to in the Circular.

We consider that we have reviewed sufficient information to reach an informed view and to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted any form of in-depth investigation into the business affairs, financial position or future prospects of the Group or the counterparties of the Non-exempt Continuing Connected Transactions nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Company, its Directors and its management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the Non-exempt Continuing Connected Transactions and the relevant Annual Caps to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors and reasons:

1. Background of the Company and the Non-exempt Continuing Connected Transactions

The Group is principally engaged in the provision of aviation information technology services in the PRC. The Group provides advanced aviation information technology and related services to the Chinese commercial airlines and distributes commercial airlines products and services to travel service distributors, ticketing offices and individual consumer and is taking a leading role.

The Company has entered into the Non-exempt Continuing Connected Transactions for the Relevant Period. Immediately prior to the listing of the Company in 2001, the Company has entered into the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement and the Dongxingli Tenancy Agreement and has been granted the Waiver in December 2003 in respect of such transactions for the period from 1 January 2004 up to 31 December 2006, details of which and the above transactions were set out in the 2003 Announcement.

As set out in the 2006 Circular, the Company and CNA Holding renewed the Technology Services and Ancillary Support Agreement in relation to the Technology Services. After the expiry of the Technology Services and Ancillary Support Agreement, the Company and Air China, a subsidiary of CNA Holding, entered into the Air China Airline Services Agreement in relation to the Technology Services for the Relevant Period. After the expiry of the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines, the Company entered into the Shenzhen Airlines Airline Services Agreement with Shenzhen Airlines in relation to the Technology Services for the Relevant Period. The annual caps for the transactions under (i) the Technology Services and Ancillary Support Agreement, and (ii) the predecessor technology services and ancillary support agreement and the predecessor airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines for the year ended 31 December 2006 were approved at the 2006 EGM.

In view of the expiry of the Waiver in respect of the continuing connected transactions (other than the transactions under the Technology Service and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines in relation to the Technology Services (and its predecessor agreement)) and to ensure compliance with the requirements under the Listing Rules in respect of the Continuing Connected Transaction for the Relevant Period, the Company publish the 2007 Announcement in accordance with Chapter 14A of the Listing Rules.

Given that each of SITA, the Services Companies, CTHC, Air China and Shenzhen Airlines are connected persons of the Company as mentioned in the Letter from the Board, each of the Non-exempt Continuing Connected Transactions for the Relevant Period constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The Percentage Ratios for each of the Non-exempt Continuing Connected Transactions (i.e. the SITA Transactions, the transactions contemplated under the Network Services Agreement, the Dongsi Tenancy Agreement, the Dongxingli Tenancy Agreement and the Airline Services Agreements) on an annual basis are more than 2.5%, the Non-exempt Continuing Connected Transaction for the Relevant Period are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

As the contract durations of the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement are more than 3 years, an independent financial adviser is required to explain why a longer period for such agreements are required and to confirm that it is normal business practice for contracts of this type to be of such duration.

In this connection, we have been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether or not (i) the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and its shareholders as a whole; (ii) the contract durations of the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreements of more than 3 years are normal business practice for contracts of this type to be of such duration; (iii) the relevant Annual Caps of the Non-exempt Continuing Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (iv) it would be fair and reasonable for the Independent Shareholders to approve the Non-exempt Continuing Connected Transactions and the relevant Annual Caps.

2. Reasons for the Non-exempt Continuing Connected Transactions

The reasons for the Non-exempt Continuing Connected Transactions are set out below:

(i) SITA Transactions

(a) SITA Membership Fees

As set out in the Letter from the Board, the Company is a member of SITA. Being a member of SITA, the Company is entitled to use the services provided by SITA and is required to pay SITA the SITA Membership Fees. Given that the SITA Membership Fees is applicable to all members of SITA and that it is a prerequisite for the Company to enjoy the services provided by SITA and the services provided by SITA is essential for the provision of data transmission network to the Company's customers, the Directors consider that it is in the interest of the Company to continue to be a member of SITA and pay the respective membership fee.

(b) SITA Telecommunication Services Agreement

According to SITA's website, SITA is the world's leading service provider of information technology business solutions and communications services to the air transport industry. The Directors advised that the SITA Data Network Services provided by SITA include an airline protocol service which is suitable for most air transport and travel industry applications, such as global distribution system access for airline offices and booking agents, airline check-in at airports, and baggage tracking which is cost effective and hence the SITA Date Network Services provided by SITA are essential to the aviation information technology services provided by the Group to its customers. By entering into the SITA Telecommunication Services Agreement, the Company can acquire the SITA Data Network Services at a rate which is determined by reference to the usage and the pricing schedule set by SITA which is applicable to all users of the SITA data network including the Company's customers.

As set out in the Letter from the Board, the Directors consider that it is in the interest of the Company to continue to engage SITA to provide SITA Data Network Services for the following reasons:

(a) the network of SITA provides wide industry coverage as many participants in the air transport industry worldwide rely on its network solutions and many customers of the Company are also using SITA's network services;

(b) SITA has a long co-operative history with the Company and various players in the civil aviation industry of China; and

(c) the stability of the Company's business may be severely affected if its engagement with SITA is terminated.

(ii) Network Services Agreement

As set out in the Letter from the Board, the Services Companies are the companies established for distributing the products of the Company and provide better services to customers in different regions. The Services Companies construct, operate and maintain regional network nodes, facilities and connections to the network and systems of the Company in their respective regions. The Services Companies provide technical services to the user of the Company's aviation information technology systems in respect of the Company's nationwide data network. These services include serving as local service centers for the Company's data network operations, and providing services such as connections to the network's nodes, data transmission equipment, terminals and printers, the installation of equipment, maintenance, training, technical support and other network services.

Pursuant to the Network Services Agreement, (i) the Company has agreed to let the Services Companies use the Company's mainframe resources and connect to the Company's network of data transmission equipment, terminals and printers; (ii) the Services Companies have agreed to provide front end technical supports for the users of the Company's airport passenger processing system (APP system); and (iii) the Company may lease certain major connection equipment at the request of the Services Companies.

The Directors believe that the Services Companies have been playing an important role to provide technical support to their customers for the usage of the Company's APP system and to facilitate the promotion of new products by the Company and etc. and have a strong market presence in the PRC. Thus the Directors considered that it is in the interest of the Company to enter into the Network Services Agreement as it would be difficult for the Company to provide network services directly to the customers in different regions.

(iii) Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement

As set out in the Letter from the Board, the Dongxingli Property and the Dongsi Property have been used as data centres of the Company since 2000. The Directors consider that it is in the best interests of the Company to continue to lease and use such properties to ensure normal and stable operation of the Company since it would not be feasible and cost effective to move the equipment and ancillary products which have been embedded into the server. Moreover, the relocation of data centres of the Company will affect the stability of information technology services provided by the Company to the airline operators in the PRC which may not be able to assure the travelling safety function of air passengers.

(iv) Airline Services Agreements

Pursuant to the Airline Services Agreements, the Company (including its subsidiaries) shall provide the Airline Services Promoters the Technology Services, including but not limited to:

(a) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

(b) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(c) airport passenger processing (APP) system services which provide check-in, boarding and load planning services; and

(d) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

As advised by the Directors, the aviation industry in the PRC is subject to extensive supervision of the PRC authorities and there is barrier to entry into the industry. As such, the number of airline operators in the PRC is limited and given the Company is the dominant market player in the aviation information technology services industry, the Company is able to capture most of the market share and stimulate turnover growth to the Group. Since the Group's main customers are airline operators which are either the Promoters or their associates, all being connected persons of the Company (as defined in the Listing Rules), the Directors are of the view that it is in the best interests of the Group to enter into the Airline Services Agreements in order to secure the recurring income and to develop and expand the business in Technology Services.

In view of (i) the SITA Data Network Services provided by SITA are essential to the aviation information technology services provided by the Group; (ii) it would be difficult for the Company to provide network services directly to the customers in different regions; (iii) the Dongxingli Property and the Dongsi Property have been used as data centres of the Company since 2000 and it would not be feasible to move the equipment and ancillary products which have been embedded into the server and the relocation of data centres of the Company will affect the stability of information technology services provided by the Company to the airline operators in the PRC which may not be able to assure the travelling safety function of air passengers; and (iv) that the provision of Technology Services contemplated under the Airline Services Agreements is in the best interests of the Group and secure the recurring income, we concur with the Directors' view that it is reasonable for the Group to enter into the Non-exempt Continuing Connected Transactions and the Non-exempt Continuing Connected Transactions have been entered into in the ordinary and usual course of business of the Group and are in the interests of the Group and its shareholders as a whole.

3. Reasons for the duration of more than three years for the SITA Telecommunication Services Agreement, the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement

(i) SITA Telecommunication Services Agreement

According to SITA, all members of SITA including the Company shall be bound by the standard terms in the SITA Telecommunication Services Agreement for the provision of data network services and that the SITA Telecommunication Services Agreement shall continue to be in full force and effect unless terminated in accordance with the terms and conditions set out therein. In addition, SITA Data Network Services provided by SITA are essential to the daily operation of the Company, and also the customers of the Company rely heavily on the services provided by the Group via SITA. As advised by SITA, the SITA Telecommunication Services Agreement with contract duration of more than 3 years which the Company has entered with SITA is a standard term which applies to all users of the SITA Data Network Services including the Independent Third Parties. As a result, we concur with the Directors' view that it is commercially beneficial to the Company to have a longer period.

In order to further assess whether it is normal business practice for contracts of this type to be of such duration, we have conducted research from Bloomberg and found that there are no relevant comparables to SITA. Therefore as an alternative, we have consulted SITA for the provision of their competitors to us and found out that their competitor, ARINC Incorporated of the United States, with one of its line of service also include the provision of data network services to the aviation industry which is comparable to the SITA Data Network Services. In this regard, we have searched the website of ARINC Incorporated on 3 February 2007 and discovered that it had also the experience of entering into a contract with Continental Airlines for 7 years for the provision of multiple air or ground data link services on 14 March 2006.

Based on the foregoing, we concur with the Directors' view that the contract duration of the SITA Telecommunication Services Agreement of more than 3 years is commercially beneficial to the Company and that it is normal business practice for contracts of this type to be of such duration.

(ii) Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement

As stated above, the Dongxingli Property and the Dongsi Property have been used as data centres of the Company since 2000 and it would be difficult and costly to move the equipment and ancillary products which have been embedded into the server. To ensure stable operations of the Group, we concur with the Directors that the Company would have to rent the Dongxingli Property and the Dongsi Property for a longer period and the contract duration of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement of more than 3 years is commercially beneficial to the Company.

In accessing whether the duration of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement is of normal business practice, we have reviewed all continuing connected transactions circulars from 1 January 2005 to the Latest Practicable Date for companies listed on the Stock Exchange in terms of property lease agreements executed solely used for their business operations and have identified the following 4 property lease agreements with duration of more than 3 years:

Company	Leasing term	Date of circular
Petrochina Company Limited (Stock code: 857)	20 years	22 September 2005
ZTE Corporation (Stock code: 763)	20 years	10 November 2006
Beijing Capital International Airport Company Limited (Stock code: 694)	20 years	17 November 2006
Wai Yuen Tong Medicine Holdings Limited (Stock code: 897)	10 years	5 March 2007

As illustrated in the above table, we note that the comparable property lease agreements have leasing term of 10-20 years. As such, we concur with the Directors' view that the contract duration of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement of more than 3 years are of normal business practice.

Based on the foregoing, we concur with the Directors' view that the contract duration of the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement of more than 3 years is commercially beneficial to the Company and that it is normal business practice for contracts of this type to be of such duration.

4. Basis of price/rental determination of the Non-exempt Continuing Connected Transactions

(i) SITA Transactions

(a) SITA Membership Fees

According to SITA, all members are required to pay membership fees as prescribed in the SITA Revenue and Funding Rules handbook with standard terms and conditions to all members to SITA. According to the SITA Revenue and Funding Rules handbook, the SITA Membership Fees payable by the Company in each financial year is determined by reference to the ratio of the aggregate eligible revenue for the provision of services in the ordinary course of business in the previous financial year billed by SITA, SITA NV or their respective 100% owned subsidiaries ("**Eligible Revenue**") to the Company to the aggregate Eligible Revenue of all members of SITA for that financial year. Given that the determination basis of the SITA Membership Fees is applicable to all members of SITA, we concur with the Directors' view that the SITA Membership Fees is fair and reasonable.

(b) SITA Telecommunication Services Agreement

According to the Directors, SITA is currently a major provider of data network services in the aviation industry in the PRC. Since this industry is regulated by the CAAC, there is barrier to entry for other competitors to enter this industry and to provide relative data network services for the airline operators.

According to SITA, the SITA Telecommunication Services Agreement for the provision of data network services to the Company is an agreement with standard terms and conditions that applies to all its customers. As set out in the Letter from the Board, the Company is required to pay to SITA the network data usage fees based on the usage and the pricing schedule set by SITA which is applicable to all users of the SITA Data Network Services.

Based on the above, we are of the view that the price governing the services provided by SITA as stipulated in the SITA Telecommunication Services Agreement is on normal commercial terms, fair and reasonable and in the interest of the Company and its shareholders as a whole.

(ii) Network Services Agreement

According to the Network Services Agreement, the Services Companies shall pay (i) connection fees for connections to the Company's network of data transmission equipment, terminals and printers at rates prescribed by CAAC; (ii) PID fees for utilization of mainframe resources at rates prescribed by CAAC; and (iii) equipment lease fees on a cost basis. If any of the Services Companies provide front end technical supports to the users of the Company's APP system, the Company will share the revenue generated from the Company's APP system with the relevant Services Companies in such amount determined in accordance with (i) the actual amount of service provided by the relevant Services Companies and (ii) pricing schedule as set out in the agreement to be entered into between the Company, the relevant Services Companies and (if applicable) the airport which provides services to the users of the Company's APP system.

We have noticed that in the past, the fees paid by the Company on the whole to other Independent Third Parties for the provision of front end technical supports to the users of the Company's APP system were the same as the total fees paid by the Company to the relevant Services Companies and certain airports for the provision of front end technical supports to the users of the Company's APP system.

Based on the foregoing, we consider the service fees paid by the Company to the Services Companies were no less favourable than the fees paid to other Independent Third Parties. Hence, we are of the view that the service fees to be paid by the Company are fair and reasonable and in the interests of the Company and its shareholders as a whole.

(iii) Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement

According to the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement, the amount of the rentals for the Dongxingli Property and Dongsi Property would be reviewed once every three years by reference to the then prevailing market rate from the commencement of the lease of the Dongxingli Property and the Dongsi Property respectively. As stated in the Letter from the Board, the average rental (including property management fee) of each of Dongxingli Property and the Dongsi Property of RMB3.8 and RMB4.5 per square meter per day payable to CTHC is equal to the average market rental as at 1 September 2006 as evaluated by Savills, an independent property valuer.

In accessing the fairness and reasonableness of the valuations of the market rental as at 1 September 2006, we have reviewed the valuation report prepared by Savills which indicates that the current rental arrangements (i.e. the aggregate rental (including property management fees) specified in the supplemental agreements entered into between CTHC and the Company on 30 December 2006) for the Dongxingli Property and the Dongsi Property for use of property, are fair, reasonable and in line with the market level. The current rental arrangements are valued by Savills on market rent basis as according to the HKIS Valuation Standards on Properties (First edition 2005) published by The Hong Kong Institute of Surveyors. We have also discussed with Savills on the methodology adopted and assumptions used in arriving at their valuations of the market rental as at 1 September 2006. In the course of our discussion with Savills, nothing material has come to our attention that would lead us to believe that the valuations of the market rentals were not prepared on a reasonable basis nor reflect the methodology and assumptions which have been adopted and arrived at after due and careful consideration. We have no reason to doubt the fairness and appropriateness of the methodology adopted and assumptions used by Savills in arriving at the valuations of such market rental.

In this regard, we consider the average rental of each of the Dongxingli Property and the Dongsi Property are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

(iv) Airline Services Agreements

As set out in the Letter from the Board, the service fees payable by the Airline Services Promoters for the Technology Services under the Airline Services Agreements are currently determined in accordance with the pricing schedule prescribed by CAAC.

We have also reviewed the fees charged by the Company to Air China and Shenzhen Airlines as stipulated in the Airline Services Agreements and conclude that the services fees charged by the Company to Air China and Shenzhen Airlines are within the respective price ranges prescribed by the CAAC.

We have also reviewed sample copies of the Technology Services and Ancillary Support Agreement entered between the Company and certain Independent Third Parties in respect of the Technology Services. We noted that the Company would charge such Independent Third Parties the same service fees as the Company would charge Air China and Shenzhen Airlines as set out in the Airline Services Agreements.

Based on the foregoing, we consider the services fees to be charged by the Company to Air China and Shenzhen Airlines are on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

5. Basis of determining the Annual Caps

Historical Transaction records

Set out below is a summary of the transaction records of the Non-exempt Continuing Connected Transactions for the three years ended 31 December 2006:

	Year ended 31 December		
	2004	**2005**	**2006** *(Note)*
SITA Transactions	RMB45,480,450 (equivalent to approximately HK$45,480,450)	RMB38,576,816 (equivalent to approximately HK38,576,816)	RMB56,000,000 (equivalent to approximately HK$56,000,000)
Transactions under the Network Services Agreement	RMB17,600,000 (equivalent to approximately HK$17,600,000)	RMB29,942,000 (equivalent to approximately HK$29,942,000)	RMB31,000,000 (equivalent to approximately HK$31,000,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB34,570,760 (equivalent to approximately HK$34,570,760)	RMB38,609,000 (equivalent to approximately HK$38,609,000)	RMB38,609,000 (equivalent to approximately HK$38,609,000)
Transactions under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement)	RMB221,025,000 (equivalent to approximately HK$221,025,000)	RMB281,616,000 (equivalent to approximately HK$281,616,000)	RMB310,000,000 (equivalent to approximately HK$310,000,000)

Note: These amounts are derived from the unaudited management accounts of the Group for the year ended 31 December 2006.

Annual Caps

Set out below is a summary of the relevant Annual Caps of the Non-exempt Continuing Connected Transactions for each of the three years ending 31 December 2009:

	Year ending 31 December		
	2007	**2008**	**2009**
SITA Transactions	RMB67,000,000 (equivalent to approximately HK$67,000,000)	RMB80,000,000 (equivalent to approximately HK$80,000,000)	RMB96,000,000 (equivalent to approximately HK$96,000,000)
Transactions under the Network Services Agreement	RMB37,200,000 (equivalent to approximately HK$37,200,000)	RMB44,640,000 (equivalent to approximately HK$44,640,000)	RMB53,568,000 (equivalent to approximately HK$53,568,000)
Transactions under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)	RMB40,000,000 (equivalent to approximately HK$40,000,000)
Transactions under the Airline Services Agreement	RMB403,000,000 (equivalent to approximately HK$403,000,000)	RMB523,900,000 (equivalent to approximately HK$523,900,000)	RMB175,760,000 (equivalent to approximately HK$175,760,000) *(Note)*

Note: This is the annual cap for the transactions contemplated under the Shenzhen Airlines Airline Services Agreement only as the initial term of the Air China Airline Services Agreement will expire on 31 December 2008.

Basis of the Annual Caps

The basis of the Annual Caps is set out below:

(i)(a) SITA Transactions and Network Services Agreement

As stated in the Letter from the Board, the Annual Caps for the SITA Transactions and the Network Services Agreement are determined by reference to (i) the historical annual amount of the respective agreement for the year ended 31 December 2005; (ii) the unaudited amount of the SITA Transactions of approximately RMB56,000,000 (equivalent to approximately HK$56,000,000) and the unaudited amount of the transactions contemplated under the Network Services Agreement of approximately RMB31,000,000 (equivalent to approximately HK$31,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (iii) the compound annual growth rate of approximately 20% of the turnover of the Company between the year ended 31 December 2004 and the expected turnover for the year ended 31 December 2006; and (iv) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. As stated in the Letter from the Board, the Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement are calculated based on the compound annual growth of 20% for the respective transactions for the three years ending 31 December 2009.

In order to assess the fairness and reasonableness of the proposed Annual Caps for the SITA Transactions and the transactions contemplated under the Network Services Agreement, we have reviewed the transactions amount for the three years ended 31 December 2006 for both the SITA Transactions and the transactions contemplated under the Network Services Agreement and noted that the average compound annual growth rate for the SITA Transactions between the period for the two years ended 31 December 2005 and between the period for the two years ended 31 December 2006 was approximately 15%, and the average compound annual growth rate for the transactions contemplated under the Network Services Agreement between the period for the two years ended 31 December 2005 and between the period for the two years ended 31 December 2006 was approximately 12%. Based on the sound market growth for the China's aviation and travel industry as well as the increasing frequency of business trips, the relevant Annual Caps represent an embedded compound annual growth of approximately 20% for the respective transactions for the Relevant Period.

(i)(b) Airline Services Agreements

The Annual Caps for the transactions contemplated under the Airline Services Agreements are determined by reference to (i) the historical annual amount of the relevant transactions for the year ended 31 December 2005; (ii) the unaudited amount of the transactions contemplated under the Airline Services Agreements of approximately RMB310,000,000 (equivalent to approximately HK$310,000,000) for the year ended 31 December 2006, as derived from the Group's unaudited management accounts for the year ended 31 December 2006; (iii) the estimated growth of the transaction volume of the relevant transactions taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips; and (iv) in respect of the transactions contemplated under the Airline Services Agreements, the initial term of the Air China Airline Services Agreement will expire on 31 December 2008 whereas the Shenzhen Airlines Airline Services Agreement will expire on 31 December 2009. As stated in the Letter from the Board, the Annual Caps for the transactions contemplated under the Airline Services Agreements are calculated based on the compound annual growth of 30% for the respective transactions for the two years ending 31 December 2008 or (if applicable) three years ending 31 December 2009.

We have reviewed the transaction amount for the three years ended 31 December 2006 for the transactions contemplated under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement) and noted that the average compound annual growth rate between the period for the two years ended 31 December 2004 and between the period for the two years ended 31 December 2006 for the transactions contemplated under the Technology Services and Ancillary Support Agreement and the airline services agreement dated 21 December 2004 entered into between the Company and Shenzhen Airlines (or the predecessor agreement) was approximately 20%. Based on the sound market growth for the China's aviation and travel industry as well as the increasing frequency of business trips, the relevant Annual Caps represent an embedded compound annual growth of approximately 30% for the transactions contemplated under the Airline Services Agreements for the Relevant Period.

To further assess the fairness and reasonableness of the relevant Annual Caps for the SITA Transactions, the Network Services Agreement and the Airline Services Agreements, we have conducted research on the China's aviation and travel industry:

According to an article published by CAAC dated 10 March 2006, the number of air passengers traveling in the PRC is approximately 138 million in 2005, which is greater than the growth in 2000 of 105.7%, and that the compound annual growth rate of 15.5% for 2000-2005 has increased substantially than 1995-2000 of 5.6%. The Directors are of the view that the increase in business traveling and disposable income among the Chinese population and the change in spending patterns would trigger the money spent on transportation by Chinese consumers in the foreseeable future.

According to the website of tdctrade.com from the TDC Business Info Centre, Air China is expected to purchase 24 of A320 planes which are expected to be delivered to China between 2007 and 2010, and will help to upgrade its carrying capacity and cement Beijing's position as a communication hub. Moreover, China Aviation Supplies Corporation has ordered 150 of Airbus A320 planes, which will be distributed to Air China and Shenzhen Airlines amongst 4 other domestic airlines in the PRC.

In conjunction with the 2008 Olympic Games which will be held in Beijing, the traffic volumes are anticipated to outperform the market as more tourists visit the PRC in the coming year. In addition, a cut of 20% in the fuel surcharge on domestic flights due to a reduction in the wholesale price of aviation kerosene would trigger the demand for air traveling since the surcharge per air passenger on domestic flights will be reduced.

In view of the sound industry prospect, we consider that the annual growth of 20% and 30% of the Annual Caps for (i) the SITA Transactions and the Network Services Agreement for each of the three years ending 31 December 2009; and (ii) the Airline Services Agreements for each of the two years ending 31 December 2008 or (if applicable) three years ending 31 December 2009 respectively have been determined on a fair and reasonable basis and in the interests of the Company and its shareholders as a whole, taking into account a modest buffer to accommodate the possible fluctuation in the turnover of the Group.

(ii) Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement

The Annual Caps of the transactions contemplated under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement above are determined by reference to the aggregate annual rental (including the property management fees) of RMB3.8 (equivalent to approximately HK$3.8) and RMB4.5 (equivalent to approximately HK$4.5) respectively payable by the Company under such agreements. As such, we are of the view that the Annual Caps for the transactions contemplated under the Dongxingli Tenancy Agreement and the Dongsi Tenancy Agreement have been determined on a fair and reasonable and in the interests of the Company and its shareholders as a whole.

RECOMMENDATION

Having considered the abovementioned principal factors and reasons, we consider that: (i) the Non-exempt Continuing Connected Transactions are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and are in the interests of the Company and the Independent Shareholders as a whole; (ii) the contract durations of the SITA Telecommunication Services Agreement and the Dongxingli Tenancy Agreement, the Dongsi Tenancy Agreement of more than 3 years are commercially beneficial to the Company and are normal business practice for contracts of this type to be of such duration; (iii) the relevant Annual Caps of the Non-exempt Continuing Connected Transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (iv) it would be fair and reasonable for the Independent Shareholders to approve the Non-exempt Continuing Connected Transactions and the relevant Annual Caps. We therefore recommend that the Independent Board Committee advises the Independent Shareholders to vote in favour of the respective resolutions relating to the Non-exempt Continuing Connected Transactions and their respective Annual Caps at the EGM. We also recommend the Independent Shareholders to vote in favour of the respective resolutions relating to the Non-exempt Continuing Connected Transactions and their respective Annual Caps at the EGM.

Yours faithfully,
For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, none of the Directors, Supervisors or chief executive of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, as far as it was known to any Directors, Supervisors or chief executive of the Company, the following entities (other than the Directors, Supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, Supervisors and chief executive in the share capital of the Company" above) had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

(1) Interest or short position in the shares of the Company

Name of shareholder	Capacity	Class and no. of securities *(Note 1)*	Approximate percentage of respective class of share capital	Approximate Percentage of total share capital
Templeton Asset Management Limited	Investment manager	26,988,000 H Shares of RMB1 each (L)	8.68%	3.04%
Matthews International Capital Management, LLC	Investment manager	28,239,000 H Shares of RMB1 each (L)	9.08%	3.18%
Platinum Asset Management Limited	Investment manager	4,324,876 H Shares of RMB1 each (L)	1.39%	0.49%
	Trustee (other than a bare trustee)	14,407,050 H Shares of RMB1 each (L)	4.63%	1.62%
JPMorgan Chase & Co.	Investment manager	8,688,000 H Shares of RMB1 each (L)	2.79%	0.98%
	Custodian	13,047,000 H Shares of RMB1 each (L)	4.20%	1.46%
	(Note 2)	13,047,000 H Shares of RMB1 each (lending pool)	4.20%	1.46%
J.P.Morgan Fleming Asset Management (Asia) Inc.	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%

J.P.Morgan Fleming Asset Management Holdings Inc.	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%
JF Asset Management Limited	Investment manager	22,199,000 H Shares of RMB1 each (L)	7.14%	2.50%
OppenheimerFunds, Inc.	Investment manager	42,467,220 H Shares of RMB1 each (L) *(Note 3)*	9.65% *(Note 3)*	4.78%
China TravelSky Holding Company	Beneficial owner	198,496,500 domestic Shares of RMB1 each (L)	34.38%	22.35%
China Southern Air Holding Company	Beneficial owner	116,460,500 domestic Shares of RMB1 each (L)	20.17%	13.11%
China Eastern Air Holding Company	Beneficial owner	109,414,500 domestic Shares of RMB1 each (L)	18.95%	12.32%
China National Aviation Holding Company	Beneficial owner	89,433,500 domestic Shares of RMB1 each (L)	15.49%	10.07%

Notes:

1. *The letter "L" represents the entity's interests in the securities.*

2. *The capacity in which the securities are held was not stated in the corporate substantial shareholders notice of JPMorgan Chase & Co..*

3. *Such information is extracted from the corporate substantial shareholder notice of OppenheimerFunds, Inc. filed on 6 December 2006 as shown on the website of the Stock Exchange. However, the number of H Shares held by OppenheimerFunds, Inc. stated in such notice was 42,467,220, which, if correct, represents approximately 13.66%, instead of 9.65% (as stated in such notice) of the total issued H shares of the Company as at the Latest Practicable Date. OppenheimerFunds Inc. had not filed any corporate substantial shareholder notice with the Company. The Company is also unable to ascertain the actual number of H Shares held by OppenheimerFunds Inc. from the register of members of the Company as none of the H Shares was registered in the name of OppenheimerFunds Inc. as at the Latest Practicable Date.*

Save as disclosed herein, there was no person or other entity known to the Directors, Supervisors or chief executive of the Company, who, as at the Latest Practicable Date, had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of shares capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) So far as is known to the Directors, Supervisors or chief executive of the Company, as at the Latest Practicable Date, the following entities (other than the Directors, Supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, Supervisors and chief executive in the share capital of the Company" above) were directly or indirectly interested in 10% or more of the nominal value of the registered capital carrying the rights to vote in all circumstances at the general meetings of the subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Registered Capital	Approximate percentage of interest
Hainan Cares	China Southern Air Holding Company (中國南方航空集團公司)	RMB1,505,000	22.74%
Hubei Cares	Wuhan Tinhe Airport Limited (武漢天河機場有限責任公司)	RMB625,000	12.50%
Hubei Cares	Committee of labour union of Wubei Branch of China Southern Air Company Limited (中國南方航空股份有限公司湖北分公司工會委員會)	RMB625,000	12.50%
Hubei Cares	China Eastern Air Wuhan Limited (中國東方航空武漢有限責任公司)	RMB625,000	12.50%
Hubei Cares	Shenzhen Cares	RMB625,000	12.50%
Chongqing Cares	Air China	RMB2,401,000	24.50%
Chongqing Cares	Chongqing Airport (Group) Limited (重慶機場 (集團) 有限公司)	RMB2,401,000	24.50%

Yunnan Cares	China Eastern Airlines — Yunnan Company (中國東方航空雲南公司)	RMB980,000	49.00%
InfoSky	SITAGCH	US$1,372,000	49.00%
Xiamen Cares	Xiamen Airlines Company Limited (廈門航空有限公司)	RMB1,140,000	28.50%
Xiamen Cares	Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司)	RMB820,000	20.50%
Qingdao Cares	Qingdao International Airport Company Limited (青島國際機場集團有限公司)	RMB720,000	36%
Qingdao Cares	Huadong Cares	RMB260,000	13%
Xi'an Cares	Shanxi Airport Management Group Company (陝西省機場管理集團公司)	RMB850,000	17%
Xi'an Cares	China Eastern Airlines-Northwest Company (中國東方航空西北公司)	RMB1,600,000	32%
Xinjiang Cares	China Southern Air Holding Company (中國南方航空集團公司)	RMB735,000	24.50%
Xinjiang Cares	Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司)	RMB735,000	24.50%

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the Directors, Supervisors or chief executive of the Company, there was no other entity (other than the Directors, Supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, Supervisors and chief executive in the share capital of the Company" above) who was directly or indirectly, interested in 10% or more of the nominal value of the registered capital carrying rights to vote in all circumstances at the general meetings of any subsidiary of the Company.

4. SERVICE AGREEMENTS

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service contract with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against either the Company or any of its subsidiaries.

6. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2005, being the date to which the latest published audited financial statements of the Group were made up.

7. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2005, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

9. EXPERT

China Merchants is licensed under the SFO for type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in connection with the the Non-exempt Continuing Connected Transactions and the relevant Annual Caps. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

10. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency save that the Chinese text of the amendments to the Articles of Association shall prevail over the English text in case of inconsistency.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM:

(i) The SITA Telecommunication Services Agreement;

(ii) The Network Services Agreement;

(iii) The Dongxingli Tenancy Agreement;

(iv) The Dongsi Tenancy Agreement; and

(v) The Airline Services Agreements.



中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("EGM") of TravelSky Technology Limited ("**Company**") will be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China, at 10:00 a.m. on Wednesday, 25 April 2007 to consider and, if thought fit, pass with or without amendments, the following resolutions:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) the transactions contemplated under the agreement ("**SITA Telecommunication Services Agreement**") dated 30 July 2004 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and SITA (as defined in the circular ("**Circular**") of the Company dated 7 March 2007 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) relating to the provision of the SITA Data Network Services (as defined in the Circular) by SITA to the Company and the payment of SITA Membership Fees (as defined in the Circular) (together with SITA Telecommunication Services Agreement, referred to as the "**SITA Transactions**") by the Company to SITA, and

(b) the Annual Caps (as defined in the Circular) for the SITA Transactions for the three years ending 31 December 2009 as shown in the Circular;

be and they are hereby approved and that the directors ("**Directors**") of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the SITA Transactions and the other transactions contemplated thereby."

2. "**THAT**:

(a) the form and substance of the agreement ("**Network Services Agreement**") dated 30 December 2006 (a copy of which has been produced to the meeting marked "C" and signed by the chairman of the meeting for the purpose of identification) and made between (1) the Company; (2) 雲南航信空港網絡有限公司 (Yunnan TravelSky Airport Technology Limited); (3) 黑龍江航信空港網絡有限公司 (Heilongjiang TravelSky Airport Technology Limited); (4) 大連航信空港網絡有限責任公司 (Dalian TravelSky Airport Technology Limited); (5) 上海民航華東凱亞系統集成有限公司 (Shanghai Civil Aviation East China Cares System Integration Co., Ltd.); (6) 上海東美在線旅行社有限公司 (Shanghai Dongmei Aviation Tourism Online Co., Ltd.); (7) 成都民航西南凱亞有限責任公司 (Aviation Cares of Southwest Chengdu, Ltd.); (8) TravelSky Technology (Hong Kong) Limited (中國民航信息網絡股份(香港)有限公司); (9) TravelSky Technology (Singapore) Limited (中國民航信息網絡股份(新加坡)有限公司); (10) TravelSky Technology (Japan) Limited (中國民航信息網絡股份(日本)有限公司); (11) TravelSky Technology (Korea) Limited (中國民航信息網絡股份(韓國)有限公司); (12) 天信達信息技術有限公司 (InfoSky Technology Company Limited); (13) 青島民航凱亞系統集成有限公司 (Civil Aviation Cares of Qingdao Limited); (14) 海南民航凱亞有限公司 (Hainan Civil Aviation Cares Co., Ltd.); (15) 湖北民航凱亞有限公司 (Cares Hubei Co., Ltd.); (16) 重慶民航凱亞信息技術有限公司 (Cares Chongqing Information Technology Co., Ltd.); (17) 雲南民航凱亞信息有限公司 (Aviation Cares of Yunnan Information Co., Ltd.); (18) 廈門民航凱亞有限公司 (Civil Aviation Cares of Xiamen Ltd.); (19) 西安民航凱亞科技有限公司 (Civil Aviation Cares of Xi'an Ltd.); (20) 新疆民航凱亞信息網絡有限責任公司 (Civil Aviation Cares Technology of Xinjiang Ltd.); (21) 瀋陽民航東北凱亞有限公司(Shenyang Civil Aviation Cares of Northeast China, Ltd.); and (22) 深圳民航凱亞有限公司 (Cares Shenzhen Co., Ltd.) in relation to, among other matters, the provision of services relating to the Company's mainframe resources and connection with the Company's network of data transmission equipment, terminals and printers etc. as more particularly set out in the Circular and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Network Services Agreement for the three years ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Network Services Agreement and the transactions contemplated thereby."

3. "**THAT**:

(a) the form and substance of the supplemental agreement dated 30 December 2006 to the agreement dated 18 October 2000 (including the supplemental agreements dated 31 December 2001, 18 April 2002 and 15 December 2004) ("**Dongxingli Tenancy Agreement**") (a copy of which has been produced to the meeting marked "D" and signed by the chairman of the meeting for the purpose of identification) and made between China TravelSky Holding Company ("**CTHC**") and the Company in relation to the leasing of an office building situated at No. 11 Dongxingli, No. 3 Happy Village, Chaoyang District, Beijing, the People's Republic of China to the Company by CTHC and all the transactions contemplated thereby;

(b) the form and substance of the supplemental agreement dated 30 December 2006 to the agreement dated 18 October 2000 (including the supplemental agreements dated 31 December 2001 and 15 December 2004) ("**Dongsi Tenancy Agreement**") (a copy of which has been produced to the meeting marked "E" and signed by the chairman of the meeting for the purpose of identification) and made between CTHC and the Company in relation to the leasing of part of an office building situated at No. 155 Dongsi Western Street, Dongcheng District, Beijing, the People's Republic of China to the Company by CTHC and all the transactions contemplated thereby; and

(c) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement for the three years ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Dongxingli Tenancy Agreement and Dongsi Tenancy Agreement and the transactions contemplated thereby."

4. "**THAT**:

(a) the form and substance of the agreement ("**Air China Airline Services Agreement**") dated 1 December 2006 (a copy of which has been produced to the meeting marked "F" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and 中國國際航空股份有限公司 (Air China Limited) ("**Air China**") in relation to the provision of the Technology Services (as defined in the Circular) to Air China by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the form and substance of the agreement ("**Shenzhen Airlines Airline Services Agreement**") dated 23 January 2007 (a copy of which has been produced to the meeting marked "G" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and 深圳航空有限責任公司 (Shenzhen Airlines Company Limited) ("**Shenzhen Airlines**") relating to the provision of the Technology Services to Shenzhen Airlines by the Group and all the transactions contemplated thereby; and

(c) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Air China Airline Services Agreement and Shenzhen Airlines Airline Services Agreement (collectively, the "**Airline Services Agreements**") for the two years ending 31 December 2008 or, if appropriate, the three years ending 31 December 2009 as shown in the Circular,

be and they are hereby approved and that the Directors be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Airline Services Agreements and the transactions contemplated thereby."

SPECIAL RESOLUTIONS

5. "**THAT** the shareholder 14 "Changan Air Industrial Co." stated in the third paragraph of existing article 1 of the articles of association ("**Articles of Association**") of the Company be amended to "Changan Air Company Limited" with effect upon registration and filing with the State Administration for Industry and Commerce. Following the aforesaid amendments, the third paragraph of existing article 1 of the Articles of Association be read as follows:

   "The Company's promoters are:

Shareholder 1:	China TravelSky Holding Company
Shareholder 2:	China Southern Air Holding Company
Shareholder 3:	China Eastern Air Holding Company
Shareholder 4:	China Aviation Holding Corporation
Shareholder 5:	Air Greatwall Company
Shareholder 6:	Xiamen Airlines Limited Company
Shareholder 7:	Hainan Airlines Company Limited
Shareholder 8:	China Xinhua Airlines Company Limited
Shareholder 9:	Shenzhen Airlines Limited
Shareholder 10:	Shanghai Airlines Company Limited
Shareholder 11:	Shandong Airlines Company Limited
Shareholder 12:	Sichuan Air Group Company
Shareholder 13:	China Eastern Air Wuhan Company Limited
Shareholder 14:	Changan Air Company Limited
Shareholder 15:	Shanxi Air Industrial Company""

6. "**THAT** the words "or invested" be added after the words "may establish controlled" in the first sentence of the first paragraph of the existing article 14 of the Articles of Association; and the words "or 'Travelsky Airport'" be added after the words "and 'Cares'" in the first paragraph of the existing article 14 of the Articles of Association. Following the aforesaid amendments, the first paragraph of Article 14 be read as follows:

   "The Company may establish controlled or invested subsidiaries, branches, representative offices or other branch organisations based on its business requirements. Subsidiaries should be named with the abbreviation of Travelsky Technology Limited and the word(s) "Cares" or "Travelsky Airport". Branches should be named with the full name of Travelsky Technology Limited.""

7. "**THAT** the Articles of Association be and they are hereby altered in the following manner:

   (a) Article 47 of the Articles of Association:

   By deleting the words "50" from and substituting therefor the words "44" in the second paragraph of the existing article 47. Following the aforesaid amendments, the second paragraph of existing article 47 be read as follows:

   "Applications for a reissuance of share certificate by domestic shareholders who lost the same shall be addressed pursuant to Article 144 of the Company Law."

(b) Article 56 of the Articles of Association:

By deleting the word "5%" and substituting therefor the word "3%" in clause (13) of the existing article 56. Following the aforesaid amendments, clause (13) of the existing article 56 be read as follows:

"(13) reviewing proposals from shareholders representing 3%, inclusive, or more of shares carrying the voting rights in the Company;"

By changing clause (14) of the existing article 56 into clause (15) of existing article 56; clause (14) of the existing article 56 shall be replaced by the sentence "reviewing matters regarding the acquisition or disposal of any major assets by the Company within one year, of which the amount exceeds 30% of the latest audited total assets of the Company". Following the aforesaid amendments, clauses 14 and 15 of the existing article 56 be read as follows:

"(14) reviewing matters regarding the acquisition or disposal of any major assets by the Company within one year, of which the amount exceeds 30% of the latest audited total assets of the Company;

(15) such other matters which are subject to the approval by shareholders at the general meeting under the requirements as stipulated by laws, administrative rules and regulations and Articles of Association."

(c) Article 60 of the Articles of Association:

By deleting the existing Article 60 in its entirety and substituting therefor:

"When the Company convenes the general meeting, the Board of Directors, Supervisory Committee and shareholders individually or collectively holding more than 3% of the shares of the Company are entitled to propose new motions to the Company, and the Company shall include in the agenda such matters which are within the scope of the general meeting, clear issues for discussion and matters to be resolved which are in compliance with the requirements as stipulated by laws, administrative rules and regulations and this Articles of Association.

The motion shall be delivered to the Company within 30 days after the notice of the meeting has been issued. The convener shall issue a supplementary notice of the general meeting 2 working days after the motion has been received to announce the provisional motion, and may postpone the meeting if appropriate.

Save for the requirements under the preceding provision, the convener shall not amend such motions as stated in the notice of general meeting or add any new motion upon the issue of the announcement of the notice of general meeting.

Motions which are not included in the notice of general meeting or which do not meet the requirement of this article shall not be voted on and resolved at the general meeting."

(d) Article 72 of Articles of Association:

By adding a new paragraph "The shares held by the Company do not carry any voting rights, and that part of the shares shall not be included in the total number of shares carrying voting rights and present at the general meeting." as the second paragraph of the existing article 72.

(e) Article 78 of the Articles of Association:

By changing clause (5) of the existing Article 78 into clause (6) of the existing Article 78 and by deleting the words "considered and resolved by way of an ordinary resolution at the general meeting" and substituting therefor the sentence "approved by the way of an ordinary resolution at the general meeting, as are required by laws, administrative rules and regulations or this Articles of Association"; and by adding clause (5) of the existing article 78 the words "regarding the acquisition or disposal of any major asset or the guarantee given by the Company within one year, of which the amount exceeds 30% of the latest audited amount of total assets;". Following aforesaid amendments, clauses (5) and (6) of the existing article 78 be read as follows:

"(5) Matters regarding the acquisition or disposal of any major asset or the guarantee given by the Company within one year, of which the amount exceeds 30% of the latest audited amount of total assets;

(6) Such other matters provided by the laws, administrative rules and regulations or this Articles of Association and considered to have material impact over the Company at the general meeting in the manner of ordinary resolution and need to be approved by special resolution."

(f) Article 81 of the Articles of Association:

By deleting the sentences "A general meeting shall be convened and chaired by the Chairman of the Board. If failing him for any reasons, the Vice Chairman shall convene and preside at the meeting as chairman, or failing them, the Board of Directors may designate a director of the Company to convene and preside over the meeting as chairman on their behalf;" from the existing article 81 and substituting therefor the following as first and second paragraphs of the existing article 81:

"The general meeting shall be convened by the Board and chaired by the Chairman of the Board. In the event the Chairman is unable to perform his/her duties or does not perform his/her duties, the Vice Chairman shall chair the meeting; in the event the Vice Chairman is unable to perform his/her duties or does not perform his/her duties, a director elected by a majority of the directors shall chair the meeting.

In the event that the Board fails to perform or does not perform its duty to convene the general meeting, the Supervisory Committee shall convene and chair such meeting on timely basis; in the event that the Supervisory Committee fails to or does not convene and preside over a general meeting, shareholders individually or collectively holding more than 10% of the Company's shares for more than 90 consecutive days may convene and preside over the meeting on a unilateral basis."

The words and sentences retained in the existing article 81 will be changed accordingly as the third paragraph of the existing article 81.

(g) Article 95 of the Articles of Association:

By adding the following sentence immediately after the last sentence of the first paragraph of the existing article 95: "If, upon the expiry of a director's term of office, a new director cannot be elected on a timely basis, or the resignation of any director during term of office causes the number of directors to fall below the minimum statutory quorum of directors, such director shall continue to perform his/her duties under the requirements as stipulated by laws, administrative rules and regulations and this Articles of Association until a new director is elected and assumes his/her office."

(h) Article 99 of the Articles of Association:

(i) By deleting the sentences "Where any urgent matter arises, an extraordinary board meeting can be convened upon the requisition of the Chairman or two directors or the manager of the Company, and shall not be restricted by Article 100 regarding the notice of the meeting." from the first paragraph of the existing article 99 and substituting therefor the sentences "shareholders holding more than one-tenth of the shares carrying voting rights, or more than one-third of the Board of Directors or the Supervisory Committee may propose to convene an extraordinary board meeting and shall not be restricted by Article 100 regarding the notice of meeting. Chairman shall convene and preside over the extraordinary board meeting within ten days upon receipt of the request." Following the aforesaid amendments, the first paragraph of the existing article 99 be read as "At least two board meetings shall be convened by the Chairman in a year. Notice shall be given to all directors 10 days in advance of the relevant meeting. Shareholders holding more than one-tenth of the shares carrying voting rights, or more than one-third of the Board of Directors or the Supervisory Committee may propose to convene an extraordinary board meeting and shall not be restricted by Article 100 regarding the notice of meeting. Chairman shall convene and preside over the extraordinary board meeting within ten days upon receipt of the request."

(ii) By adding the words "Where there is no further notification," immediately before "the board meeting will be held at the premises of the Company" in the second paragraph of the existing article 99. Following the aforesaid amendments, the second paragraph of the existing article 99 be read as "Where there is no further notification, the board meeting will be held at the premises of the Company."

(i) Article 102 of the Articles of Association:

(i) By deleting the words "In the event the number of votes for and against are equal, the Chairman is entitled to cast a vote" in the existing article 102 and substituting therefor the sentence "Each director shall have one vote in voting on resolutions of the board meeting"

(ii) By adding a new paragraph "In the event that a director is connected to companies associated with matters to be resolved at the board meeting, such director shall not exercise his/her voting rights on such resolution, nor shall he/she votes on behalf of other directors. The board meeting may be convened with a majority of the independent directors. Resolutions shall be approved by a majority of independent directors at the board meeting. When there is less than three independent directors present at the board meeting, such matters shall be submitted to the general meeting for consideration." as the second paragraph to the existing article 102.

(j) Article 117 of the Articles of Association:

(i) By deleting the word "eight" from the first paragraph of the existing article 117 and substituting therefor the word "nine"; deleting the "." at the end of the first paragraph of the existing article 117 and substituting therefor the sentence "; the number of staff representative supervisors shall not be less than one-third of the total number of supervisors." Following the aforesaid amendments, the first paragraph of the existing article 117 be read as follows:

"The Supervisory Committee shall comprise 9 members. External supervisors (being supervisors not internally employed by the Company, similarly thereinafter) shall account for more than one-half of the number of members of the Supervisory Committee, of which more than one independent supervisors (being supervisors independent from the shareholders of the Company and not internally employed by the Company, similarly thereinafter); the number of staff representative supervisors shall not be less than one-third of the total number of supervisors."

(ii) By deleting the second and third paragraphs from the existing article 117 and substituting therefor the following paragraphs:

"The term of office for supervisors is three years and shall be eligible for re-election. If supervisors are not re-elected before the expiry of their terms of office or resignations of supervisors during the terms of office cause the number of supervisors to fall below the minimum statutory quorum of supervisors, the current supervisors shall continue to perform their duties according to the laws, administrative rules and regulations and this Articles of Association until new supervisors are elected and assume their office.

The Supervisory Committee shall appoint a Chairman and a Vice Chairman. The Chairman and Vice Chairman of the Supervisory Committee are appointed and removed on election by a majority of supervisors."

(iii) By adding the following sentences at the end of the fourth paragraph of the existing article 117: "In the event that the Chairman of the Supervisory Committee fails to perform or does not perform his/her duties, the Vice Chairman of the Supervisory Committee shall convene and preside over meeting of the Supervisory Committee. In the event that the Vice Chairman of the Supervisory Committee fails to perform or does not perform his/ her duties, a supervisor elected by a majority of supervisors shall convene and preside over meeting of the Supervisory Committee."

(k) Article 118 of the Articles of Association:

By deleting the first paragraph of the existing article 118 and substituting therefor the following:

"Members of Supervisory Committee comprise: external supervisors (i.e., shareholder representative supervisors and independent supervisors), and staff representative supervisors who are representatives of staff of the Company. Shareholder representative supervisors and independent supervisors shall be elected and removed by general meeting; staff representative supervisors shall be elected and removed by staff representative meeting of the Company or other democratic elections."

(l) Article 121 of the Articles of Association:

(i) By deleting clause (2) of the existing article 121 and substituting therefor the sentences "to supervise conducts of the Company's directors and senior management during the performance of their duties, and shall make recommendations for removal of directors and senior management for any violation of the laws, administrative rules and regulations, this Articles of Association or resolutions of general meetings;"

(ii) By adding the sentences " to convene and preside over general meetings when the Board fails to perform its duties in convening and presiding over general meetings in accordance with this Articles of Association; to make proposals to the general meetings;" immediately after the sentence "suggest to convene an extraordinary general meeting" in clause (5) of the existing article 121.

(iii) By adding the words "and senior management" immediately after the word "directors" in clause (6) of the existing article 121. Following the aforesaid amendments, clause (6) of the existing article 121 be read as follows: "to negotiate with the directors and senior management on behalf of the Company or initiate litigation against the directors and senior management;"

(m) Article 122 of the Articles of Association:

By adding a new paragraph "The Supervisory Committee shall cause decisions made during the meeting to be reduced to minutes of meetings, and attending supervisors shall sign on the minutes of meetings." as the second paragraph to the existing article 122.

(n) Article 151 of the Articles of Association:

(i) By adding the following as the first paragraph of the existing article 151:

"The profit after taxation of the Company shall be appropriated in the following order:

(1) Compensation of loss;

(2) Appropriation of statutory surplus reserve;

(3) Appropriation of discretionary surplus reserve;

(4) Payment of dividend for ordinary shares."

(ii) By changing the first paragraph of the existing article 151 into second paragraph of the existing article 151 and by deleting the sentence ", and the Company shall appropriate 5% to 10% of the profit into the Company's statutory welfare reserve". Following the aforesaid amendments, the second paragraph of the existing article 151 be read as follows: "When distribution is made out of the after-tax profits for the current year, the Company shall appropriate 10% of the profit to the Company's statutory surplus reserve. No further appropriation of the Company's statutory surplus reserve will be required when the accumulated fund in statutory surplus reserve exceeds 50% of the Company's registered capital."

(iii) By changing the second paragraph of the existing article 151 into the third paragraph of the existing article 151 and by deleting the sentence "and statutory welfare reserve" therefrom. Following the aforesaid amendments, the third paragraph of the existing article 151 be read as follows: "If the Company's statutory surplus reserve is insufficient to make up for losses from the previous year, the profits in the current year must be applied to make up for such losses before making any appropriation of the statutory surplus reserve as mentioned in the preceding clause."

(iv) By deleting the third and fourth paragraphs of the existing article 151 and by adding the sentence "Appropriation of the Company's statutory surplus reserve and its proportion and the distribution of dividend shall be formulated by the Board of Directors based on the operating and business requirements of the Company and subject to the approval by the general meeting." as the fourth paragraph of the existing article 151.

(o) Article 152 of the Articles of Association:

By deleting the words "and welfare reserve" from the existing article 152. Following the aforesaid amendments, article 152 be read as follows: "The Company shall not allocate dividends or make any other allocations by way of bonus prior to its making up for any loss and appropriation of the statutory surplus reserve."

(p) Article 155 of the Articles of Association:

By deleting the existing article 155 in its entirety and by substituting therefor the following:

"Dividend will be distributed to shareholders according to their shareholding, while the shares of the Company held by the Company are not entitled to profit distribution."

(q) Article 160 of the Articles of Association:

By deleting the existing article 160 in its entirety and the numbering of the Articles of Association will be changed accordingly."

The above is the English translation of the Chinese version of the proposed amendments to the Articles of Association. Should there be any inconsistencies between the English version and the Chinese version, the Chinese version shall prevail.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China, 7 March 2007

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. The register of members of the Company will be closed from 26 March 2007 to 25 April 2007 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 23 March 2007 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00 p.m. on 23 March 2007 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 4 April 2007 personally or by mail or fax.

6. Since the transactions referred to in resolutions no. 1 to 4 constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the aforesaid resolutions proposed at the EGM will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

7. As at the date of this notice, the board of the Directors comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Cao Jianxiong, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Chow Kwok Wah, James, Mr Yick Wing Fat, Simon and Mr Yuan Yaohui.

此乃要件　請即處理

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。


中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

持續關連交易、
公司章程修訂
及
臨時股東大會通告

獨立董事委員會及獨立股東有關持續關連交易之獨立財務顧問


招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1頁至第23頁。獨立董事委員會函件載於本通函第24頁。獨立財務顧問招商證券致獨立董事委員會及獨立股東的函件載有其向獨立董事委員會及獨立股東提供有關持續關交易的意見，載於本通函第25頁至第42頁。

臨時股東大會將於二零零七年四月二十五日（星期三）上午十時於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開，大會通告載於本通函第50頁至第60頁。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

二零零七年三月七日

目　錄

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於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零三年公告」	指	日期為二零零三年十月十七日有關(其中包括)持續關連交易的本公司公告
「二零零六年通函」	指	日期為二零零六年四月七日有關(其中包括)服務及技術支持協議及本公司與深航二零零四年十二月二十一日就技術服務訂立的航空服務協議(及其前協議)的本公司通函
「二零零六年臨時股東大會」	指	本公司於二零零六年五月二十五日召開的臨時股東大會
「二零零七年公告」	指	日期為二零零七年二月十三日有關(其中包括)不獲豁免持續關連交易的本公司公告
「國航」	指	中國國際航空股份有限公司，中航集團的附屬公司，於聯交所主板上市
「國航航空服務協議」	指	本公司與國航於二零零六年十二月一日就技術服務訂立的航空服務協議。於本公告中，除文義另有所指外，本公司與國航根據國航航空服務協議已訂立或即將訂立的持續關連交易，包括本公司與中航集團根據服務與技術支持協議訂立的持續關連交易
「航空運輸同業」	指	航空運輸同業由航空運輸行業內許多相關利益實體組成，包括國際航空通信協會(SITA)的成員及客戶，亦包括代表世界各地同業的許多協會、理事會及委員會。該等公司及組織的主要活動與航空運輸有關
「航空服務發起人」	指	國航及深航
「航空服務發起人獨立股東」	指	除國航、中航集團、深航及其各自的聯繫人以外的本公司股東

「航空服務協議」	指	國航航空服務協議及深航航空服務協議
「APP系統」	指	機場旅客處理系統
「年度上限」	指	相關期間SITA交易、天信達貨運服務協議、網絡服務協議、東四租賃協議、東興里租賃協議及航空服務協議項下擬進行的交易的預計最高金額，如本通函之董事會函件內「年度上限」一一段所述
「公司章程」	指	本公司公司章程
「聯繫人」	指	具有上市規則第一章及第十九A章所賦予的涵義
「民航總局」	指	中國民用航空總局，乃中國民航業監管機構
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「重慶凱亞」	指	重慶民航凱亞信息技術有限公司，一家於中國成立的公司，由本公司擁有51%股權；國航及重慶機場(集團)有限公司分別擁有24.5%股權
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預託證券在美國場外證券市場進行買賣
「公司法」	指	中華人民共和國公司法，由第八屆全國人民代表大會常務委員會於一九九三年十二月二十九日頒佈並於一九九四年七月一日生效，經不時修訂、補充或以其他方式修改

「持續關連交易」	指	獲豁免持續關連交易及不獲豁免持續關連交易
「中航集團」	指	中國航空集團公司，發起人
「集團公司」	指	中國民航信息集團公司，本公司的主要股東，於最後可行日期持有本公司全部已發行股本的22.35%
「集團公司獨立股東」	指	除集團公司及其聯繫人以外的本公司股東
「董事」	指	本公司董事
「東北凱亞」	指	瀋陽民航東北凱亞有限公司，一家於中國成立的公司，由本公司擁有46%股權，中國南方航空集團公司及遼寧省機場管理集團公司分別擁有42%及12%股權
「東四物業」	指	位於中國北京市東城區東四西大街155號的一棟寫字樓的部分單位
「東四租賃協議」	指	本公司與中國航信集團就東四物業訂立的日期為二零零零年十月十八日的租賃協議(包括日期為二零零一年十二月三十一日、二零零四年十二月十五日及二零零六年十二月三十日的補充協議)
「東興里物業」	指	位於中國北京市朝陽區幸福三村東興里11號的一棟寫字樓
「東興里租賃協議」	指	本公司與中國航信集團就東興里物業訂立的日期為二零零零年十月十八日的租賃協議(包括日期為二零零一年十二月三十一日、二零零二年四月十八日、二零零四年十二月十五日及二零零六年十二月三十日的補充協議)
「臨時股東大會」	指	本公司擬於二零零七年四月二十五日召開的臨時股東大會，旨在(其中包括)尋求獨立股東批准不獲豁免持續關連交易及有關年度上限，以及批准公司章程建議修訂案，大會通告載於本通函第50至60頁

「獲豁免持續關連交易」	指	根據天信達貨運服務協議擬進行的持續關連交易
「本集團」	指	本公司及其附屬公司
「海南凱亞」	指	海南民航凱亞有限公司，是一家在中國成立的公司，其股份的64.78%為本公司持有，22.74%為中國南方航空集團公司持有，4.16%為國航持有，4.16%為海南航空股份有限公司持有，4.16%為中國東方航空股份有限公司持有
「華東凱亞」	指	上海民航華東凱亞系統集成有限公司，是一家在中國成立的公司，其股份的41%為本公司持有，41%為中國東方航空股份有限公司持有，18%為上海國際機場股份有限公司持有
「湖北凱亞」	指	湖北民航凱亞有限公司，是一家在中國成立的公司，其股份的50%為本公司持有，12.5%為中國東方航空武漢有限責任公司持有，12.5%為中國南方航空股份有限公司湖北分公司工會委員會持有，12.5%為武漢天河機場有限責任公司持有，12.5%為深圳凱亞持有
「ICS系統」	指	航班控制系統
「獨立董事委員會」	指	本公司成立的獨立董事委員會，旨在就不獲豁免持續關連交易是否公平合理及符合本公司及其股東的整體利益而向獨立股東提供意見
「獨立股東」	指	集團公司獨立股東、SITA獨立股東、服務公司獨立股東及航空服務發起人獨立股東(即本公司股東，其實益擁有人獨立於本通函所載的獲豁免持續關連交易及不獲豁免持續關連交易，亦與本公司關連人士(定義見上市規則)並無關連

「獨立第三方」	指	獨立於本公司，並與本公司及關連人士(定義見上市規則)概無關連的第三方
「天信達」	指	天信達信息技術有限公司(英文名稱為InfoSky Technology Company Limited)，是一家於二零零零年九月二十日在中國成立的中外合資企業，為本公司持有51%權益的附屬公司
「天信達貨運服務協議」	指	天信達與SITA INC UK就提供貨運服務訂立的日期為二零零二年十二月五日的合同(經日期為二零零四年七月十九日的補充協議所補充)
「有權益發起人」	指	中國南方航空集團公司、中國新華航空有限責任公司、深圳航空有限責任公司、四川航空集團公司、海南航空股份有限公司、中國東方航空集團公司、中國東方航空武漢有限責任公司及廈門航空有限公司
「最後可行日期」	指	二零零七年三月五日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「網絡服務協議」	指	由本公司與(其中包括)各服務公司訂立的日期為二零零六年十二月三十日的服務協議
「不獲豁免持續關連交易」	指	SITA交易及根據網絡服務協議、東四租賃協議、東興里租賃協議及航空服務協議擬進行的持續關連交易
「百分比率」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國
「發起人」	指	本公司的發起人

「青島凱亞」	指	青島民航凱亞系統集成有限公司，是一家在中國成立的公司，其股份的51%為本公司持有，36%為青島國際機場集團有限公司持有，13%為華東凱亞持有。該公司向本公司提供的服務與服務公司根據網絡服務協議提供的服務相似
「相關期間」	指	自二零零七年一月一日起至二零零九年十二月三十一日止的期間，以及（就根據國航航空服務協議擬進行的交易而言）自二零零七年一月一日起至二零零八年十二月三十一日止的期間
「人民幣」	指	人民幣，中國的法定貨幣
「第一太平戴維斯」	指	第一太平戴維斯估值及專業顧問有限公司
「證券及期貨條例」	指	證券及期貨條例香港法例第571章
「服務公司」	指	深圳凱亞、海南凱亞、湖北凱亞、重慶凱亞、雲南凱亞、廈門凱亞、西安凱亞、新疆凱亞及東北凱亞
「服務公司獨立股東」	指	除有權益發起人及其各自聯繫人以外的本公司的獨立股東
「股份」	指	本公司股本中每股面值為人民幣1.00元的H股
「上海凱亞」	指	上海東美在線旅行社有限公司，是一家在中國成立的公司，其股份的50%為本公司持有，50%為上海東美航空旅遊有限公司持有。發起人中國東方航空集團公司持有上海東美航空旅遊有限公司55%股權，餘下45%股權由中國東方航空股份有限公司（為發起人中國東方航空集團公司的附屬公司）持有
「深航」	指	深圳航空有限責任公司，為發起人之一
「深航航空服務協議」	指	本公司與深航就技術服務訂立的日期為二零零七年一月二十三日的航空服務協議

「深圳凱亞」	指	深圳民航凱亞有限公司，是一家在中國成立的公司，其股份的61.47%為本公司持有，5.59%為中國北方航空公司持有，5.59為國航持有，5.59%為中國新華航空有限責任公司持有，5.59%為深航持有，5.59%為深圳市機場股份有限公司持有，5.59%為中國南方航空(集團)深圳公司持有，5.00%為四川航空集團公司持有
「SITAGCH」	指	Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited，為一間投資控股公司，持有天信達49%的註冊股本；為SITA INC BV的直接全資附屬公司
「SITA」	指	Société Internationale de Télécommunications Aronautiques S.C.，為一間於比利時成立的非牟利合作組織
「SITA數據網絡服務」	指	由SITA提供的用於航空業的全球電訊及信息網絡服務
「SITA INC BV」	指	SITA Information Networking Computing BV，一家荷蘭有限責任公司，為SITAGCH的中間控股公司
「SITA INC UK」	指	SITA Information Networking Computing (UK) Limited，根據英格蘭和威爾士法律註冊成立的公司，為SITA NV的全資附屬公司
「SITA NV」	指	Société Internationale de Télécommunications Aronqutiques NV，一家荷蘭有限責任公司，為SITA INC BV及SITA INC UK 的控股公司
「SITA獨立股東」	指	除SITA及其聯繫人以外的本公司股東
「SITA會費」	指	SITA成員須向SITA交納的年費，作為其分擔的SITA營運資本來源
「SITA電訊服務協議」	指	本公司與SITA訂立的日期為二零零四年七月三十日的協議
「SITA交易」	指	根據SITA電訊服務協議及本公司須向SITA繳納的SITA會費擬進行的持續關連交易
「監事」	指	本公司監事

「監事會」	指	本公司監事會
「聯交所」	指	香港聯合交易所有限公司
「技術服務」	指	本集團向航空服務發起人提供的各項航空信息服務與技術支持，載於本通函之董事會函件「航空服務協議」一段
「服務與技術支持協議」	指	本公司與中航集團就技術服務訂立的服務與技術支持協議，已於二零零五年十一月二十一日續期，詳情載於二零零六年通函
「豁免」	指	由聯交所授出的一項豁免，據此，就二零零四年一月一日至二零零六年十二月三十一日期間的持續關連交易（不包括服務與技術支持協議項下及本公司與深航就技術服務訂立的日期為二零零四年十二月二十一日的航空服務協議（及其前協議）項下的交易）而言，可毋須根據當時適用的上市規則第十四章嚴格遵守披露及尋求獨立股東批准的規定
「西安凱亞」	指	西安民航凱亞科技有限公司，於中國成立的公司，其股份的51%由本公司持有，32%由中國東方航空西北公司持有，17%由陝西省機場管理集團公司持有
「廈門凱亞」	指	廈門民航凱亞有限公司，於中國成立的公司，其股份的51%由本公司持有，28.5%由廈門航空有限公司持有，20.5%由廈門國際航空港股份有限公司持有
「西南凱亞」	指	成都民航西南凱亞有限責任公司，於中國成立的公司，其股份的44%由本公司持有，35%由國航持有，16%由四川省機場集團有限公司持有，5%由四川航空集團公司持有

「新疆凱亞」	指	新疆民航凱亞信息網絡有限責任公司，於中國成立的公司，其股份的51%由本公司持有，24.5%由新疆機場集團有限責任公司持有，24.5%由中國南方航空集團公司持有
「雲南凱亞」	指	雲南民航凱亞信息有限公司，於中國成立的公司，其股份的51%由本公司持有，49%由中國東方航空雲南公司持有

就本公告而言，除另有說明外，所使用的1港元 = 人民幣1.00元及1美元 = 7.80港元的兌換率(在適用情況下)僅為闡釋之用，並不構成為表示有任何款額曾經、可能曾經或可以兌換的聲明。



中国民航信息网络股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
朱　永 *(董事長)*
朱曉星
丁衛平
宋金箱
王全華*
曹建雄*
宮國魁*
榮　剛*
孫湧濤*
劉德俊*
夏　毅*
宋　箭*
周國華**
易永發**
袁耀輝**

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
郵編100080

* *非執行董事*
** *獨立非執行董事*

敬啟者：

持續關連交易及公司章程修訂

1. 背景

本公司已於相關期間內訂立與二零零七年公告所載不獲豁免持續關連交易有關的SITA交易、網絡服務協議，以及東興里租賃協議及東四租賃協議的補充協議及航空服務協議。

緊接本公司於二零零一年上市前，本公司已訂立SITA交易以及網絡服務協議、東四租賃協議及東興里租賃協議項下擬進行的交易，並於二零零三年十二月就該等交易獲授豁免，豁免期自二零零四年一月一日起至二零零六年十二月三十一日止。有關豁免及上述交易的詳情載於二零零三年公告。

如二零零六年通函所載，本公司與中航集團就技術服務已續訂服務與技術支持協議。於服務與技術支持協議屆滿後，本公司與中航集團的附屬公司國航，就相關期間內的技術服務訂立了國航航空服務協議。於本公司與深航之間日期為二零零四年十二月二十一日的航空服務協議屆滿後，本公司與深航就相關期間內的技術服務訂立了深航航空服務協議。於二零零六年臨時股東大會上，已批准(1)服務與技術支持協議，及(2)本公司與深航訂立的日期為二零零四年十二月二十一日的前服務與技術支持協議及前航空服務協議項下於截至二零零六年十二月三十一日止年度交易的年度上限。

由於有關持續關連交易(不包括服務與技術支持協議項下的交易及本公司與深航於二零零四年十二月二十一日就技術服務(及其前協議)訂立的航空服務協議)的豁免已屆滿，以及為了於相關期間符合上市規則有關持續關連交易的規定，本公司根據上市規則第14A章刊發二零零七年公告。

如下文「上市規則的規定」一段所述，不獲豁免持續關連交易(即SITA交易以及網絡服務協議、東四租賃協議、東興里租賃協議以及航空服務協議項下擬進行的交易)須遵守上市規則有關報告、公告及尋求獨立股東批准的規定。

董事建議於臨時股東大會上，就相關期間內的不獲豁免持續關連交易尋求獨立股東批准。

本通函旨在為閣下提供(其中包括)：(i)不獲豁免持續關連交易的詳情；(ii)招商證券就不獲豁免持續關連交易向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就不獲豁免持續關連交易向獨立股東提供的建議；及(iv)公司章程的建議修訂案；(v)臨時股東大會的通告，大會上審議及酌情通過必須的決議案，以批准不獲豁免持續關連交易及公司章程的建議修訂案。

2. 不獲豁免持續關連交易

(a) SITA交易

SITA交易包括本公司應付SITA的SITA會費及SITA電訊服務協議項下擬進行的持續關連交易。

(i) SITA會費

本公司為SITA的成員。作為SITA的成員，本公司有權使用SITA提供的各項服務，並須向SITA支付SITA會費。本公司於各財政年度應付的SITA會費的釐定，乃參照SITA、SITA NV或彼等各自全資附屬公司就前一財政年度日常業務中提供服務的合理收入(「**合理收入**」)向本公司開出的賬單總額佔該財政年度SITA所有成員合理收入總額的比率。SITA會費按月計算，並須於每月期末後以現金支付。鑒於上述會費釐定基準適用於SITA的所有成員，董事認為該SITA會費乃屬公平合理。

(ii) SITA電訊服務協議

日期：	二零零四年七月三十日
訂約方：	本公司(作為服務的接受方)；及SITA(作為服務的提供方)
服務：	根據SITA電訊服務協議，SITA已同意向本公司提供SITA數據網絡服務
年期：	自二零零四年七月一日起，至任何訂約方提前六個月通知另一方終止協議時或根據SITA電訊服務協議的規定以其他方式終止協議時屆滿
代價：	本公司應付的網絡數據使用費將參照使用量及SITA制定的適用於SITA數據網絡服務的所有用戶的計費標準釐定。董事認為，於釐定該使用費時，參照使用量及適用於所有SITA數據網絡服務用戶的計費標準乃屬公平合理
支付條款：	網絡數據使用費按月計算，並須於每月期末後以現金支付

(b) 網絡服務協議

日期： 二零零六年十二月三十日

訂約方：

(a) 本公司

(b) 雲南航信空港網絡有限公司

(c) 黑龍江航信空港網絡有限公司

(d) 大連航信空港網絡有限責任公司

(e) 華東凱亞

(f) 上海凱亞

(g) 西南凱亞
((b)至(g)項所列公司為本公司的聯營公司)

(h) 中國民航信息網絡股份(香港)有限公司

(i) 中國民航信息網絡股份(新加坡)有限公司

(j) 中國民航信息網絡股份(日本)有限公司

(k) 中國民航信息網絡股份(韓國)有限公司
((h)至(k)項所列公司為本公司的全資附屬公司)

(l) 天信達

(m) 青島凱亞
((l)及(m)項所列公司為本公司的非全資附屬公司)

(n) 海南凱亞

(o) 湖北凱亞

(p) 重慶凱亞

(q) 雲南凱亞

(r) 廈門凱亞

(s) 西安凱亞

(t) 新疆凱亞

(u) 東北凱亞

(v) 深圳凱亞
((n)至(v)項所列公司統稱為「服務公司」)

服務： 根據網絡服務協議，(i)本公司已同意服務公司使用本公司的主機資源及連接至本公司的數據傳輸設備網絡、終端設備及打印機；(ii)服務公司已同意為本公司機場旅客處理系統(APP系統)的用戶提供前端技術支持；及(iii)應服務公司的要求，本公司可出租若干主要連接設備

年期： 自二零零七年一月一日起至二零零九年十二月三十一日止。倘協議雙方均未提前三個月提出書面反對，則自網絡服務協議的期限屆滿之日起，協議自動續期三年

服務費: 服務公司須(i)按民航總局規定的標準支付本公司數據傳輸設備、終端及列印機的網絡連接費；及(ii)按民航總局規定的標準支付使用主機資源的物理標識設備(PID)費；及(iii)按成本支付設備租用費

倘任何服務公司向本公司APP系統用戶提供前端技術支持，則本公司將與相關服務公司分享本公司APP系統所產生的收益，其金額乃根據(i)相關服務公司實際提供的服務量及(ii)本公司、相關服務公司及(倘適用)提供服務予本公司APP系統用戶的機場將訂立的協議所載的計費標準釐定；該計費標準乃參照於向本公司APP系統的特定用戶提供所需服務時，本公司APP系統的估計收入及服務公司的估計成本予以制訂。董事認為，上述服務費釐定基準乃屬公平合理。

支付條款： 服務公司須(i)按月支付連接費及PID費，並須於每月期末後以現金支付；(ii)根據本公司與相關服務公司將訂立的獨立租賃協議支付租用設備的租金(倘適用)

本公司須根據本公司與相關服務公司及(倘適用)提供服務予本公司APP系統用戶的機場將訂立的協議所載的條款(倘有)就服務公司向本公司APP系統用戶提供的服務支付服務公司費用

(c) 東興里租賃協議

本公司(作為承租人)與集團公司(作為出租人)已訂立東興里租賃協議，據此，集團公司已同意向本公司出租東興里物業，為期十年，自東興里租賃協議日期起生效(即二零零零年十月十八日)。根據東興里租賃協議，本公司應付的平均租金每三年檢討一次，參照租賃期生效日起(二零零零年十月十八日)的市場價釐定。二零零六年十二月三十日，本公司(作為承租人)及集團公司(作為出租人)訂立東興里租賃協議的補充協議，涉及本公司在相關期間東興里租賃協議項下應付的平均租金。東興里租賃協議的詳情如下：

日期： 二零零零年十月十八日

訂約方： 集團公司(作為出租人)；及本公司(作為承租人)

租賃： 根據東興里租賃協議，集團公司已同意將東興里物業租予本公司

物業： 東興里物業，本公司現時所佔用部分的總樓面面積約12,003.74平方米

租期： 自東興里租賃協議生效日期(即二零零零年十月十八日)起計十年

租金及使用費： 支付集團公司每日每平方米的平均租金(包括物業管理費)人民幣3.8元(該價格於集團公司與本公司於二零零六年十二月三十日訂立的補充協議內顯示，並反映出獨立物業估值師第一太平戴維斯確認的現時市場平均租金)。使用費由起租日(即二零零零年十月十八日)起每三年參照當時市價進行調整。董事認為，上述平均租金乃屬公平合理。有關第一太平戴維斯確認的詳情，請參閱下文「獨立物業估值師的確認」一段

支付條款： 租金及使用費按季支付，並須於每季度前三十天內以現金支付

其他條款： 本公司有權將物業使用期延長十年，惟須於期限屆滿前六個月向集團公司提出續租要求。

集團公司同意就指定期限內對本公司所提及的物業的使用權利的任何阻礙或幹擾所導致或產生的任何損失或損害作出賠償

(d) 東四租賃協議

本公司(作為承租人)與集團公司(作為出租人)已訂立東四租賃協議，據此，集團公司同意向本公司出租東四物業，為期十年，自東四租賃協議日期起生效(即二零零零年十月十八日)。根據東四租賃協議，本公司應付的平均租金每三年檢討一次，參照租賃期生效日起(二零零零年十月十八日)的市場價釐定。二零零六年十二月三十日，本公司(作為承租人)及集團公司(作為出租人)訂立東四租賃協議的補充協議，涉及本公司在相關期間東四租賃協議項下應付的平均租金。東四租賃協議的詳情如下：

日期： 二零零零年十月十八日

訂約方： 集團公司(作為出租人)；及本公司(作為承租人)

租賃： 根據東四租賃協議，集團公司已同意將東四物業租予本公司

物業： 東四物業，本公司現時所佔用部分的總樓面面積約13,369.51平方米

期限： 自東四租賃協議生效日期(即二零零零年十月十八日)起計十年

租金： 支付集團公司每日每平方米的平均租金(包括物業管理費)人民幣4.5元(該價格於集團公司與本公司於二零零六年十二月三十日訂立的補充協議內顯示，並反映出獨立物業估值師第一太平戴維斯確認的現時市場平均租金)。租金由起租日(即二零零零年十月十八日)起每三年參照當時市價進行調整。董事認為，上述平均租金乃屬公平合理。有關第一太平戴維斯確認的詳情，請參閱下文「獨立物業估值師的確認」一段

支付條款： 租金及使用費按季支付，並須於每季度前三十天內以現金支付

其他條款： 本公司可要求將物業使用期延長十年，惟須於期限屆滿前三個月向集團公司提出續租要求

集團公司已承諾就十年期限內對本公司所提及的物業的使用權利的任何阻礙或干擾所導致或產生的任何損失或損害作出賠償

(e) 航空服務協議

本公司及各航空服務發起人已就技術服務訂立航空服務協議，載列如下：

編號	航空服務發起人	航空服務協議日期	航空服務協議年期(年)	續期年期
1.	國航	二零零六年十二月一日	二零零六年一月一日至二零零八年十二月三十一日(三年)	一年
2.	深航	二零零七年一月二十三日	二零零七年一月一日至二零零九年十二月三十一日(三年)	三年

技術服務

根據航空服務協議，本公司(包括其附屬公司)須向航空服務發起人提供技術服務，包括但不限於：

(a) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售、公佈貨運信息等服務的航班監控系統服務；

(b) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(c) 提供值機、登機及配載平衡服務的機場旅客處理(APP)系統服務；及

(d) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

服務費

目前，航空服務協議項下航空服務發起人就技術服務應付的服務費乃按民航總局規定的計費標準釐定，有關詳情已於日期為二零零一年一月二十九日的公司招股書內披露。根據民航總局的規定價(視乎進行交易的系統種類)，航空服務發起人須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7.0元。

航空服務發起人就技術服務應付本公司的費用亦包括：(i)本公司的機場旅客處理(APP)系統處理的登機乘客每人收取最高人民幣7.0元的准許價(視乎航線、載客量及服務水平等)；(ii)本公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務費(視乎飛機的規模)，及(iii)使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後六十天內以現金支付。

董事認為，上述服務費釐定基準乃屬公平合理。

3. 獨立物業估值師的確認

本公司已委任第一太平戴維斯評估東興里物業及東四物業於二零零六年九月一日的市場價。第一太平戴維斯是經香港測量師學會認可的可就一般測量提供專業顧問服務的公司。根據獨立物業估值師第一太平戴維斯出具的報告，東興里物業及東四物業現時的物業使用租金安排(即集團公司與本公司於二零零六年十二月三十日訂立的補充協議中所規定的總租金(包括物業管理費))屬公平合理，符合市場水平。第一太平戴維斯乃根據香港測量師學會頒佈的《香港測量師學會物業估值標準》(二零零五年第一版)的規定基於市場價評估現時的租金安排。

4. 有關SITA、服務公司、集團公司、國航及深航的資料

SITA

由於SITAGCH為本公司附屬公司天信達的主要股東之一，故SITAGCH為本公司的關連人士。經作出所有合理查詢後，就董事所知及所信，SITAGCH及SITA均直接或間接地為航空運輸同業的成員共同擁有，航空運輸同業的主要活動與機場運輸相關。因此，SITA亦為本公司的關連人士。

SITA為一間向航空運輸業提供IT業務方案及電訊服務的環球服務供應商。

服務公司

服務公司包括深圳凱亞、海南凱亞、湖北凱亞、重慶凱亞、雲南凱亞、廈門凱亞、西安凱亞、新疆凱亞及東北凱亞，該等公司均為本公司的關連人士，理由如下：

(a) 深圳凱亞股本中，由本公司、中國北方航空公司(發起人中國南方航空集團公司一間附屬公司的分公司)、國航(發起人中航集團的附屬公司)、中國新華航空有限責任公司(發起人)、深航(發起人)、深圳市機場股份有限公司(獨立第三方)、中國南方航空(集團)深圳公司(發起人中國南方航空集團公司的附屬公司)及四川航空集團公司(發起人)分別持有其61.47%、5.59%、5.59%、5.59%、5.59%、5.59%、5.59%及5.00%權益。由於若干發起人及彼等各自的聯繫人有權一致行使深圳凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，深圳凱亞為本公司的關連人士。

(b) 海南凱亞的股本中，由本公司、中國南方航空集團公司(發起人)、國航(發起人中航集團的附屬公司)、海南航空股份有限公司(發起人)及中國東方航空股份有限公司(發起人中國東方航空集團公司的附屬公司)分別持有其64.78%、22.74%、4.16%、4.16%及4.16%權益。由於若干發起人及彼等各自的聯繫人有權一致行使海南凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，海南凱亞為本公司的關連人士。

(c) 湖北凱亞被視作本公司的附屬公司，發起人中國東方航空武漢有限責任公司擁有其註冊資本的12.5%。由於發起人有權行使湖北凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，湖北凱亞為本公司的關連人士。

(d) 重慶凱亞為本公司佔51%權益的附屬公司，國航擁有其註冊資本的24.5%。國航為發起人中航集團的附屬公司，故屬發起人的聯繫人。由於發起人的聯繫人有權行使重慶凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，重慶凱亞為本公司的關連人士。

(e) 雲南凱亞為本公司佔51%權益的附屬公司，中國東方航空雲南公司擁有其註冊資本的49%。中國東方航空雲南公司為中國東方航空股份有限公司的分公司。中國東方航空股份有限公司為發起人中國東方航空集團公司的附屬公司，故屬發起人的聯繫人。由於發起人的聯繫人有權行使雲南凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，雲南凱亞為本公司的關連人士。

(f) 廈門凱亞為本公司佔51%權益的附屬公司，發起人廈門航空有限公司擁有其註冊資本的28.5%。由於發起人有權行使廈門凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，廈門凱亞為本公司的關連人士。

(g) 西安凱亞為本公司佔51%權益的附屬公司，中國東方航空西北公司擁有其註冊資本的32%。中國東方航空西北公司為中國東方航空股份有限公司的分公司。中國東方航空股份有限公司為發起人中國東方航空集團公司的附屬公司，故屬發起人的聯繫人。由於發起人的聯繫人有權行使西安凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，西安凱亞為本公司的關連人士。

(h) 新疆凱亞為本公司佔51%權益的附屬公司，發起人中國南方航空集團公司擁有其註冊資本的24.5%。由於發起人有權行使新疆凱亞任何股東大會10%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(5)條的規定，新疆凱亞為本公司的關連人士。

(i) 東北凱亞為本公司的聯營公司，發起人中國南方航空集團公司擁有東北凱亞註冊資本的42%。由於發起人中國南方航空集團公司有權行使東北凱亞任何股東大會30%或以上的表決權或控制上述表決權的行使，故根據上市規則第14A.11(4)條的規定，東北凱亞為發起人的聯繫人，故為本公司的關連人士。

成立各服務公司旨在分銷本公司的產品及為不同地區的客戶提供更好的服務。服務公司建設、運營及維護在其地區連接本公司網絡和系統的地區網絡節點和設施。服務公司就本公司的全國數據網絡向本公司航空信息技術系統的用戶提供技術服務。這些服務包括以本公司數據網絡業務的當地服務中心的身份提供服務，例如連接網絡節點、數據傳輸設備、終端及列印機、安裝設備、維護、培訓、技術支持及其他網絡服務。

集團公司

集團公司是本公司的發起人及主要股東，於最後可行日期持有本公司已發行股本的22.35%。因此，集團公司為本公司的關連人士。

集團公司主要從事經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。

國航

國航是中航集團的附屬公司。中航集團是本公司的發起人及主要股東，於最後可行日期持有本公司已發行股本的10.07%。國航是中航集團的聯繫人，故為本公司的關連人士。

國航及其附屬公司在中國主要提供航空客運、航空貨運及航空相關服務。

深航

深航是本公司的發起人之一，於最後可行日期持有本公司已發行股本約0.7%，故為本公司的關連人士。深航在中國從事航空業務。

5. 過往交易紀錄

下文為本集團截至二零零六年十二月三十一日止三個年度不獲豁免持續關連交易的交易記錄的摘要：

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年 *(附註)*
SITA交易	人民幣45,480,450元 (約相等於45,480,450港元)	人民幣38,576,816元 (約相等於38,576,816港元)	人民幣56,000,000元 (約相等於56,000,000港元)
網絡服務協議項下的交易	人民幣17,600,000元 (約相等於17,600,000港元)	人民幣29,942,000元 (約相等於29,942,000港元)	人民幣31,000,000元 (約相等於31,000,000港元)
東興里租賃協議及東四租賃協議項下的交易	人民幣34,570,760元 (約相等於34,570,760港元)	人民幣38,609,000元 (約相等於38,609,000港元)	人民幣38,609,000元 (約相等於38,609,000港元)
服務與技術支持協議及本公司與深航於二零零四年十二月二十一日訂立的航空服務協議(或前協議)項下的交易	人民幣221,025,000元 (約相等於221,025,000港元)	人民幣281,616,000元 (約相等於281,616,000港元)	人民幣310,000,000元 (約相等於310,000,000港元)

附註： 該等金額源自本集團於截至二零零六年十二月三十一日止年度的未經審核管理賬目。

6. 獲豁免或二零零六年臨時股東大會批准的年度上限

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年
SITA交易 *(附註1)*	人民幣72,000,000元 (約相等於72,000,000港元)	人民幣72,000,000元 (約相等於72,000,000港元)	人民幣72,000,000元 (約相等於72,000,000港元)
網絡服務協議項下的交易 *(附註1)*	人民幣84,000,000元 (約相等於84,000,000港元)	人民幣84,000,000元 (約相等於84,000,000港元)	人民幣84,000,000元 (約相等於84,000,000港元)
東興里租賃協議及東四租賃協議項下的交易 *(附註1)*	人民幣40,000,000元 (約相等於40,000,000港元)	人民幣40,000,000元 (約相等於40,000,000港元)	人民幣40,000,000元 (約相等於40,000,000港元)
服務與技術支持協議及本公司與深航於二零零四年十二月二十一日訂立的航空服務協議(或前協議)項下的交易	*(附註2)*	*(附註2)*	人民幣404,460,000元 (約相等於404,460,000港元) *(附註3)*

附註：

1. *於截至二零零五年十二月三十一日止兩個年度，有關不獲豁免持續關連交易並未超逾豁免批准的截至二零零五年十二月三十一日止兩個年度的年度上限。預計於截至二零零六年十二月三十一日止年度，有關不獲豁免持續關連交易亦不會超逾豁免批准的截至二零零六年十二月三十一日止年度的年度上限。*

2. *據二零零六年通函所述，由於服務與技術支持協議及本公司與深航於二零零四年十二月二十一日訂立的航空服務協議及其前協議項下的交易並未界定交易的最大金額，故聯交所就此授予的豁免被視為已於二零零四年十月二十五日失效。因此，於二零零四年十月二十五日至二零零五年十二月三十一日止期間上述交易並未採用年度上限。於截至二零零五年十二月三十一日止兩個年度，服務與技術支持協議及本公司與深航於二零零四年十二月二十一日訂立的航空服務協議及其前協議項下的交易已於二零零六年臨時股東大會獲得批准及追認。*

3. *如二零零六年通函所述，於截至二零零六年十二月三十一日止年度，本公司與有關發起人或彼等的聯繫人(包括中航集團及深航)訂立的有關服務與技術支持協議及航空服務協議項下擬進行交易的年度上限隨後於二零零六年臨時股東大會上獲得批准，其總額為人民幣1,498,000,000元(約相等於1,498,000,000港元)，其中人民幣299,600,000元(約相等於299,600,000港元)源自服務與技術支持協議項下交易，而人民幣104,860,000元(約相等於104,860,000港元)源自本公司與深航於二零零四年十二月二十一日訂立的航空服務協議項下交易。於截至二零零六年十二月三十一日止年度，預計服務與技術支持協議及本公司與深航於二零零四年十二月二十一日訂立的航空服務協議項下的交易不會超逾上述二零零六年臨時股東大會批准的年度上限。*

7. 年度上限

	截至十二月三十一日止年度		
	二零零七年	二零零八年	二零零九年
SITA交易	人民幣67,000,000元 (約相等於67,000,000港元)	人民幣80,000,000元 (約相等於80,000,000港元)	人民幣96,000,000元 (約相等於96,000,000港元)
網絡服務協議項下的交易	人民幣37,200,000元 (約相等於37,200,000港元)	人民幣44,640,000元 (約相等於44,640,000港元)	人民幣53,568,000元 (約相等於53,568,000港元)
東興里租賃協議及東四租賃協議項下的交易	人民幣40,000,000元 (約相等於40,000,000港元)	人民幣40,000,000元 (約相等於40,000,000港元)	人民幣40,000,000元 (約相等於40,000,000港元)
航空服務協議項下的交易	人民幣403,000,000元 (約相等於403,000,000港元)	人民幣523,900,000元 (約相等於523,900,000港元)	人民幣175,760,000元 (約相等於175,760,000港元) *(附註)*

附註： 僅載列深航航空服務協議項下擬進行交易的年度上限，而國航航空服務協議的首期年期將於二零零八年十二月三十一日屆滿。

東興里租賃協議及東四租賃協議項下擬進行的交易的年度上限，乃參考本公司根據上述協議應付的每年租金(包括物業管理費)總額予以釐定。

SITA交易及網絡服務協議項下擬進行交易的年度上限乃參考以下因素釐定：(1)截至二零零五年十二月三十一日止年度相關交易的過往年度金額；(2)截至二零零六年十二月三十一日止年度約人民幣56,000,000元(約相等於56,000,000港元) SITA交易的未經審核金額，及總額約人民幣31,000,000元(約相等於31,000,000港元)的網絡服務協議項下擬進行交易的未經審核金額(由本集團截至二零零六年十二月三十一日止年度的未經審核管理賬目計算所得)；(3)截至二零零四年十二月三十一日止年度本公司營業額與截至二零零六年十二月三十一日止年度預期營業額之間約20%的複合年均增長率；(4)相關交易的估計增長量(已計及中國航空旅遊業的預期增長及商旅次數持續增加等因素)。董事估計，上述交易每年將增加約20%，故採用20%釐定年度上限的金額。SITA交易及上述網絡服務協議項下擬進行交易的年度上限，乃基於截至二零零九年十二月三十一日止三個年度各自交易的20%複合年均增長率釐定。

航空服務協議項下擬進行交易的年度上限乃參考以下因素釐定：(1)截至二零零五年十二月三十一日止相關交易的過往年度上限；(2)截至二零零六年十二月三十一日止年度總額約人民幣310,000,000元(約相等於310,000,000港元)的航空服務協議項下擬進行交易的未經審核金額(由本集團截至二零零六年十二月三十一日止年度的未經審核管理賬目計算所得)；(3)相關交易的估計增長量(已計及中國航空旅遊業的預期增長及商旅次數持續增加等因素)；(4)國航航空服務協議的初步期限將於二零零八年十二月三十一日屆滿，而深航航空服務協議將於二零零九年十二月三十一日屆滿。董事估計，上述交易將每年增加30%，並採用30%釐定年度上限的金額。上述航空服務協議於截至二零零八年十二月三十一日止兩個年度及或(倘適用)截至二零零九年十二月三十一日止三個年度各自按30%的複合年均增長率計算。

航空服務協議項下擬進行的交易的年度上限的釐定基準與下述交易的年度上限釐定基準相同，其中包括於截至二零零八年十二月三十一日止三個年度，本公司與有關發起人或彼等的聯繫人(包括中航集團及深航)訂立的相關服務及技術支持協議以及航空服務協議項下擬進行的持續關連交易，詳情載於二零零六年通函內。

董事認為，於截至二零零九年十二月三十一日止三個年度，各項不獲豁免持續關連交易的年度上限屬公平合理。

8. 不獲豁免持續關連交易的原因及益處

本集團主要從事在中國提供航空信息技術服務。對於本集團提供的航空信息技術服務而言，根據SITA電訊服務協議由 SITA提供的航空數據及服務乃屬至關重要。

董事認為繼續使用SITA提供的SITA數據網絡服務符合本公司的利益，原因如下：

(i) SITA網絡覆蓋的行業範圍廣泛，因為國際上許多航空旅遊業從業者依賴其網絡解決方案而且本公司許多客戶亦使用SITA的網絡服務；

(ii) SITA與本公司及中國民用航空業內各營運商均有長期合作歷史；及

(iii) 倘終止與SITA的交易，本公司業務的穩定性或會受嚴重影響。

誠如上文「有關SITA、服務公司、集團公司、國航及深航的資料」一段所載，服務公司乃由本公司與其他各方為分銷本公司產品而設立，旨在為不同地區客戶提供更佳服務。

自二零零零年以來，東四物業及東興里物業已成為本公司的數據中心。為確保本公司業務正常穩定運行，繼續租賃並使用該等物業符合本公司的最佳利益。

誠如「有關SITA、服務公司、CTHC、國航及深航的資料」一段所述，國航及其附屬公司在中國主要提供航空客運、航空貨運及相關航空服務，而深航在中國從事航空營運。向航空服務發起人提供的技術服務乃在本集團一般及日常業務過程中進行。

不獲豁免持續關連交易已經及將會於本集團的一般及日常業務過程中進行。

不獲豁免持續關連交易已經及將會按經公平協商釐定的正常商業條款進行。董事認為，不獲豁免持續關連交易乃按正常商業條款進行，不獲豁免持續關連交易的條款屬公平合理，並符合本公司股東的整體利益。

9. 上市規則的規定

鑒於SITA、服務公司、集團公司、國航和深航均為如前所述的本公司的關連人士。因此，根據上市規則第十四A章，相關期間的各不獲豁免持續關連交易均構成本公司的關連交易。

本集團以往並無與關連人士進行上市規則第14A.25條項下需合併計算的不獲豁免持續關連交易。

因按年計算的各項不獲豁免持續關連交易(即SITA交易以及根據網絡服務協議、東四租賃協議、東興里租賃協議及航空服務協議擬進行的交易)的百分比率超過2.5%，根據上市規則，相關期間的不獲豁免持續關連交易須遵守申報、公告及尋求獨立股東批准的規定。

SITA電訊服務協議、東興里租賃協議及東四租賃協議的合約期限均為三年以上。董事認為上述協議逾三年的合約期限在商業上對本公司有利，且符合此類合約的正常商業慣例及符合上市規則14A.35(1)條的規定。本通函第25至42頁的招商證券函件載有獨立財務顧問招商證券就上述協議合約期限的詳細意見。

如二零零七年公告所述，本公司於二零零七年一月一日至二零零七年一月三十一日期間東四租賃協議及東興里租賃協議項下應付的租金總額約人民幣3,279,000元，其百分比率超過0.1%但低於2.5%。由於本公司與集團公司於二零零六年十二月三十日訂立補充協議，並列載現時市場的平均租金，本公司已盡力並盡快符合適用上市規則有關該等交易及其他持續關連交易的規定(包括刊發二零零七年公告)。

根據截至二零零七年一月三十一日止月份本集團未經審核管理賬目，預期(1)二零零七年一月一日至二零零七年一月三十一日期間天信達貨運服務協議項下擬進行的交易金額的百分比率不超過0.1%，(2)二零零七年一月一日至二零零七年一月三十一日期間的網絡服務協議、航空服務協議項下擬進行的交易及SITA交易金額的百分比率超過0.1%但低於2.5%。

如二零零七年公告所述及以上披露的資料，本公司未能就持續關連交易遵守上市規則第14A.47(1)條的規定。本公司認為，在股東大會上，將各項持續關連交易一併通知本公司股東並尋求股東批准，乃較合適的做法，具成本效益。本公司擬於與各相關關連人士訂立所有持續關連交易的協議後就持續關連交易刊發二零零七年公告。然而，本公司於二零零七年一月二十三日前不能與所有有關發起人或其聯繫人訂立或(倘合適)續訂航空服務協議。雖然本公司已於二零零六年十二月二十日向SITA尋求確認，但因本公司(a)於二零零六年十二月底與相關關連人士訂立網絡服務協議、東興里租賃協議、東四租賃協議及航空服務協議等的補充協議，以及於二零零七年一月二十三日訂立深航航空服務協議，及(b)於二零零七年一月就公告所載有關SITA及其集團公司進行披露的準確性取得SITA的確認，本公司未能於二零零七年開展交易前就持續關連交易取得獨立股東的事先批准。

本公司將遵照上市規則第14A.45條的規定，於隨後刊發的年度報告及賬目中披露有關持續關連交易的資料。

10. 公司章程建議修訂案

由於發起人長安航空實業公司與長安航空有限責任公司於二零零六年六月二十八日訂立股權轉讓協議，長安航空實業公司將其持有的799,500股轉讓予長安航空有限責任公司，故本公司提議於臨時股東大會修訂公司章程中的發起人名單。

本公司為促進其業務發展，提呈於臨時股東大會修訂公司章程，令本公司子公司可冠以「空港」名稱。

另外，根據於二零零五年十月二十七日頒佈的中國國家主席第42號法令，公司法若干條款根據第十屆人民代表大會常務委員會第十八次會議結果已作修改及修訂，有關修改及修訂於二零零六年一月一日生效。

為確保符合公司法，本公司提議於臨時股東大會修訂公司章程。以下為公司修正案概述：

(a) 加強股東大會的權力，允許股東大會審議由持有於股東大會有投票權股份3%或以上(有別於現時5%或以上股權)的本公司股東提呈的決議案；

(b) 賦予權力於股東大會上審議有關本公司一年內購買或出售重大資產超過本公司最近期經審核總資產值30%的事項，該等事項須以特別決議案形式通過；

(c) 採納於股東大會上更靈活及方便提呈動議的方法，會上單獨或合併持有有投票權股份3%或以上(有別於現時5%股權)的本公司股東及董事會、監事會可提呈決議案；

(d) 本公司持有的股份於股東大會上無任何投票權；

(e) 為加強企業管治，倘董事會適當的成員未能履行召開股東大會的責任，監事會可召開及主持股東大會；倘監事會未能召開股東大會，連續90日單獨或合併持有有投票權股份10%或以上的本公司股東，可召開及主持股東大會；

(f) 董事任期屆滿後，倘未能及時選出新董事及/或監事，或其人數低於法定人數，董事及/或監事須繼續承擔履行董事職責的持續責任；

(g) 採納更靈活及方便召開臨時股東大會的方法，持有投票權的股份十分之一以上的股東，或董事會或監事會超過三分之一成員可提議召開股東大會，有別於現時需本公司董事會主席或2名董事或經理的規定；

(h) 取消董事會主席於僵局情況下的投票權；

(i) 董事須在與其有關的事項上放棄投票；建議決議案須在股東大會審議，而不應在少於三名無關聯關係董事出席的董事會審議；

(j) 為加強企業管治，監事數量由8名增至9名；最少有三分之一職工代表為監事會監事；倘監事會主席未能履行召開監事會的責任，監事會副主席可召開並主持監事會會議(倘副主席未能召開會議，則由半數以上監事選出的監事召開)；改變監事會的成員組成；擴大監事會職權範圍；記錄監事會的每項決定。

(k) 本公司稅後利潤按若干順序分配：(一)彌補虧損；(二)提取法定公積金；(三)提取任意公積金；最後支付普通股股利；

(l) 刪除若干稅後利潤分配至法定公益金的規定；

(m) 本公司按股東持有的股權分配股利，本公司持有的本公司股份無權分配利潤；

(n) 刪除從可分配股利中提取稅款的規定。

為了令公司章程符合公司法的要求，董事會欲於臨時股東大會上提呈特別決議案，修訂公司章程相關條款。公司章程建議修正案全文，載於臨時股東大會通告內第5至7項決議案，臨時股東大會通告載於本通函第50至60頁。

11. 臨時股東大會

本公司將於二零零七年四月二十五日上午十時於中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會，以審議及酌情通過(其中包括)不獲豁免持續關連交易項下擬進行的交易、年度上限及本公司章程建議修訂案。臨時股東大會通告載於本通函第50至60頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

12. 投票安排

根據上市規則，SITA交易須經SITA獨立股東批准。於最後可行日期，SITA INC BV持有本公司已發行股份1.75%的權益。由於SITA INC BV及SITA均直接或間接由航空運輸同業(由主營業務與航空運輸相關的公司及組織組成)的成員所共同擁有，故SITA INC BV為SITA的聯繫人，因此，SITA INC BV須就考慮及批准SITA交易的決議案放棄投票。

根據上市規則，網絡服務協議及其項下擬進行的交易須經服務公司獨立股東批准。因此，在考慮及批准網絡服務協議及其項下擬進行交易的決議案時，有權益發起人及其各自的聯繫人須就此放棄投票。

根據上市規則，東四租賃協議、東興里租賃協議及其項下擬進行的交易須經集團公司獨立股東批准。因此，在考慮和批准東四租賃協議和東興里租賃協議及其項下擬進行的交易決議時，集團公司及其聯繫人須就此放棄投票。

根據上市規則，航空服務協議及其項下擬進行的交易須經航空服務發起人獨立股東批准。因此，在考慮和批准航空服務協議及其項下擬進行的交易決議時，中航集團、國航、深航及其各自的聯繫人須就此放棄投票。

根據上市規則第13.39(4)條，獨立股東將於臨時股東大會上投票表決以通過不獲豁免持續關連交易及年度上限，相關關連人士及其各自聯繫人則放棄投票。表決結果將於臨時股東大會結束後公佈。

13. 表決程序

根據公司章程第73條，於本公司股東大會上，決議案須以舉手之方式表決，除非如下人士在舉手表決以前或以後，要求以投票方式表決：

(a) 會議主席；

(b) 至少兩名有表決權的股東或者有表決權的股東代理人；或

(c) 單獨或合共持有在該會議上有表決權的股份10%或以上的一名或多名本公司股東或其代理人。

14. 推薦意見

務請閣下留意載於本通函第24頁的獨立董事委員會函件，及載於本通函第25頁至第42頁的招商證券函件，當中載有招商證券就不獲豁免持續關連交易向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券意見後，獨立董事委員會認為，就獨立股東而言，不獲豁免持續關連交易及年度上限乃屬公平合理，並符合本公司及獨立股東的整體利益。因此，獨立董事委員會推薦獨立股東於臨時股東大會上投票贊成普通決議案，以批准不獲豁達持續關連交易及相關年度上限。

董事會認為，就公司章程建議修訂案的特別決議案，符合本公司及股東的整體利益，董事會推薦股東於臨時股東大會上投票贊成該等決議案。

15. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

此致

列位獨立股東　*台照*

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永
謹啟

二零零七年三月七日



中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)
(股份編號：0696)

敬啟者：

持續關連交易

謹此提述本公司於二零零七年三月七日向其獨立股東發行的通函(「**通函**」，本函件亦為其一部份)。除非文義另有所指，本函件所採用的詞語與通函所下定義者具有相同涵義。

吾等已獲董事會委任，以審議不獲豁免持續關連交易及年度上限。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請 閣下注意本通函所載的董事會函件及招商證券函件。經考慮本通函招商證券意見函所列招商證券考慮的主要因素、理由及意見後，吾等認為不獲豁免持續關連交易及年度上限就本公司及獨立股東而言實屬公平合理，並符合本公司及其股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

列位獨立股東 *台照*

代表
獨立董事委員會
周國華 易永發 袁耀輝
獨立非執行董事
謹啟

二零零七年三月七日

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。



香港中環交易廣場一期48樓

敬啟者：

持續關連交易

緒言

茲提述吾等已獲委任為向　貴公司獨立董事委員會及獨立股東提供有關不獲豁免持續關連交易及有關年度上限的意見。不獲豁免持續關連交易及有關年度上限的詳情載於　貴公司於二零零七年三月七日向股東發出的通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成其中一部份。本函件載有吾等就 (i) 不獲豁免持續關連交易是否按正常商業條款於一般及日常業務訂立，是否公平合理並符合　貴公司及獨立股東的整體利益；(ii) SITA電訊服務協議及東興里租賃協議和東四租賃協議超過三年的合約期對　貴公司而言是否具商業利益，且此類合約訂立有關年期屬於商業慣例；(iii) 不獲豁免持續關連交易的有關年度上限屬公平合理並符合　貴公司及股東的整體利益；及 (iv) 獨立股東批准不獲豁免持續關連交易及有關年度上限是否公平合理向獨立董事委員會及獨立股東提供意見。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

吾等的意見及推薦，依賴於提供予吾等的資料及事實，以及 貴公司、董事及管理層所表達的意見而達致。吾等亦認為董事乃經審慎諮詢後於通函內作出所有陳述的理念和意見。吾等已假設於通函內作出或所指的所有資料、聲明及意見於作出時均屬真實、準確與完整，並於臨時股東大會日期仍屬真實。吾等並無理由懷疑 貴公司、董事及管理層提供予吾等的資料及聲明的真實性、準確性和完整性，且據董事所告知，通函所提供及所指資料並無遺漏任何重大事實。

吾等認為，吾等已審閱足夠資料以使吾等能夠作出知情見解，並為吾等載於通函內的意見的準確性，以及為吾等的推薦提供合理的基準。然而，吾等並無對 貴集團或不獲豁免持續關連交易的業務、財務狀況或前景進行任何形式的深入調查，亦無根據 貴公司、董事及管理層所提供的資料、於通函內所作出的聲明或發表的意見進行獨立核實。

主要因素及理由的考慮

吾等曾考慮以下主要因素及理由以達致向獨立董事委員會及獨立股東提供有關不獲豁免持續關連交易及有關年度上限的意見：

1. 貴公司及不獲豁免持續關連交易的背景

貴集團主要於中國從事提供航空信息技術服務。 貴集團向中國商營航空公司提供先進的航空信息技術及相關服務，並於航空服務分銷商、售票處和個人消費者分銷商業航空產品和服務，扮演着重要的角色。

貴公司於相關期間已訂立不獲豁免持續關連交易。緊接 貴公司於二零零一年上市前，貴公司已訂立SITA交易、網絡服務協議、東四租賃協議及東興里租賃協議。該等於二零零四年一月一日起至二零零六年十二月三十一日止期間的交易已於二零零三年十二月獲授豁免。有關詳情及上述交易已載於二零零三年公告內。

如二零零六年通函所載， 貴公司與中航集團就技術服務已續訂服務與技術支持協議。於服務與技術支持協議屆滿後， 貴公司與國航(中航集團的附屬公司)就相關期間內的技術服務訂立了國航航空服務協議。 貴公司與深航於二零零四年十二月二十一日的航空服務協議屆滿後， 根據與深航在相關期間內的技術服務訂立了深航航空服務協議。於二零零六年臨時股東大會上，已批准截至二零零六年十二月三十一日止年度的(1)服務與技術支持協議，及(2) 貴公司與深航在二零零四年十二月二十一日訂立的前服務與技術支持協議及前航空服務協議項下的交易年度上限。

鑒於持續關連交易(不包括服務與技術支援協議項下的交易及 貴公司與深航於二零零四年十二月二十一日根據技術服務(及其前協議)訂立的航空公司服務協議)的豁免已屆滿，因此， 貴公司根據上市規則第14A章已刊發二零零七年公告以確保 貴司於相關期間符合有關持續關連交易的上市規則。

誠如董事會函件所述，鑒於SITA、服務公司、集團公司、國航和深航均為 貴公司的關連人士，根據上市規則第14A章，相關期間內的各項不獲豁免持續關連交易均構成 貴公司的持續關連交易。各項不獲豁免持續關連交易(即SITA交易、網絡服務協議、東興里租賃協議、東四租賃協議及航空服務協議項下擬進行交易)的百分比率每年均超過2.5%，相關期間內的不獲豁免持續關連交易須遵守上市規則項下有關申報、公告及獲股東批准的規則。

由於SITA電訊服務協議、東興里租賃協議及東四租賃協議的合約期超過三年，獨立財務顧問需為該等協議需要較長時間的原因作出解釋，並確認此類合約訂立有關租期乃屬正常商業慣例。

有鑒於此，吾等已獲　貴公司委任，並向獨立董事委員會及獨立股東提供有關(i) 不獲豁免持續關連交易是否按正常商業條款於一般及日常業務訂立，是否公平合理並符合　貴公司及股東的整體利益；(ii)SITA電訊服務協議及東興里租賃協議和東四租賃協議與同類型合約訂立超過三年的合約期屬於商業慣例；(iii)不獲豁免持續關連交易的有關年度上限屬公平合理，符合　貴公司及股東的整體利益；及(iv)獨立股東批准不獲豁免持續關連交易及有關年度上限是否公平合理的意見。

2. 不獲豁免持續關連交易的理由

以下是不獲豁免持續關連交易的理由：

(i) SITA交易

(a) SITA會員費

如董事會函件所載，　貴公司為SITA會員。作為SITA的會員，　貴公司有權使用SITA提供的服務，需向SITA繳納SITA會員費。由於SITA會員費適用於SITA所有會員，亦為　貴公司享用SITA所提供服務的先決條件，同時，SITA所提供服務對　貴公司向客戶所提供的SITA數據傳輸網絡十分重要，董事因此認為，　貴公司繼續作為SITA會員及繳交有關的會員費是符合　貴公司利益的最佳選擇。

(b) SITA電訊服務協議

根據SITA的網頁，SITA是一家向航空運輸業提供信息技術業務解決方案和通訊服務的世界領先服務供應商。董事們認為，SITA提供的SITA數據網絡服務包括適用於大部分航空運輸及旅遊業的航空公司協議服務，例如航空公司辦事處及訂票代理可進入的全球分銷系統、機場航空公司值機服務及行李查詢等，該服務具成本效益，因此，SITA提供的SITA數據網絡服務對 貴集團向客戶提供的航空信息技術服務甚為重要。透過訂立SITA電訊服務協議， 貴公司使用SITA提供的SITA數據網絡服務是參照SITA 所制定的根據適當使用量及相關收費明細表支付費用的，並適用於 貴公司的所有使用SITA數據網絡服務的用戶(包括 貴公司客戶)。

如董事會函件所載，董事認為繼續委聘SITA提供SITA數據網絡服務符合 貴公司利益的理由如下：

(i) SITA網絡覆蓋的行業範圍廣泛，因為國際上許多航空旅遊業從業者依賴其網絡解決方案，而且 貴公司不少客戶亦使用SITA的網絡服務；

(ii) SITA與 貴公司及中國民用航空業內不少營運商均有長期合作歷史；及

(iii) 倘終止與SITA的交易， 貴公司業務的穩定性或會受嚴重影響。

(ii) 網絡服務協議

如董事會函件所載，成立各服務公司旨在分銷 貴公司的產品及為不同地區的客戶提供更好的服務。服務公司建設、運營及維護在其各自的地區連接 貴公司網絡和系統的地區網絡節點和設施。服務公司以 貴公司的全國數據網絡向 貴公司航空信息技術系統的用戶提供技術服務。這些服務包括以 貴公司數據網絡業務的當地服務中心的身份提供服務，例如連接網絡節點、數據傳輸設備、終端及列印機、安裝設備、維護、培訓、技術支持及其他網絡服務。

根據網絡服務協議，(i) 貴公司已同意服務公司使用 貴公司的主機資源及連接至貴公司的數據傳輸設備網絡、終端設備及打印機；(ii) 服務公司已同意為 貴公司機場旅客處理系統(APP系統)的用戶提供前端技術支持；及(iii) 應服務公司的要求，貴公司可出租若干主要連接設備。

董事認為，在使用 貴公司APP系統向客戶提供技術支援、加強 貴公司新產品宣傳等方面，服務公司一直扮演重要的角色，亦在全國擁有強大的服務網。董事認為，為便於 貴公司向不同地區客戶直接提供網絡服務，因此，訂立網絡服務協議符合 貴公司利益。

(iii) 東興里租賃協議及東四租賃協議

如董事會函件所載，自二零零零年，東興里物業及東四物業一直作為 貴公司的數據中心。董事認為，為確保 貴公司正常及穩定運作，繼續租賃及使用該等物業符合 貴公司最佳利益，原因是移走已嵌入伺服器的設備及輔助產品並不可行及不具成本效益。另外，搬遷 貴公司數據中心將可能嚴重影響 貴公司向國內航空公司提供的信息技術服務的穩定性，可能會無法保障航空客運的安全運營。

(iv) **航空服務協議**

根據航空服務協議， 貴公司(包括其附屬公司)須向航空服務發起人提供技術服務，包括但不限於：

(a) 提供(其中包括)綜合信息、航班數據、航班監控、客票銷售、自動客票銷售、公佈貨運信息等服務的航班監控系統服務；

(b) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(c) 提供值機、登機及配載平衡服務的機場旅客處理(APP)系統服務；及

(d) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

根據董事通知，中國航空業受中國政府官方機構廣泛監管，亦有行業進入限制。因此，中國航空公司的數量有限。 貴公司為航空信息技術服務行業的主要營運商，故能夠佔據大部份的市場佔有率，促進 貴集團營業額增長。由於 貴集團的主要客戶為航空公司營運商，該等公司為發起人或聯繫人(均為 貴公司的關連人士)(定義見上市規則)，因此董事認為，訂立航空服務協議可以確保經常性收入的來源及發展與擴充技術服務業務，是符合 貴集團最佳利益的。

鑒於(i)對 貴集團提供的航空信息技術服務，SITA提供的SITA數據網絡服務起重要作用；(ii)有利於 貴公司向不同地區客戶直接提供網絡服務；(iii)自二零零零年，東興里物業及東四物業一直作為 貴公司的數據中心，移走已嵌入伺服器的設備及輔助產品並不可行，同時，搬遷 貴公司數據中心將可能嚴重影響 貴公司向國內航空公司提供的信息技術服務的穩定性，可能會無法保障航空客運的安全運營；及(iv)提供航空服務協議項下的技術服務符合 貴集團的最佳利益，亦可確保經常性收入的來源，吾等認同董事的意見， 貴集團訂立不獲豁免持續關連交易屬合理的做法，不獲豁免持續關連交易在 貴集團一般及日常業務中訂立，符合 貴集團及股東的整體利益。

3. SITA電訊服務協議、東興里租賃協議及東四租賃協議期限超過三年的理由

(i) SITA電訊服務協議

根據SITA，SITA的所有成員(包括　貴公司)根據提供數據網絡服務受SITA電訊服務協議的標準條款所約束，除按協議的條款及條件終止外，SITA電訊服務協議將繼續生效。此外，SITA提供SITA數據網絡服務對　貴公司的日常營運很重要，　貴公司客戶相當依賴由　貴集團透過SITA提供的服務。據SITA告知，　貴公司與SITA訂立的SITA電訊服務協議，合約期超過三年為標準的條款。因此，吾等認同董事的意見，長租期有利於　貴公司商業利益。

為了進一步評估以此期限訂立此類合同是否符合一般業務慣例，吾等已於Bloombergy進行搜尋，並發現當中並無可與SITA比較的相關個案，因此吾等請求SITA向吾等提供其競爭對手的資料，作為另一選擇，並發現美國ARINC Incorporated的其中一項服務亦包括向航空業務提供數據網絡服務，該競爭對手可與SITA的數據網絡服務作比較。就此方面，吾等已於二零零七年二月三日在ARINC的網頁中進行搜尋，並發現該公司已於二零零六年三月十四日就提供多項空中或地下數據連接服務，與美國大陸航空公司訂立7年期的合約。

基於以上所述，吾等認同董事的意見，SITA電訊服務協議超過3年的合約期，有利　貴公司商業利益，同類型合約訂立有關年期亦屬於正常商業慣例。

(ii) 東興里租賃協議及東四租賃協議

如上所述，自二零零零年，東興里物業及東四物業作為　貴公司的數據中心，移走已嵌入伺服器的設備及輔助產品並不可行。為確保　貴集團穩定運作，吾等認同董事意見，　貴公司須以更長租期租用東興里物業及東四物業，東興里租賃協議及東四租賃協議的合約期超過3年，有利於　貴公司商業利益。

在衡量東興里租賃協議及東四租賃協議的期限是否為正常商業慣例時，吾等已查閱聯交所上市公司自二零零五年一月一日至最後可行日期所有有關只為經營業務用途的物業租賃協議的持續關連交易通函，吾等已找到以下四項期限超過三年的物業租賃協議：

公司	租賃期	通函日期
中國石油天然氣股份有限公司 (股份編號: 857)	20年	二零零五年九月二十二日
中興通訊股份有限公司 (股份編號: 763)	20年	二零零六年十一月十日
北京首都國際機場股份有限公司 (股份編號: 694)	20年	二零零六年十一月十七日
位元堂藥業控股有限公司 (股份編號: 897)	10年	二零零七年三月五日

如上表所示，吾等注意到可比較的物業租賃協議年期為10至20年。因此，吾等認同董事意見，東興里租賃協議及東四租賃協議的合約期超過三年為正常商業慣例。

基於以上所述，吾等認同董事意見，東興里租賃協議及東四租賃協議的合約期超過三年，有利於　貴公司商業利益，同類型合約訂立有關年期亦屬於正常商業慣例。

4. 釐定不獲豁免持續關連交易的價格/租金的基準

(i) SITA交易

(a) SITA會員費

根據SITA，所有會員須按SITA收入及融資規則手冊的規定支付會費，手冊載有標準條款及條件，適用於所有SITA會員。根據SITA收入及融資規則手冊，貴公司於各財政年度應付的SITA會費的釐定，乃參照SITA、SITA NV或彼等各自全資附屬公司就前一財政年度日常業務中提供服務的合理收入(「**合理收入**」)向 貴公司開出的賬單總額佔該財政年度SITA所有成員合理收入總額的比率。由於SITA會費釐定的基準適用於所有SITA會員，吾等認同董事意見，SITA會費屬公平合理。

(b) SITA電訊服務協議

根據董事，SITA現時為中國航空業數據網絡服務的主要提供者之一。由於該行業受民航總局監管，其他競爭者欲進入本行業及為航空公司營運商提供比較數據網絡服務，均面對行業進入限制。

根據SITA向 貴公司提供數據網絡服務的SITA電訊服務協議，載有標準條款及條件，適用於其所有客戶。如董事會函件所載， 貴公司須按使用量及SITA設定的費用計算標準，向SITA支付網絡數據使用費，該費用計算標準適用於SITA數據網絡服務的所有用戶。

基於以上所述，吾等認為SITA電訊服務協議規定由SITA提供服務的定價為正常商業條款，屬公平合理，符合 貴公司及股東的整體利益。

(ii) **網絡服務協議**

根據網絡服務協議，服務公司須(i)按民航總局規定的標準支付 貴公司數據傳輸設備、終端及列印機的網絡連接費；及(ii)按民航總局規定的標準支付使用主機資源的物理標識設備(PID)費；及(iii)按成本支付設備租用費。倘任何服務公司向 貴公司APP系統用戶提供前端技術支持，則 貴公司將與相關服務公司分享 貴公司APP系統所產生的收益，其金額乃根據(i)相關服務公司實際提供的服務量及(ii) 貴公司、相關服務公司及(倘適用)提供服務予 貴公司APP系統用戶的機場將訂立的協議所載的計費標準釐定。

吾等已留意到， 貴公司以往向 貴公司APP系統用戶提供前端技術支持支付予其他獨立第三方的所有費用，與 貴公司向 貴公司APP系統用戶提供前端技術支持支付予服務公司及若干機場的費用總和相同。

基於以上所述，吾等認為 貴公司向服務公司支付的服務費不遜於其支付予其他獨立第三方的費用。故吾等認為 貴公司將支付的服務費屬公平合理，符合 貴公司及股東的整體利益。

(iii) **東興里租賃協議及東四租賃協議**

根據東興里租賃協議及東四租賃協議，東興里物業及東四物業的租金每三年檢討一次，參照東興里物業及東四物業租賃期生效日起的市場價釐定。如董事會函件所述，向集團公司應付東興里物業及東四物業的平均租金(包括物業管理費)為每日每平方米人民幣3.8元及人民幣4.5元，與獨立物業估值師第一太平戴維斯評估的於二零零六年九月一日的平均市場租金相同。

在衡量於二零零六年九月一日的市場租金是否公平合理時，吾等已檢討第一太平戴維斯的估值報告，該報告顯示東興里物業及東四物業現時的物業使用租金安排（即集團公司與 貴公司於二零零六年十二月三十日訂立的補充協議中所規定的租金總額（包括物業管理費））屬公平合理，符合市場水平。第一太平戴維斯乃根據香港測量師學會頒佈的《香港測量師學會物業估值標準》（二零零五年第一版）的規定按市場價評估現時的租金安排。吾等已與第一太平戴維斯就其達致二零零六年九月一日的市場租金所採用的方法及假設進行討論。與第一太平戴維斯討論的過程中，吾等並無注意到任何重大資料，令吾等相信市場租金的估值並非按合理基準編製，其方法及假設並非經審慎及小心考慮後才採用。吾等無理由懷疑第一太平戴維斯達致該等市場租金的估值時所採用的方法及假設是否公平及合適。

就此而言，吾等認為東興里物業及東四物業的各平均租金為正常商業條款，屬公平合理，符合 貴公司及股東的整體利益。

(iv) 航空服務協議

如董事會函件所載，航空服務協議項下航空服務發起人就技術服務應付的服務費乃按民航總局規定的計費標準釐定。

吾等亦已審閱 貴公司就航空服務協議所規定向國航和深航的收費，認為 貴公司向國航和深航收取的服務費處於民航總局規定的相關價格區間內。

吾等亦已審閱 貴公司與若干獨立第三方就技術服務訂立的服務與技術支持協議的樣本。吾等注意到， 貴公司根據航空服務協議載列的收費向國航和深航收取的服務費與獨立第三方的收費是相同的。

基於以上所述，吾等認為 貴公司向國航和深航收取的費用為正常商業條款，屬公平合理，符合 貴公司及股東的整體利益。

5. 年度上限的釐定基準

過往交易記錄

下文為截至二零零六年十二月三十一日止三個年度不獲豁免持續關連交易的交易記錄的摘要：

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年 *(附註)*
SITA交易	人民幣45,480,450元 (約相等於 45,480,450港元)	人民幣38,576,816元 (約相等於 38,576,816港元)	人民幣56,000,000元 (約相等於 56,000,000港元)
網絡服務協議項下的交易	人民幣17,600,000元 (約相等於 17,600,000港元)	人民幣29,942,000元 (約相等於 29,942,000港元)	人民幣31,000,000元 (約相等於 31,000,000港元)
東興里租賃協議及 東四租賃協議項下的交易	人民幣34,570,760元 (約相等於 34,570,760港元)	人民幣38,609,000元 (約相等於 38,609,000港元)	人民幣38,609,000元 (約相等於 38,609,000港元)
服務與技術支持協議及 貴公司與深航於二零零四年 十二月二十一日訂立的 航空服務協議(或前協議) 項下的交易	人民幣221,025,000元 (約相等於 221,025,000港元)	人民幣281,616,000元 (約相等於 281,616,000港元)	人民幣310,000,000元 (約相等於 310,000,000港元)

附註： 該等金額源自 貴集團於截至二零零六年十二月三十一日止年度的未經審核管理賬目。

年度上限

下文為截至二零零九年十二月三十一日止年度三個年度不獲豁免持續關連交易的有關年度上限的摘要：

	截至十二月三十一日止年度		
	二零零七年	二零零八年	二零零九年
SITA交易	人民幣67,000,000元 (約相等於 67,000,000港元)	人民幣80,000,000元 (約相等於 80,000,000港元)	人民幣96,000,000元 (約相等於 96,000,000港元)
網絡服務協議項下的交易	人民幣37,200,000元 (約相等於 37,200,000港元)	人民幣44,640,000元 (約相等於 44,640,000港元)	人民幣53,568,000元 (約相等於 53,568,000港元)
東興里租賃協議及東四租賃協議項下的交易	人民幣40,000,000元 (約相等於 40,000,000港元)	人民幣40,000,000元 (約相等於 40,000,000港元)	人民幣40,000,000元 (約相等於 40,000,000港元)
航空服務協議項下的交易	人民幣403,000,000元 (約相等於 403,000,000港元)	人民幣523,900,000元 (約相等於 523,900,000港元)	人民幣175,760,000元 (約相等於 175,760,000港元) *(附註)*

附註：僅載列深航航空服務協議項下擬進行交易的年度上限，而國航航空服務協議的首期年期將於二零零八年十二月三十一日屆滿。

年度上限基準

年度上限基準載列如下：

(i)(a) SITA交易及網絡服務協議

誠如董事會函件所述，SITA交易和網絡服務協議的年度上限乃參考以下因素釐定：(i)截至二零零五年十二月三十一日止年度相關交易的過往年度金額；(ii)截至二零零六年十二月三十一日止年度約人民幣56,000,000元(約相等於56,000,000港元) SITA交易的未經審核金額，及約人民幣31,000,000元(約相等於31,000,000港元)的網絡服務協議項下擬進行交易的未經審核金額(由 貴集團截至二零零六年十二月三十一日止年度的未經審核管理賬目計算所得)；(iii)截至二零零四年十二月三十一日止年度 貴公司營業額與截至二零零六年十二月三十一日止年度預期營業額之間約20%的複合年均增長率；(iv)相關交易的估計增長量(已計及中國航空旅遊業的預期增長及商旅次數持續增加等因素)。誠如董事會函件所述，SITA交易和網絡服務協議項下擬進行交易的年度上限乃基於截至二零零九年十二月三十一日止三個年度各自交易的20%複合年均增長率計算。

為了衡量SITA交易和網絡服務協議項下擬進行交易的建議年度上限是否公平合理，吾等已審閱SITA交易和網絡服務協議項下擬進行交易截至二零零六年十二月三十一日止三個年度的交易金額，並注意到於截至二零零五年十二月三十一日止兩年度間與截至二零零六年十二月三十一日止兩年度間，SITA交易的平均複合年均增長率約為15%，而網絡服務協議項下擬進行交易的平均複合年均增長率約為12%。基於中國航空旅遊業市場可觀的增長及商旅次數持續增加，相關年度上限代表有關交易於有關期間約有20%的年均複合增長率。

(i)(b) 航空服務協議

航空服務協議項下擬進行交易的年度上限乃參考以下因素釐定：(i)截至二零零五年十二月三十一日止相關交易的過往年度上限；(ii)截至二零零六年十二月三十一日止年度約人民幣310,000,000元(約相等於310,000,000港元)的航空服務協議項下擬進行交易的未經審核金額(由 貴集團截至二零零六年十二月三十一日止年度的未經審核管理賬目計算所得)；(iii)相關交易的估計增長量(已計及中國航空旅遊業的預期增長及商旅次數持續增加等因素)；(iv)就航空服務協議項下擬進行的交易而言，國航航空服務協議的初步期限將於二零零八年十二月三十一日屆滿，而深航航空服務協議將於二零零九年十二月三十一日屆滿。誠如董事會函件所述，航空服務協議項下擬進行交易的年度上限乃基於截至二零零八年十二月三十一日止兩個年度及或(倘適用)截至二零零九年十二月三十一日止三個年度各自按30%的複合年均增長率計算。

吾等已審閱服務與技術支持協議及 貴公司與深航於二零零四年十二月二十一日訂立的航空服務協議(或原協議)項下擬進行交易，於截至二零零六年十二月三十一日止三個年度的交易金額，並注意到於截至二零零四年十二月三十一日止兩年度間與截至二零零六年十二月三十一日止兩年度間，服務與技術支持協議及 貴公司與深航於二零零四年十二月二十一日訂立的航空服務協議(或原協議)項下擬進行交易的平均複合年均增長率約為20%。基於中國航空旅遊業市場可觀的增長及商旅次數持續增加，相關年度上限代表航空服務協議項下擬進行的交易於有關期間約有30%的年均複合增長率。

為進一步衡量SITA交易、網絡服務協議及航空服務協議的相關年限上限是否公平合理，吾等已對中國航空旅遊業進行研究：

根據民航總局於二零零六年三月十日出版的文章，二零零五年中國旅遊的航空旅客約138,000,000人，較二零零零年的105.7%增幅為大，二零零零年至二零零五年的15.5%複合年均增長率亦較一九九五年至二零零零年的5.6%出現大幅增長。董事認為，商務旅遊和國內居民的可支配收入增加，以及消費模式改變，令國內消費者於可見將來將花費金錢於交通上。

根據貿易發展局商貿信息中心網站tdctrade.com，國航預期將購入24架A320型飛機，並預期於二零零七年至二零一零年期間付運中國，有助提升國航的載客量，鞏固北京作為交通樞紐的地位。中國航空供應公司亦已訂購150架A320空中巴士，並將分銷予國航和深航等四間國內航空公司。

二零零八年舉辦北京奧運會期間，因未來一年到中國旅遊的旅客增加，預期交通流量將遠超市場。另一方面，航空煤油的批發價減少，令國內航班的燃油附加費下調20%，國內航班每位乘客附加費有所下調，從而引發航空旅遊的需求。

鑒於行業前景穩定，吾等認為(i)SITA交易和網絡服務協議於截至二零零九年十二月三十一日止三個年度每年上限，及(ii)航空服務協議於截至二零零八年十二月三十一日止兩個年度及或(倘適用)截至二零零九年十二月三十一日止三個年度分別為20%及30%年度上限的年均增長已按公平合理的基準釐定。經適當考慮有關　貴集團營業額可能出現的波動，年度上限符合　貴公司及股東的整體利益。

(ii)　東興里租賃協議及東四租賃協議

上述東興里租賃協議及東四租賃協議項下擬進行交易的年度上限乃分別基於　貴公司根據該等協議應付的年租總額(包括物業管理費)人民幣3.8元(約相等於約3.8港元)及人民幣4.5元(約相等於約4.5港元)釐定。因此，吾等認為東興里租賃協議及東四租賃協議的年度上限的釐定屬公平合理，符合　貴公司及股東的整體利益。

推薦意見

經考慮上文所述的主要因素及理由後，吾等認為不獲豁免持續關連交易乃按正常商業條款，在一般及日常的業務過程中進行，屬公平合理，並符合　貴公司及獨立股東的整體利益；(ii)SITA電訊服務協議、東興里租賃協議及東四租賃協議的合約期均超過三年具商業利益，同類型合約訂立有關年期亦屬於商業慣例；(iii)不獲豁免持續關連交易的有關年度上限屬公平合理，符合　貴公司及股東的整體利益；及(iv)獨立股東批准不獲豁免持續關連交易及有關年度上限屬公平合理。因此，吾等建議獨立董事委員會推薦獨立股東投票贊成於臨時股東大會上提呈有關不獲豁免持續關連交易及其各自的年度上限的相關決議案。

此致

獨立董事委員會及列位獨立股東　台照

中國民航信息網絡股份有限公司
中國北京市海澱區科學院南路2號
融科資訊中心C座南樓18-20層
郵編100080

代表
招商證券(香港)有限公司
執行董事
吳亦農
謹啟

二零零七年三月七日

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司概無任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所；或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

3. 主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份及相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權的實體（不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁）如下：

(1) 於本公司股份中持有的權益或淡倉

股東姓名	身份	證券類別及數目 *(附註1)*	佔相應類別股本的比例	佔總股本的比例
Templeton Asset Management Limited	投資經理	每股面值人民幣1元的26,988,000股H股(L)	8.68%	3.04%
Matthews International Capital Management, LCC	投資經理	每股面值人民幣1元的28,239,000股H股(L)	9.08%	3.18%
Platinum Asset Management Limited	投資經理	每股面值人民幣1元的4,324,876股H股(L)	1.39%	0.49%
	受託人（不包括被動受託人）	每股面值人民幣1元的14,407,050股H股(L)	4.63%	1.62%
JPMorgan Chase & Co.	投資經理	每股面值人民幣1元的8,688,000股H股(L)	2.79%	0.98%
	保管人	每股面值人民幣1元的13,047,000股H股(L)	4.20%	1.46%
	(附註2)	每股面值人民幣1元的13,047,000股H股（可供借出的股份）	4.20%	1.46%
J.P.Morgan Fleming Asset Management (Asia) Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%

J.P.Morgan Fleming Asset Management Holdings Inc.	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
JF Asset Management Limited	投資經理	每股面值人民幣1元的22,199,000股H股(L)	7.14%	2.50%
OppenheimerFunds, Inc	投資經理	每股面值人民幣1元的42,467,220股H股(L) *(附註3)*	9.65% *(附註3)*	4.78%
中國民航信息集團公司	實益擁有人	每股面值人民幣1元的198,496,500股內資股(L)	34.38%	22.35%
中國南方航空集團公司	實益擁有人	每股面值人民幣1元的116,460,500股內資股(L)	20.17%	13.11%
中國東方航空集團公司	實益擁有人	每股面值人民幣1元的109,414,500股內資股(L)	18.95%	12.32%
中國航空集團公司	實益擁有人	每股面值人民幣1元的89,433,500股內資股(L)	15.49%	10.07%

註：

1. *字母「L」代表該等證券的股權。*

2. *於J.P. Morgan Chase & Co.發出的《法團大股東通知》並未列出其持有該等證券的身份。*

3. *如聯交所網站所顯示，該等資料摘錄自OppenheimerFunds, Inc.於二零零六年十二月六日提交的《法團大股東通知》。但該通知所載，OppenheimerFunds, Inc.持有42,467,220股H股，於最後可行日期，約佔本公司總發行H股13.66%（倘正確），而不是如該通知所載的9.65%。OppenheimerFunds, Inc.並未向本公司提交《法團大股東通知》。本公司亦未能從本公司股東名冊確定OppenheimerFunds, Inc.實際持有H股的數量。因為於最後可行日期，概無任何H股以OppenheimerFunds, Inc.名義登記。*

除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無任何人士或其他實體於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份或相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權。

(b) 於最後可行日期，就本公司董事、監事或行政總裁所知，直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

附屬公司	**股東**	**註冊資本**	**約佔權益百分比**
海南凱亞	中國南方航空集團公司	人民幣1,505,000元	22.74%
湖北凱亞	武漢天河機場有限責任公司	人民幣625,000元	12.50%
湖北凱亞	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北凱亞	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%
湖北凱亞	深圳凱亞	人民幣625,000元	12.50%
重慶凱亞	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶凱亞	重慶機場(集團)有限公司	人民幣2,401,000元	24.50%

雲南凱亞	中國東方航空雲南公司	人民幣980,000元	49.00%
天信達	SITAGCH	1,372,000美元	49.00%
廈門凱亞	廈門航空有限公司	人民幣1,140,000元	28.50%
廈門凱亞	廈門國際航空港股份有限公司	人民幣820,000元	20.50%
青島凱亞	青島國際機場集團有限公司	人民幣720,000元	36%
青島凱亞	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%
西安凱亞	陝西省機場管理集團公司	人民幣850,000元	17%
西安凱亞	中國東方航空西北公司	人民幣1,600,000元	32%
新疆凱亞	中國南方航空集團公司	人民幣735,000元	24.50%
新疆凱亞	新疆機場集團有限責任公司	人民幣735,000元	24.50%

除上文披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權。

4. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

5. 訴訟

於最後可行日期，概無本集團或任何其附屬公司涉及任何重大訴訟或仲裁，本公司董事亦未知悉任何將會對本公司或任何其附屬公司提出或構成威脅的重大訴訟或仲裁。

6. 重大變動

就董事所知，自二零零五年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

7. 於資產中持有的權益

於最後可行日期，自二零零五年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或招商證券概無擁有任何直接或間接權益。

8. 於合約中持有的重大權益

於最後可行日期，概無董事於截至本通函日仍然有效的、與本集團業務有重要關係的任何合約或安排中持有重大權益。

9. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團，為獨立董事委員會及獨立股東就不獲豁免持續關連交易及相關年度上限的獨立財務顧問。其致獨立董事委員會及獨立股東的建議函件，日期為本通函日期，為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

10. 一般資料

本通函的中、英文本如有歧義，概以英文本為準；但《章程》修訂案以中文為準。

11. 備查文件

自本通函發出日至臨時股東大會召開日(包括臨時股東大會召開日)止期間的一般辦公時間內於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所，可查閱以下文件：

(i) SITA電訊服務協議；

(ii) 網絡服務協議；

(iii) 東興里租賃協議；

(iv) 東四租賃協議；及

(v) 航空服務協議。



中国民航信息网络股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零七年四月二十五日(星期三)上午十時於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會(「臨時股東大會」)，以審議及酌情通過如下決議案(不論有否修訂)：

普通決議案

1. 「**動議**：

(a) 批准本公司就與SITA(定義見本公司日期為二零零七年三月七日的通函(「**通函**」)，一份其上註有「B」字的副本已提呈大會，並由大會主席簽署，以資識別)之間的SITA數據網絡服務(定義見通函)及繳納SITA會費(定義見通函)(統稱SITA電訊服務協議，稱為「**SITA交易**」)所訂立日期為二零零四年七月三十日的協議(「**SITA電訊服務協議**」)，其上註有「A」字的副本已提呈大會，並由大會主席簽署，以資識別)，及其項下擬進行的交易；及

(b) 批准SITA交易於截至二零零九年十二月三十一日止三個年度內如通函所述的年度上限(定義見通函)，並授權本公司董事(「**董事**」)作出彼等認為就SITA交易及其項下擬進行的其他交易而言屬必須、適宜或恰當的任何行動。」

2. 「**動議**：

(a) 批准(1)本公司；(2)雲南航信空港網絡有限公司；(3)黑龍江航信空港網絡有限公司；(4)大連航信空港網絡有限責任公司；(5)上海民航華東凱亞系統集成有限公司；(6)上海東美在線旅行社有限公司；(7) 成都民航西南凱亞有限責任公司；(8)中國民航信息網絡股份(香港)有限公司；(9)中國民航信息網絡股份(新加坡)有限公司；(10)中國民航信息網絡股份(日本)有限公司；(11)中國民航信息網絡股份(韓國)有限公司；(12)天信達信息技術有限公司；(13)青島民航凱亞系統集成有限公司；(14)海南民航凱亞有限公司；(15) 湖北民航凱亞有限公司；(16)重慶民航凱亞信息技術有限公司；(17) 雲南民航凱亞信息有限公司；(18)廈門民航凱亞有限公司；(19)西安民航凱亞科技有限公司；(20)新疆民航凱亞信息網絡有限責任公司；(21)瀋陽民航東北凱亞有限公司；及(22)深圳民航凱亞有限公司之間就，其中包括，提供有關本公司的主機資源及連接至本公司的傳輸設備網絡、終端機及打印機等詳細列在通函的服務所訂立日期為二零零六年十二月三十日的協議(「**網絡服務協議**」)(其上註有「C」字的副本已提呈大會，並由大會主席簽署，以資識別)及其項下擬進行的所有交易的形式和實際內容；及

(b) 批准網絡服務協議項下擬進行於截至二零零九年十二月三十一日止三個年度的交易(如通函所述)的年度上限(定義見通函)，並授權董事作出彼等認為就網絡服務協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

3. 「**動議**：

(a) 批准中國民航信息集團公司(「**集團公司**」)與本公司之間就日期為二零零零年十月十八日有關集團公司向本公司出租中華人民共和國北京市朝陽區幸福三村東興里11號的辦公大樓的協議而訂立日期為二零零六年十二月三十日的補充協議(包括日期為二零零一年十二月三十一日、二零零二年四月十八日及二零零四年十二月十五日的補充協議)(「**東興里租賃協議**」)(其上註有「D」字的副本已提呈大會，並由大會主席簽署，以資識別)及其項下擬進行的所有交易的形式和實際內容；

(b) 批准集團公司與本公司之間就日期為二零零零年十月十八日有關集團公司向本公司出租中華人民共和國北京市東城區東四西街155號的部分辦公大樓的協議而訂立日期為二零零六年十二月三十日的補充協議(包括日期為二零零一年十二月三十一日及二零零四年十二月十五日的補充協議)(「**東四租賃協議**」)(其上註有「E」字的副本已提呈大會,並由大會主席簽署,以資識別)及其項下擬進行的所有交易的形式和實際內容;及

(c) 批准東興里租賃協議及東四租賃協議項下擬進行於截至二零零九年十二月三十一日止三個年度的交易(如通函所述)的年度上限(定義見通函),並授權董事作出彼等認為就東興里租賃協議及東四租賃協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

4. 「**動議**:

(a) 批准本公司與中國國際航空股份有限公司(「**國航**」)之間就本集團向國航提供技術服務而訂立日期為二零零六年十二月一日的協議(「**國航航空服務協議**」)(其上註有「F」字的副本已提呈大會,並由大會主席簽署,以資識別)及其項下擬進行的所有交易的形式和實際內容;

(b) 批准本公司與深圳航空有限責任公司(「**深航**」)之間就本集團向深航提供技術服務而訂立日期為二零零七年一月二十三日的協議(「**深航航空服務協議**」)(其上註有「G」字的副本已提呈大會,並由大會主席簽署,以資識別)及其項下擬進行的所有交易的形式和實際內容;及

(c) 批准國航航空服務協議及深航航空服務協議(統稱「**航空服務協議**」)項下擬進行於截至二零零八年十二月三十一日止兩個財政年度,或如適用,於截至二零零九年十二月三十一日止三個年度的交易(如通函所述)的年度上限(定義見通函),並授權董事作出彼等認為就航空服務協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

特別決議案

5. 「**動議：**

本公司《章程》第一條第三節中的股東十四「長安航空實業公司」須修訂為「長安航空有限責任公司」，修訂後的《章程》於國家工商行政管理總局登記備案後生效。有關內容修訂後，本公司《章程》第一條第三節將由如下內容取代：

「公司的發起人為：

股東一：	中國民航信息集團公司
股東二：	中國南方航空集團公司
股東三：	中國東方航空集團公司
股東四：	中國航空集團公司
股東五：	長城航空公司
股東六：	廈門航空有限公司
股東七：	海南航空股份有限公司
股東八：	中國新華航空有限責任公司
股東九：	深圳航空有限責任公司
股東十：	上海航空股份有限公司
股東十一：	山東航空股份有限公司
股東十二：	四川航空集團公司
股東十三：	中國東方航空武漢有限責任公司
股東十四：	長安航空有限責任公司
股東十五：	山西航空實業公司」」

6. 「**動議：**

《章程》原第十四條第一節首句「可設控股」之後加入「或參股」字眼；並於第十四條第一節第二句「及「凱亞」」之後加入「或「空港」」字眼。在前述修訂後，第十四條第一節將修改為：

「公司根據業務發展需要，可設控股或參股子公司、分公司、代表處等分支機構。子公司名稱應冠以中國民航信息網絡股份有限公司的簡稱及「凱亞」或「空港」字樣。分公司則冠以中國民航信息網絡股份有限公司的全稱。」」

7. 「**動議**《章程》修訂如下：

(a) 《章程》第四十七條：

刪除原第四十七條第二節中的「五十」字眼，並以「四十四」字眼取代。在前述修訂後，第四十七條第二節將修改為：

「內資股股東遺失股票，申請補發的，依照《公司法》第一百四十四條的規定處理。」

(b) 《章程》第五十六條：

刪除原第五十六條第十三款中的「5%」字眼，並以「3%」字眼取代。在前述修訂後，第五十六條第十三款將修改為：

「(十三) 審議代表公司有表決權的股份3%以上 (含3%) 的股東的提案；」

原第五十六條第十四款修改為第五十六條第十五款；原第五十六條第十四款將以「審議公司在一年內購買、出售重大資產超過公司最近一期經審計總資產30%的事項」字句取代。在前述修訂後，第五十六條第十四及十五款將修改為：

「(十四) 審議公司在一年內購買、出售重大資產超過公司最近一期經審計總資產30%的事項；

(十五) 法律、行政法規及公司章程規定應當由股東大會作出決議的其他事項。」

(c) 《章程》第六十條：

刪除原第六十條整段，並以下文取代：

「公司召開股東大會，董事會、監事會以及單獨或者合併持有公司3%以上股份的股東，有權向公司提出提案。提案的內容應當屬於股東大會職權範圍，有明確議題和具體決議事項，並且符合法律、行政法規和本章程的有關規定。

惟該提案需於前述會議通知發出之日起30日內送達公司。召集人應當在收到提案後2個工作日內發出股東大會補充通知，公告臨時提案的內容，並可適當推遲會議時間。

除前款規定的情形外，召集人在發出股東大會通知公告後，不得修改股東大會通知中已列明的提案或增加新的提案。

股東大會通知中未列明或不符合本條規定的提案，股東大會不得進行表決並作出決議。」

(d) 《章程》第七十二條：

新增「公司持有的本公司股份沒有表決權，且該部份股份不計入出席股東大會有表決權的股份總數。」的字句為第七十二條第二節。

(e) 《章程》第七十八條：

原第七十八條第五款修改為第七十八條第六款，並刪除「股東大會以普通決議通過認為」字眼，及以「法律、行政法規或本公司章程規定的，以及股東大會以普通決議認定」的字句取代；新增第七十八條第五款：「公司在一年內購買、出售重大資產或者擔保金額超過公司最近一期經審計總資產30%的；」字句。在前述修訂後，第七十八條第五及第六款將修改為：

「(五) 公司在一年內購買、出售重大資產或者擔保金額超過公司最近一期經審計總資產30%的；

(六) 法律、行政法規或本章程規定的，以及股東大會以普通決議認定會對公司產生重大影響的、需要以特別決議通過的其他事項。」

(f) 《章程》第八十一條：

刪除原第八十一條中「股東大會由董事長召集並擔任會議主席；董事長因故不能出席會議的，應當由副董事長召集會議並擔任會議主席；如果董事長和副董事長均無法出席會議，董事會可以指定一名公司董事代其召集會議並且擔任會議主席；」字句，並以下文取代，作為第八十一條第一及二節：

「股東大會會議由董事會召集，董事長主持；董事長不能履行職務或者不履行職務的，由副董事長主持；副董事長不能履行職務或者不履行職務的，由半數以上董事共同推舉一名董事主持。

董事會不能履行或者不履行召集股東大會會議職責的，監事會應當及時召集和主持；監事會不召集和主持的，連續九十日以上單獨或者合計持有公司百分之十以上股份的股東可以自行召集和主持。」

原第八十一條中尚仍保留的字句，將成為第八十一條第三節。

(g) 《章程》第九十五條：

在原第九十五條第一節末句之後加入「董事任期屆滿未及時改選，或者董事在任期內辭職導致董事會成員低於法定人數的，在改選的董事就任前，原董事仍應依照法律、行政法規和本章程的規定，履行董事職務。」字句。

(h) 《章程》第九十九條：

(i) 刪除原第九十九條第一節中「有緊急事項時，經董事長或二名董事或公司經理提議，可召開臨時董事會會議，並不受第一百條會議通知的限制。」字句，並以：「代表十分之一以上表決權的股東、三分之一以上董事或者監事會，可以提議召開董事會臨時會議，並不受第一百條會議通知的限制。董事長應當自接到提議後十日內，召集和主持董事會會議。」字句取代。在前述修訂後，原第九十九條第一節修訂為「董事會會議每年至少召開兩次，由董事長召開，於會議召開10日以前通知全體董事。代表十分之一以上表決權的股東、三分之一以上董事或者監事會，可提議召開董事會臨時會議，並不受第一百條會議通知的限制。董事長應當自接到提議後十日內，召開和主持董事會會議。」

(ii) 在原第九十九條第二節中「董事會議在公司住所舉行」前加入「如無另行通知，」字眼。在前述修訂後，第九十九條第二節將修改為: 「如無另行通知，董事會議在公司住所舉行。」

(i) 《章程》第一百零二條：

(i) 刪除原第一百零二條中「當反對票和贊成票相等時，董事長有權多投一票」字眼，並以「董事會決議的表決，實行一人一票」字句取代。

(ii) 新增第一百零二條第二節：「董事與董事會會議決議事項所涉及的企業有關聯關係的，不得對該項決議行使表決權，也不得代理其他董事行使表決權。該董事會會議由過半數的無關聯關係董事出席即可舉行，董事會會議所作決議須經無關聯關係董事過半數通過。出席董事會的無關聯關係董事人數不足三人的，應將該事項提交公司股東大會審議。」

(j) 《章程》第一百一十七條：

(i) 刪除原第一百一十七條第一節中「八」字眼，並以「九」字眼取代；刪除原第一百一十七條第一節末句後的「。」，並以「；職工代表擔任監事的比例不低於三分之一。」字句取代。在前述修訂後，第一百一十七條第一節將修改為：

「監事會由九名監事組成。外部監事(指不在公司內部任職的監事，下同)應佔監事會人數的二分之一以上，其中並應有一名以上的獨立監事(指獨立於公司股東且不在公司內部任職的監事，下同)；職工代表擔任監事的比例不低於三分之一。」

(ii) 刪除原第一百一十七條第二及第三節，並分別以以下字句取代：

「監事任期三年，可連選連任。監事任期屆滿未及時改選，或者監事在任期內導致監事會成員低於法定人數的，在改選出的監事就任前，原監事仍應依照法律、行政法規和本章程的規定，履行監事職務。

監事會設主席一名及副主席一名。監事會主席及副主席的任免，　由全體監事過半數選舉產生。」

(iii) 在原第一百一十七條第四節後加入「監事會主席不能履行職務或者不履行職務的，由監事會副主席召集和主持監事會會議；監事會副主席不能履行職務或者不履行職務的，由半數以上監事共同推舉一名監事召集和主持監事會會議。」字句。

(k)　《章程》第一百一十八條：

刪除原第一百一十八條第一節，並以下文取代：

「監事會成員包括：外部監事(即：股東代表監事和獨立監事)；以及和由公司職工代表擔任的職工代表監事。股東代表監事和獨立監事由股東大會選舉和罷免；職工代表監事由公司職工代表大會或其他民主選舉產生或罷免。」

(l)　《章程》第一百二十一條：

(i)　刪除原第一百二十一條第(二)款，並以「對董事、高級管理人員執行公司職務的行為進行監督，對違反法律、行政法規、公司章程或者股東大會決議的董事、高級管理人員提出罷免的建議；」字句取代。

(ii)　在原第一百二十一條第(五)款中「提議召開臨時股東大會」字句後，加入「，在董事會不履行本法規定的召集和主持股東會會議職責時召集和主持股東大會會議；向股東會會議提出提案；」字句。

(iii)　在原第一百二十一條第(六)款中「董事」字眼後，加入「、高級管理人員」字眼，在前述修訂後，第一百二十一條第(六)款將修改為：「代表公司與董事、高級管理人員交涉或對董事、高級管理人員起訴；」

(m)　《章程》第一百二十二條：

新增原第一百二十二條第二節：「監事會應當將所議事項的決定做成會議記錄，出席會議的監事應當在會議記錄上簽名。」

(n)　《章程》第一百五十一條：

(i)　新增以下內容，作為原第一百五十一條第一節：

「公司的稅後利潤，須按下列順序分配:

(一)　彌補虧損；

(二)　提取法定公積金；

(三)　提取任意公積金；

(四)　支付普通股股利。」

(ii) 原第一百五十一條第一節將改為第一百五十一條第二節，並刪除「，並提取利潤的百分之五至百分之十列入公司法定公益金」字句。在前述修訂後，第一百五十一條第二節將修改為：「公司分配當年稅後利潤時，應當提取利潤的百分之十列入公司法定公積金。公司法定公積金累計額為公司註冊資本的百分之五十以上的，可不再提取。」

(iii) 原第一百五十一條第二節將改為第一百五十一條第三節，並刪除「和法定公益金」字句。在前述修訂後，第一百五十一條第三節將修改為：「公司的法定公積金不足以彌補上一年度公司虧損的，在依照前款規定提取法定公積金之前，應當先用當年利潤彌補虧損。」

(iv) 刪除原第一百五十一條第三及第四節，並加入「公司法定公積金的提取以及比例、股利的分配，由董事會視乎公司經營狀況和發展需要制訂，並經股東大會審批。」字句作為第一百五十一條第四節。

(o) 《章程》第一百五十二條：

刪除原第一百五十二條中「、公益金」字眼。在前述修訂後，第一百五十二條將修改為：「公司未彌補虧損和提取法定公積金之前，不得分配股利或以紅利形式進行其他分配。」

(p) 《章程》第一百五十五條：

刪除原第一百五十五條整段，並以下文取代：

「公司按照股東持有的股份數量分配股利，公司持有的本公司股份不得分配利潤。」

(q) 《章程》第一百六十條：

刪除原第一百六十條整段，之後，本公司《章程》條款序號將相應調整。」

以上為《章程》修訂案的中文版本，中英文本如有任何歧義均以中文文本為準。

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永



中國北京，二零零七年三月七日

註冊辦公地址：
中國北京海淀區
科學院南路2號
融科資訊中心(郵編100080)

附註：

1. 本公司將於二零零七年三月二十六日至二零零七年四月二十五日(包括首尾兩天)暫停辦理過戶登記。於二零零七年三月二十三日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席臨時股東大會。H股過戶文件須於二零零七年三月二十三日下午四時正或之前送交本公司H股股份登記處，受讓人方有權出席臨時股東大會。

2 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。

3. 務請 閣下儘早將代表委任表格按其上列印的指示填妥及簽署，並連同經簽署及公證的授權書或其他授權文件，交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且最遲須於臨時股東大會或其續會的指定舉行時間24小時前交回，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零七年四月四日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 由於第一至四項決議案所述的交易構成《香港聯合交易所有限公司證券上市規則》(「上市規則」)第14A條項下本公司的持續關連交易，故於臨時股東大會上提呈的上述決議案將根據上市規則第13.39(4)條以投票方式表決。

7. 於本通告日期，本公司董事會包括：

董事長：	朱永先生；
執行董事：	朱曉星先生、丁衛平先生及宋金箱先生；
非執行董事：	王全華先生、曹建雄先生、宮國魁先生、欒剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；
獨立非執行董事：	周國華先生、易永發先生及袁耀輝先生。

END